Form 20-F
Namib Minerals
filed 2025-06-11
CIK 2026514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 5, 2025

Commission File Number: 001-42685

Namib Minerals

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-11061

(Address of Principal Executive Offices)

Ibrahima Tall, Chief Executive Officer

Tel: (345) 769-4909

info@namibminerals.com

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-11061

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	NAMM	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	NAMMW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On June 5, 2025, the issuer had 53,677,429 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On June 5, 2025 (the “Closing Date”), Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo” or “Namib”), Red Rock Acquisition Corporation, formerly known as Hennessy Capital Investment Corp. VI (“HCVI”), Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Namib (“SPAC Merger Sub”), Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Namib (“Company Merger Sub”), and Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Greenstone” or the “Company”), consummated the business combination (the “Business Combination”) contemplated by the terms of that certain Business Combination Agreement, dated as of June 17, 2024 (as amended, the “Business Combination Agreement”).

On the Closing Date, pursuant to the Business Combination Agreement:

•	Company Merger Sub merged with and into the Company (the “Company Merger”), with the Company being the surviving entity of the Company Merger and becoming a wholly-owned subsidiary of Namib;

•	Immediately following the Company Merger, SPAC Merger Sub merged with and into HCVI (the “SPAC Merger”), with HCVI being the surviving entity of the SPAC Merger and becoming a wholly-owned subsidiary of Namib;

•	(a) each issued and outstanding share of common stock of HCVI, par value $0.0001 per share, was cancelled in exchange for the right to receive one ordinary share of Namib, par value $0.0001 per share (each, a “Namib Ordinary Share”), and (b) each outstanding warrant of HCVI exercisable for one share of Class A common stock of HCVI, par value $0.0001 per share, became exercisable for one Namib Ordinary Share on the same terms and conditions (each, a “Namib Warrant”); and

•	the ordinary shares in the capital of the Company, par value $1.00 per share, that was issued and outstanding was exchanged for an aggregate 48,861,960 Namib Ordinary Shares.

After the Closing Date, the Namib Ordinary Shares and Namib Warrants began trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “NAMM” and “NAMMW,” respectively.

Unless otherwise indicated, “Namib” or “PubCo” refers to Namib Minerals, and references to “we,” “us,” “our,” and similar terminology refer to Namib Minerals subsequent to the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains a number of forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Report are forward-looking statements. These forward-looking statements include information on our possible or assumed future results of operations or our performance. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

The forward-looking statements in this Report are based on information available as of the date of this Report and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” of Namib’s Post-Effective Amendment to its Registration Statement on Form F-4 (333-283650) filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 (the “Form F-4”), which are incorporated by reference into this Report, and the following important factors:

●	market risks, including the price of gold;

●	the effect of the announcement of the closing of the Business Combination on Namib’s business relationships, performance, and business generally;

●	the outcome of any legal proceedings that may be instituted against Namib or any of its subsidiaries related to the Business Combination;

●	the outcome of any legal proceedings relating to Greenstone’s purchase of Bulawayo Mining Company Limited, which owns all of Namib’s mines, from Metallon Corporation Limited (“Metallon”);

●	failure to realize the anticipated benefits of the Business Combination;

●	the inability to maintain the listing of Namib’s securities on Nasdaq;

●	the inability to remediate the identified material weaknesses in Greenstone’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Greenstone’s and Namib’s financial reporting;

●	the risk that the price of Namib’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Namib plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, macro-economic and social environments affecting its business, and changes in the combined capital structure;

●	the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, identify and realize additional opportunities, and manage Namib’s growth and expanding operations;

●	the risk that Namib may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe, or developing its exploration permits in the Democratic Republic of Congo (“DRC”);

●	the risk that Namib will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	political and social risks of operating in Zimbabwe and the DRC; and

●	the operational hazards and risks that Namib faces.

The risks outlined above and others described under the section entitled “Risk Factors” in the Form F-4 are not exhaustive. In addition, as a result of a number of known and unknown risks and uncertainties, including those listed above, Namib’s actual results or performance may be materially different from those expressed or implied by certain forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management team of Namib prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Forward-looking statements reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Accordingly, forward-looking statements set forth herein speak only as of the date of this Report.

Namib does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Namib will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Item 6.A of this Report is incorporated herein by reference.

The business address of our directors and executive officers is 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-11061.

B. Advisors

Greenberg Traurig LLP has represented Namib as U.S. securities counsel and will continue to act as U.S. securities counsel to Namib following the completion of the Business Combination. The address of Greenberg Traurig LLP is 1 Vanderbilt Ave, New York, New York 10017, United States.

Appleby Global Services (Cayman) Limited represented Namib on matters of Cayman Islands law and will continue to act as Cayman Islands law counsel following the completion of the Business Combination. The address of Appleby Global Services (Cayman) Limited is 71 Fort Street, PO Box 500, Grand Cayman, KY1-1106, Cayman Islands.

C. Auditors

For the period from May 27, 2024 (inception) to December 31, 2024, BDO South Africa Incorporated acted as the independent registered public accounting firm for Namib.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the cash and cash equivalents and capitalization of Namib on an unaudited pro forma combined basis as of December 31, 2024, after giving effect to the Business Combination.

(USD in thousands)	As of December 31, 2024, after giving effect to the Business Combination

Cash and cash equivalents	$1,341

Debt:
Borrowings	1,142
Bank overdraft	1,013
Borrowings for long-term portion	1,374
Total indebtedness	$3,529

Equity:
Ordinary Shares	5
Share premium	(92,222)
Shareholders’ deficit	(64,772)
Total shareholder's equity	(156,989)

Total capitalization	$(153,460)

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with Namib are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Namib Minerals was incorporated under the laws of the Cayman Islands on May 27, 2024 as an exempted company limited by shares with registration number 410406, having its registered office and mailing address for its principal executive office at Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106, and its telephone number is (345) 769-4909. Upon consummation of the Business Combination on June 5, 2025, Namib’s only material asset is its interest in Greenstone. See “Explanatory Note” of this Report for further details on the Business Combination, and see also descriptions of the material terms of the Business Combination as described in the Form F-4 in the sections entitled “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination” which are incorporated by reference.

Namib is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Since Namib is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Namib are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Namib Ordinary Shares. In addition, Namib is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Namib is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

Namib’s principal website address is https://www.namibminerals.com/. We do not incorporate the information contained on, or accessible through, Namib’s website into this Report, and you should not consider it a part of this Report. The SEC also maintains a website at www.sec.gov that contains reports and other information that Namib files with or furnishes electronically to the SEC.

B. Business Overview

Prior to the Business Combination, Namib owned no material assets and did not operate any business. Upon consummation of the Business Combination on June 5, 2025, Namib became the direct parent of Greenstone and conducts its business through Greenstone and Greenstone’s subsidiaries. Information regarding the business of Namib is included in the Form F-4 under the sections entitled “Business of Greenstone and Information Related to Greenstone” and “Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference. For a discussion of Greenstone’s principal capital expenditures and divestitures, reference is made to the section of the Form F-4 entitled “Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

C. Organizational Structure

The following diagram depicts the organizational structure of PubCo as of the date of this Report. All subsidiaries of PubCo are set forth in Exhibit 8.1 to this Report.

D. Property, Plants and Equipment

Information regarding the fixed assets of Namib is included in the form F-4 in the section entitled “Business of Greenstone and Certain Information about Greenstone — Mineral Resource and Mineral Reserve Summary Disclosure” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of Namib is conducted through Greenstone, Namib’s direct, wholly-owned subsidiary, and Greenstone’s subsidiaries.

Reference is made to the section of the Form F-4 entitled “Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth certain information relating to the executive officers and directors of Namib as of the date of this report.

Name	Age	Title	Class
Ibrahima Tall	47	Chief Executive Officer and Director	III
Tulani Sikwila	45	Chief Financial Officer and Director	III
Siphesihle Mchunu	36	General Counsel and Director	II
Molly P. Zhang (aka Peifang Zhang)	63	Director	II
Dennis A. Johnson	65	Director	I
Tito Botelho Martins Júnior	62	Director	I

Ibrahima Tall.    Mr. Tall serves as a Director and the Chief Executive Officer of Namib. Mr. Tall holds a master’s degree in civil engineering from Ecole Hassania des travaux Publics (EHTP) of Casablanca Morocco and has over 24 years of experience in mining operations and management in West and South Africa. Mr. Tall joined Greenstone and its predecessor companies in January 2019 as Chief Operating Officer and has served as Chief Executive Officer since June 2022. Prior to his time at Greenstone, Mr. Tall served in various management roles at Semafo and Managem. Mr. Tall also serves as a director of Standard Telecom Congo, a private company.

Tulani Sikwila.     Mr. Sikwila serves as a Director and the Chief Financial Officer of Namib. Mr. Sikwila is a Chartered Accountant of England and Wales and holds an Executive M.Sc., Finance from HEC Paris. He has over 20 years of operational, accounting and finance expertise. Mr. Sikwila has spent over 19 years at Greenstone and its predecessor companies and has served in a variety of roles, most recently as Chief Financial Officer and Director. His long-standing association with the Company has provided him with an unparalleled understanding of its operations, strategies, and challenges. Mr. Sikwila is responsible for the company’s investment management, corporate finance, tax and compliance functions. Prior to his time at Greenstone, Mr. Sikwila worked as an auditor at Ernst & Young in Zimbabwe. Mr. Sikwila also serves as a director of Metallon Corporation Limited, a private U.K. company, and previously served as its Chief Executive Officer.

Siphesihle Mchunu.     Mr. Mchunu serves as a Director and the General Counsel of Namib. Mr. Mchunu holds a Master of Laws from the University of Cape Town and a Bachelor of Laws from the University of Johannesburg and has over ten years of experience with a focus in energy, infrastructure, and mining. Mr. Mchunu joined Greenstone and its predecessor companies as its General Counsel in June 2020 and is responsible for managing the Company’s legal affairs. Prior to his time at Greenstone, Mr. Mchunu worked as an associate and/or senior associate at Poswa Incorporated, Routledge Modise (formerly Eversheds), and Hogan Lovells in South Africa. Mr. Mchunu also serves as a director of Standard Telecom Congo, a private company.

Molly P. Zhang (aka Peifang Zhang).    Molly P. Zhang (aka Peifang Zhang) serves as a Director of Namib. Ms. Zhang holds a PhD in chemical engineering and a master’s degree in chemistry from the Technical University of Clausthal in Germany and has extensive international business, operational, and financial management experience, as well as services on various corporate boards of directors. Prior to her transition to board services, Ms. Zhang served in various global leadership positions with Orica Limited, a global mining services company, from 2011 to 2016, most recently as Vice President of Asset Management from 2015 to 2016. Ms. Zhang also served in various senior leadership positions with Dow Inc. from 1989 to 2009, most recently as Managing Director, SCG-Dow Group from 2009 to 2011. Ms. Zhang currently serves as a member of the board of directors of Gates Industrial Corporation plc (since July 2020) and Aqua Metals, Inc. (since March 2021), each a public company, and is a member of the Advisory Board of Circular Innovation Fund (since May 2023). Ms. Zhang recently served on the board of directors of Arch Resources, Inc., GEA Group AG, and Cooper-Standard Holdings, Inc.

Dennis A. Johnson.    Dennis A. Johnson serves as a Director of Namib. Mr. Johnson graduated from Virginia Commonwealth University School of Business with a master’s degree in finance and the Virginia Military Institute with a bachelor’s degree in economics and is a Chartered Financial Analyst (“CFA”) Charter-holder. Mr. Johnson has over 40 years of experience as a global finance and investment executive and has served on the board of directors and as board committee chair for both public and private companies. He served as Managing Director at Citigroup from 1994 to 2005, Head of Global Corporate Governance for California Public Employees’ Retirement System (“CalPERS”), the largest public pension fund in the U.S., from 2005 to 2008, and non-executive director and member of the nominating & governance and compensation committees for Texas Industries (NYSE-TXI), one of the largest publicly traded cement and aggregates companies in the U.S. from 2009 to 2010. Mr. Johnson was also previously appointed to the SEC Investor Advisory Committee by SEC Chair Mary Shapiro. Mr. Johnson served as the Chief Investment Officer at TIAA, a Fortune 500 financial services company, from 2016 to 2018, and then served as Chief Strategy Officer at Public Investment Fund the sovereign wealth fund for the Kingdom of Saudi Arabia, from 2018 to 2020 and was based in Riyadh. Most recently, Mr. Johnson served as non-executive director and executive committee member for EasyKnock, a venture capital-backed fintech company, from 2023 to 2024 and was non-executive director and Chair of the audit committee for Glass Lewis & Company from 2022 to 2024. Mr. Johnson also served six years as an officer in the U.S. Army Reserve receiving an honorable discharge.

Tito Botelho Martins Júnior.     Tito Botelho Martins Júnior serves as a Director of Namib. Mr. Martins holds a Bachelor of Economics from the Federal University of Minas Gerais and an MBA from the IEAD Federal University of Rio de Janeiro, Brazil. He is a Certified Director with the National Association of Corporate Directors and has over 35 years of executive experience in the metals, mining, logistics, and energy sectors. Mr. Martins served in many executive positions at Vale S.A. from 1984 to 2003 and as Chief Executive Officer of Caemi Mineração Metalurgia from 2003 to 2006. Mr. Martins served in a variety of roles at Vale S.A. from 2006 to 2012, including most recently as Chief Financial Officer and Investor Relations Officer. From 2012 to 2021, Mr. Martins served as Chief Executive Officer and President of Nexa Resources SA (formerly Votorantim Metais) where he led the company’s initial public offering and listing on the New York Stock Exchange and the Toronto Stock Exchange. He was also Director of Cia Brasileira de Aluminio CBA, a private company, and Nexa Peru and Nexa Resources Atacocha, both public companies listed on the Lima Stock Exchange. Mr. Martins founded Kaiau Consultoria, a business and strategy consulting company, in 2022 and continues to serve as a Senior Advising Consultant. Mr. Martins currently serves as a director of Akasha Inc. and Capzul Corporation, both private companies.

B. Compensation

Information regarding the executive compensation of Namib’s executive officers and directors is included in the Form F-4 in the section entitled “Management of PubCo After the Business Combination — Compensation of Directors and Officers” which information is incorporated herein by reference.

C. Board Practices

Information regarding committees of the Board of Directors of Namib is included in the Form F-4 under the section entitled “Management of PubCo After the Business Combination — Board Committees” and is incorporated herein by reference. Information regarding the independence and classes of the Board of Directors of Namib is included in the Form F-4 under the section entitled “Management of PubCo After the Business Combination — Independence of our Board of Directors” and is incorporated herein by reference. However, Mr. Mark Harris, who is referenced in the Form F-4 as a director nominee, has been replaced by Mr. Tito Martins. Mr. Martins is an independent director and will assume the roles on the committees that Mr. Harris had previously been assigned.

D. Employees

Information regarding the employees of the Company is included in the Form F-4 under the section entitled “Business of Greenstone and Certain Information about Greenstone — Human Resources Capital” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the Namib Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Namib Ordinary Shares as of June 5, 2025 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Namib Ordinary Shares;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Namib Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Namib Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Namib Ordinary Shares which the holder has the right to acquire within 60 days of June 5, 2025 through the exercise of any option, warrant or any other right. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Namib Ordinary Shares beneficially owned is computed on the basis of 53,677,429 Namib Ordinary Shares outstanding on June 5, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Namib Ordinary Shares beneficially owned by them.

Unless otherwise noted, the business address of each of our directors and officers is 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-11061.

Name	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
Ibrahima Tall(1)	1,954,798	3.6%
Tulani Sikwila(2)	4,838,126	9.0%
Siphesihle Mchunu(3)	977,399	1.8%
Molly P. Zhang	—	—
Dennis A. Johnson	—	—
Tito Botelho Martins Júnior	—	—
All directors and executive officers as a group (6 individuals)	7,770,573	14.5%
Five Percent Holders:
Tulani Sikwila(2)	4,838,126	9.0%
Mzilakazi Godfrey Khumalo(5)	4,886,996	9.1%
Hennessy Capital Partners VI LLC(4)	3,695,000	6.9%
The Southern SelliBen Trust(6)	34,208,973	63.7%

Notes: —

*	Less than 1%.
(1)	Represents securities held by The South Rivers Foundation, and Ibrahima Tall exercises sole voting and dispositive power over such securities.

(2)	Represents securities held by The NostroHeritage Foundation, and Tulani Sikwila exercises sole voting and dispositive power over such securities.
(3)	Represents securities held by The Red Richmond Foundation, and Siphesihle Mchunu exercises sole voting and dispositive power over such securities.
(4)	The address of Daniel J. Hennessy and Hennessy Capital Partners VI LLC is c/o Hennessy Capital Group LLC, 195 US Hwy 50, Suite 309 Zephyr Cove, NV. Hennessy Capital Partners VI LLC (the “Sponsor”) is the current record holder of 3,695,000 Namib Ordinary Shares. Hennessy Capital Group LLC (“HCG”) is the managing member of the Sponsor. Daniel J. Hennessy and Thomas D. Hennessy are the managing members of HCG. Consequently, Messrs. Hennessy may be deemed the beneficial owners of the securities held by the Sponsor, and have shared voting and dispositive control over such securities. Messrs. Hennessy disclaim beneficial ownership over any securities owned by the Sponsor in which they do not have any pecuniary interest.
(5)	The address of Mr. Khumalo is Route de Choulex 220, 1252 Meinier, Switzerland.
(6)	The address of the Southern SelliBen Trust (the “Trust”) is Cone Marshall Limited, Floor 3, 32 Mahuhu Crescent, Auckland Central, New Zealand. The voting and dispositive power with respect to the securities held by the Trust is exercised by its trustee, Three Rivers PTC Limited (“Three Rivers”). Decisions at Three Rivers are made by majority decisions of a board of four directors which includes Tulani Sikwila, Namib’s Chief Financial Officer and Director. None of the directors of Three Rivers has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any securities held by the Trust. Mr. Sikwila, in his role as a director of Three Rivers, disclaims any beneficial ownership of the securities held by the Trust. The assets held by the Trust are held for the benefit of Mr. Khumalo’s family. Mr. Khumalo is the settlor of the Trust but has no voting or dispositive power over the securities held by the Trust.

Each outstanding Namib Ordinary Share is entitled to one vote for each share held of record on all matters to be voted on by shareholders. None of the holders of Namib Ordinary Shares have different voting rights from the other holders. We are not aware of any arrangements, the operation of which may, at a subsequent date, would result in a change of control.

As of June 5, 2025, we had seven shareholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 107,469 Namib Ordinary Shares, representing approximately 0.2% of our outstanding Namib Ordinary Shares. The other shareholders held 3.9 million Namib Ordinary Shares, representing 7.3% of our outstanding Namib Ordinary Shares.

B. Related Party Transactions

Information regarding certain related person transactions is included in the Form F-4 under the section entitled “Certain Greenstone Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

Legal proceedings are described in the Form F-4 in the section entitled “Business of Greenstone and Certain Information about Greenstone — Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Namib has not paid any cash dividends on its equity securities to date. The payment of cash dividends by Namib in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition. The Namib Board will consider whether or not to institute a dividend policy. It is presently intended that Namib will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Namib Board will declare dividends in the foreseeable future. The Namib Board may decide, in the future, to declare cash dividends after Namib has recommenced full operations at the Redwing Mine and the Mazowe Mine and has retained sufficient capital to fund the development and expansion of any other mines or mineral rights. However, no assurance can be made that dividends will be declared, or the timing thereof. Such decision remains within the Namib Board’s discretion, subject to applicable legal, financial, and contractual requirements.

B. Significant Changes

Information on significant changes of Namib since December 31, 2024 is provided in the “Explanatory Note” portion of this Report and in the Form F-4 in the section entitled “Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Namib Ordinary Shares and Warrants

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively.

Lock-up Restrictions

Information regarding the lock-up restrictions applicable to the Namib Ordinary Shares and Namib Warrants is included in the Form F-4 under the section entitled “Certain Agreements Related to the Business Combination — Registration Rights and Lock-up Agreement” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Namib’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares with a par value of US $0.0001 each. As of June 5, 2025, subsequent to closing of the Business Combination, there were 53,677,429 Namib Ordinary Shares outstanding. Upon the closing of the Business Combination, there were 18,576,712 Namib Warrants outstanding. The Namib Warrants will expire on 5.00 p.m. New York time, on June 5, 2030.

B. Memorandum and Articles of Association

The second amended and restated articles of association of Namib, dated as of June 5, 2025, is included as Exhibit 1.1 to this Report. The description of the second amended and restated articles of association of Namib contained in the Form F-4 in the section entitled “Description of PubCo’s Securities” is incorporated herein by reference.

C. Material Contracts

Contracts Relating to the Business Combination

The description of the Business Combination Agreement included in the Form F-4 in the section entitled “The Business Combination Agreement” is incorporated herein by reference. Descriptions of other agreements relating to the Business Combination are included in the Form F-4 under the section entitled “Certain Agreement Related to the Business Combination” and are incorporate herein by reference.

Other Contracts

Descriptions of other material agreements are included in the Form F-4 under the sections entitled “Business of Greenstone and Information Related to Greenstone — Mineral Resource and Mineral Reserve Summary Disclosure,” “Proposal No. 3 — The Equity Incentive Plan Proposal,” and “Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” and are incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Namib Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “Material U.S. Federal Income Tax Considerations” and “Certain Material Cayman Islands Tax Considerations,” and is incorporated herein by reference.

F. Dividends and Paying Agents

The information regarding Namib’s dividend policy included in Item 8.A of this Report and in the Form F-4 in the section entitled “Description of PubCo’s Securities — Dividends” is incorporated herein by reference. The Company has not identified a paying agent.

G. Statement by Experts

The consolidated financial statements of Greenstone Corporation as of and for each of the years ended December 31, 2024 and December 31, 2023 incorporated by reference herein have been audited by BDO South Africa Incorporated, an independent registered public accounting firm, as stated in their report appearing therein. Such financial statements are included in reliance on such report given upon the authority of BDO South Africa Incorporated as experts in accounting and auditing. The address of BDO South Africa Incorporated is Wanderers Office Park, 52 Corlett Drive, Illovo South Africa 2196.

The audited financial statements of Namib Minerals for the period from May 27, 2024 (inception) to December 31, 2024 incorporated by reference herein have been audited by BDO South Africa Incorporated, an independent registered public accounting firm, as stated in their report appearing therein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of HCVI as of December 31, 2024 and December 31, 2023 and for the years then ended incorporated by reference herein have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to HCVI’s ability to continue as a going concern. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. WithumSmith+Brown’s address is 506 Carnegie Ctr Ste 400, Princeton, NJ 08540

Aaron Radonich and Allan Blair have prepared the Technical Report Summaries with respect to the How Mine, the Redwing Mine and the Mazowe Mine which are incorporated by reference herein. Each of Mr. Radonich and Allan Blair is a qualified person as defined in Subpart 1300 (17 CFR 229.1300) of Regulation S-K and employed by WSP Australia Pty Limited (WSP). WSP’s address is Level 3, 51-55 Bolton St. PO Box 1162 Newcastle NSW 2300.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information on market risk is set forth in the Form F-4 in the section titled “Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk” and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Greenstone as of and for the years ended December 31, 2024 and 2023 contained in the Form F-4 are incorporated herein by reference.

The audited financial statements of Namib as of December 31, 2024 and for the period from May 27, 2024 (inception) through December 31, 2024 contained in the Form F-4 are incorporated herein by reference.

The audited financial statements of HCVI as of and for the years ended December 31, 2024 and 2023 and contained in the Form F-4 are incorporated herein by reference.

Unaudited pro forma condensed consolidated combined financial information of Namib, HCVI and Greenstone is attached as Exhibit 99.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association of Namib, as currently in effect.
2.1	Specimen Ordinary Share Certificate of Namib (incorporated by reference to Exhibit 4.5 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
2.2	Specimen Warrant Certificate of Namib (incorporated by reference to Exhibit 4.4 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
2.3	Warrant Agreement, dated September 28, 2021, by and between Red Rock Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to HCVI’s Form 8-K (File No. 001-40846), filed with the SEC on October 1, 2021).
2.4	Amendment No. 1 to Warrant Agreement, dated as of April 14, 2025, by and between Red Rock Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.6 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
2.5	Private Placement Warrants Purchase Agreement, dated September 28, 2021, by and between Red Rock Acquisition Corporation and Hennessy Capital Partners VI LLC (incorporated by reference to Exhibit 10.5 to HCVI’s Form 8-K (File No. 001-40846), filed with the SEC on October 1, 2021).
2.6	Warrant Assumption Agreement by and among Red Rock Acquisition Corporation, Namib Minerals, and Continental Stock Transfer & Trust Company, dated as of June 5, 2025 (incorporated by reference to Exhibit 4.1 to Red Rock Acquisition Corporation’s Form 8-K (File No. 001-40846), filed with the SEC on June 5, 2025).
4.1#	Business Combination Agreement, dated as of June 17, 2024, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-1 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.2	Amendment No. 1 to the Business Combination Agreement, dated as of December 6, 2024, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-2 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.3	Amendment No. 2 to the Business to the Business Combination Agreement, dated as of April 14, 2025, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-3 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.4	Shareholder Support Agreement, dated as of June 17, 2024, by and among Red Rock Acquisition Corporation, the Southern SelliBen Trust, and Greenstone Corporation (incorporated by reference to Exhibit 10.1 to HCVI’s Form 8-K (File No. 001-40846) filed with the SEC on June 18, 2024).
4.5	Sponsor Support Agreement, dated as of June 17, 2024, by and among Greenstone Corporation, Red Rock Acquisition Corporation, Hennessy Capital Partners VI LLC, and the other stockholders of Red Rock Acquisition Corporation listed therein (incorporated by reference to Exhibit 10.2 to HCVI’s Form 8-K (File No. 001-40846), filed with the SEC on June 18, 2024).

4.6	Amended and Restated Sponsor Letter Agreement, dated as of April 14, 2025, by and among Red Rock Acquisition Corporation, Hennessy Capital Partners VI LLC and Namib Minerals (incorporated by reference to Exhibit 10.3 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.7	Registration Rights and Lock-up Agreement, dated as of June 5, 2025, by and among Namib Minerals, Hennessy Capital Partners VI LLC, Red Rock Acquisition Corporation, and each of the securityholders party thereto (incorporated by reference to Exhibit 10.1 to Red Rock Acquisition Corporation’s Form 8-K (File No. 001-40846), filed with the SEC on June 5, 2025).
4.8	Mining Lease Title Registered No. 28, dated August 17, 2004, by and between the Mining Affairs Board of Zimbabwe and the How Mining Company (as transferee) (incorporated by reference to Exhibit 10.5 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.9	Mining Lease Title Registered No. 35, dated August 19, 2015, by and between the Mining Affairs Board of Zimbabwe and the Mazowe Mining Company (as transferee) (incorporated by reference to Exhibit 10.6 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.10	Mining Lease Title Registered No. 34, dated August 13, 2015, by and between the Mining Affairs Board of Zimbabwe and the Redwing Mining Company (as transferee) (incorporated by reference to Exhibit 10.7 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.11*+	Namib Minerals 2025 Equity Incentive Plan.
4.12	Share Purchase Agreement, dated June 17, 2024, by and among Metallon Corporation Limited, Henry Shinners and Clare Lloyd as appointed administrators of Metallon Corporation Limited (in administration), Greenstone Corporation, Mzilakazi Godfrey Khumalo, and the Southern SelliBen Trust (incorporated by reference to Exhibit 10.9 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.13	Addendum No. 1 to the Share Purchase Agreement, dated January 17, 2025, by and among Metallon Corporation Limited, Henry Shinners and Clare Lloyd as appointed administrators of Metallon Corporation Limited, Mzilikazi Godfrey Khumalo, the Southern SelliBen Trust, and Greenstone Corporation (incorporated by reference to Exhibit 10.11 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.14	Facility Agreement, dated as of December 9, 2024, by and between African Banking Corporation of Zimbabwe Limited and Bulawayo Mining Company (Private) Limited (incorporated by reference to Exhibit 10.10 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
8.1*	List of Subsidiaries of Namib.
11.1*	Code of Business Conduct and Business Ethics.
11.2*	Insider Trading Policy
15.1*	Consent of BDO South Africa Incorporated, independent registered public accounting firm to Greenstone Corporation.
15.2*	Consent of BDO South Africa Incorporated, independent registered public accounting firm to Namib Minerals
15.3*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm to Red Rock Acquisition Corporation.
15.4	How Mine S-K 1300 Technical Report Summary, effective as of December 31, 2023 (incorporated by reference to Exhibit 96.1 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
15.5	Mazowe Mine S-K 1300 Technical Report Summary, effective as of December 31, 2023 (incorporated by reference to Exhibit 96.2 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
15.6	Redwing Mine S-K 1300 Technical Report Summary, effective as of December 31, 2023 (incorporated by reference to Exhibit 96.3 to Namib’s Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
15.7*	Consent of Allan Blair, Qualified Person for the Technical Report Summaries for the How Mine, Mazowe Mine, and Redwing Mine.
15.8*	Consent of Aaron Radonich, Qualified Person for the Technical Report Summaries for the How Mine, Mazowe Mine, and Redwing Mine.
97.1*	Executive Officer Clawback Policy.
99.1*	Unaudited Pro Forma Condensed Consolidated Combined Financial Information.

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted but will be furnished supplementally to the SEC upon request.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NAMIB MINERALS

June 11, 2025	By:	/s/ Ibrahima Tall
	Name:	Ibrahima Tall
	Title:	Chief Executive Officer (Principal Executive Officer)