Form 20-F
period 2025-12-31
Namib Minerals
filed 2026-04-02
CIK 2026514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-42685

Namib Minerals

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Suite 210, 2nd Floor, Windward III, Regatta Office Park

PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of Principal Executive Offices)

Tulani Sikwila, Chief Executive Officer

Tel: (345) 769-4909

info@namibminerals.com

Suite 210, 2nd Floor, Windward III, Regatta Office Park

PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the issuer had 54,084,183 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

FREQUENTLY USED TERMS

Mining Terms

“Assay” means chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

“BIF” means Banded Iron Formation.

“Carbon-in-plant” or “CIP” means gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon. The carbon granules are separated from the slurry and treated to remove gold.

“Care and maintenance” means the processes and conditions on a closed mine site where there is potential to recommence operations at a later date.

“Concentrate” means a clean product which has been upgraded sufficiently for downstream processing or sale.

“Contained gold” means the total gold or copper content (tons multiplied by grade) of the material being described.

“Cut-off grade” or “COG” means the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

“Cyanidation” means a method of extracting exposed gold grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

“Decline” means an inclined underground access way.

“Deposit” means an informal term for an accumulation of mineralization or other valuable earth material of any origin.

“Development” means the process of accessing an orebody through shafts or tunneling in underground mining.

“Dilution” means unmineralized rock that is, by necessity, removed along with ore during the mining process that effectively lowers the overall grade of the ore.

“Diorite” means an igneous rock formed by the solidification of molten material (magma).

“Dyke” means a long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

“Economically viable” means, when used in the context of Mineral Reserve determination, that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

“Elution” means the removal of the gold from the activated carbon before the zinc precipitation stage.

“Exploration” means activities associated with ascertaining the existence, location, extent, or quality of mineralized material, including economic and technical evaluation of mineralized material.

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

“Flotation” means a concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

“Footwall” means the underlying side of a fault, orebody or stope.

“Geological” means relating to the study of rocks which compose the earth.

“Grade” means the quantity of ore contained within a unit weight of mineralized material generally expressed in grams per metric tonne (g/t) or ounce per short ton for gold bearing material.

“Greenschist” means a schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

“Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment)” means a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

“Level” means the workings or tunnels of an underground mine that are on the same horizontal plane.

“Life-of-mine” or “LOM” means number of years for which an operation is planning to mine and treat ore and is taken from the current mine plan.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve.

“Measures” means conversion factors from metric units to U.S. units are provided below.

Metric Unit		U.S. Equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 meter	= 1 m	= 3.28084 feet
1 hectare	= 1 ha	= 2.47105 acres

“Metallurgy” means the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

“Milling/mill” means the communition of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

“Mineral” means a naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

“Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

“Mineralization” means the presence of a target mineral in a mass of host rock.

“Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

“MSZ” means Mineralized Shear Zones.

“Mt” or “tonne” means metric tonne, a metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

“Ore” means a mixture of mineralized material from which at least one of the contained minerals can be mined and processed at an economic profit.

“Orebody” means a well-defined mass of mineralized material of sufficient mineral content to make extractions economically viable.

“Ounce” means one Troy ounce, which equals 31.1035 grams.

“Prefeasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Productivity” means an expression of labor productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

“QP” or “Qualified Person” means, in respect of the Company’s material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. Regulation S-K 1300 details further recognized professional organizations and also relevant experience.

“Quartz” means a mineral compound of silicon and oxygen.

“Recovered grade” means the recovered mineral content per unit of ore treated.

“Reef” means a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.

“Regulation S-K 1300” means the Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC’s mining property disclosure requirements for mining registrants.

“Run-of mine” or “ROM” means the unprocessed mined material which consists of the rock, minerals, middlings, contamination, and impurities.

“Sampling” means taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

“SAMREC (2016)” means South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition.

“Shaft” means a structure that provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises conveyances for men, material, and ore in the shaft. A shaft generally has more than one conveyancing compartment.

“Smelting” means a thermal processing whereby molten metal is liberated from beneficiated mineral or concentrate with impurities separating as lighter slag.

“Stockpile” means a store of unprocessed ore.

“Stope” means the underground excavation within the orebody where the main gold production takes place.

“Strike” means the direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

“Tailings” means finely ground rock of low residual value from which valuable minerals have been extracted is discarded and stored in a designed dam facility.

“Tonnage” means quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

“Trend” means the arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

“Underground mining” means the extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

“Waste” means material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

“Yield” means the actual grade of ore realized after the mining and treatment process.

Certain Other Terms

“BMC” means Bulawayo Mining Company Limited, a private company incorporated under the laws of England and Wales.

v

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 17, 2024, as amended, and as may be further amended, by and among Red Rock, Greenstone, the Company, SPAC Merger Sub, and Greenstone Merger Sub.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Closing” means the consummation of the Business Combination.

“Closing Date” means June 5, 2025.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” or “Namib Minerals” means Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

“Company Board” means the board of directors of the Company.

“Company Organizational Documents” means the second amended and restated memorandum and articles of association of the Company, as amended, modified, or supplemented from time to time.

“Continental” means Continental Stock Transfer & Trust Company, a limited purpose trust company, as the Company’s transfer agent and warrant agent.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic, or disease outbreaks.

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the Company (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of one Ordinary Shares on such Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by Cohen & Company Securities, LLC). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“DRC” means the Democratic Republic of Congo.

“Earnout Period” means the period between the Closing Date and the eighth (8th) anniversary of the Closing Date.

“Earnout Shares” means up to 30,000,000 Ordinary Shares that may be issued by the Company to the Former Greenstone Shareholders during the Earnout Period pursuant to the terms of the Business Combination Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fidelity” means Fidelity Gold Refinery (Private) Limited, a company which is controlled by the Zimbabwean authorities.

“Former Greenstone Shareholders” means the holders of Greenstone’s ordinary shares immediately prior to the Business Combination.

“Founder Shares” mean the Class B common stock of Red Rock, par value $0.0001 per share.

“Greenstone” means Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

“Greenstone Merger Sub” means Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and previously a direct wholly-owned subsidiary of the Company prior to the Business Combination.

“HCG” means Hennessy Capital Group LLC, a Delaware limited liability company.

“How Mine” means the gold mine that is owned and operated by the How Mining Company in the entire mining area under the How Mine Lease, being the mining operations, the gold processing plant operations, and all operations and activities incidental thereto and related infrastructure established to access and mine minerals.

“How Mine Lease” means the mining lease by and between the Mining Affairs Board of Zimbabwe and the How Mining Company.

“How Mining Company” means Bulawayo Mining Company (Private) Limited, a Zimbabwe private limited company.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Initial Shareholders” mean holders of Founder Shares before the Business Combination, which include (i) the SPAC Sponsor, with such limited liability company member interests being beneficially owned by Daniel J. Hennessy and Thomas D. Hennessy, the son of Daniel J. Hennessy, as the managing members of HCG, (ii) Anna Brunelle, (iii) Sidney Dillard, (iv) Walter Roloson, (v) John Zimmerman, and (vi) Rick Fearon.

“IPO” means Red Rock’s initial public offering of its units, consummated on October 1, 2021.

“Khumalo” means Mzilikazi Godfrey Khumalo.

“Mazowe Mine” means the gold mine being, and to be, redeveloped, constructed, owned and operated by the Mazowe Mining Company in the entire mining area under the Mazowe Mine Lease, being the mining operations, the gold processing plant operations, and all operations and activities incidental thereto and related infrastructure established to access and mine minerals.

“Mazowe Mine Lease” means the mining lease by and between the Mining Affairs Board of Zimbabwe and the Mazowe Mining Company.

“Mazowe Mining Company” means Mazowe Mining Company (Private) Limited, a Zimbabwe private limited company (formerly known as Gold Fields of Mazowe (Private) Limited).

“Nasdaq” means The Nasdaq Stock Market LLC.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Polar” means Polar Multi-Strategy Master Fund.

“Polar Shares” means 880,000 Ordinary Shares that were issued to Polar in a private placement pursuant to the Polar Subscription Agreements.

“Polar Subscription Agreements” means (1) a certain subscription agreement, dated October 13, 2023, by and among Red Rock, HCG, the SPAC Sponsor and Polar (“Polar Subscription Agreement I”) and (2) a certain subscription agreement, dated January 16, 2024, by and among Red Rock, the SPAC Sponsor, Daniel J. Hennessy and Polar (“Polar Subscription Agreement II”).

“Promissory Note” means that certain Amended and Restated Promissory Note, dated December 9, 2025, with a face value of $3.5 million, issued by the Company to Cohen & Company Securities, LLC.

“RBZ” means the Reserve Bank of Zimbabwe.

“Red Rock” or “SPAC” means Red Rock Acquisition Corporation, a Delaware corporation formerly known as Hennessy Capital Investment Corp. VI.

“Redwing Mine” means the gold mine being, and to be, redeveloped, constructed, owned, and operated by the Redwing Mining Company in the entire mining area under the Redwing Mine Lease, being the mining operations, the gold processing plant operations, and all operations and activities incidental thereto, and related infrastructure established to access and mine minerals.

“Redwing Mine Lease” means the mining lease between the Mining Affairs Board of Zimbabwe and the Redwing Mining Company.

“Redwing Mining Company” means Redwing Mining Company (Private) Limited, a Zimbabwe private limited company.

“Registration Rights and Lock-up Agreement” means that certain registration rights and lock-up agreement, dated June 5, 2025, by and among Namib Minerals, Red Rock, the Initial Shareholders and the other securityholders party thereto.

“RTG” means the Zimbabwe dollar.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SPAC Merger Sub” means Midas SPAC Merger Sub Inc., a Delaware corporation and previously a direct wholly-owned subsidiary of the Company prior to the Business Combination.

“SPAC Warrant Agreement” means the warrant agreement, dated as of September 28, 2021, by and between Red Rock and Continental, as amended on April 14, 2025.

“SPAC Sponsor” means Hennessy Capital Partners VI LLC, a Delaware limited liability company.

“Trading Day” means a day on which trading in the Ordinary Shares generally occurs on the principal U.S. national or regional securities exchange on which the Ordinary Shares are then listed or, if the Ordinary Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market which the Ordinary Shares are then traded.

“Trading Volume” means, for any Trading Day, the daily trading volume for the Ordinary Shares, as reported by Bloomberg on such Trading Day.

“Warrant” means a warrant (i.e., a stock acquisition right) to purchase one Ordinary Share pursuant to the terms of the Warrant Agreement.

“Warrant Agreement” means the SPAC Warrant Agreement as modified by the Warrant Assumption Agreement.

“Warrant Assumption Agreement” means the Warrant Assumption Agreement, dated June 5, 2025, by and among the Company, Red Rock, and Continental.

“ZiG” means Zimbabwe Gold, the official currency of Zimbabwe.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipates,” “believes,” “continues,” “could,” “estimates,” “forecasts,” “intends,” “expects,” “may,” “plans,” “predicts,” “projects,” “proposes,” “seeks,” “should,” “targets” or “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts.

The forward-looking statements in this Report are based on information available as of the date of this Report and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Item 3D. Risk Factors” and the following important factors:

●	market risks, including the price of gold;

●	the outcome of any legal proceedings that may be instituted against Namib Minerals or any of its subsidiaries related to the Business Combination;

●	the outcome of any legal proceedings relating to Greenstone’s purchase of Bulawayo Mining Company Limited, which owns all of Namib Minerals’ mines, from Metallon Corporation Limited (“Metallon”);

●	failure to realize the anticipated benefits of the Business Combination;

●	the inability to maintain the listing of Namib Minerals’ securities on Nasdaq;

●	the inability to remediate the identified material weaknesses in our internal controls over financial reporting, which, if not corrected, could adversely affect the reliability of our financial reporting;

●	the risk that the price of Namib Minerals’ securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Namib Minerals plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, macro-economic and social environments affecting its business, and changes in the combined capital structure;

●	the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, identify and realize additional opportunities, and manage Namib Minerals’ growth and expanding operations;

●	the risk that Namib Minerals may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe, or acquire and develop mining interests in the DRC;

●	the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	political and social risks of operating in Zimbabwe and the DRC; and

●	the operational hazards and risks that Namib Minerals faces.

The risks outlined above and others described in “Item 3D. Risk Factors” are not exhaustive. In addition, as a result of a number of known and unknown risks and uncertainties, including those listed above, Namib Minerals’ actual results or performance may be materially different from those expressed or implied by certain forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management team of Namib Minerals prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Forward-looking statements reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Accordingly, forward-looking statements set forth herein speak only as of the date of this Report.

Namib Minerals does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Namib Minerals will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the risk factors following this risk factor summary, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

Summary of Risk Factors

Risks Related to Our Business, Operations and Industry

●	We are subject to risks related to the development of existing and new mining projects that may adversely affect our results of operations and profitability.

●	We require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

●	Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate, and changes in operating and capital costs may render mineral resources uneconomic to mine.

●	Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.

●	Our assets and operations are subject to political, economic, and other uncertainties as a result of being located in Zimbabwe.

●	Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position.

●	The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

●	Our operations are vulnerable to infrastructure constraints, including power and water supply.

●	We derive all of our revenues from the sale of gold to one company which is controlled by the Zimbabwean authorities. There is no assurance that such counterparty may not default in such obligation causing us to incur a financial loss.

●	Our rights to mine in Zimbabwe are derived from each of the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease, the loss of which would have a material adverse effect on our financial condition and results of operations.

●	Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.

●	Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims that may have a material adverse effect on the Company’s assets and operations.

Risks Related to Cybersecurity

●	Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential supplier, employee, and Company information, damage our reputation, and expose us to liability.

Risks Related to Laws and Regulations

●	Our operations are subject to various government approvals, permits, licenses, and legal regulation for which no assurance can be provided that such approvals, permits, or licenses will be obtained or if obtained will not be revoked or suspended.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws in Zimbabwe and elsewhere associated with our activities could subject us to penalties and other adverse consequences.

Risks Related to the Ownership of Our Securities and General Matters

●	There can be no assurance that we will be able to maintain compliance with the continued listing standards of Nasdaq over time.

●	Future sales or resales of a substantial number of our Ordinary Shares, or the perception in the market that the holders of a large number of Ordinary Shares intend to sell shares, could reduce the market price of our Ordinary Shares.

●	The Company incurs additional costs as a result of operating as a public company, and its management devotes substantial time to ongoing compliance requirements.

●	The SelliBen Trust owns the majority of our issued and outstanding Ordinary Shares, which provides it the right to appoint a majority of the members of the Company Board. Accordingly, its interests may conflict with those of our other shareholders, which may have the effect of delaying or preventing a change in control.

●	We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

●	We are a holding company. Our only significant asset is our ownership of 100% of the securities of Greenstone, and we will accordingly be dependent on distributions from Greenstone and its subsidiaries to meet our financial obligations and to pay dividends, if any.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future, or we otherwise fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

●	As an “emerging growth company” within the meaning of the Securities Act and the Exchange Act, we may take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which may make our securities less attractive to investors and more difficult to compare our performance to the performance of other public companies.

Risks Related to an Investment in a Cayman Company and the Company’s Status as a Foreign Private Issuer

●	As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of our Ordinary Shares.

●	Your ability to protect your rights through U.S. courts may be limited as we are incorporated under the law of the Cayman Islands. We conduct substantially all of our operations, and half of our directors and executive officers reside, outside of the United States.

Risks Related to Our Business, Operations and Industry

We are subject to risks related to the development of existing and new mining projects that may adversely affect our results of operations and profitability.

Development of our existing and new mining projects may be subject to unexpected problems, costs, and delays that could impact our ability to develop or operate the relevant project as planned. For example, constraints on the supply of mining and processing equipment, increases in capital and operating costs, or reduced availability of utilities could result in delays in completing projects.

We are currently engaged in further development activities at the How Mine, the Mazowe Mine, and the Redwing Mine. The Mazowe Mine and the Redwing Mine are currently under care and maintenance and work is currently underway to restart operations there. Estimates and targets for future production at these sites are based on technical expertise, historical production, mining plans, and an understanding of the orebody of each and are subject to change. Production estimates and production targets are subject to risks associated with our mining operations and, as a result, no assurance can be given that future production estimates or targets will be achieved. Actual production may vary from estimated or targeted production for reasons which we may not be able to control.

Ultimately, we may prove unable to successfully operate existing mine sites, restart our Mazowe Mine and Redwing Mine which have paused operations since 2018 and 2019, respectively, or to develop potential exploration sites due to, for example, unanticipated variations in mined tonnages and geological conditions, accident, plant and equipment breakdown, expiration of useful life, obsolescence, replacement, changes in metal prices, changes in the cost and supply of inputs, social and community opposition, vandalism, theft, destruction, encroachment, title challenges, litigation, governmental regulatory or administrative proceedings, changes in applicable regulations or other requirements, the classification of land covered by mining titles as an environmentally-protected area, ore body grades, the inability of any such project to meet our investment hurdle rate, and delays or the inability of obtaining or renewing permits. For example, while our Mazowe Mine and Redwing Mine have been under care and maintenance programs, many of the related operational permits have expired and will need to be renewed or reissued before commercial operations may resume. Failure to comply with these requirements could result in enforcement proceedings, claims, suspension of operations, community protest and/or additional capital or operating expenditures that could adversely impact our financial condition or reputation. The remote location of mining properties, delays in obtaining or failure to obtain necessary environmental and other governmental permits and approvals, the impact of public health crises, epidemics or pandemics (for example, the Mpox epidemic, particularly in Africa, and the COVID-19 pandemic) as well as third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction.

Accordingly, our future development activities may not result in the expansion or replacement of current production, or one or more production sites or facilities may not be developed as planned or may be less profitable than anticipated or even be loss-making. A failure in our ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

We require significant additional capital to fund our business, and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

We require a substantial amount of capital to progress and develop our metals mining business. Mining requires a substantial amount of capital in order to identify and delineate mineral resources through geological mapping and drilling, identify geological features that may prevent or restrict the extraction of ore, construct extraction and processing facilities, expand production capacity, replenish reserves, purchase, maintain and improve assets, equipment, buildings, plants and other infrastructure, comply with legal or regulatory requirements or industry standards, and meet unexpected liabilities. Large amounts of capital are required to implement projects, and long-term production and processing require both significant capital expenditures and ongoing maintenance and working capital expenditures.

A substantial amount of capital will be required to restart the Mazowe Mine and the Redwing Mine, which have been in care and maintenance and not operational since 2018 and 2019, respectively, and expand such historical operations, including plant processing capacity. Such capital expenditures are anticipated to include expenditures for feasibility studies, upgrading infrastructure, pumping out water that has flooded a portion of the mines, environmental assessments, procuring and restoring equipment, and recommencing commercial operations. These capital expenditures do not include any taxes or other required payments outstanding from the Mazowe Mine and the Redwing Mine being placed in care and maintenance, such as social program funding obligations. We also expect to materially increase our capital expenditures to support the growth in our business and operations at our How Mine. We may also require additional capital to fund potential acquisitions in the DRC or elsewhere going forward.

Our business is based on, among other things, expectations as to future capital expenditures, and if we are unable to fund those capital expenditures, as a result of our operations being unable to generate sufficient cash flow or as a result of difficulties in raising debt or equity funding on acceptable terms or at all, we will not be able to recommence operations of the Redwing Mine and the Mazowe Mine at the planned capacity, or at all, or be able to develop future capital projects. In addition, we may be unable to develop new capital projects to continue production at cost-effective levels. Furthermore, any such reduction in capital expenditures may cause us to forgo some of the benefits of any future increases in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project.

As of December 31, 2025, we had cash and cash equivalents of $1.9 million and negative working capital of $(37.4) million.

It is possible that we will borrow money to finance future capital expenditures or for other uses. Our capital expenditures financed by borrowing may increase our leverage and make it more difficult for us to satisfy our obligations, limit our ability to obtain additional financing to operate our business, or require us to dedicate a substantial portion of our cash flow to make payments on our debt. This may reduce our ability to use our cash flow to fund working capital, capital expenditures, and other general corporate requirements.

Any future debt we incur and other agreements we enter into may contain, among other provisions, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. Given the long-term nature of such agreements, these covenants and restrictions may present a material constraint on our operational and strategic flexibility and may preclude us from entering into strategic transactions that would be beneficial to us. A breach of any of these covenants could result in an event of default under the relevant agreement, and any such event of default or resulting acceleration under such agreements could result in an event of default under other agreements.

Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate, and changes in operating and capital costs may render mineral resources uneconomic to mine.

We have reported our mineral resources in accordance with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in Regulation S-K 1300. There are numerous uncertainties inherent in estimating quantities of mineral resources and in projecting potential future mineral reserves and rates of mineral production, including many factors beyond our control. The accuracy of any mineral resource and mineral reserves estimate is a function of a number of factors, including the quality of the methodologies employed, the quality and quantity of available data and geological interpretation and judgment, and is also dependent on economic conditions, such as commodity prices and exchange rates, and market prices being generally in line with estimates.

Furthermore, estimates of different geologists and mining engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates due to, for example, fluctuations in the market price of ores and metals, reduced metal recovery or increased production costs due to inflation or other factors which may render mineral resources containing lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of mineral resources and may adversely impact future cash flows. Mineral Resource and Mineral Reserve estimates are based on limited sampling and, consequently, are uncertain as the samples may not be representative of the entire body of mineralization. As a better understanding of a body of mineralization is obtained, the estimates may change significantly. The mineral reserves we ultimately exploit may not conform to geological, metallurgical, or other expectations and the volume and grade of ore recovered may be below the estimated levels. Mineral resources data is not indicative of future production.

Developing new properties requires substantial capital expenditures to identify and delineate mineral resources through geological and geotechnical surveying and drilling, to identify geological features that may prevent or restrict the extraction of ore, to determine the metallurgical processes to extract the metals from the ore, and to construct mining and processing facilities. Accordingly, it may not always be possible or economical to conduct such exercises at regular intervals or at all in the future.

There can be no assurance that we will in the long term be able to identify additional mineral resources and reserves or continue to extend the mine life of our existing operations. Without such additional mineral resources and reserves, any increase in the level of annual production would therefore shorten the life of our existing operations. Any failure to identify, delineate and realize mineral resources and reserves in the future could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

Our ability to replenish Mineral Reserves is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for exploration, development, and operational projects which meet our investment criteria.

We must continually replenish Mineral Reserves depleted by mining and production to maintain or increase production levels in the long term. This process includes exploration activities that are speculative in nature. Our ability to sustain or increase our present levels of gold production depends in part on the success of our exploration activities and related projects and we may be unable to sustain or increase such production levels. Project studies and exploration activities necessary to determine the current or future viability of a mining operation, including estimates of tonnages, grades, and metallurgical characteristics of the ore, are often unproductive and unpredictable. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent, and grade (metal content) of mineralized material. Following, and in parallel with, ongoing exploration activities we undertake project studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. For example, for the restart of the Mazowe Mine and the Redwing Mine, we anticipate completing feasibility studies to evaluate the current technical and economic potential of the mines. Additionally, estimates of Mineral Resources may not be converted to Mineral Reserves in amounts anticipated or at all.

Once mineralization is discovered, it may take several years to determine whether an adequate Mineral Reserve exists, during which time the economic viability of the project may change due to fluctuations in factors that affect both revenue and costs.

Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.

Gold mining operations are subject to risks of hazards and other events that may adversely impact our ability to produce gold and meet production and cost targets, and our level of profitability, if any, in future years may be materially impacted. These hazards and events include, but are not limited to:

●	accidents or incidents, including due to human error, during exploration, production, drilling, blasting, or transportation resulting in injury, disease, loss of life, or damage to equipment or infrastructure;

●	air, land, and water pollution;

●	social or community disputes or interventions;

●	security, environmental, or safety incidents, including as the result of the activities of artisanal or illegal miners, trespassers, squatters, and other forms of encroachment;

●	surface or underground fires or explosions;

●	labor force disputes and disruptions;

●	loss of information integrity or data;

●	mechanical failure or breakdowns and ageing infrastructure;

●	failure of unproven or evolving technologies;

●	unusual or unexpected geological formations, ground conditions, including lack of mineable face length and ore-pass blockages;

●	fall-of-ground accidents in underground operations;

●	cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;

●	failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles, and tailings facility walls;

●	flooding or inundation of mine pits, shafts, or tunnels;

●	safety-related stoppages;

●	seismic activity; and

●	other natural phenomena, such as floods, droughts, or other weather conditions, potentially exacerbated by climate change.

For example, over the last several years there have been several accidents at the mines, the vast majority of which were the result of illegal mining activities at the Redwing Mine and the Mazowe Mine. In 2024, 15 illegal artisanal miners were trapped for three days at the Redwing Mine before being rescued and over 30 have died at the Mazowe Mine or the Redwing Mine in various incidences related to illegal mining activity, including cave-ins and a blasting incident. However, we are not able to track all incidences from illegal mining due to the nature of the activity. We continue our efforts to secure the Redwing Mine and Mazowe Mine from trespassers and illegal miners and to coordinate with governmental authorities as appropriate.

In addition, there have been safety incidences at the How Mine resulting from our ongoing mining operations. For example, in 2019, there was an accident at the How Mine involving a rock fall during a shaft examination that resulted in the fatality of one employee and injuries to four others. Our lost time injury frequency rate was 1.51 and 0.06 for the years ended December 31, 2024, and 2025, respectively. The Company conducts training sessions in order to promote safety protocols in an effort to reduce such incidences.

Further, in 2018, the Mazowe Mine suffered flooding which caused damage to mining shafts, a common issue for mining operations. Similarly, in 2015 the Redwing Mine experienced significant flooding, leading to a suspension of operations and causing substantial damage to submerged equipment and rendered developed mineable reserves inaccessible.

Further, environmental, health, and safety legislation applicable to us could suspend part or all of our operations. Environmental, health, and safety incidents could therefore lead to increased unit production costs or lower production which could negatively affect our business, operating and/or financial results.

As a result of the foregoing, our exploration, development, and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results from operations. Additional flooding or other natural hazards may occur in the future.

Theft of the mineral concentrate, final metals, and production inputs may occur. These activities are difficult to control, can disrupt our business and can expose us to liability.

We may experience trespassers, illegal and artisanal mining activities, and theft of metals bearing materials (which may be by employees or third parties) and final metallic products, or theft of or damage to infrastructure such as water pumps and environmental monitoring equipment. The activities of trespassers and illegal and artisanal miners could lead to reduction of mineral resources, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, or damage to property for which we could potentially be held responsible, leading to fines or other costs. Rising metal prices may result in an increase in mineral and metal theft. Further, in the case of any mineral projects which we may acquire in the future and which have historically had mining activity, we face an increased risk of theft with artisanal miners.

During the period in which the Mazowe Mine and the Redwing Mine were under corporate rescue, illegal miners operated in the mines and dug open pits which were left unfilled. While we intend to backfill the pits in compliance with applicable laws, such acts negatively impact our operations and efforts to restart the mines. In addition, there is a risk of unauthorized third-party miners encroaching on our properties, and evictions of such unauthorized third-party miners may take time to complete. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

Our assets and operations are subject to political, economic, and other uncertainties as a result of being located in Zimbabwe and the DRC.

Our projects are located in Zimbabwe, and we are evaluating opportunities to acquire mining interests in, and expand our operations to, the DRC. Our assets and operations may therefore be subject to various political, economic, and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, terrorist actions, expropriation, nationalization, renegotiation or nullification of existing licenses, delays in obtaining government permits, approvals and contracts, taxation policies, sudden and arbitrary changes to laws and regulations, foreign exchange and repatriation restrictions, corruption and bribery, changing political conditions, international monetary fluctuations, currency controls, and limitations on foreign ownership and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in Zimbabwe and the DRC may adversely affect our operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety. Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral rights could result in loss, reduction, or expropriation of entitlements. In addition, in the event of a dispute arising from operations in Zimbabwe or the DRC, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or elsewhere. We also may be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on its operations. Should our rights or titles not be honored or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of Zimbabwe or the DRC, our business, financial condition, and prospects will be materially adversely affected.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position.

All of our mined gold is sold to Fidelity at prices reflecting spot pricing of gold and the official exchange rate on the date of sale. We are paid in part with Zimbabwe’s local currency and part with U.S. dollars. From February 2023 until February 2025, we received 75% of our proceeds in U.S. dollars and 25% in local currency. Since February 2025, we have received 70% of our proceeds in U.S. dollars and 30% in local currency. Local currency has been paid in ZiG, Zimbabwe’s currency since April 2024, but has historically been paid in RTGs. Zimbabwe’s local currency has been subject to hyperinflation. Annual inflation was measured at approximately 4% in January 2026. Exchange rates of RTG for U.S. dollars have varied vastly over the last several years. In June 2023, the exchange rate was approximately 7,000 RTGs per U.S. dollar and in February 2024, the exchange rate was approximately 13,590 RTGs per U.S. dollar.

On April 5, 2024, the Reserve Bank of Zimbabwe issued a Monetary Statement policy that introduced a structured currency (which is generally defined as a currency that is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets (including gold)). The structured currency, called the ZiG, replaced the RTG. Banks were instructed to convert the RTG balances into the new currency to foster simplicity, certainty, and predictability in monetary and financial affairs. The new currency will co-circulate with other foreign currencies in the economy. The exchange rate for ZiG was approximately 25 ZiGs per U.S. dollar during January 2026. Devaluations of the ZiG or the introduction of new currencies could cause inflation or could otherwise increase the cost of our operations and decrease the value of our assets in Zimbabwe. We do not currently hedge our exposure to gold price fluctuation or changes in inflation or exchange rates, and we do not currently have plans to put hedges in place. Additionally, exchange control approvals from the RBZ are required to transfer funds in and out of Zimbabwe, and we currently have the necessary approvals from the RBZ to transfer foreign currency.

If inflation and exchange rates for Zimbabwe’s local currency continue to be volatile, it may have a negative impact on our business, results of operations, and financial position. For example, due to political unrest and hyperinflation in 2007, we ceased mining operations in Zimbabwe and placed all then current mines in care and maintenance, and we did not resume operations until 2009 with several of the mines requiring rehabilitation work. Additionally, although we have received RBZ approval to transfer foreign currency, no assurance can be given that we will retain such approval going forward on the same terms or at all.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

Nearly all of our revenues are derived from the sale of gold and, to a much lesser extent, silver. The market prices for these commodities fluctuate significantly. These fluctuations are caused by numerous factors beyond the Company’s control. For example, the market price of gold may change for a variety of reasons, including:

●	speculative positions taken by investors or traders in gold;

●	monetary policies announced or implemented by central banks, including the U.S. Federal Reserve, such as changes in interest rates;

●	changes in the demand for gold as an investment;

●	changes in the demand for gold used in jewelry and for other industrial uses, including as a result of prevailing economic conditions;

●	changes in the supply of gold from production, divestment, scrap, and hedging;

●	financial market expectations regarding interest rates and the rate of inflation;

●	the strength of the U.S. dollar (the currency in which gold trades internationally) relative to other currencies;

●	actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund;

●	gold hedging and unwinding of hedging by gold producers;

●	global or regional political or economic events, including the outbreak of hostilities or war; and

●	the cost of gold production in major gold-producing countries.

The market price of gold has been and continues to be significantly volatile. During 2025, the market spot gold price traded between a low of approximately $2,600 per ounce and a high of approximately $4,500 per ounce. In addition to protracted declines, the price of gold has also often been historically subject to sharp, short-term changes.

Any sharp or prolonged fluctuations in the price of gold can have a material adverse impact on our profitability and financial condition.

In addition, any announcements or proposals by central banks, such as the U.S. Federal Reserve, or any of its board members or regional presidents or other similar officials in other major economies, may materially and adversely affect the price of gold and, as a result, our financial condition and results of operations.

Events that affect the supply and demand of gold may also have an impact on the price of gold. Demand for gold is also significantly impacted by trends in China and India, which account for the highest gold consumption worldwide. Government policies in these countries or other large gold-importing countries could adversely affect demand for, and consequently prices of, gold and, as a result, may adversely affect our financial condition and results of operations.

Furthermore, the shift in demand from physical gold to gold-related investments and speculative instruments may exacerbate the volatility of the gold price. Slower consumption of physical gold, resulting from a move toward gold-tracking investments or otherwise, may have an adverse impact on global demand for, and prices of, gold.

A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or the continuity of existing operations, to meet our operational targets or to make other long-term strategic decisions. Lower and more volatile gold prices, together with other factors, may lead us to alter our expansion and development strategy and consider ways to align our asset portfolio to take account of such expectations and trends. As a result, we may decide to curtail or temporarily or permanently shut down certain of our exploration and production operations, which may be difficult and costly. For example, in part due to reduced prices of gold, we halted operations at our Mazowe Mine and Redwing Mine in 2018 and 2019, respectively. A sustained decrease in the price of gold could also have a material adverse effect on our financial condition and results of operations, as we may be unable to quickly adjust our cost structure to reflect the reduced gold price environment. The market value of gold inventory may be reduced, and marginal stockpile and heap leach inventories may be written down to net realizable value or may not be processed further as it may not be economically viable at lower gold prices. In addition, we are obligated to meet certain financial covenants under the terms of a $8 million bank facility arrangement between the How Mining Company and African Banking Corporation of Zimbabwe Limited (“ABC Banc”). See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our ability to continue to meet these covenants could be adversely affected by a further sustained decrease in the price of gold. The use of lower gold prices in Mineral Resource and Mineral Reserve estimates or life-of-mine plans from those prices used previously to determine such estimates or life-of-mine plans could also result in material impairments of our investment in mining properties or a reduction in our Mineral Resource and Mineral Reserve estimates and corresponding restatements of our Mineral Resource and Mineral Reserve estimates and increased amortization, reclamation and closure charges. We do not currently have any hedges for the price of gold and do not currently intend on entering any.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies could experience higher costs of steel, reagents, labor, electricity, government levies, fees, royalties, and other direct and indirect taxes. Efficiencies at existing operations and planned growth may assist in curbing cost increases and/or allow the fixed cost component to be absorbed over increased production assisting in alleviating the net cash effect of any further cost increases and potentially increase revenue cash flows. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

Our operations are vulnerable to infrastructure constraints, including power and water supply.

Mining, processing, development, and exploration activities depend on adequate infrastructure. Reliable rail, roads, bridges, power sources, power transmission facilities, and water supply are critical to our business operations and affect capital and operating costs. These infrastructures and services are often provided by third parties and governments whose operational activities are outside our control.

We use water in the metallurgical process, some of which is provided by dams, diverted rivers, or pumped from underground. We believe that there is enough water from current sources to maintain operations and support expansion. However, water supplies are subject to change, especially if there is prolonged drought, and inadequate water supply would cause operations to become more costly or have to be curtailed, suspended, or even terminated, which may have adverse consequences on our business and financial condition.

We obtain the majority of our electricity from Zimbabwe’s national power suppliers. Zimbabwe’s electricity generation is mainly from the Kariba hydro station on the Zambezi River, the Hwange coal-fired station and several other much smaller coal-fired power stations. Even if Zimbabwe’s installed generating capacity is fully operational, it cannot generate enough electricity to meet its requirements. Consequently, Zimbabwe imports electricity from Mozambique and South Africa. Load shedding is frequent. We are undertaking measures to reduce the risk of inadequate power supply, including the installation of solar power generation and we have entered into a power supply agreement with Intensive Energy Users Group, an independent power supply group, but we may not be able to realize the anticipated benefits. If an electricity shortage or outage persists, operations may become more costly or have to be curtailed, suspended, or even terminated which may have serious adverse consequences to the viability of production from the mines that could, in turn, have adverse consequences on our business and financial condition.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage, drought and social unrest could impede our ability to maintain operations and adversely affect our business, results of operations and financial condition.

Establishing infrastructure for our development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured.

The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development, or exploitation of our mineral projects. If adequate infrastructure is not available, the future mining or development of our projects may not be commenced or completed on a timely basis, or at all, the resulting operations may not achieve the anticipated production volume and the construction costs and operating costs associated with the mining and/or development of our projects may be higher than anticipated.

Mining operations and projects are vulnerable to supply chain disruptions such that operations and development projects could be adversely affected by shortages of, as well as extended lead times to deliver, strategic spares, critical consumables, mining equipment, or metallurgical plant.

Our operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment, and metallurgical plant, as well as transportation delays. Import restrictions can also delay the delivery of parts and equipment. In the past, we and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. We have also experienced increased delivery times for these items.

Individually, we and other mining companies have limited influence over manufacturers and suppliers of these items. In certain cases, there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment, or metallurgical plant who command superior bargaining power relative to us. We could at times face limited supply or increased lead time in the delivery of such items.

We primarily source our mining, processing equipment, and consumables from suppliers either directly through our supply chain function or by using a procurement house. Our procurement policy is to source from suppliers that meet our corporate values and ethical standards. However, there is a risk that we may fail to identify actual instances of unethical conduct by those suppliers or other activities that are inconsistent with our values and standards. In certain locations, where a limited number of suppliers meet these standards, additional strain is placed on the supply chain, thereby increasing the cost of supply and delivery times. Further, there is a risk that the procurement house we use may be unable to source mining, processing equipment, and consumables from suppliers in a timely manner, or at all, which could impede our ability to maintain operations and adversely affect our business.

We derive all of our revenues from the sale of gold to one company which is controlled by the Zimbabwean authorities. There is no assurance that such counterparty may not default in such obligation causing us to incur a financial loss.

Credit risk is the risk that a party with a contractual obligation with us will default in fulfilling their obligations. Regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. However, this arrangement concentrates our credit risk exposure that receivables and performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity or the Zimbabwean government were unable or unwilling to conduct business with us, satisfy obligations to us, or is otherwise late on the typical 30-day settlement period, we could experience a material adverse effect upon our operations and financial performance.

Our rights to mine in Zimbabwe are derived from each of the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease, the loss of which would have a material adverse effect on our financial condition and results of operations.

Our operations are substantially dependent on the mining rights we derive from the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease. Each lease is subject to annual renewal upon the completion of an inspection certificate from the provincial mining director and the payment of a fee and may be subject to forfeiture if we do not timely renew. In addition, the Zimbabwe government may have rights to acquire all or any portion of land subject to a mining lease for a public purpose. No assurances can be provided that such a taking would not happen in the future, and, in cases where compensation is required for such a taking, no assurance can be provided that any such compensation would be adequate. Our mining rights may also be lost or diminished if we fail to comply with the terms and conditions of the lease or if we fail to pay any taxes or royalties due to the Zimbabwe government after receiving 30 days’ notice. Our mining rights may also be lost if we fail to adequately operate the mining location and either the holder of a contiguous mining location initiates a hostile takeover of the applicable mining location by applying to the Zimbabwe government or the Mining Minister of Zimbabwe finds, at his discretion, that the mine’s operations were inappropriately stopped for an unreasonably long period of time. Challenges to our rights to the mining leases, as transferees or otherwise, including outdated mining record documentation or chain of title issues with the provincial mining office, may also occur and if successful could result in the loss of our rights under the mining leases. The loss of our rights under any of our mining leases would have a material adverse effect on our financial condition and results of operations.

Acquisitions, strategic partnerships, joint ventures, and other partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals, or may disrupt our operations and adversely affect our credit ratings and profitability.

We may enter into joint ventures, strategic partnerships, partnership arrangements, or acquisition agreements with other parties in relation to our metal exploration and mining business and are actively evaluating opportunities to acquire mining interests in, and expand our operations to, the DRC. Any such arrangement may not be successful or provide the anticipated benefits. Any failure of other parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations could have a material adverse effect on us, the development and operations of our business, and future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our business, financial condition, results of operations, prospects, or liquidity. Further, we may be unable to exert control over strategic decisions made in respect of such properties.

The process of integrating an acquired business into our business may divert management’s attention from our core businesses. The integration of any acquired assets requires management capacity. There can be no assurance that our current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations and to realize cost and operational efficiencies at the acquired assets or maintain those at the existing operations. It may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. There can be no guarantee that we will succeed in retaining the key personnel of any acquired businesses. Moreover, we may be unable to realize the expected benefits, synergies, or developments that we initially anticipate from such a strategic transaction.

We may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit our potential for growth.

We expect to actively seek new acquisitions to expand our business, including in the DRC, that management believes will provide meaningful opportunities for growth by increasing our existing capabilities and expanding into new areas and markets of operations. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions. Other companies in our industry have similar investment and acquisition strategies to ours, and competition for acquisitions may intensify. If we are unable to identify acquisition candidates that meet our criteria, or complete acquisitions on acceptable terms and condition, our potential for growth may be restricted. Additionally, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications, and delays in connection with identifying or acquiring suitable acquisition targets.

We may not be able to comply with the financial covenants related to our current bank borrowings or arrangements or in future borrowings or arrangements with financial institutions and we may not be able to obtain extensions of the maturity of our current or future borrowings or arrangements.

In 2025, the Company, through its wholly-owned subsidiary, Bulawayo Mining Company (Private) Limited (“How Mining Company”), entered into a $8 million Facility Agreement (the “2025 Facility”) with ABC Banc, pursuant to which the How Mining Company is subject to restrictive covenants, including limitations on additional debt, the maintenance of debt service cover ratio and limitations on certain liens. Amounts outstanding under the 2025 Facility are subject to a security agreement covering the How Mine’s assets, a $15 million deed of hypothecation covering the How Mine Lease, and a cession of insurance covering the secured property. As of December 31, 2025, there was approximately $4.9 million outstanding under the 2025 Facility. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

We may incur significant amounts of additional debt for acquisitions or capital expenditures and any future debt we incur and other agreements we enter into may contain, among other provisions, covenants that restrict our ability to finance future operations or capital needs or to engage in other business activities. Given the long-term nature of such agreements, these covenants and restrictions may present a material constraint on our operational and strategic flexibility and may preclude us from entering into strategic transactions that would be beneficial to us. If we fail to comply with these financial covenants, including those of the 2025 Facility, the applicable lending institutions may not be willing to extend the maturity of the outstanding loans and may accelerate the amounts we have borrowed under the various loan agreements.

The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively.

The mining industry is a highly diverse and competitive international business. The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or unexplored territory. Mining, by its nature, is a competitive business with the search for new opportunities with good exploration potential and the raising of the requisite capital to move projects forward to production. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will compete with other interests, many of which have greater financial resources than we will have, for the opportunity to participate in promising projects. Such competition may have better access to potential resources, more developed infrastructure, more available capital, have better access to necessary financing, and more knowledgeable and available employees than us. We may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, facilities, and other mining equipment. Such competitors could outbid us for potential projects or produce gold at lower costs. Increased competition could also affect our ability to attract necessary capital funding or acquire suitable properties or prospects for gold exploration or production in the future. Significant capital investment is required to achieve commercial production from successful exploration and development efforts. Globally, the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels. If we are unable to successfully compete for properties, capital, customers, or employees it could have a materially adverse effect on our results of operations.

We depend on key personnel for the success of our business.

We depend on the continued services and performance of key personnel, including members of our senior management among other key staff. If one or more of our senior management or other key employees cannot, or choose not to continue their employment with us, we might not be able to replace them easily or in a timely manner, or at all. In addition, the risk that competitors or other companies may poach our talent increases as we become more well-known. Key management personnel may elect to leave us which would cause a loss of continuity that may negatively impact our production and costs. The loss of key personnel, including members of management, could disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations.

Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain highly skilled individuals, with the continued contributions of our senior management being especially critical to our success. We face intense competition in the industry for well-qualified, highly skilled employees and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. There is no assurance that we will always be able to locate and hire all the personnel that we may require. Where appropriate, we may engage with consulting and service companies to undertake some of the work functions. If we fail to effectively manage our hiring needs and successfully integrate our new hires, among other factors, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity, and retention could suffer, and our business, financial condition, and results of operations could be materially adversely affected.

Currently, we have many operational and mining contractors on short-term contracts and there is no guarantee that we will be able to re-contract with these miners. We might not be able to easily replace operational and mining contractors in a timely manner or at all.

Finally, effective succession planning will be important to our future success. If we fail to ensure the effective transfer of senior management knowledge and to create smooth transitions involving senior management, our ability to execute short and long term strategic, financial, and operating goals, as well as our business, financial condition, and results of operations generally could be materially adversely affected.

Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations, and financial performance.

Most of the employees are members of either the Associated Mine Workers Union of Zimbabwe or Zimbabwe Diamond and Allied Minerals Workers Union. Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry-wide basis between the union and representatives of the mine owners. Any industrial action called by the union may affect our operations even though our operations may not be at the root cause of the action. Strikes, lockouts or other work stoppages could have a material adverse effect on our business, results of operations and financial performance. In addition, any work stoppage or labor disruption at key customers or service providers could impede our ability to supply products, to receive critical equipment and supplies for our operations or to collect payment from customers encountering labor disruptions. Work stoppages or other labor disruptions could increase our costs or impede our ability to operate.

Our business, financial condition, and results of operations may be adversely affected by the occurrence of an outbreak of infectious diseases, a pandemic or other public health threats, and natural disasters.

Our business, financial condition, and results of operations may be adversely affected by an outbreak of infectious diseases, a pandemic or other public health threat, such as the COVID-19 pandemic, the Mpox epidemic, or an outbreak of the Ebola virus.

Our operations could be disrupted if our employees become ill or are otherwise absent from work as a result of an infectious disease or other global health pandemics. Governmental restrictions, including travel restrictions, quarantines, shelter-in-place orders, business closures, new safety requirements or regulations, restrictions on the import or export of certain materials, or other operational issues related to pandemics may have an adverse effect on our business, financial condition, and results of operations. We continue to monitor our operations and governmental recommendations and have made modifications for an indefinite period to our normal operations because of the COVID-19 pandemic. Additionally, while the potential economic impacts brought by and the duration of pandemics are difficult to assess or predict, the impact of any pandemic on the global financial markets may reduce our ability to access capital, which could negatively affect our short-and long-term liquidity.

Similarly, an outbreak of infectious diseases, a pandemic, or other public health threat, or a fear of any of the foregoing, could adversely impact our operations by causing supply chain delays and disruptions, import restrictions or shipping disruptions, as well as operational shutdowns (including as part of government-mandated containment measures). Furthermore, in response to the COVID-19 pandemic, several governments imposed significant restrictions on the movement of goods, services, and persons (including travel), including nationwide lockdowns of businesses and their citizens (quarantine) and even temporary suspension of mining activities. Such disruptions and other manufacturing and logistical restraints could result in extended lead times in supply and distribution networks, as well as the exercise of force majeure measures, the impacts of which could eventually result in stoppage of mining operations. They could also result in the need to increase inventories on long lead time items and critical consumables and spares which may lead to an increase in working capital. We cannot guarantee that our crisis management measures will be adequate, that the supply chain and operations will not be adversely affected by future epidemic or pandemic outbreaks, or that there would be no related consequences, such as severe food shortages and social impact.

Furthermore, our operations may be impacted by natural disasters, such as earthquakes, severe weather, such as storms, heavy rainfall, and other impacts that may be increasing due to climate change, as well as other phenomena that include unrest, strikes, theft, and fires. The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining and refining equipment, damage to or destruction of mineral properties or production and infrastructure facilities, disruptions in production, increased costs, environmental damage, and potential legal liabilities. Furthermore, supply chains and rates can be impacted from the occurrence of natural disasters. If we experience shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment, or processing plants, we might be forced to suspend some of our operations or cease operations.

The occurrence of one or more of these events could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity. In addition, the impact of an outbreak of infectious diseases or a natural disaster could exacerbate other risks we face, including those described elsewhere in “Item 3D. Risk Factors.”

Our management of workplace health and safety matters may expose our business to significant risk.

There are health and safety risks associated with our operations in Zimbabwe and potential future operations in the DRC. Given the inherent dangers associated with mining, many of our workforce (including contractors) may be exposed to substantial risk of serious injury or death from hazards, including motor vehicle incidents on or off-site, electrical incidents, falls from height, being struck by suspended loads, seismicity-induced and other rock falls underground, fire, and confined space incidents. Workers may also be subject to longer-term health risks, including due to exposure to noise and hazardous substances (such as dust and other particulate matter). While we regularly and actively review our workplace health and safety systems and monitor compliance with workplace health and safety regulations, no assurance can be made that we have been or will be at all times in full compliance with all applicable laws and regulations, or that workplace accidents will not occur. As the operator of mines, we have extensive regulatory and legal obligations to ensure that our personnel and contractors operate in a safe working environment. A failure to comply with such obligations or workplace health and safety laws and regulations could result in civil claims, criminal prosecutions, or statutory penalties which may adversely affect our business, financial position, and performance, as well as causing long-term reputational damage.

Our operations are underpinned by numerous contractual arrangements with third parties and non-compliance with these arrangements may substantially affect our operations or profits.

Our capacity to efficiently conduct our operations depends upon third party products and service providers and contractual arrangements that we have entered into to provide for these arrangements. Our ability to ultimately receive benefits from these contracts is dependent upon the relevant third party complying with our contractual obligations. To the extent that such third parties default in their obligations, it may be necessary for us to enforce our rights under the relevant contracts and pursue legal action. Such legal action may be costly and no guarantee can be given that a legal remedy will ultimately be obtained on commercial terms.

Our insurance coverage may not be sufficient in all possible contexts, and we may not be able to rely upon our insurance in certain circumstances.

Our mining, exploration, and development operations involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes and other environmental occurrences, political, and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labor disputes, changes in regulatory environment, monetary losses, and possible legal liability. We maintain insurance within ranges of coverage we believe to be consistent with industry practice and having regard to the nature of activities being conducted and associated risks as set out above; however, we ceased insurance coverage for the Mazowe Mine and the Redwing Mine once mining operations were halted in 2018 and 2019, respectively, and intend on obtaining insurance coverage as part of the restart process. However, no assurance can be given that we will be able to continue to obtain insurance coverage at all times, that such coverage will be at reasonable rates or that any coverage we arrange will be adequate and available to cover all such claims. Further, in connection with the 2025 Facility, we entered into a cession of insurance with ABC Banc covering assets of the How Mining Company. In addition, we may elect to not purchase insurance for certain risks due to various factors (such as cost, likelihood of risks eventuating and industry practice). The lack of, or insufficiency of, insurance coverage could adversely affect our business, financial position, and performance.

If our operations do not perform in line with expectations, we may be required to write down the carrying value of our investments, which could affect any future profitability and our ability to pay dividends.

Under IFRS, we are required to test the carrying value of long-term assets or cash-generating units for impairment at least annually and more frequently if we have reason to believe that our expectations for the future cash flows generated by our assets may no longer be valid. If the results of operations and cash flows generated by our metals extraction operations are not in line with our expectations, we may be required to write down the carrying value of these assets. Any write-down could materially affect our business, operating results, operations, and financial condition.

Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.

In November 2018, certain assets of the Mazowe Mine were sold at an auction to satisfy a judgment obtained by the Zimbabwe Electricity Transmission and Distribution Company (“ZETDC”) with respect to amounts alleged owed to ZETDC. The assets consist of plant material and remain at the Mazowe Mine; however, the assets are not required for the restart of the Mazowe Mine and are not anticipated to be utilized for future operations. We believe the decision is improper, and we are challenging the decision. However, no assurance can be given that we will be successful, and we may lose the benefit of such assets.

The concept of corporate rescue was introduced in Zimbabwe law by the enactment of the Insolvency Act (Chapter 6:07) in 2018, which replaced judicial management procedures. Corporate rescue is a process to restructure the affairs of a company and rehabilitate financially distressed companies under the temporary supervision of a corporate rescue practitioner. In Zimbabwe, the placement of a company under supervision and corporate rescue proceedings may be commenced by a resolution of the applicable company or by certain parties enumerated by statute.

Operations at the Mazowe Mine and the Redwing Mine halted in 2018 and 2019, respectively, and were placed under care and maintenance programs. Soon after the Mazowe Mine and the Redwing Mine ceased operations, applications were filed in Zimbabwe to place the Redwing Mining Company and the Mazowe Mining Company in corporate rescue proceedings. The applications were initially granted. As a result, our management was separated from control of the mines. During the existence of the corporate rescue order for the Redwing Mine, the corporate rescue practitioner entered into a tribute agreement with Betterbrand (Private) Limited.

Corporate rescue application approvals were overturned by the Supreme Court of Zimbabwe in 2021, in the case of the Mazowe Mine, and 2022, in the case of the Redwing Mine. As a result of the Supreme Court of Zimbabwe setting aside the corporate rescue application for the Redwing Mine, the tribute agreement with Betterbrands (Private) Limited is no longer recorded in the mining lease title records with the mining affairs board and Betterbrands (Private) Limited was eventually evicted from the Redwing Mine.

In 2023, employees of our Redwing Mine applied to have the Redwing Mining Company placed under corporate rescue proceedings but the case was dismissed by the High Court of Zimbabwe.

On February 15, 2024, another application was filed with the High Court of Zimbabwe to place the Mazowe Mining Company in corporate rescue proceedings. The application has been challenged by the Company, and although a hearing date was set for March 11, 2025, such date was postponed and a new date has not been set. In management’s view, the application is without merit and does not comply with applicable laws and rules. However, no assurance can be given that the case will be dismissed or that additional applications may not be filed, despite the recent withdrawal of the principal petitioner’s application. If corporate rescue proceedings are approved at the Mazowe Mining Company or the Redwing Mining Company, our plans to restart the mines and our interests in the assets may be materially adversely affected.

Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims that may have a material adverse effect on the Company’s assets and operations.

Greenstone entered into a share purchase agreement, dated June 17, 2024, as amended on January 17, 2025 (the “BMC Purchase Agreement”), with Metallon Corporation Limited, a company incorporated in England and Wales and undergoing insolvency proceedings (the “Administration”) in the U.K. (“Metallon”), the appointed administrators of Metallon (the “Administrators”), Khumalo, and the SelliBen Trust (together with Khumalo, the “Guarantors”), pursuant to which, among other things, Metallon sold (the “BMC Sale”) all of the shares of BMC to Greenstone in exchange for consideration of approximately £53.2 million (the “Purchase Price”) to be paid by the Guarantors. Under the terms of the BMC Purchase Agreement, the Guarantors have agreed to keep the Administrators, Metallon, and Greenstone fully indemnified, for a period of six years, against any and all claims or expenses arising directly or indirectly in connection with the BMC Sale. BMC indirectly holds the Mazowe Mine, the Redwing Mine, and the How Mine and the shares of BMC represent substantially all of Greenstone’s assets and, in turn, the Company’s assets.

Under the BMC Purchase Agreement, the Guarantors are responsible for payment of the Purchase Price, which to date has not been satisfied. However, certain Ordinary Shares held by the SelliBen Trust are held as security for the Guarantors’ obligations under the BMC Purchase Agreement. Notwithstanding the outstanding obligations of the Guarantors, Greenstone is the registered owner of all of the shares of BMC. The Administration may not be completed until, among other things, the Purchase Price has been satisfied and all third-party creditor liabilities of Metallon have been discharged in accordance with and in satisfaction of the Administration. While the BMC Sale is not conditioned on the Guarantors’ payment of the Purchase Price, if the Purchase Price is not satisfied pursuant to the BMC Purchase Agreement or the Administration is not completed with all related potential claims discharged or waived, then there is a risk that a claim may be made to, among other things, rescind or unwind the BMC Sale or for Greenstone to pay all or a portion of the Purchase Price, notwithstanding the provisions of the BMC Purchase Agreement. Greenstone is indemnified by the Guarantors for claims arising directly or indirectly in connection with the BMC Sale pursuant to the BMC Purchase Agreement, but such indemnification may not protect against equitable remedies. In the event Greenstone is unable to satisfy any monetary penalty awarded against it in relation to a challenge to the BMC Sale (and assuming the indemnity is insufficient to satisfy such penalty or in the event the Guarantors are otherwise not able to satisfy their indemnification obligations, which Greenstone management considers unlikely), the relevant judgment creditor may be able to pursue additional remedies to satisfy the judgment, including actions relating to Greenstone’s assets, which may include the shares of BMC. Any such potential equitable remedies, monetary penalty awards, or other remedies could have a material adverse effect on the Company’s assets and operations.

Further, the former majority shareholder of Metallon (the “Metallon Shareholder”) (which was under common control with Metallon) was placed into liquidation in Jersey in May 2024. Prior to the events leading to the liquidation proceedings, the Metallon shares held by the Metallon Shareholder were transferred (the “Metallon Transfer”) to the current controlling shareholders of Metallon pursuant to a restructuring. The adequacy of the consideration for such transfer could be at issue in the Metallon Shareholder liquidation proceedings, and the Metallon Transfer could be challenged at law or in equity. If such a challenge is initiated against the Metallon Shareholder or any related parties, the prospects of success of such challenge and the likely outcome thereof could only be assessed at the time such challenge is made, and the litigation of any such potential claims, should they commence, could be protracted and costly. The Company and Greenstone are indemnified by the Guarantors for claims relating to the Metallon Transfer. However, if claims are made against the Company or Greenstone relating to the Metallon Transfer, we may be financially obligated to satisfy such claims, which may include the payment of restitution relating to the Metallon Transfer. If the Guarantors default on their indemnification obligations, such financial obligations could have a material adverse effect on our assets and operations.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit could have a material adverse effect on our business, results of operations and financial performance.

We may become party to legal claims arising in the ordinary course of business, including liabilities from competing mining claims, trespassers, or artisanal mining activities, the Redwing Mine tribute agreement claims, unauthorized open pits, or environmental concerns. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending, or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition, and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States of America, Zimbabwe, the DRC, the United Kingdom, the Cayman Islands, or international arbitration. The legal and political environments in which we operate may make it more likely that laws will not be enforced and that judgments will not be upheld. If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations, and financial performance.

We are exposed to global economic and market risks that are beyond our control, including as a result of the conflicts in Ukraine, Gaza and Iran, which may have a material adverse effect on our assets and operations.

If any of our facilities of those of our suppliers, third-party service providers, or customers is affected by natural disasters, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), trade and other geopolitical instability due to tariffs or other trade sanctions, or other events outside of our control, it could have a material adverse effect on our assets, financial conditions and results of operations, including through decreased production, increased costs, a decrease in the price of gold, or the failure by counterparties to perform under contracts or similar arrangements.

The conflicts in Ukraine, Gaza, Iran and the Middle East more broadly, and the accompanying international response including economic sanctions, have been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, disruption to international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment, and construction. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts globally. There is a risk of substantial market and financial turmoil arising from the conflicts which could have a material adverse effect on the economics of our projects, and our ability to operate its business and advance project development.

Even though we do not have any operations or direct suppliers located in Gaza or Iran, tensions in the Middle East conflict could result in disruptions to our business and operations, adversely affect our anticipated unit and production costs, increase raw material costs, increase inflationary pressures, impacting our ability to successfully contract with suppliers, and could have other adverse impacts on our anticipated costs.

Disruption to current trade practices, including tariffs and other developments in international trade policies and regulations, could adversely affect our operations and outlook.

We are a mining company incorporated in the Cayman Islands with operations in Zimbabwe and our commercial operations directly and indirectly span several jurisdictions. As such, we are and will be sensitive to changes in international trade policies and regulations. For example, our ability to procure inputs and equipment required for our projects and operations may be subject to interruptions or trade barriers due to policies and tariffs or import/export restrictions of individual countries. Tariffs and any additional changes in government trade policy could also result in one or more other jurisdictions adopting responsive trade policies. For instance, the governments of the United States and China maintained substantial and escalating tariffs during 2025. We are unable to predict the ultimate result or duration of any new tariffs, or changes to existing tariffs, imposed by any country, or tariff countermeasures that may be taken by any country.

The imposition of tariffs or other trade barriers and changes in trading policies, potential retaliatory measures, or uncertainties in international trade policies and regulations may adversely impact our operations, particularly given our presence across multiple jurisdictions. Recent tariff actions have resulted in market uncertainty and volatility and concerns over inflation, recession and slowing growth. Continued market uncertainty or volatility, or any broader economic challenges resulting from adverse developments in internal trade policies, could adversely affect the price of our securities.

Risks Related to Cybersecurity

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

We rely on computer systems and network infrastructure throughout our operations. We use the server of a third-party hosting service provider. Our operations depend on our ability to protect our computer equipment and systems from damage from physical theft, fire, power outages, telecommunications failures, and other catastrophic events, as well as from internal and external security breaches, viruses, worms, and other destructive problems. Any disruption to our operations due to damage to or failure of our computer systems, network infrastructure or servers could have a material adverse effect on our business and could subject us to regulatory action or litigation. A significant network breach in the security of these systems because of ineffective operation of these systems, maintenance issues, upgrades, migrations to new platforms, cyberattacks or other failures to maintain an ongoing and secure cyber network could result in further damage, delays in customer service, and reduced efficiency in our operations. This could include the theft of our data, improper use of personal information, and other forms of identity theft. While we utilize our own personnel and various hardware and software to monitor our systems, controls, firewalls, and encryption, and intend to maintain and upgrade our security technology and operating procedures to prevent damage, breaches, and other disruptions, there is no guarantee that these security measures will be successful. Any such claims, proceedings, or actions by regulatory authorities, or adverse publicity resulting from such claims, could adversely affect our business and results of operations.

We use information technology systems and networks to process, transmit, and store electronic information in connection with our business activities. As the use of digital technology increases, cyber incidents, including intentional attacks and unauthorized access attempts to computer systems and networks, are becoming more frequent and sophisticated. These threats pose a risk to the security of our systems and networks, and to the confidentiality, availability, and integrity of data that is critical to our business and business strategy. There can be no assurance that we will be successful in preventing cyberattacks or successfully mitigating their effects.

Despite the implementation of security measures, our computer systems and our current and future third-party service providers are susceptible to damage or interruption due to hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war, telecommunications, equipment, and electrical failures. There is no guarantee that we will be able to promptly detect such events. If such an event occurs, we will have a difficult time responding to it. Unauthorized access, loss, or dissemination could disrupt our operations, including our research and development activities, the processing and preparation of our financial information, and our ability to manage various general and administrative aspects of our business. To the extent that such disruptions or security breaches result in loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary, or personal information, we could be subject to liability, reputational damage, poor performance, or regulatory action by the government authorities where we operate. Any of these could have an adverse effect on our business.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, and viruses. If we are unable to execute our disaster recovery and business if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition, and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

Cybersecurity breaches and other disruptions or failures in our information technology systems could compromise our information, result in the unauthorized disclosure of confidential supplier, employee, and Company information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the normal course of our business, we may collect, process, and store sensitive data, including our own business information; information about our suppliers, and business partners; and personally identifiable information about our employees, contractors, and counterparties that resides in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is essential to our business operations. We also depend on the information technology systems of third parties for the analysis, data storage, and communication.

We rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission, and storage of sensitive information. Despite the security measures and ongoing vigilance we have in place to protect sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, hacker attacks, vandalism, computer viruses, loss or misplacement of data, human error, or other malfunctions and attacks. Such breaches may compromise our network and information stored therein may be accessed, disclosed, lost, or stolen. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of a breach or compromise. Technological interruptions would also disrupt our operations, including our ability to timely manage our supply chain. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner and such events may disrupt or reduce the efficiency of our entire operation for a prolonged period. The occurrence of these incidents could result in diminished internal and external reporting capabilities, impaired ability to process transactions, harm to our control environment, diminished employee productivity, and unanticipated increases in costs, including substantial legal costs in connection with the defending of any lawsuits that may arise from such incidents.

We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could negatively affect our business, financial condition and results of operations.

Risks Related to Laws and Regulations

Our operations are subject to various government approvals, permits, licenses, and legal regulation for which no assurance can be provided that such approvals, permits, or licenses will be obtained or if obtained will not be revoked or suspended.

Government approvals, permits, and licenses are required in connection with a number of our activities and additional approvals, permits, and licenses may be required in the future. The duration and success of our efforts to obtain approvals, permits, and licenses are contingent upon many variables outside of our control. Obtaining governmental approvals, permits and licenses can increase costs and cause delays depending on the nature of the activity and the interpretation of applicable requirements implemented by the relevant authority. While we and our affiliates currently hold, or in the process of renewing, the necessary licenses to conduct operations there can be no assurance that all necessary approvals, permits and licenses will be maintained or obtained or that the costs involved will not exceed our estimates or that we will be able to maintain such permits or licenses. To the extent such approvals, permits, and licenses are not obtained or maintained, we may be prohibited from proceeding with planned drilling, exploration, development, or operation of properties which could have a material adverse effect on our business, results of operations, and financial performance. See “Item 4.D. Property, Plants and equipment — Mineral Resource and Mineral Reserve Individual Property Disclosure — How Mine — Mineral Tenure” for more information on the permits and licenses issued as at December 31, 2025, related to the How Mine. As part of the process to restart operations at the Mazowe Mine and the Redwing Mine, we are in the process of renewing the required permits and licenses with respect to those mines.

In addition, failure to comply with applicable laws, regulations, and requirements in the countries in which we operate may result in enforcement action, including orders calling for the curtailment or termination of operations on our property, or calling for corrective or remedial measures requiring considerable capital investment. Although we believe that our activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties or otherwise have a material adverse effect on our business, results of operations, and financial performance.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws in Zimbabwe and elsewhere associated with our activities could subject us to penalties and other adverse consequences.

All of our revenues are currently from Zimbabwe. Consequently, we face significant risks if we fail to comply with Zimbabwe’s applicable laws relating to corruption and bribery, the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In addition, we cannot guarantee the compliance by our partners, suppliers, and agents with applicable laws. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. Any violation of the Zimbabwean laws, the FCPA, or related laws and policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, financial condition, and results of operations.

We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

As of December 31, 2025, we had 1,500 employees. Our management believes that our employee relations are strong. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs or may result in work stoppages or other labor disruptions. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues. For example, certain employees of the Mazowe Mining Company and the Redwing Mining Company claimed they were not paid an aggregate of approximately $2.7 million of wages owed to them when the Mazowe Mine and the Redwing Mine entered into care and maintenance programs in 2018 and 2019, respectively. In response, the Mazowe Mining Company has made installment payments and will continue to make payments upon resumption of operations, and the Redwing Mining Company has entered into compromise agreements with some employees and is in continued discussions to enter into additional comprise agreements. However, such claims have not been fully resolved and we may be subject to additional wage or other labor-related claims in the future. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

Existing and future environmental laws may increase our costs of doing business, result in significant liabilities, fines, or penalties, and may restrict our operations.

The nature of our mining operations carries the potential for environmental disturbance and harm, with implications for surrounding ecosystems, water supply, and land use. This could be due to, among other things, physical disruption from land clearing and excavation and use of groundwater supplies in mining operations, or the uncontrolled release of contaminants into soil and waterways.

We are subject to various environmental laws and regulations, including those related to wastewater discharge, solid waste discharge, pollution, air emissions, and the disposal of hazardous materials and other waste products from our operations. Such laws and regulations may subject us to liabilities, including liabilities associated with contamination of the environment, damage to natural resources, rehabilitation costs and the disposal of waste products that may occur as the result of our operations. For example, as of December 31, 2025, our provision for rehabilitation costs was $26.7 million. Future expenditures on rehabilitation might not be complete or accurately provided for due to higher-than-expected cost increases, changes in legislation, unidentified factors, or other factors out of our control. If we fail to comply with environmental laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance and may order us to cease operations. We may also suffer from negative publicity and reputational damage as a result of such non-compliance. In addition, if any third party suffers any loss as a result of our emissions, release of hazardous substances, our improper handling of minerals or other waste products, or our non-compliance with environmental laws and regulations, such third parties may seek damages from us.

With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, an increase in capital expenditure, and a heightened degree of responsibility for companies and their directors and employees.

Future changes to environmental laws and regulations may also require us to install new equipment or otherwise change operations or incur costs in order to comply with any such change in laws or regulations. We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as such laws and regulations are evolving and tend to become more stringent. Therefore, if governments in areas where we operate impose more stringent laws and regulations in the future, we will have to incur additional, potentially substantial costs and expenses in order to comply, which may negatively affect our results of operations.

We are subject to complex laws and regulations, which could have a material adverse effect on our operations and financial results.

As a business with international reach, we are subject to complex laws and regulations, including investment screening laws, in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

New legislation may require different operating methodologies or additional capital or operating expense to satisfy new rules and regulations. Changes in environmental and climate laws or regulations could lead to new or additional investment in manufacturing designs, could subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures.

We may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations. In certain jurisdictions, these legal and regulatory requirements may be more stringent than in the United States and may impact mining companies more specifically. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

Existing and future laws and regulations governing issues involving climate change, and public sentiment regarding climate change, could result in increased operating costs or otherwise impact our operations, which could have a material adverse effect on our business.

A number of governments or governmental bodies, including the European Union, have introduced or are contemplating regulatory changes in response to the possible impact of climate change. Laws, treaties, international agreements, and increased regulation or disclosure requirements regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such laws and regulations. It is uncertain if or when compliance with these laws and regulations will be mandated, as certain regulations, including those in the United States and the European Union, are being withdrawn, scaled back, or otherwise modified. These regulations may impose meaningful costs and demand significant attention from management, all of which could affect our business and our results of operations. Any future climate change laws and regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

At this time, we cannot predict with any certainty how such future laws and regulations will affect our financial condition, operating performance or ability to compete. Furthermore, even without such laws and regulation, increased awareness and any adverse publicity in the global marketplace about possible impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations, if any, are highly uncertain and, if present, would be particular to the geographic circumstances in areas in which we operate. Nevertheless, these impacts could adversely impact the cost, production and financial performance of our operations.

Risks Related to the Ownership of Our Securities

Future sales and issuances of our Ordinary Shares could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to pursue our growth plan. To raise capital, we may issue and sell our Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell our Ordinary Shares, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences, and privileges senior to existing holders of our Ordinary Shares.

Issuances of Ordinary Shares pursuant to the Promissory Note may result in substantial dilution to our shareholders and may have a negative impact on the market price of our Ordinary Shares.

The Company may, in its discretion, make payments under the Promissory Note in Ordinary Shares, with such Ordinary Shares issued at a price equal to the lesser of (i) 95% of the closing price on Nasdaq of the Ordinary Shares on the Trading Day immediately preceding the applicable payment date and (ii) the arithmetic average of the Daily VWAP for the five (5) Trading Days ending on the Trading Day immediately preceding the applicable payment date. The issuance of any Ordinary Shares pursuant to the terms of the Promissory Note will dilute our shareholders and may negatively impact the trading price of our Ordinary Shares. We have registered with the SEC the potential resale of up to 1,750,000 Ordinary Shares that may be issued under the Promissory Note. As of March 25, 2026, we have issued 805,228 Ordinary Shares under the Promissory Note at varying prices. Payment obligations under the Promissory Note will continue until October 2026. Since the issue price of the Ordinary Shares issued under the Promissory Note is subject to the then-current market value of the shares, a greater number of Ordinary Shares may be issued if the trading price of our Ordinary Shares decreases.

Future resales of a substantial number of our Ordinary Shares, or the perception in the market that the holders of a large number of Ordinary Shares intend to sell shares, could reduce the market price of our Ordinary Shares.

As of December 31, 2025, we had 54,084,183 Ordinary Shares and 18,576,677 Warrants issued and outstanding. We previously filed a registration statement that initially became effective on July 22, 2025 and registered the offer and sale from time to time by certain selling securityholders of up to 87,548,686 Ordinary Shares (including 18,576,712 Ordinary Shares underlying Warrants) for so long as that registration statement is available for use. We filed another registration statement that initially became effective on October 23, 2025 and relates to offer and sale from time to time by a selling shareholder of an additional 1,750,000 Ordinary Shares that may be issued under the Promissory Note.

The resale, or perception in the market of a resale, of a substantial number of Ordinary Shares in the public market could adversely affect the market price for our Ordinary Shares and make it more difficult for you to sell your Ordinary Shares at times and prices that you feel are appropriate. Resales of our securities pursuant to effective registration statements may continue for an extended period of time, the precise duration of which cannot be predicted. In addition, registration rights we may grant in the future, including in the ordinary course of the Company’s business, may further depress market prices if these registration rights are exercised or Ordinary Shares are sold under the registration statements, the presence of additional shares trading in the public market may also adversely affect the market price of our Ordinary Shares.

Sales of our Ordinary Shares upon the expected expiration of resale restrictions could encourage short selling which could negatively impact the price of our Ordinary Shares.

Pursuant to the Registration Rights and Lock-up Agreement, certain shareholders, including the SelliBen Trust and entities controlled by our executive officers, which collectively held approximately 44,999,296 Ordinary Shares outstanding as of the Closing of the Business Combination, agreed to certain restrictions on transfer until June 5, 2026, subject to certain exceptions. See “Item 7.B. Related Party Transactions — Registration Rights and Lock-up Agreement” for additional information. Sales of Ordinary Shares upon the expected expiration of resale restrictions could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of Ordinary Shares could have a tendency to depress the price of Ordinary Shares, which could further increase the potential for short sales.

Our Warrants are currently exercisable for Ordinary Shares, which increases the number of Ordinary Shares eligible for future resale in the public market and may result in dilution to our shareholders.

Our Warrants to purchase an aggregate of up to 18,576,677 Ordinary Shares are currently exercisable in accordance with the terms of the Warrant Agreement. The exercise price of the Warrants is $11.50 per share (subject to adjustment pursuant to the Warrant Agreement). To the extent Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the existing holders of Ordinary Shares and increase the number of Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Ordinary Shares. However, there is no guarantee that the Warrants will ever be “in the money” while they are exercisable and/or prior to their expiration, which is the earlier of their redemption and five years after the Closing Date, and as such, the Warrants may expire worthless. For more information on our warrants, including conditions to their exercisability, please see “Item 12.B. Warrants and Rights.”

The Company incurs additional costs as a result of operating as a public company, and its management devotes substantial time to ongoing compliance requirements.

The Company completed the Business Combination and listed its Ordinary Shares and Warrants on Nasdaq in June 2025. As a result, it incurs significant legal, accounting, and other expenses that it did not incur as a private company, and these expenses may increase after the Company is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, the Company is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC. The Company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, the Company expects these rules and regulations to substantially increase its legal and financial compliance costs as compared to before it was a public company and to make some activities more time consuming and costly. The impact of these requirements could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors or as executive officers.

The Company’s management has limited experience in operating a Nasdaq-listed public company.

The Company’s executive officers have limited experience in the management of a publicly traded company that is listed on a U.S. stock exchange and subject to SEC reporting obligations. The Company’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. The Company may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices, or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected.

There can be no assurance that we will be able to maintain compliance with the continued listing standards of Nasdaq over time.

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively, and Nasdaq has established standards for the continued listing of a security on Nasdaq. In January 2026, we received a letter (the “Letter”) from the Nasdaq Listing Qualifications Department (the “Staff”) indicating that during the period from December 5, 2025 to January 20, 2026 our Ordinary Shares did not meet the minimum market value of publicly held shares of $15,000,000 (the “MVPHS”) requirement for continued listing on the Nasdaq Global Market (“Nasdaq Global”) pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”). On February 18, 2026, we receive another letter from the Staff indicating that the Company met the MVPHS requirement for more than ten consecutive trading days and, accordingly, that the Company had regained compliance with the Rule, and the matter was closed. However, there can be no assurance that we will be able to continue to maintain compliance with the continued listing standards of Nasdaq in the future.

If, in the future, Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our shareholders could face significant negative consequences. The consequences of failing to meet the listing requirements include:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for our securities;

●	a determination that the Ordinary Shares are a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The SelliBen Trust owns the majority of our issued and outstanding Ordinary Shares, which provides it the right to appoint a majority of the members of the Company Board. Accordingly, its interests may conflict with those of our other shareholders, which may have the effect of delaying or preventing a change in control.

The SelliBen Trust owns approximately 63% of the Ordinary Shares outstanding, representing a majority of our outstanding voting securities, and is entitled to appoint the majority of the members of the Company Board. As a result, the SelliBen Trust is able to substantially influence matters requiring our shareholder or board approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of Ordinary Shares will be able to affect the way we are managed or the direction of our business. The interests of the SelliBen Trust with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders and may, for example, have the effect of delaying or preventing a change in control.

The Company is a “controlled company” under Nasdaq rules and able to rely on exemptions from certain corporate governance requirements that could adversely affect the Company’s shareholders.

The SelliBen Trust controls approximately 63% of our Ordinary Shares. Therefore, the Company qualifies as a “controlled company” under the Nasdaq rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled companies under the Nasdaq rules in the future, its shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

We may redeem our outstanding and unexpired Warrants prior to their exercise at a time that is disadvantageous to the holders of our Warrants, thereby making a holder’s Warrants worthless.

The Company has the ability to redeem its outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date we send the notice of such redemption to the Warrant holders. If the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, the Company has the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of our Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their Warrants prior to redemption for a number of Ordinary Shares determined based on the redemption date and the fair market value of our Ordinary Shares. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Warrants, including because the number of Ordinary Shares received is capped at 0.361 shares of Ordinary Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants.

We have no obligation to notify holders of the Warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event we decide to redeem the Warrants, a notice of redemption shall be mailed by us by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the Warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in such manner shall be conclusively presumed to have been duly given. In addition, beneficial owners of the Warrants will be notified of such redemption by our posting of the redemption notice to DTC.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with our company.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and (ii) we irrevocably submit to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our Warrants will be deemed to have notice of and to have consented to the forum provisions in the agreement. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our Warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”) and (y) having service of process made upon such Warrant holder in any such enforcement action by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

This exclusive forum provision may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company and may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and may result in increased costs to bring a claim, which may further limit Warrant holders’ ability to bring a claim and discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, and such costs could materially and adversely affect our business, financial condition and results of operations and could result in a diversion of the time and resources of our management and the Company Board.

We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

The Company Board has discretion as to whether to distribute dividends. Even if our board of directors intends to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from subsidiaries, the Company’s financial condition, contractual restrictions, and other factors deemed relevant by the Company Board. Accordingly, you may need to rely on sales of your Ordinary Shares after price appreciation, which may never occur, as the only way to realize any gains on your investment.

We are a holding company. Our only significant asset is our ownership of 100% of the securities of Greenstone, and we will accordingly be dependent on distributions from Greenstone and its subsidiaries to meet our financial obligations and to pay dividends, if any.

The Company has no direct operations and no significant assets other than the ownership of 100% of the securities of Greenstone. We are, therefore, dependent on payments, dividends, and distributions from our subsidiaries to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and any debt obligations, and to pay any dividends with respect to our Ordinary Shares. Applicable law and contractual restrictions, including in agreements governing the current or future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of such subsidiaries, may limit our ability to obtain cash from its subsidiaries. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries and joint ventures make with respect to our equity interests in those subsidiaries. In the event that the Company Board and our shareholders were to approve a sale of all of our direct and indirect interests in Greenstone, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

Our Second Amended and Restated Memorandum and Articles of Association contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Company Organizational Documents contain provisions to limit the ability of others to acquire control of the Company or cause the Company to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their Ordinary Shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or proxy contest, merger, or similar transaction. For example, the Company Board is classified into three classes of directors, and as a result, in most circumstances, a person can gain control of the Company Board only by successfully engaging in a proxy contest at two or more shareholder meetings. Additionally, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue shares with preferences, including in regard to distribution, voting, return of capital, or otherwise, any or all of which may be greater than the powers and rights associated with our Ordinary Shares. Shares could be issued with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company Board decides to issue shares with preferences, the price of Ordinary Shares may fall and the voting and other rights of the holders of Ordinary Shares may be materially and adversely affected.

If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control.

If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

The price of gold is a factor that strongly influences the price of our securities, and the price of gold is volatile and subject to wide fluctuations. See “Item 3.D - Risks Related to Our Business, Operations and Industry — The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.”

Other factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;

●	changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving us;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our Ordinary Shares available for public sale;

●	any major change in our board of directors or management;

●	sales of substantial amounts of Ordinary Shares by our directors, executive officers or significant stockholders or the perception that such sales could occur;

●	the volume of our Ordinary Shares available for public sale, including as a result of the expiration of the transfer restrictions in the Registration Rights and Lock-up Agreement pursuant to the terms thereof; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Ordinary Shares adversely, then the price and trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Ordinary Shares to decline.

Investor perceptions of risks in developing countries or emerging markets, including in Zimbabwe and the DRC, could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries, such as us.

Emerging markets, including Zimbabwe and the DRC, are generally subject to greater risks, including legal, regulatory, economic, and political risks, than more developed markets, including the potential for outbreak of hostilities among nations or militant groups that could impact our assets and operations. There may also be unpredictability with respect to court judgments, including in cases involving the local government. Accordingly, investors should exercise particular care in evaluating the risks involved and should consider whether, in light of these risks, investing in the shares of a company whose assets and operations are based in an emerging market is appropriate. Economic crises or political hostilities in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which we operate remain relatively stable, financial or political turmoil in any developing market country could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future, or we otherwise fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. In connection with the audit of Namib Minerals’ consolidated financial statements as of and for the year ended December 31, 2025, we identified control deficiencies that constituted material weaknesses. These material weaknesses have not yet been fully remediated as of December 31, 2025, and our management is actively engaged in remediation efforts. The PCAOB defines a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.” The material weaknesses identified include: (i) the lack of formal processes and controls and lack of IFRS technical expertise related to accounting matters requiring significant judgment, estimates, and oversight of third party specialists, including the evaluation of asset impairment, review, and accounting for resource and reserve reports, and oversight of specialist review of annual rehabilitation, and (ii) the lack of formal financial close procedures and controls related to the timely and accurate preparation of financial reports and related disclosures.

We are undertaking measures to remediate the material weaknesses identified above by implementing detailed and documented policies and procedures across all business units and intend on hiring additional qualified accounting and reporting personnel with the technical experience to provide us with expertise in IFRS Accounting Standards and SEC reporting requirements. We plan on establishing an internal audit function as well as additional control testing and monitoring procedures that will be reviewed by both internal audit and management. Furthermore, in an effort to improve our financial closing policies and procedures for the preparation of consolidated financial statements and disclosure notes in accordance with IFRS and relevant SEC financial reporting requirements, we intend to undertake the following remediation initiatives: (i) implement IFRS accounting, tax compliance, and financial reporting training programs for our accounting and finance personnel; and (ii) formalize and standardize the financial reporting control procedures and policy manuals to improve the quality and accuracy of the period end financial closing processes.

The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Although we plan to complete our planned remediation as quickly as possible, we are unable, at this time, to estimate how long it will take. We can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate our identified material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

We may not be able to timely and effectively implement internal controls and procedures required by Section 404 of the Sarbanes-Oxley Act.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management and operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We may be required to take write-downs or write-offs, or we may be subject to restructuring, impairment, or other charges that could have a significant negative effect on our financial condition, results of operations, or the price of our Ordinary Shares, which could cause you to lose some or all of your investment.

Factors outside of our control may, at any time, arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and therefore not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

We could be subject to securities class action litigation.

In the past, securities class action lawsuits have often been filed against companies after the market price of their securities has declined. If we were to face such a lawsuit, it could result in significant costs and require diversion of management’s attention and resources, which could adversely affect our business.

As an “emerging growth company” within the meaning of the Securities Act and the Exchange Act, we may take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which may make our securities less attractive to investors and more difficult to compare our performance to the performance of other public companies.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies and may continue to do so for as long as we continue to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and (b) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our shareholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than that required of U.S. public companies. This may limit the information available to holders of our Ordinary Shares.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to interim financial statements and certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to U.S. GAAP reporting requirements which may be difficult to comply with.

As a “foreign private issuer,” we are not required to comply with the same level of periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations as U.S. domestic issuers. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made on June 30, 2026.

In the future, we could lose our foreign private issuer status if a majority of our voting securities are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. Also, if we lose our foreign private issuer status, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq, and other regulators, among other materially adverse consequences.

Your ability to protect your rights through U.S. courts may be limited as we are incorporated under the law of the Cayman Islands. We conduct substantially all of our operations, and half of our directors and executive officers reside, outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Company Organizational Documents, the Cayman Islands Companies Act (As Revised), and the common law of the Cayman Islands. Substantially all of our assets are located outside the United States. Three of our officers and directors reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands could render you unable to enforce a judgment obtained in the United States courts against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.

The rights of shareholders to take action against our directors, actions by our minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than a company’s memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the Company Organizational Documents to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by Appleby (Cayman) Ltd., our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. We currently do not choose to follow home country practice with respect to corporate governance matters; however, we may choose to do so in the future. See “Item 16G. Corporate Governance.”

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors, or controlling shareholders than they would as shareholders of a company incorporated in the United States.

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Cayman Economic Substance Act”) in January 2019. We will be required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As we are a Cayman Islands exempted company, compliance obligations will include filing annual notifications, in which we will need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. We may need to allocate additional resources and make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

Tax Risk Factors

The Company may be subject to Zimbabwean capital gains tax as a result of the Business Combination and Greenstone’s acquisition of BMC.

Effective January 1, 2024, amendments to Zimbabwe’s Capital Gains Tax Act (Chapter 23:01) went into effect and provide for a capital gains tax of up to 20% on direct and indirect transfers of mining title. The statute provides that the tax may apply to both domestic and foreign entities, even if the applicable offshore entity is not a tax resident of Zimbabwe and regardless of whether the transaction occurs offshore of Zimbabwe. The new capital gains tax also has a lookback period of ten years prior to January 1, 2024.

Judicial interpretations of the capital gains tax are not currently available and the implications of such amendments and potential enforcement of such remain unclear. We are evaluating the amendments and considering the potential impact on the Company as a result of the Business Combination and the previous transaction by which Greenstone obtained its interest in BMC, the holding company of our mining assets. If the new capital gains tax were to apply to such transactions, it could have a material adverse effect on our business and financial condition.

Tax matters and changes in tax laws could materially and adversely affect our business, results of operations, or financial condition.

The Company will have commercial operations in Zimbabwe and will therefore be subject to income taxes in Zimbabwe. As its commercial footprint expands, the Company may also in the future become subject to income taxes in other jurisdictions. The Company’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income, changes in the Company’s operating results before taxes, the unavailability, reduction or elimination of tax incentives, and the outcome of income tax audits in Zimbabwe or other jurisdictions. The Company will regularly assess all of these matters to determine the adequacy of its tax liabilities. Due to the complexity of multinational tax obligations and filings, the Company may have a heightened risk related to audits or examinations by national and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations, including transfer pricing adjustments, could subject the Company to additional income tax expenses and materially and adversely affect the Company’s business, results of operations, or financial condition.

If the Company is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

For U.S. federal income tax purposes, the Company will generally be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Internal Revenue Code for any taxable year in which, either (i) at least 75% of our gross income consists of passive income or (ii) at least 50% of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Whether the Company is a PFIC for any taxable year is a fact-intensive inquiry that depends, in part, upon the composition and classification of the Company’s income and assets from time to time. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can no assurance that the Company will not be a PFIC for its current taxable year or any future taxable year.

If the Company is or becomes a PFIC for any taxable year (or portion thereof) during which a U.S. holder (as defined in “Item 10.E. Taxation – U.S. Federal Income Tax Considerations”) holds Ordinary Shares or Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends, and (iii) compliance with certain reporting requirements. The Company does not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should the Company be classified as a PFIC.

Please see “Item 10.E. Taxation – U.S. Federal Income Tax Considerations — Ownership and Disposition of Ordinary Shares and Warrants — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to the Company’s potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Ordinary Shares or Warrants.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the Company is “Namib Minerals.” The Company was incorporated under the laws of the Cayman Islands on May 27, 2024 as an exempted company limited by shares with registration number 410406, having its registered office and mailing address for its principal executive office at Appleby Global Services (Cayman) Limited, Suite 210, 2nd Floor, Windward III, Regatta Office Park, P.O. Box 500, Grand Cayman, Cayman Islands, KY1-1106, and its telephone number is (345) 769-4909.

On June 5, 2025 (the “Closing Date”), the Company, Red Rock, SPAC Merger Sub, Greenstone Merger Sub, and Greenstone consummated (the “Closing”) the Business Combination. In accordance with terms of the Business Combination Agreement:

●	Greenstone Merger Sub merged with and into Greenstone (the “Greenstone Merger”), with Greenstone being the surviving entity of the Greenstone Merger and becoming a wholly-owned subsidiary of the Company;

●	immediately following the Greenstone Merger, SPAC Merger Sub merged with and into Red Rock (the “SPAC Merger”), with Red Rock being the surviving entity of the SPAC Merger and becoming a wholly-owned subsidiary of the Company;

●	(a) each issued and outstanding share of common stock of Red Rock, par value $0.0001 per share, was cancelled in exchange for the right to receive one Ordinary Share, and (b) each outstanding warrant of Red Rock exercisable for one share of Class A common stock of Red Rock, par value $0.0001 per share, became a Warrant of the Company exercisable for one Ordinary Share on the same terms and conditions; and

●	the ordinary shares in the capital of Greenstone, par value $1.00 per share, that were issued and outstanding were exchanged for an aggregate of 48,869,960 Ordinary Shares.

As part of the Business Combination, the Company acquired Greenstone, which holds all of the Company’s assets, and prior to that the Company had no operating activity. In June 2024, in connection with the execution of the Business Combination Agreement, Greenstone acquired from Metallon and one of its affiliates 100% of the outstanding shares of BMC. BMC owns all of the interests in How Mining Company, the Mazowe Mining Company, and the Redwing Mining Company. Prior to June 2024, Greenstone had no operating activity. BMC and our predecessor companies acquired the How Mine, the Mazowe Mine, and the Redwing Mine in 2002. By 2007 we had grown to become one of the largest gold producers in Zimbabwe with a peak production capacity of approximately 92kozpa. In 2008, significant inflation in Zimbabwe led to an economic downturn and production halt, at which time we placed all of our mines into care and maintenance. By 2009, we began recommencement of mining operations and by 2013 production had nearly doubled from 2010 levels. In 2018 and 2019, the Mazowe Mine and the Redwing Mine, respectively, were again placed again into care and maintenance due to an unattractive economic profile caused in part by implications of Zimbabwean monetary policy. Currently, preparatory work is underway to recommence operations at the Mazowe Mine and the Redwing Mine.

Namib Minerals is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). Since Namib Minerals is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements and is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Namib Minerals is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

Namib Minerals’ principal website address is https://www.namibminerals.com/. We do not incorporate the information contained on, or accessible through, Namib Minerals’ website into this Report, and you should not consider it a part of this Report. The SEC also maintains a website at www.sec.gov that contains reports and other information that Namib Minerals files with or furnishes electronically to the SEC.

Capital Expenditures

The total capital expenditures for the Company were $6.7 million, $8.7 million and $11.6 million for the years ended December 31, 2023, 2024 and 2025, respectively, as set forth in the table below. There were no significant divestitures during these time periods. Funding for these expenditures were mainly sourced from internal cash flows and partly from borrowings from African Banking Corporation of Zimbabwe Limited.

	For the Year Ended December 31,
Category	2023	2024	2025
Underground Equipment	$1,173,376	$1,192,865	$1,761,146
Surface Plant & Equipment	1,779,423	1,936,064	2,750,351
Buildings	-	-	1,155,000
Vehicles	182,900	81,300	372,443
Other Surface Equipment	178,043	404,050	159,151
Furniture & Fittings	59,577	288,181	91,245
Projects in Progress	3,288,000	4,794,541	5,318,664
	$6,661,319	$8,697,001	$11,608,000

Types of Capital Expenditure
Sustaining Capital Expenditures	6,661,319	4,459,417	9,160,000
Expansion Capital Expenditures	-	4,237,584	2,448,000
	$6,661,319	$8,697,001	$11,608,000

Breakdown by Operating Segment
How Mine	$6,334,319	$8,660,001	$11,449,042
Mazowe	327,000	37,000	55,000
Redwing	-	-	69,000
Corporate			34,958
	$6,661,319	$8,697,001	$11,608,000

The Company anticipates incurring sustaining and expanding capital expenditures in an aggregate amount of approximately $17 million at the How Mine for the year ended December 31, 2026. These amounts are anticipated to relate to, among other purposes, underground and surface equipment as well as vehicles. There are no anticipated divestitures in 2026.

B. Business Overview

Our Company

Our mission is to become a leading Pan-African multi-asset mining platform for precious and critical metals, particularly gold, and to create safe, sustainable, and profitable mining operations for our employees, our communities, and our shareholders.

We are an established gold producer with an attractive portfolio of three gold mines in Zimbabwe, Africa. Our extensive track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established, underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.84Moz of gold from 1941 through December 31, 2025. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide us with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. On a consolidated basis, combining our estimate as of December 31, 2025 for the How Mine and our estimates as of December 31, 2023 for the Mazowe Mine and the Redwing Mine, our underground measured and indicated gold resources (exclusive of reserves) totaled 2.5Moz at a grade of 2.26g/t Au and our underground inferred gold resources totaled 4.4Moz. We are also evaluating opportunities to acquire mining interests in, and expand our operations to, the Democratic Republic of Congo (“DRC”) to unlock critical battery metals in the region.

The table below sets forth our consolidated gold Mineral Resources and Mineral Reserves that combines our estimate as of December 31, 2025 for the How Mine and our estimates as of December 31, 2023 for the Mazowe Mine and the Redwing Mine. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 89.0%, 88.0%, and 90.0% with respect to each of the How Mine, Mazowe Mine, and Redwing Mine, respectively. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.0%.

Mineral Resources and Mineral Reserves Summary

	Tonnage (Mt)	Grade (g/t)	Gold (Koz)
Proved	1.08	1.40	48
Probable	0.52	1.70	28
Subtotal Underground Reserves	1.60	1.50	77
Dumps	0.89	0.89	26
Total Reserves	2.49	1.29	103
Measured & Indicated	34.72	2.26	2,525
Inferred (Underground)	50.12	2.74	4,419
Inferred (Surface)	12.00	0.59	220

We believe our portfolio of gold mining assets positions us for continued growth as one of Zimbabwe’s leading gold producers. We believe that our strong free cash flow generation from our current operations at the How Mine will assist in facilitating new project development across all of our mining assets and allow us to pursue additional exploration initiatives. We are currently investing in a shaft sinking development project and milling plant expansion at the How Mine, with operation anticipated to commence in late 2026. We also believe the historical track record of production at the Mazowe Mine and the Redwing Mine, combined with our operational experience at these mines and in Zimbabwe, position us to restart production more efficiently.

Our gold mines include:

●	How Mine: We believe the How Mine is one of the most historically prolific gold mines in Zimbabwe having produced approximately 1.84Moz from 1941 through December 31, 2025. The How Mine operates at a relatively shallow depth which we believe helps make our operations inherently safer and more efficient. We have a processing facility in place at the How Mine that can support a milling capacity of approximately 475ktpa.

As we continually seek to explore growth opportunities at the How Mine, we are currently in the process of implementing a development project, primarily consisting of processing plant capacity and power upgrades, which is anticipated to increase milled tonnage capacity. Running concurrently with this project, we are developing Life-of-mine (“LOM”) extension projects of exploration and shaft sinking on the downdip of the How Mine, which is anticipated to allow for the extraction of resources below our current operating depth. In addition to the strong asset quality at the How Mine, the operations are also safe and sustainable, having achieved recertification on all three International Organization for Standardization (“ISO”) based management systems during the year ended December 31, 2025. As of December 31, 2025, the How Mine had 2.49Mt of total reserves, 23.9Mt of total measured and indicated resources, and 43.0Mt of inferred resources on a tonnage basis, representing 103koz of gold reserves, 1,046koz of total measured and indicated gold resources, and 2,396koz of inferred gold resources, respectively.

●	Mazowe Mine: The Mazowe Mine is one of the oldest mines in Zimbabwe, with exploration and development dating back to 1890. In August 2018, the Mazowe Mine was placed into care and maintenance, which means processes and conditions on a closed mine site where there is potential to recommence operations at a later date, due to economic challenges, natural events including flooding, and milling capacity constraints. As of 2023, the Mazowe Mine had produced approximately 1.36Moz. The Mazowe Mine still has significant production potential with 1.17Mt of total measured and indicated gold resources and 3.29Mt of inferred gold resources on a tonnage basis, representing 291koz of total measured and indicated gold resources and 915koz of inferred gold resources, respectively, as of December 31, 2023. In order to unlock this resource potential, we have begun preparatory work to restart operations at the Mazowe Mine. We believe the Mazowe Mine boasts one of the highest ore grades among our publicly reporting peers at 7.77g/t Au for total measured and indicated gold resources, and 8.65g/t Au for inferred gold resources. Our strategic exploration and expansion of measured, indicated, and inferred resources at the Mazowe Mine is expected to require the construction and development of plant, surface infrastructure, and a Tailing Storage Facility (“TSF”) as well as underground development and mine dewatering operations. Assuming we obtain the required capital resources, we expect that the strategic exploration and expansion could be completed in three-year period following receipt of adequate financing, of which there can be no certainty. See “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine.

●	Redwing Mine: The Redwing Mine is the largest mine in our portfolio and is located 20km North-Northeast of Mutare, Zimbabwe. In April 2019, the Redwing Mine was also placed into care and maintenance due to economic challenges and milling capacity constraints. As of December 31, 2023, the Redwing Mine had 9.65Mt of total measured and indicated gold resources and 15.83Mt of inferred gold resources on a tonnage basis, representing 1.19Moz of measured and indicated gold resources and 1.33Moz of inferred gold resources, respectively. In order to unlock this mineral resource potential, we have begun preparatory work to restart operations at the Redwing Mine. In addition to the existing estimated gold resources, we believe there is significant upside potential, subject to further geological investigation. Our strategic exploration and expansion of measured, indicated, and inferred resources at the Redwing Mine is expected to require the construction and development of plant, mine shallow, sink shaft, and TSF as well as underground development and mine dewatering operations. Assuming we obtain the required capital resources, we expect that the strategic exploration and expansion could be completed in a three-year period following receipt of adequate financing, of which there can be no certainty. See “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Redwing Mine.

Our portfolio of assets benefits from the critical importance of gold mining to the economic health and prospects of Zimbabwe. According to the Quarterly Member Brief of the Chamber of Mines of Zimbabwe (“COMZ”) for the third quarter of 2025, gold deliveries to Fidelity increased by 26% during the third quarter of 2025, reaching 12,979 kg, up from 10,310 kg in the same period the prior year. The country’s topography and geological characteristics provide several attractive mining belts with potential for further discoveries, evidenced by over 4,000 documented gold deposits according to the Zimbabwe Investment Development Agency. Mining is a significant part of Zimbabwe’s economy, accounting for 80% of exports, 19% of government revenues, and 14% of national income, according to the COMZ’s 2024 Mining Industry Prospects Report. We believe that a combination of these factors provides strong tailwinds for the current and future importance of gold mining to the Zimbabwean economy. Overall, we believe that the legislative environment is very supportive of mining and development. For example, in May 2023, Zimbabwe passed the Responsible Mining Initiative to combat illegal mining and removed the historical indigenization rule, which required 51% local investor ownership, thus making the country more attractive for foreign direct investment (“FDI”). Additionally, the Mines and Minerals Act provides for the establishment of a Special Mining Lease (“SML”), allowing for the direct export of gold and increased exposure to the U.S. dollar. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation.

As a long-term gold mining operator in Zimbabwe, we are committed to the sustainable development of our projects by deeply embedding environmental, social, and governance (“ESG”) criteria in our decision-making framework from the earliest stages of project exploration and development. We have historically been committed to analyzing and improving working conditions for our employees through our Safety, Health, Environment, and Quality (SHEQ) Initiative. This comprehensive program encompasses an environmental management system, an occupational health and safety system, and a quality management system, all geared towards realizing our vision of fostering a “zero-harm environment.” The How Mine operates under the SHEQ systems and complies with ISO standards (14001, 9001 and 45001) for environmental responsibility, quality, and occupational health and safety, illustrating our dedication to safety and compliance, and we plan to adopt similar systems at the Redwing Mine and the Mazowe Mine. In addition to our adherence to strict safety standards, we also prioritize sustainably operating in the Zimbabwean gold mining industry with a collective growth mission to generate community development. Community development and a “safety-first” approach to doing business are core tenants of our operational focus.

Industry Overview and Market Opportunity

The Gold Industry

Gold is typically mined from gold-bearing deposits using various methods, including underground mining, open-pit mining, placer mining, and heap leaching. The choice of mining method depends on factors such as location, deposit size, grade, and economic considerations.

Gold has long been prized for its role as a strategic financial investment. Its value can hold steady or even rise during economic turmoil, making it a valuable tool for diversification. The gold market is highly liquid, with consistent trading liquidity that allows for efficient buying and selling of the assets on international exchanges, as well as direct purchases between industry participants. Historically, gold prices have shown a strong upward trend, with an increase of nearly 8% per annum in U.S. dollars since 1971, according to the World Gold Council.

Recent Gold Prices

Source: Jmbullion.com. Chart represents price per ounce in dollars.

Total demand for gold continues to be bolstered by central banks. In addition to central bank purchases, gold demand is also bolstered by the asset’s use in jewelry, electronics, and other industrial end-market applications. Gold, with strong conductivity properties, is critical for many electrical applications. The recent rise in the demand for artificial intelligence (“AI”) computing power and the associated electronics required have played an increasingly relevant role in the gold markets. However, investments in gold have largely driven overall demand growth over the last year. According to the World Gold Council, total investment in gold increased 84% during 2025.

On the supply side, gold mining output historically has not kept pace with the increased levels of demand as increasingly sophisticated techniques are needed to extract the ever-dwindling accessible global reserves. Mined gold output, which was comprised of approximately 72% of total gold supply, remained constant during 2025, according to the World Gold Council.

Gold Mining in Zimbabwe

Zimbabwe is a highly prolific gold producer. According to the COMZ 2023 Annual Report, gold output in Zimbabwe reached a record high of 37.3 tonnes in 2022, up from 31.5 tonnes in 2021, and was 32.4 tonnes in 2023. The country’s topography and geological characteristics provide several attractive mining belts with potential for further discoveries, evidenced by over 4,000 documented mineral deposits according to the Zimbabwe Investment Development Agency. Beyond gold, Zimbabwe has other key active mining resources including copper, lithium, nickel, coal, and platinum. Mining is a significant part of Zimbabwe’s economy, accounting for 80% of exports, 19% of government revenues, and 14% of national income, according to the COMZ’s 2024 Mining Industry Prospects Report. The country’s mining industry is characterized by professionally run mines with low costs of production and resilient infrastructure, including extensive road and railway networks. In addition, government incentives have driven the adoption of solar power, providing access to a sustainable energy supply that is cost effective, and specialized mining training programs in Zimbabwe provide ready access to a skilled labor force. We believe that a combination of these factors provides strong tailwinds for the current and future importance of gold mining to the Zimbabwean economy. Overall, we believe that the legislative environment is very supportive of mining and development. For example, in May 2023, Zimbabwe passed the Responsible Mining Initiative to combat illegal mining and removed the historical indigenization rule, which required 51% local investor ownership, thus making the country more attractive for FDI. Additionally, the Mines and Minerals Act provides for the establishment of a SML, allowing for the direct export of gold and increased exposure to the U.S. dollar. We believe the use of SMLs will propel the development of the sector in Zimbabwe by allowing gold miners to avoid financial implications of dealing in local market currencies. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation.

The Copper and Cobalt Industry

Copper and cobalt are increasingly viewed as strategic investments crucial for the clean energy transition. Their value is tied to their critical role in technologies like electric vehicles and renewable energy infrastructure. Copper has highly conductive properties which are essential to building the electronics required for clean energy developments, driving significant demand for the metal. According to a 2025 Global Critical Minerals Outlook report by the International Energy Agency, copper demand is projected to eclipse 34 million tonnes by 2040, representing an increase of over 27% from 2024.

Recent Copper Prices

Source: Jmbullion.com. Chart represents price per pound in dollars.

Similar to copper, cobalt is an essential metal for the electrification of vehicles, with demand consistently rising over the past few years as the electric vehicle market has accelerated. Cobalt’s unique properties make it essential for lithium-ion batteries that power electric vehicles and energy storage systems. According to a 2025 Global Critical Minerals Outlook report by the International Energy Agency, cobalt demand is forecasted to eclipse 330kt, representing an increase of over 49% from 2024. Cobalt reserves are primarily concentrated in a few geographical regions, such as the DRC, and, unlike copper, cobalt is primarily a byproduct of other mining operations, introducing additional complexities to direct access to these resources. Overall, the markets for both copper and cobalt are highly liquid, ensuring efficient trade execution. The confluence of rising demand and limited geographic availability of the resources makes copper and cobalt integral considerations for the clean energy market.

Our Competitive Strengths

We believe that our high-quality asset base and differentiated approach to becoming a leading multi-asset mining platform in Africa distinguishes us from our peers and creates a unique opportunity for growth and value creation. Our competitive strengths include:

Significant resource base with substantial, high-grade mineral resources. The foundation of our business is our portfolio of gold mines and our substantial and attractive resource base. On a consolidated basis, combining our estimate for the How Mine as of December 31, 2025 and our estimates for the Mazowe Mine and Redwing Mine as of December 31, 2023, we had 2.49Mt of total reserves, 34.72Mt of total measured and indicated gold resources, and 62.12Mt of inferred gold resources on a tonnage basis, representing 103koz of gold reserves, 2.5Moz of measured and indicated gold resources, and 4.6Moz of inferred gold resources, respectively. This total resource base consists of grades of 1.29g/t Au for gold reserves and an average of 2.26g/t Au for total measured and indicated resources. The resource quality facilitates greater recovery rates and allow us to produce gold at significantly lower costs compared to lower-grade resources. Our existing resource base is well positioned to provide further exploration upside as we have already identified multiple additional targets down-shaft and on surface to increase reserves.

Established gold producer with low-cost base driving strong margins. We are an established African gold producer with a long operating history in Zimbabwe. Since its inception in 1941, the How Mine has produced approximately 1.84Moz of gold. Of this production, approximately 25koz was produced in 2025. We believe that the relatively shallow nature of the resources and the minerology of the ore (free milling) results in the How Mine operating at relatively lower C1 Costs. Complementing these cost efficiencies is our ability to conduct our operations primarily in U.S. dollars, which further enhances our cost profile and mitigates potential risks relating to local market currency dynamics, including inflation.

Well positioned to capitalize on strong and improving gold fundamentals. Gold has long been prized for its role as a strategic financial investment. Its value can hold steady or even rise during economic turmoil, making it a valuable tool for diversification. Historically, gold prices have shown a strong upward trend, with an increase of nearly 8% per annum in USD since 1971, according to the World Gold Council. The gold market is highly liquid, with consistent trading liquidity that allows for efficient buying and selling of the asset on international exchanges, as well as direct purchases between industry participants. Demand for gold continues to be bolstered by central banks, uses in jewelry and electronics, and other industrial end-market applications including technology products with strong exposure to trends in artificial intelligence. We believe we currently represent a highly attractive opportunity for investors to gain exposure to a primary gold company with attractive gold mining and reserves assets.

Pathway to multi-asset gold production. In addition to the strong financial profile of the How Mine, we have two additional historically gold-producing mines, the Mazowe Mine and the Redwing Mine, with preparatory work to restart operations underway to return them to production.

●	Mazowe Mine. The Mazowe Mine has significant production potential with 1.17Mt of total measured and indicated mineral resources and 3.29Mt of inferred mineral resources on a tonnage basis, representing 291koz of measured and indicated gold resources and 915koz of inferred gold resources, respectively, as of December 31, 2023, and has a domestic water supply in place and power linked to the national grid. The Mazowe Mine will require additional capital expenditures to return to production, and, assuming we obtained the required capital resources, we expect the restart could be completed in a three-year period upon receipt of adequate financing, of which there can be no certainty. See “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine.

●	Redwing Mine. The Redwing Mine has measured and indicated resources of 1.19Moz at 3.83g/t Au and inferred resources of 1.33Moz at 2.61g/t Au, as of December 31, 2023, and like the Mazowe Mine, the Redwing Mine is supplied with domestic water and is linked to the national power grid. The Redwing Mine will require additional capital expenditures to return to production, and, assuming we obtained the required capital resources, we expect the restart could be completed in a three-year period upon receipt of adequate financing, of which there can be no certainty. See “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Redwing Mine.

Strong commitment to our people, our communities, and the environment. As a long-term gold mining operator in Zimbabwe, we are committed to the sustainable development of our projects by deeply embedding ESG criteria in our decision-making framework from the earliest stages of project exploration and development. We have historically been committed to analyzing and improving working conditions for our employees through our Safety, Health, Environment, and Quality (SHEQ) Initiative. This comprehensive program encompasses an environmental management system, an occupational health and safety system, and a quality management system, all geared towards realizing our vision of fostering a “zero-harm environment.” The How Mine operates under the SHEQ systems and complies with ISO standards (14001, 9001 and 45001) for environmental responsibility, quality, and occupational health and safety, and we plan to adopt similar systems at the Redwing Mine and the Mazowe Mine. In addition, our hazardous waste management protocols comply with international protocols (Stockholm Convention) to minimize waste and promote recycling, while our biodiversity and climate change policies are designed to maximize the protection of wildlife, rehabilitation of disturbed areas, and monitoring of emissions (aligned with UN conventions).

We believe that our detailed safety plan has positioned us as an industry leader in terms of safety standards. In addition to our adherence to strict safety standards, we also prioritize sustainably operating in the Zimbabwean gold mining industry with a collective growth mission to generate community development. For example:

●	Healthcare: We have provided free medical services to local surrounding communities and have donated medical equipment and funds for the renovation of local hospitals;

●	Education: We have promoted STEM education through investments in local high schools and the Zimbabwe School of Mines; and

●	Rapid response force: We have established an emergency response team to respond to surrounding communities’ calls.

Community development and improvement and a “safety-first” approach to doing business are engrained in our culture and are core tenants of our operational focus.

Experienced team with a proven track record in mining and operating in Zimbabwe. We have an experienced management team with a track record of successfully identifying and developing mineral discoveries, having operated in Zimbabwe for more than 20 years. Our Chief Executive Officer, Chief Financial Officer and Director, Tulani Sikwila, has over 20 years of operational, accounting, and finance expertise in the mining industry. Mr. Sikwila commenced his career at Ernst & Young in 2001 and is a chartered accountant and leads our experienced management team.

Our Growth Strategies

We believe we can achieve our goal of becoming a leading Pan-African multi-asset mining platform for precious and critical metals by executing the following strategies:

Strategically expand our gold production capacity in a capital efficient manner. We continually seek to increase the life of our current mining operations through efficient expenditures on effective and de-risked mining development initiatives. By leveraging our geological understanding and extensive familiarity and knowledge of our deposits, we believe we can identify and delineate new mineral reserves and mineral resources more deliberately and less speculatively. In order to optimize our gold production and grow our free cash flow, we undertake continuous exploration and development to replace the mineral reserves that we mine so we can maintain and grow our reserve base over time. For example, our future development strategy for the How Mine is focused on expanding the production capacity in carefully planned and designed stages to maximize results while managing capital requirements, and we are in the process of engaging a third party for the processing and treatment of our sands at How Mine, subject to successful testing and negotiation of final agreements.

For our Mazowe Mine and Redwing Mine, we have a competitive advantage because we are able to rely on historical production knowledge and data to strategically design our restart initiative. We have completed internal prefeasibility studies for both mines, and our goal is to complete the dewatering, mine design, facility upgrades, and equipping of the Mazowe Mine and the Redwing Mine within a three-year period of raising the requisite capital to fund these projects. The Company has commenced dewatering at the Redwing Mine and is undertaking preparations for dewatering at the Mazowe Mine. We have also begun feasibility studies at both mines, which will take approximately 12 to 18 months to complete. See “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” and “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information on the restart of the Mazowe Mine and Redwing Mine. Our ability to execute our restart strategy in respect of the Redwing Mine and the Mazowe Mine may be influenced by a variety of factors associated with the mining sector, including but not limited to obtaining the necessary financing, we encounter unexpected issues or delays in the dewatering and other pre-operational activities required to restart the two mines, or we are impacted by unexpected local or global events beyond our control.

Drive additional cost efficiencies in our mining operations. While we have already achieved favorable cost performance, we have identified additional opportunities that we expect may reduce our ongoing operating costs over time while simultaneously reducing our carbon footprint. More specifically, we intend to focus on mine development and production rate increases, productivity increases, fixed cost management initiatives, and operational stability and efficiency through new energy sources. At the How Mine, we believe we can improve our C1 Costs by:

●	Negotiating attractive long-term contracts for solar power integration;

●	Migrating the power source toward an Independent Supplying Group;

●	Installing capacitors to better manage volatile energy costs; and

●	Drilling boreholes for potable water to reduce the consumption of high-cost water.

We intend to leverage our expertise and long history of mining exploration and production experience to implement operational improvements and continue to identify and evaluate new opportunities to achieve our objectives and long-term goals.

Continue to drive safe and sustainable operations for our employees, our communities and our shareholders. Our safety-first and community development approaches to doing business will remain a core tenet of our operational focus and business strategy. We are committed to continually improving working conditions for our employees through Safety, Health, Environment, and Quality (SHEQ) Initiatives, which are designed to help us realize our vision of a “zero-harm environment.” We also plan to be a leading participant of the African mining industry in increasing the sustainability of our operations through our collective growth mission to further community development. Our commitment to investing in medical services, local education, and a rapid response force to emergency calls all play critical roles in fostering symbiotic relationships with the communities in which we operate. We believe that continuing to focus on our people, communities and the environment will position us to attract the best local talent and ensure that we have efficient, stable, and long-term operations that continually elevate the people around our operations and where they live.

Pursue attractive mining opportunities for copper and cobalt. Fueled by the global push for clean energy, demand for copper, cobalt, and other battery metals is experiencing significant growth according to a May 2024 report by the International Energy Agency. We are currently evaluating potential mining opportunities in the DRC to unlock critical battery metals in the region. We believe that our mining expertise and our extensive experience operating in Africa will allow us to efficiently pursue our expansion strategy in the DRC and capitalize on this large and growing market opportunity.

Opportunistically acquire, develop, and operate complementary mining assets. We continuously analyze new opportunities to expand our portfolio of mining assets. Our senior management team has a demonstrated track record of identifying and acquiring high-quality mining assets at attractive valuations. We believe that our assets and those that we seek to acquire are geologically and logistically advantaged based on their ore grade and access to consistent power supply and qualified local labor. Once acquired, we have demonstrated success in the prompt exploration and permitting of new mines and the building of long-lived resources through targeted development. We intend to continue to pursue similar opportunities within the gold industry as well as copper, cobalt and other battery metals that would be strategic and complementary to our existing high-quality portfolio of gold mines in Africa.

Sales Arrangements

The Company sells all of its gold production in Zimbabwe to Fidelity, as required by Zimbabwean legislation. All sales are at the London Base Metal Association spot price at the date of the transaction and the official exchange rate on the date of sale. Gold sales are generally subject to a 5% royalty payment if sold at a time when its price is above $1,200 per ounce and a 3% royalty payment if the price is below $1,200 per ounce. Starting in 2026, a 10% royalty will apply if the price is above $5,000 per ounce. During 2025, all of the Company’s gold sales incurred a 5% royalty.

We are paid in part with Zimbabwe’s local currency and part with U.S. Dollars, as required by law. The proportion to be paid in U.S. Dollars and Zimbabwe’s local currency is set from time to time by the Zimbabwean government, and from February 2023 until February 2025, we received 75% of our proceeds in U.S. Dollars and 25% in local currency. Since February 2025, we have received 70% of our proceeds in U.S. Dollars and 30% in local currency. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position.” Local currency has been paid in ZiG, Zimbabwe’s currency since April 2024, but has historically been paid in RTG. Exchange rates of RTG for U.S. Dollars have varied vastly over the last several years. A holder of a special mining lease is permitted to directly export its gold and thereby increase the amount it can be paid in U.S. Dollars.

Intellectual Property

The Company does not hold any patents and is not dependent on intellectual property (including patents or licenses), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole.

Seasonality

We operate our mines continuously throughout the year, with no interruptions due to seasonal changes.

Raw Materials

The principal raw materials used in the mining operations are fuel, electricity, and water. Diesel fuel is used to power front-end loaders, tractors, motor vehicles and standby power generators. Oil and energy prices are important costs for the Company’s business. The price of oil can be volatile as a result of, among other reasons, geopolitical tensions, such as the war between Russia and Ukraine and the more recent conflict in the Middle East. We obtain the majority of our electricity from the national grid in Zimbabwe and a portion of our electricity pursuant to a private arrangement whereby electricity is imported. We are also seeking to develop solar power generation at the How Mine. The Company also uses chemicals, including cyanide and hydrogen peroxide, in the production of gold. These chemicals are available from a number of suppliers and do not represent a material portion of the Company’s costs. We are not currently experiencing any supply shortages on critical consumables utilized in the production of gold across our operations. In addition, our stocking strategies account for potential lead time variation and supply constraints, thus minimizing the risk of changes in the marketplace. Recently, for example, the How Mine completed upgrading the on-site fuel pump station to a holding capacity of 35,000 liters. The higher cost for basic commodities used in our communities, and as key production inputs, could impact the costs of our raw materials. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance” and “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Our operations are vulnerable to infrastructure constraints, including power and water supply.”

Environmental, Health, and Safety Matters

As a long-term gold mining operator in Zimbabwe, we are committed to the sustainable development of our projects by deeply embedding ESG criteria in our decision-making framework from the earliest stages of project exploration and development. We have historically been committed to analyzing and improving working conditions for our employees through our SHEQ Initiative. This comprehensive program encompasses an environmental management system, an occupational health and safety system, and a quality management system, all geared towards realizing our vision of fostering a “zero-harm environment.” The How Mine operates under the SHEQ systems and complies with ISO standards (14001, 9001, and 45001) for environmental responsibility, quality, and occupational health and safety. However, mining is inherently hazardous and there are related risks. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.” In addition, we develop Environmental Management Plans for our operations that encompass biodiversity management, greenhouse gas emissions, water impact practices, mine closure practices, among other operational aspects to ensure compliant and consistent practices. For example, the greenhouse gas emissions component of our Environmental Management Plan at the How Mine includes a process for evaluating yearly emissions and ongoing investigations to seek ways to reduce emissions.

The Company also recognizes its responsibility to the community and actively engages in corporate social responsibility initiatives to address local challenges. Current and recent initiatives include a fund supporting underprivileged school children with tuition fees, providing primary healthcare services to community members, offering free medical support to employees and their families, and facilitating transport for children from nearby communities to related primary and secondary schools.

Government and Environmental Regulations

The Company’s rights to own and develop mineral resources and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties are located.

The Company is subject to a wide range of laws and regulations governing all aspects of its operations, including with respect to environmental protection, reclamation, exploration, development, production, taxes, immigration, labor standards and employment issues, occupational health, mine safety, dam safety, toxic substances and wastes, securities and foreign corrupt practices. The Company has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in or suspension of day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations, could also have significant impacts on the Company’s business and results of operations, the extent of which cannot always be predicted.

For more information on the risks and uncertainties associated with the Company’s mining rights, see “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Our rights to mine in Zimbabwe are derived from each of the How Mine Lease, the Mazowe Mine Lease, and the Redwing Mine Lease, the loss of which would have a material adverse effect on our financial condition and results of operations”, and “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.”

Zimbabwe

General laws relating to mining

The mining industry in Zimbabwe is primarily regulated by The Mines and Minerals Act [Chapter 21:05] commenced on November 1, 1961 (the “Mining Act”) and the Environmental Management Act [Chapter 20:27] commenced on March 17, 2003, as amended (the “Environmental Act”).

To conduct mining exploration, a company needs to be in possession of the applicable license, grant or order pursuant to the terms of the Mining Act. The Mining Affairs Board is generally responsible for granting certain mining rights, the withdrawal or cancellation of such rights, the approval of certain agreements and transactions in the mining sector and making recommendations to the Minister of Mines and Mineral Development or the President of Zimbabwe concerning the granting or withdrawal of certain mining titles. The President of Zimbabwe also possesses the right to grant and withdraw certain mining rights, and the Minister of Mines and Mineral Development and the Ministry of Mines and Development Secretary issue certain mining titles, licenses, approvals and order. Rights relating to exploration and mining can be owned entirely by foreign entities. The government amended previous legislation in December of 2020 to remove restrictions that prohibited more than forty-nine percent ownership by foreigners in businesses involved in the exploration and mining of platinum and diamonds.

A mining lease may be issued pursuant to Part VIII of the Mining Act after application to the Mining Affairs Board and must be renewed annually with an inspection and the payment of fees. A mining lease grants the holder an exclusive right of mining any ore or deposit of any mineral which occurs within the vertical limits of the area covered by the applicable mining lease. There are not necessarily time limits associated with a mining lease, but the holder must comply with the terms and conditions of the lease as well as the requirements to obtain annual inspection certificates. The Mining Act requires the government provide notification to a holder in case the holder fails to timely obtain an inspection certificate. Transferring a mining lease requires governmental permission. The Company’s rights to mine are derived from the How Mine Lease, the Mazowe Mine Lease and the Redwing Mine Lease, and each lease is current in its annual inspections and in the payment of fees.

Special mining leases are provided for in Part IX of the Mining Act and may only be issued upon the President of Zimbabwe’s approval, with the recommendation of the Minister of Mines and Mining Development. A holder of a registered mining location may apply for a special mining lease and must demonstrate the capacity to invest at least $100 million in the applicable mining location. Special mining leases can be issued for up to 25 years with 10-year renewal periods, depending on the life of the mine. Section 168 of the Mining Act provides that the same provisions relating to mining leases, including the rights and obligations thereof, apply in relation to special mining leases. This includes the preservation, cancellation and restriction of transfers of mining leases. However, a holder of a special mining lease is subject to a 15% tax rate instead of the general rate of 25.75% and is also allowed to make direct exports of gold at spot prices.

Environmental Act regulations are designed to ensure that mining takes place in a manner that sustainably protects the environment and requires that mining projects. The Environmental Act requires the Environmental Management Agency to approve an environmental impact assessment report and issue a certificate before mining activities may commence at a project or mine. An environmental impact assessment report should include, among other things, details of how tailings and other waste products will be handled and how the miner will mitigate environmental damages. Other related environmental licenses are required depending on the nature of operations, including water disposal licenses and emissions license. Companies that do not comply with certain environmental regulations may be prosecuted under the Environmental Act and be subject to fines. In addition, a company may also be sued for damages by any affected person and be ordered to pay for environmental reparations.

Pursuant to Zimbabwe law, all gold from authorized mining activities in Zimbabwe must be sold to Fidelity, a company controlled by the Zimbabwean authorities.

In May 2023, Zimbabwe passed the Responsible Mining Initiative to combat illegal mining and removed the historical indigenization rule, which required 51% local investor ownership.

Tax laws relating to mining

The Income Tax Act (the “Tax Act”) sets out a comprehensive tax and customs regime that is applicable to mining activities. Under the Tax Act, taxation on most mining leases is at a flat rate of 25.75%. For holders of special mining leases, taxation is at a flat rate of 15%; however, holders may be liable to additional profit tax. The Tax Act further provides for the deduction of capital expenditures incurred exclusively for mining operations. Investors in mining companies are permitted to borrow locally for working capital purposes. Offshore borrowings require approval from the RBZ.

Effective January 1, 2024, amendments to Zimbabwe’s Capital Gains Tax Act (Chapter 23:01) went into effect and provide for a capital gains tax of up to 20% on direct and indirect transfers of mining title. The statute provides that the tax may apply to both domestic and foreign entities, even if the applicable offshore entity is not a tax resident of Zimbabwe and regardless of whether the transaction occurs offshore of Zimbabwe. The new capital gains tax also has a lookback period of ten years prior to January 1, 2024. Judicial interpretations of the capital gains tax are not available and the implications of such amendments and potential enforcement of such remain unclear. We are evaluating the amendments and considering the potential impact on the Company as a result of the Business Combination and the previous transaction by which Greenstone obtained its interest in BMC, the holding company of our mining assets. If the new capital gains tax were to apply to such transactions, it could have a material adverse effect on our business and financial condition.

Gold sales to Fidelity were zero rated for Value Added Tax purposes (“VAT”) until December 29, 2023 which meant that no VAT was payable on gold sales. On December 29, 2023, the Zimbabwe government introduced statutory instrument 248/2023 which removed the zero-rating provisions and VAT on sales of gold then became payable. However, in June 2024 the Zimbabwe government restored the zero rating of gold sales through statutory instrument 105/2024.

Mining entities are also required to pay royalties to the government of Zimbabwe depending on the type of mineral. Gold is generally subject to a 5% royalty payment if sold at a time when its price is above $1,200 per ounce and a 3% royalty payment if the price is below $1,200 per ounce. Starting in January 2026, a 10% royalty will apply if prices are above $5,000 per ounce. Royalties are calculated as a percentage of the gross fair market value of minerals produced and sold.

Foreign Exchange Controls

Exchange control approvals from the RBZ are required on the flow of funds in and out of Zimbabwe. The Company has obtained the necessary approvals from the RBZ to transfer foreign currency.

Investment Protection

Foreign investors are required to register their investments with the Zimbabwe Investment and Development Agency (“ZIDA”). Registration with ZIDA ensures repatriation of capital and dividends and protection of investments under any existing investment protection agreements (BIPPAs) between Zimbabwe and the foreign country. It also protects against direct and indirect expropriation without fair compensation. Investments made before the act came into force in 2020 can be registered with ZIDA. The Company has obtained ZIDA licenses for the How Mining Company, the Mazowe Mining Company, and the Redwing Mining Company.

Democratic Republic of the Congo (DRC)

General laws relating to mining

The mining industry in the DRC is primarily regulated by Law No. 007/2002 dated July 11, 2002 (the “2002 DRC Code”), as amended and supplemented by Law No. 18/001 dated 9 March 2018 (the “Reformed DRC Mining Code”) and Decree No. 038/2003 dated March 26, 2003, as amended and supplemented by Decree No. 18/024 dated June 8, 2018 (the “Reformed DRC Mining Regulations”).

Companies holding mining titles issued prior to the entry into force of the Reformed DRC Mining Code and Reformed DRC Mining Regulations have claims to a ten-year stability provision in accordance with prior mining legislation. Notwithstanding the adoption of the new regulatory regime, their rights with respect to such stability provision are reserved.

The Reformed DRC Mining Code grants the DRC Minister of Mines the authority to grant, refuse, suspend or terminate mineral rights, subject to conditions set out in the Reformed DRC Mining Code. Mineral rights may be granted in the form of exploration permits for an initial period of five years renewable once for a further five-year period or in the form of exploitation permits which are granted for an initial period of 25 years, renewable several times for 15-year periods until the end of the mine’s life. The holder of mining title is obliged to treat and transform the mineral substances exploited by the holder in the DRC. Prior to commencing exploration work, the holder of an exploration permit must submit for approval a mitigation and rehabilitation plan pursuant to which it must undertake to carry out certain mitigation measures of the impact of its activities on the environment, as well as rehabilitation measures. Exploitation permits are granted upon successful completion of exploration and satisfaction of certain requirements, including approval of a feasibility study, an environmental and social impact study and an environmental and social management plan. The holder of an exploitation permit is required to commence development and mine construction within three years of the grant of such permit. This period is one year for the holder of a research (exploration) permit. The holder of an exploitation permit pays for annual surface rights the sum in Congolese Francs equivalent to $5.00 U.S. dollars per hectare regardless of the validity period of title. Failure to do so may lead to forfeiture of the exploitation permit. To protect and enforce rights acquired under an exploration or exploitation permit, the Reformed DRC Mining Code provides, depending on the nature of the dispute or controversy, administrative, judicial and national or international arbitral recourses. Holders of mining rights who have lost their rights and whose titles are withdrawn can only obtain new mining rights or authorization to operate permanent quarries after a period of five years from the date of entry of the withdrawal in the register held by the Mining Cadastre.

Mining companies are required to grant a free-carried and non-contributory participation to the DRC government. The DRC government’s free participation was originally set at five percent, which was increased to ten percent in respect of exploitation permits issued after the entry into force of the Reformed DRC Mining Code. All mining companies are required to grant an additional five percent free-carried participation to the DRC government upon each renewal of their exploitation permit. Under the Reformed DRC Mining Code, a ten percent local contributory participation is also mandatory for exploitation permits issued after its entry into force.

In the event that it is recognized as necessary to carry out work of common interest for two neighboring mines, the applicable holders cannot object. The holder of mining rights is required, from the delivery of mining title and at the latest within six months before the start of exploitation, to develop and submit specifications defining social responsibility for local communities affected by mining activities and to obtain approval from the Provincial Government after advice from technical services. DRC law also provides for fines ranging from $10,000 U.S. dollars to $250,000 U.S. dollars, against anyone who engages, without authorization, in research or exploitation of mines.

Tax laws relating to mining

The Reformed DRC Mining Code sets out an exclusive and comprehensive tax and customs regime that is applicable to mining activities. Mining title holders are subject, amongst other things, to a corporate income tax of 30 percent, a windfall tax of 50 percent (subject to certain prerequisites) and are required to pay mining royalties to the DRC government. The royalty rate applicable to gold has been set at 3.5 percent. Mining title holders are also required to contribute a minimum of 0.3 percent of total turnover to community development. This grant is made available and managed by a legal entity comprising representatives of the holder and the surrounding local communities directly affected by the project. The standard rate of VAT is 16 percent and is applicable to all mining companies.

The Reformed DRC Mining Code also provides for a level of fiscal stability. A stability clause stipulates that existing tax, customs and exchange control provisions applicable to mining activities are guaranteed to remain unchanged for a period of five years from the enactment of the Reformed DRC Mining Code.

Foreign exchange control regime

The Reformed DRC Mining Code imposed new exchange control rules requiring that mining title holders repatriate onshore 60 percent of sale revenues received during the investment amortization period and 100 percent once the investment amortization is completed.

Legal Proceedings

In addition to the proceedings described below, we become involved, from time to time, in various claims, legal proceedings and complaints incidental to the ordinary course of business. For example, our operations are underpinned by numerous contractual agreements with third parties and non-compliance by the relevant third party to our contractual obligations may require us to enforce our rights under the relevant contracts and pursue legal action. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations.

●	Mazowe Corporate Rescue Proceedings: On February 15, 2024, a court application was filed in the High Court of Zimbabwe to place the Mazowe Mining Company under supervision and commencement of Corporate Rescue Proceedings in terms of the Insolvency Act (Chapter 6:07) in 2018 (the “Mazowe Corporate Rescue Proceedings”). The application has been challenged by the Company, and although a hearing date set was set for March 11, 2025, such date was postponed and a new date has not been set. In the Company’s view, the application for the Mazowe Corporate Rescue Proceedings is without merit as it does not comply with applicable laws and rules. Soon after the Mazowe Mine and the Redwing Mine ceased operations, applications were filed in Zimbabwe to place the Redwing Mining Company and the Mazowe Mining Company in corporate rescue proceedings. The applications were initially granted. As a result, our management was separated from control of the mines until the application approvals were overturned by the Supreme Court of Zimbabwe in 2021, in the case of the Mazowe Mine, and 2022, in the case of the Redwing Mine. In 2023, employees of our Redwing Mine applied to have the Redwing Mining Company placed under corporate rescue proceedings but the case was dismissed by the High Court of Zimbabwe. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.”

●	Employee Compromise Agreements: In connection with the Mazowe Mine and the Redwing Mine care and maintenance, certain employees of the Mazowe Mining Company and the Redwing Mining Company claimed they were not paid an aggregate of approximately $2.7 million wages owed to them. In response, the Mazowe Mining Company has made installment payments and will continue to make payments upon resumption of operations, and the Redwing Mining Company has entered into compromise agreements with some employees and is in continued discussions to enter into additional compromise agreements. See “Item 3.D. Risk Factors — Risks Related to Laws and Regulations — We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.”

Competition

There is aggressive competition within the precious metals industry. We compete in efforts to finance, explore and develop projects with other gold producers and mineral miners. Our current mining operations are focused primarily on Zimbabwe, and we face competition from other operators local to Zimbabwe as well as international companies, such as Caledonia Mining Corporation Plc which is a publicly traded company with operations focused in Zimbabwe. In the future, we may compete with such companies to acquire additional properties. Assuming we successfully acquire and develop interests in the DRC, we would face competition primarily from international companies, such as Ivahoe Mines and Zijin Mining Group, who have a joint venture to own and operate the Kamoa-Kakula Copper Mine, one of the largest mines in the DRC, and CMOC Group, which operates the Tenke Fungurume Mine. Such competitors in Zimbabwe and the DRC could outbid us for potential projects or produce minerals at lower costs. In addition, we also encounter competition from these companies and other for the hiring of key personnel. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively.”

However, as significant volumes of gold and gold derivatives trade in the world markets independent of gold mine supply and all of the Company’s sales are required by law to be made to Fidelity at market spot prices, the Company does not consider that competition for gold sales, other than the impacts of changes in demand or supply may have on the spot price of gold on global markets, plays any role in its operations as a gold producer. Until we are able to acquire and develop mining interests in the DRC and begin commercially mining in the DRC, we do not currently face competition in the export or sale of any metals in the DRC.

Human Resources Capital

As of December 31, 2025, the Company had 1,500 full-time employees. In Zimbabwe, most of our employees working in our mining operations are represented by the Associated Mine Workers Union of Zimbabwe. Although we believe our employee relations to be strong, we have been subject to various employment related claims. For example, certain employees of the Mazowe Mining Company and the Redwing Mining Company claimed they were not paid wages owed to them beginning around when the Mazowe Mine and the Redwing Mine entered into care and maintenance programs in 2018 and 2019, respectively. In response, the Mazowe Mining Company has made installment payments and will continue to make payments upon resumption of operations, and the Redwing Mining Company has entered into compromise agreements with some employees and is in continued discussions to enter into additional comprise agreements. In addition, certain employees of the Mazowe Mining Company have from time to time alleged non-payment of salaries on the basis of their refusal to accept payment in Zimbabwe legal tender, demanding to be paid in U.S. dollars instead. The demands do not involve material amounts and we believe that the allegations have no merit. With respect to one such claim by employees that has been litigated, Zimbabwe courts have dismissed the claim.

For additional discussion on the relationship between management and labor unions, see “Item 3.D. Risk Factors — Risks Related to Laws and Regulations — We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future” and “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations, and financial performance.”

C. Organizational Structure

The following diagram depicts our organizational structure of as of the date of this Report.

The full legal name and respective jurisdictions of our subsidiaries are set forth below.

Subsidiary	State of Jurisdiction of Incorporation
Red Rock Acquisition Corporation (“Red Rock”)	Delaware

Red Gold Minerals Inc.	Florida

Greenstone Corporation	Cayman Islands

Bulawayo Mining Company Limited	England and Wales

Bulawayo Mining Company (UK) Limited	England and Wales

Gold Fields of Mazowe (UK) Limited	England and Wales

KD Mining Company (UK) Limited	England and Wales

Bulawayo Mining Company (Private) Limited	Zimbabwe

Mazowe Mining Company (Private) Limited	Zimbabwe

Redwing Mining Company (Private) Limited	Zimbabwe

D. Property, Plants and Equipment

Mineral Resource and Mineral Reserve Summary Disclosure

On October 31, 2018, the SEC adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Exchange Act. The disclosure in this section should be read in conjunction with the Technical Report Summaries of the How Mine, the Mazowe Mine, and the Redwing Mine, filed herewith as Exhibits 15.2, 15.3, and 15.4, respectively. The Technical Report Summaries of the Mazowe Mine and the Redwing Mine are effective as of December 31, 2023. The Technical Report Summary of the How Mine is effective as of December 31, 2025.

Mineral Resources and Mineral Reserves are estimates that contain inherent risk and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. For additional information on the risks and uncertainties associated with the Company’s mining properties, see “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Our Mineral Resource and Mineral Reserve estimates may be materially different from mineral quantities we may ultimately recover, our life-of-mine estimates may prove inaccurate, and changes in operating and capital costs may render mineral resources uneconomic to mine” and “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Our ability to replenish Mineral Reserves is subject to uncertainty and risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities as well as competition within the industry for exploration, development, and operational projects which meet our investment criteria.”

The Company’s operations include three mines within Zimbabwe as assets owned by three indirect subsidiaries: the How Mining Company owns the How Mine; the Mazowe Mining Company owns the Mazowe Mine; and the Redwing Mining Company owns the Redwing Mine. The principal activities of each of the subsidiaries include the exploration, development, and operation of precious metals mineral assets within each of the mines.

Combined, these account for measured and indicated gold Mineral Resources (exclusive of Mineral Reserves) of 2.53Moz, inferred gold Mineral Resources (exclusive of Mineral Reserves) of 4.42Moz, and Mineral Reserves of 103koz.

Locations of Properties

Maps showing the location of individual properties as well as infrastructure and licenses are shown in “Mineral Resource and Mineral Reserve Individual Property Disclosure” below.

Overview of Mining Properties and Operations

The following table sets out the aggregate production of the Company’s mining operations for the years ended December 31, 2025, 2024 and 2023. The table excludes production during those years from Mazowe Mine and Redwing Mine related to artisanal mining or shallow surface workings within 30 meters of the surface, as such production is not derived from the stated Mineral Resource and is regarded as non-material by the Company management. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Theft of the mineral concentrate, final metals, and production inputs may occur. These activities are difficult to control, can disrupt our business and can expose us to liability” for additional information.

	Fiscal year ended December 31,
Gold production	2025	2024	2023
Tonnes milled (kt)	476	473	450
Ounces produced (koz)	25	37	34

See “— Mineral Resource and Mineral Reserve Individual Property Disclosure” for more information on the location of the properties; the type and amount of ownership interests; the identity of the operators; titles, mineral rights, leases or options and acreage involved; the stages of the properties (exploration, development or production); key permit conditions; mine types and mineralization styles; and processing plants and other available facilities.

Methodology

Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling, and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling, and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve.

Mineral Resource Estimation

How Mine

The Mineral Resources estimate for the How Mine has been defined, classified and reported according to the guiding principles and minimum requirements as set forth in Regulation S-K 1300. For the purpose of demonstrating sufficient capacity to exploit the resource and define Mineral Resources at the How Mine as required under Regulation S-K 1300, the QP determined an appropriate cut-off grade which has been applied to the quantified mineralized body according to a process incorporating a long-term view of future economic modifying factors. In applying this process, the Company used a gold price of $3,600 (reflecting a 10% increase over the 2-year trailing average gold price to derive a cut-off grade) and an overall metallurgical recovery of 89% to determine the quantities of material offering reasonable prospects of eventual economic extraction by an underground mining method. Mineral Resources are estimated based on geoscientific knowledge and data, including borehole and sampling data, with input from the Company’s managers, geologists and geostatistical staff. Sampling is subject to quality assurance and quality control to help ensure data quality and accuracy.

Mazowe Mine and Redwing Mine

To meet the requirements of the Southern African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (“SAMREC (2016)”) that this solid material reported as a Mineral Resource should have “reasonable and realistic prospects for eventual economic extraction,” the Company determined an appropriate cut-off grade which has been applied to the quantified mineralized body according to a process incorporating a long-term view on future economic modifying factors. In applying this process, the Company used a gold price of $2,340 per ounce (reflecting a 30% increase over the three-year trailing average of $1,800 per ounce from December 31, 2023) to derive a cut-off grade to determine the Mineral Resources at the Mazowe Mine and the Redwing Mine. The QP deemed the use of either of these price assumptions as good practice in the calculation of Mineral Resource cut-off grades at the time such calculations were made.

The estimation of Mineral Resources is based on geoscientific knowledge and borehole and sampling data, with input from the Company’s managers, geologists, and geostatistical staff. All sampling done is subject to quality assurance and quality control, as prescribed by SAMREC (2016), to ensure data quality and accuracy. Each mine’s Mineral Resource is categorized — based on similarities in geology, facies, grade, and structure, the orebody is divided into geozones. It is then blocked-out and ascribed an estimated value. A computerized geostatistical estimation process is used at all our mines.

Conversion of Mineral Resources to Mineral Reserves

To define that portion of a Measured and Indicated Mineral Resource that can be converted to a Proven and Probable Mineral Reserve, the Company applies the concept of a cut-off grade. At its mines, this is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized.

Mineral Reserves represent that portion of the Measured and Indicated Mineral Resources above the cut-off grade in the LOM plan and are estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. At the How Mine, the reported Mineral Reserves are accessible from existing infrastructure and/or infrastructure that is in the process of being developed.

A range of disciplines, including geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management, and environmental management, are involved at each mine in the LOM planning process and the conversion of Mineral Resources into Mineral Reserves.

The modifying factors that are used to convert Mineral Resources to Mineral Reserves are stated for the How Mine. Mineral Reserve Estimation

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

A prefeasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

For the reporting of Mineral Reserves, assumed gold prices of $3,272 per ounce (based on the average gold price from 2024 and 2025 and a forecast of 2026 gold prices), total production costs of $79.18 per tonne (inclusive of sustaining and indirect costs), total variable costs of $36.86 per tonne (inclusive of sustaining costs), and total fixed costs of $42.32 per tonne (inclusive of indirect costs) were applied. The applied costs were supplied by the Company and reviewed by WSP. An exchange rate of 25.5 ZiG per U.S. dollar was used. See Section 12 of the Technical Report Summary for the How Mine, included as Exhibit 15.2 to this Report, for more information.

Mineral Resources (exclusive of Mineral Reserves)

On a consolidated basis, combining the estimate as of December 31, 2025 for the How Mine and the estimates as of December 31, 2023 for the Mazowe Mine and Redwing Mine, the Company had aggregate attributable Measured and Indicated Resources (exclusive of Mineral Reserves) of approximately 2.53Moz of gold. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 89.0%, 88.0%, and 90.0% with respect to each of the How Mine, Mazowe Mine, and Redwing Mine, respectively.

	Tonnes (Mt)	Au Grade (g/t)	Au Metal (koz)
How Mine
Measured Resources	13.7	1.32	583
Indicated Resources	10.2	1.41	463
Total Measured and Indicated	23.9	1.36	1,046
Inferred Resources	31.0	2.18	2,176
Inferred Resources (Sands (Tailings))	12.0	0.59	220
Mazowe Mine
Measured Resources	0.26	9.01	75
Indicated Resources	0.91	7.42	217
Total Measured and Indicated	1.17	7.77	291
Inferred Resources	3.29	8.65	915
Redwing Mine
Measured Resources	1.45	2.92	136
Indicated Resources	8.20	3.99	1,052
Total Measured and Indicated	9.65	3.83	1,188
Inferred Resources	15.83	2.61	1,328

Mineral Reserves

As at December 31, 2025, the Company had aggregate attributable Proven and Probable Mineral Reserves of approximately 103koz of gold. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.0%.

	Tonnes (Mt)	Au Grade (g/t)	Au Metal (koz)
How Mine
Underground Proven Reserves	1.08	1.40	48
Underground Probable Reserves	0.52	1.70	28
Underground Total	1.60	1.50	77
Surface Probable Reserves	0.89	0.89	26
Total	2.49	1.29	103

Mineral Resource and Mineral Reserve Individual Property Disclosure

How Mine

Property Description

The How Mine is located in the Matabeleland South Province, Zimbabwe, approximately 30 kilometers (km) southeast of the city of Bulawayo (latitude 20°18’S and longitude 28°46‘E), in the Bulawayo Mining District of Zimbabwe. The How Mine is classified as a production stage property.

The How Mine is situated within the Mining Lease (“ML”) 28 tenement (“ML 28”), which has a surface area of 2,408 hectares (“ha”). The How Mining Company, which is a wholly owned subsidiary of Bulawayo Mining Company (UK) Limited (“BMC UK”), which is a wholly owned subsidiary of BMC, currently holds ML 28.

The following graphic illustrates the location of the How Mine and its proximity to major infrastructure.

There are no known significant encumbrances to the How Mine that would impact the current Mineral Resources or Mineral Reserves.

Operational Infrastructure

The How Mine is serviced by its own dedicated processing facilities and accompanying infrastructure.

The How Mine is accessible via a sealed road from Bulawayo, which is in fair condition. The principal raw materials used in the mining operations are fuel, electricity, and water. The regional infrastructure includes access to a national power supply grid and water supply by way of dams and water bores. The mine has completed upgrading the on-site fuel pump station to a holding capacity of 35,000 liters.

At the How Mine, we have installed a series of shafts, with hoists, through which personnel and material may access the mine from the surface. The How Mine is served by two vertical shafts from surface (the North and the Main shafts) and one internal shaft. The North Shaft is devoted to hoisting ore from underground and hoists ore only to a depth of 925 meters. The Main Shaft is used for transporting personnel and material. An internal shaft extends to the 34 Level and currently supports operations to the 32 Level. Production is derived from open stoping and development. Ore hoisted from the North Shaft is processed at the mine’s carbon-in-plant (“CIP”) plant. Electricity is supplied from the national grid through Springs and Criterion lines, operated by Zimbabwe Electricity Supply Authority (“ZESA”).

Currently, the How Mine has completed a shaft deepening to the 34 Level. Further shaft deepening to the 36 Level is planned and possibly an extension to the 38 Level. We have also installed an HP300 cone crusher, making the crushing plant a two-stage crushing circuit, with the intention to increase capacity while being energy efficient. A surface conveyor from shaft bin to plant was also installed to remove locomotive conveyance of ore from shaft bin to plan.

The existing process facility at the How Mine has a record of successful operation. Plant and equipment has been in use for several years but is in good physical condition. A continuous capital replacement program is in place through annual sustaining capital expenditure budgets to replace old equipment. We also have in place a comprehensive maintenance program, supported by an inventory of critical spare equipment to facilitate uninterrupted production. The net book value of property, plants, and equipment at How Mine at December 31, 2025 was approximately $41.7 million.

Geology

The How Mine is located in the Umzingwane Formation of the Bulawayo Greenstone Belt. The lithological units characteristic of the Umzingwane Formation include clastic metasediments, fine-grained tuffaceous rocks, banded shales and siltstones, ferruginous cherts or Banded Iron Formation (“BIF”) and rhyodacites and andesitic lavas. This assemblage has been subjected to metamorphism of lower greenschist facies.

The surface footprint of the mineral rights owned by the Company at the How Mine covers an area of 2,408ha. Isolated cases of illegal gold mining activities have been reported along some streams and historical workings located within the ML. The majority of artisanal mining activity is concentrated along the Mzingwane River, on the southern margins of the ML area.

History

The How Mine draws on over 60 years of exploration field activities and previous studies. The How Mine claims were first pegged as a greenfields discovery in July 1941. Since 1970, the mine has operated continuously and is one of the largest gold producers in the Matabeleland region.

Mineral Tenure

Access to the mine site and to the ore, as well as mining exploration and exploitation works, are authorized by the applicable mining legislation and How Mining Company’s title and mining rights. Other required permits and authorizations (e.g., environmental, building, etc.) are applied for by How Mining Company in accordance with the applicable legislation.

The How Mining Company, a wholly owned subsidiary of BMC UK, which is a wholly owned subsidiary of BMC, holds ML 28. The area covered by ML 28 has a surface area of 2,408 ha. ML 28 is renewed annually, and the current certificate is valid until August 17, 2026.

A summary of the status of environmental permits and licenses issued as at December 31, 2025, related to the How Mine is presented in the table below.

No	Reference No.	Permit/License	Issued by	Date Granted	Validity
1	L10000163169	Solid Waste Disposal — Slimes Dam 5	Environmental Management Agency	01/28/2025	12/31/2025
2	L10000068235	Effluent Disposal Sewage Treatment plant	Environmental Management Agency	01/28/2025	12/31/2025
3	L10000068237	Hazardous waste generation licence	Environmental Management Agency	01/28/2025	01/28/2026
4	L10000068236	Solid waste disposal licence — Decommissioned Tailings Dump	Environmental Management Agency	01/28/2025	12/31/2025
5	L10000090798	Air Emissions licence - Clinic Incinerator	Environmental Management Agency	02/25/2025	12/31/2025
6	L10000090797	Air Emissions licence – Assay Lab licence	Environmental Management Agency	02/25/2025	12/31/2025
7	L10000068243	Air Emissions licence - Standby Generator licence	Environmental Management Agency	02/25/2025	12/31/2025
8	L10000166073	Hazardous Substances Import licence	Environmental Management Agency	01/01/2025	01/01/2026
9	L10000094955	Hazardous substances storage and use license	Environmental Management Agency	05/29/2025	05/29/2026
10	L10000094956	Hazardous substances transportation ABT 2008	Environmental Management Agency	05/29/2025	05/29/2026
11	L10000094957	Hazardous substances transportation AGZ 3316	Environmental Management Agency	05/29/2025	05/29/2026
12	L10000094539	Bulawayo south claims exploration ESIA	Environmental Management Agency	05/30/2025	05/30/2026
13	L10000094538	How mine gold mining & processing ESIA	Environmental Management Agency	06/26/2025	06/26/2026
14	L10000122946	Lone trail ESIA	Environmental Management Agency	09/14/2025	09/14/2027
15	L10000069789	Happy Valley Exploration & Mining Project ESIA	Environmental Management Agency	03/03/2025	03/03/2027
16	L10000094836	How Mine lease exploration project ESIA	Environmental Management Agency	05/09/2025	05/09/2026
17	24847SWP	Water abstraction permit	ZINWA	07/15/2024	07/14/2029

Mining Method

The How Mine is an underground rail mine in active operation using sub-level open stoping underground techniques.

Shafts are used to access the relatively steeply dipping orebody. Sublevels are developed on approximately 10- to 12-meter intervals and mined on retreat by adopting underhand/long-hole open stoping methods using sub-level breaking into a common slot. Broken ore is collected in draw-points or boxes. Cone levels (extraction draw cones) are developed to 8 to 10 meters above haulage drives, and sub-levels are developed above the cone drives at approximately 10- to 12-meter intervals. Drilling and blasting are conducted by retreating from a central slot to rib pillars or other demarcated points by downhole (underhand) and uphole (overhand) drilling.

Mineral Processing

The existing process facility at the How Mine has a record of successful operation. Metallurgical operations at the How Mine are carried out in a run-of-mine to handle a throughput of 40.5kt per month. Processing of ore retrieved from the How Mine includes crushing, grinding, thickening, soaking, draining, neutralizing, eluting and treatment with acids to extract gold.

Qualified Persons

Information in the How Mine Technical Report Summary has been prepared under the supervision of WSP Austrlia Pty Limited (“WSP”). WSP is not an insider, associate, or affiliate of the Company or any of its subsidiaries. The results of the technical review by the QP are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings. The WSP geologist and mining engineer visited the site between February 24, 2026 and February 25, 2026.

Exploration

Exploration at the How Mine is based on detailed geological mapping that established the following sequence from southwest to northeast: talc-chlorite schist, laminated black shale, silicate facies BIF, tuffaceous units, and siltstone. The occurrence of felsic porphyry intrusions, and mafic dykes in historical quarries is also expressed in underground exposures. This shows that the mineralization channel locally transgresses lithological boundaries and is therefore not strictly strata-bound.

Channel sampling, diamond drilling, trench and sludge drilling samples were used for the purposes of geological modelling and Mineral Resource estimation.

Diamond drill core is logged and sampled at a nominal one-meter interval, depending on geology. Samples are taken to at least five meters beyond the geologically defined mineralization boundary in all drill holes. Core recovery averages over 98%.

Sludge drilling was formerly used for resource evaluation purposes. Sludge drill holes were sampled on one-meter intervals. Historical sludge drilling results remain in the resource database for mineralization areas on or above the 20 Level. Sludge drilling has been phased out entirely due to questionable reliability. All evaluation below the 20 Level is based on diamond core, and channel sampling only. Sludge samples have been included in the estimate due to them being the only available data in certain parts of the mine. Where there is no diamond drilling present and the estimate relies on the presence of sludge drilling, the Mineral Resource estimate has been classified as Inferred.

The QP considers the data collected including method of collection and storage to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data type and quality have been considered during resource classification.

Exploration

From 2012 to 2023, exploration holes were drilled, of which all hole collars were machine surveyed and downhole surveys were completed for determination of dip and azimuth deviations. Until the end of 2024, our exploration plan for the How Mine included deep drilling from the 30 Level drilling platforms to a depth at the 40 Level, targeting certain orebodies and potential resources in the footwall. The 2025 diamond drilling campaign at the How Mine formed the primary basis for updating the Mineral Resources in the deeper areas of the deposit. A total of 147 drill holes were completed and distributed across the 13, 17, 18, 30 and 32 Levels. From 2026 through to 2029, we intend to undertake further exploration drilling, at an average cost of approximately $2.65 million per year and a cumulative total of approximately $10.6 million over the four years.

Mineral Resource Estimate

The QP is satisfied that there has been sufficient orebody knowledge work completed to support reasonable prospects for economic extraction at the How Mine from a Mineral Resource perspective.

The Mineral Resources estimate, as of December 31, 2025, has been defined, classified, and reported by the How Mining Company according to the guiding principles and minimum requirements as set forth in the Regulation S-K 1300.

The total estimated measured and indicated Mineral Resource (exclusive of Mineral Reserves) is approximately 23.9Mt at 1.36g/t Au, for approximately 1,046koz of gold, and the estimated inferred Mineral Resource (exclusive of Mineral Reserves) is approximately 43Moz at 1.74g/t Au, for approximately 2,396koz of gold. Classification of the Mineral Resource has been considered based on the definitions in the Regulation S-K 1300 for Measured Mineral Resource, Indicated Mineral Resource and Inferred Mineral Resource. The QP applied resource classification based on distance to diamond drill holes, confidence in geological interpretation and data quality. The final grade estimates for each estimation domain have been validated statistically against the input drillhole composites.

The COGs were calculated from an assumed Au price of US$3,600 per oz (reflecting a 10% increase over the two-year trailing average and the forecast 2026 gold price).

Parameter	Mineral Resources	Tailings
COG (g/t)	0.55	0.64
Gold Price	$3,600/oz	$3,600/oz

Evaluation data collection includes diamond drilling, channel sampling, and sludge drilling.

The following table presents the underground Mineral Resources (exclusive of Mineral Reserves) reported as at December 31, 2025 and 2024. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 89%. There has been a large increase in tonnes and ounces in Measured, Indicated and Inferred resources due to an updated mineralization domaining cut-off and a re-interpretation of the mineralization to include the entire deposit, and there has been a decrease in the reporting grade for the Measured and Indicated resources.

	Fiscal Year Ended December 31,
	2025			2024
Mineral Resource Category	Tonnes (Mt)	Grade (g/t)	Au Metal (koz)	Tonnes (Mt)	Grade (g/t)	Au Metal (koz)
Measured	13.7	1.32	583	0.26	1.8	15
Indicated	10.2	1.41	463	1.58	1.7	86
Total Measured and Indicated	23.9	1.36	1,046	1.84	1.7	101
Inferred	43.0	1.74	2,396	13.96	0.96	43

Notes: Mt = million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the How Mine is reported exclusive of Mineral Reserves. The Mineral Resources presented in this Section are not Mineral Reserves, and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly.

Mineral Reserve Estimate

The Mineral Reserves have been defined, classified, and reported by the How Mining Company according to the guiding principles and minimum requires set forth in the Regulation S-K 1300.

Underground Mineral Reserves have been defined using Vulcan™ software for block modelling. Both underground mining reserves and surface sands stockpile reserves have been estimated.

Surface sands stockpiles (old tailings) are converted from Measured Resources and downgraded to Probable Reserve category material in the Mineral Reserve due to a higher degree of uncertainty, relatively lower confidence in the grade estimate and process recovery. Processing of surface sands stockpiles are not currently considered in the LOM plan since it would displace higher grade feed from underground sources.

The QP is satisfied that there has been sufficient standard of evaluation to support estimation of a Mineral Reserve that has been demonstrated to be technically and economically viable.

For the reporting of Mineral Reserves, assumed gold prices of $3,272 per ounce, total production costs of $79.18 per tonne (inclusive of sustaining and indirect costs), total variable costs of $36.86 per tonne (inclusive of sustaining costs), and total fixed costs of $42.32 per tonne (inclusive of direct costs) were applied. The applied costs were supplied by the Company and reviewed by WSP. See Section 12 of the applicable technical report summary for the How Mine, included as Exhibit 15.2 to this Report, for more information

The Pay-Limit Grade was calculated using Au price $3,272 per oz which was derived from a two trailing average Au price and the forecast 2026 gold price.

Parameter	Mineral Reserves
Pay Limit (g/t)	0.75
Gold Price	$3,272/oz

The following table presents the How Mine Mineral Reserves estimate as at December 31, 2025 and 2024. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and ore loss modifying factors, assuming a gold metallurgical recovery of 89.0%. For underground reserves, there has been a 30% increase in Proved Reserves and a 10% decrease in Probable Reserves, leading to a 10% increase in total gold ounces. Proved Reserves tonnage increased by 12%, while grade reduced by 0.92 g/t, leading to a net increase of 30% in contained gold. The Proved Reserves change is driven by the updated block model and new stopes mainly below the 30 Level. There was no change to the Sands reserves.

	Fiscal Year Ended December 31,
	2025			2024
Mineral Reserves	Tonnes (Mt)	Grade (g/t)	Au Metal (koz)	Tonnes (Mt)	Grade (g/t)	Au Metal (koz)
Proven Mineral Reserves (Underground)	1.08	1.40	48	0.5	2.32	37
Probable Mineral Reserves (Underground)	0.52	1.70	28	0.6	1.63	31
Total Mineral Reserves (Underground)	1.6	1.50	77	1.1	1.91	68
Probable Mineral Reserves (Sands)	0.89	0.89	26	0.8	0.89	26

Notes: Mt = million tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures used at the How Mine are as follows.

The on-site assay laboratory processes all samples collected from resource delineation diamond drilling, channel and face samples, draw-point grab samples, and processing plan samples. Blanks and Certified Reference Material (“CRM”) samples are introduced at a rate of 2 samples for every 16 samples assayed. Repeat samples are also sent to the on-site assay laboratory on a regular basis. An assay repeats register is kept for monitoring laboratory performance. Exploration drill core samples are sent to an external accredited laboratory for assaying. Records of all samples collected and sent for assay are systematically kept in various ways that have an in-built back-up system. All samples collected underground have their details captured in a field logbook, from which they are transferred to daily return sheets and on-site assay laboratory submission/report sheets. These records are filed separately. For drill core assay results, records are captured in logbooks, log sheets, and computer and assay report sheets.

For channel samples, repeats are used, and a CRM sample is inserted into each sample batch. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 Standard Deviations (“SD”) from the designated mean value. No blanks are included in the channel sampling batches. Rejected assay batches are subjected to re-assay. Data is subjected to routine analyses by way of scatter and regression plots.

For core sampling, for every 14 samples of exploration diamond drill core, at least one CRM sample is inserted into the sampling stream. In some cases, a second CRM is inserted every 14 samples as well or alternatively, a duplicate is included. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Rejected assay batches are subjected to re-assay in their entirety. Data is subjected to routine analyses by way of scatter and regression plots.

The QP has validated How Mine metallurgical processing by way of documentation provided, which includes metallurgical reports and performance, technical reports, and business improvement projects. In the opinion of the QP, the processing and recovery methods data used to inform the Mineral Reserves estimate are adequate for the purposes for which it is used.

The QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers all factors relevant to the deposit. The application of resource categories appropriately considers the relevant factors used in the classification process. Some examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include: (1) interpretation of the mineralization boundary; (2) drill hole spacing and adequacy in defining geology, mineralization, structure, and grade; (3) quality of samples, assays, and geological information; and (4) the Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the nearest thousand ounce for metal content, and to the nearest thousand tonne for tonnage when reported in summary tables in the report.

Mazowe Mine

Property Description

The Mazowe Mine is located in Mashonaland Central, Zimbabwe, approximately 50 kilometers (km) northwest of the City of Harare (latitude 17°28’S and longitude 30°55‘E). The Mazowe Mining Company, a wholly owned subsidiary of Gold Fields of Mazowe (UK) Limited (“GFM”), which is a wholly owned subsidiary of BMC, possesses total ground holdings under Mining Lease 35 (“ML 35”) totaling 1,955.5 ha. The Mazowe Mine is classified as an exploration stage property and is currently in care and maintenance.

The following graphic illustrates the location of the Mazowe Mine and its proximity to major infrastructure.

There are no known significant encumbrances to the Mazowe Mine that would impact the current Mineral Resources, risks to access the Mazowe Mine, or title or right to perform work.

Plans to Recommence Operations

The Mazowe Mine is currently in care and maintenance. We intend to prepare for recommencement of operations at Mazowe Mine, with such preparatory work first consisting of completing a scoping study, which is already underway and anticipated to be completed within 9 to 15 months at a cost of approximately $2.5 million. Concurrently, surface exploration is anticipated to commence in 2026. Thereafter, we intend to dewater the flooded working areas of the mine, which will take approximately six to nine months, at a cost of approximately $1.5 million. We then intend to backfill illegally mined holes, upgrade four of the main shafts, construct recycling tanks and upgrade other water-related items, purchase new compressors and create supporting infrastructure, and install a new processing plant. We have commenced a feasibility study at the Mazowe Mine and expect it to be completed within 12 to 18 months. Assuming we obtain the required capital resources, we expect that recommencement of mine operations could occur within a three-year period following receipt of adequate financing, of which there can be no certainty. However, if the current application to place the Mazowe Mine under corporate rescue is accepted, the restart process will be delayed until the corporate rescue process is resolved. For more information on such corporate rescue proceedings, see “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation regarding disputed debts and corporate rescue proceedings pursuant to Zimbabwean insolvency laws.”

The Company is undertaking preparations for dewatering at the Mazowe Mine. These activities are expected to be completed by late 2027, based on current estimates. However, we may not be able to achieve such results on the anticipated timeline or at all. Our ability to execute our restart strategy may be influenced by a variety of factors associated with the mining sector, including but not limited to obtaining the necessary financing, we encounter unexpected issues or delays in the dewatering and other pre-operational activities required to restart the mine, or we are impacted by unexpected local or global events beyond our control.

Operational Infrastructure

The Mazowe Mine has a series of historical shafts that have been equipped with hoists through which personnel and material may access the mine from the surface. We have also constructed a milling plant and a Carbon in Pulp (CIP) processing plant. Accordingly, the Mazowe Mine is serviced by its own dedicated processing facilities and accompanying infrastructure. The Mazowe Mine is accessible via the A11 between Harare, and Glendale. A railway line passes through the Mazowe Mine, linking up with the regional centers of Glendale, Bindura, and Shamva. Consumables and spares are sourced locally with a few exceptional cases where some are imported, especially from South Africa. The regional infrastructure includes access to a national power supply grid and water supply by way of an underground supply from which it is pumped.

The net book value for property, plants, and equipment at the Mazowe Mine at December 31, 2025 was approximately $0.2 million. The plant and equipment at the Mazowe Mine is obsolete and is not considered for the planned resumption of operations.

Geology

The Mazowe Mine is situated within the Harare-Bindura-Shamva greenstone belt of the Zimbabwean (Archaean) Craton, on the margin of the Chinhamhora Batholith. The Harare-Bindura-Shamva greenstone belt comprises major meta-volcano-sedimentary sequences, structurally intruded by the Chinhamhora Batholith, linking northwards through the Mazowe Mine area, and then eastwards along the Mazowe Valley, through the Harare-Bindura-Shamva greenstone belt.

History

The history of the Mazowe Mine is largely associated with that of the Jumbo Mine. It is estimated that prior to 1980, at least 150koz of gold were extracted. In 1903, the Jumbo Gold Mining Company was created.

In 1953, all existing tributes were terminated, and holdings were acquired by Lonrho Zimbabwe Ltd (“Lonrho”), which operated the area as a single entity. This was achieved using a system of cross-cuts, mined to link the various holdings. Today these cross-cuts serve as haulages. During this period, both Nucleus and Carnbrae continued to operate separately under the Murdoch Eaton brothers, but were finally acquired by Lonrho in 1962. From 1962 onwards, production became steady and continuous. Production peaked between 1965 and 1973 when it averaged approximately 3.2koz per month. After 1973, it declined reaching its lowest levels in 1991. In the same year, Independence Gold Mining (Pvt) Limited (“IGM”) took over the mine.

In 2002, BCM acquired IGM and took over GFM.Since then, post-Independence gold mining production rose from a low of 12.1koz in 2001 to 15.1koz in 2005. After 2005, production declined due to poor economic conditions. Gold production sat at around ten to 12koz for the period 2012 to 2016 and declined to approximately 6koz in 2017 and 1koz in 2018 when the mine was placed on care and maintenance.

The Zimbabwe Supreme Court ordered a Corporate Rescue of the mine in February 2020. The Corporate Rescue proceedings were nullified in October 2021.

Mineral Tenure

Access to the mine site and to the ore is authorized by the applicable mining legislation and the Mazowe Mining Company’s title and mining rights. Mining exploration and exploitation works conducted or to be conducted on site are authorized in accordance with the applicable legislation and the Mazowe Mining Company’s title and mining rights. Other required permits and authorizations (e.g., environmental, building, etc.) are applied for by the Mazowe Mining Company in accordance with the applicable legislation.

The Mazowe Mining Company currently possesses total ground holdings under ML 35 totaling 1,955.5 ha.

Renewal of environmental permits and licenses is part of the process to restart operations of the Mazowe Mine and is currently underway.

Mining Method

Mazowe underground mining operation has historically used traditional narrow vein mining methods with labor-intensive handheld techniques, rail transport, and shaft hoisting. The mine is pneumatic powered with rail haulage via lead acid battery powered locomotives hauling rail cars to a shaft where it is hoisted to surface. Mining is conducted using conventional drilling and blasting techniques using handheld jackhammer machines. Minimal support is used, and explosives are manually initiated. Scrapers and hand lashing are used to move muck into passes and chutes with fines swept and bagged for transport to the plant.

Operations were halted and the Mazowe Mine was placed on care and maintenance in August 2018. Efforts to resume are underway. Due to this pause, flooding of the mine to approximately 50 m below surface has occurred.

Mineral Processing

Prior to August 2018, the Mazowe Mining Company applied a standard minimum stope width of 0.87 meters at the Mazowe Mine for the purpose of defining stope envelopes for estimating Mineral Reserves. During that time, ore was processed via treatment in stages comprising crushing, milling, gravity concentration, cyanidation, adsorption, elution, electro-winning, and smelting. However, the existing process plant for underground ore at the Mazowe Mine is in poor condition and utilizes old process technology and equipment. Such plant will require re-evaluation and a determination of either upgrading or replacement prior to the restart of operations. The sands re-processing plant and tailings ownership currently resides with another party following auction and disposal by the receiver, now the subject of a legal dispute in progress. It will be necessary to successfully resolve legal proceedings to establish ownership and future potential.

Qualified Persons

Information in the Mazowe Mine Technical Report Summary has been prepared under the supervision of WSP. WSP is not an insider, associate, or affiliate of the Company or any of its subsidiaries. The results of the technical review by WSP are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings. WSP employees personally visited the Mazowe Mine in May 2024.

Exploration

Underground diamond core drilling is the primary drilling method employed at the Mazowe Mine. Diamond drill core is logged and sampled, with sample length dictated by the width of the mineralized shear zone. One sample each of the barren hanging wall and footwall is also taken and submitted for assay. Surface exploration consisting of a ground magnetic survey and reverse circulation drilling was conducted on the Amatola Prospect during 2016, aimed at exploring near-surface gold resources with the potential for open-pit mining.

The QP considers the data collected, including the method of collection and storage, to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data has been considered during resource classification.

The Mazowe orebodies are predominantly characterized by multitudes of subparallel, auriferous shear zones. Thus, we plan to concentrate exploration in and around the current workings from 2026 through 2030, at a cost of approximately $7.0 million, before exploring surrounding properties and claims holdings. We are also planning exploratory surface drilling in 2026.

Mineral Resource Estimate

The QP are satisfied that there has been sufficient orebody knowledge work completed to support reasonable prospects for economic extraction at the Mazowe Mine from a Mineral Resources perspective. The effective date of the Mineral Resources estimates is December 31, 2023. The total estimated underground measured and indicated Mineral Resource is approximately 1.17Mt at 7.77g/t Au, for approximately 291koz of gold, and the estimated underground inferred Mineral Resource is approximately 3.29Mt at 8.65g/t Au, for approximately 915koz of gold.

Given there has been no mining or exploration conducted since the mine was placed on care and maintenance while the workings have been flooded, in the QPs opinion the 2018 assumptions for definition of the resource base, including those described below, remained current as of December 31, 2023.

A new COG for 2023 was calculated based on the three-year trailing average gold price at December 2023 (with a gold price multiplier of 30%), applicable mill recovery, and revised operating and sustaining capital costs.

Parameter	Mineral Resources (ROM)
Au COG (g/t)	2.58
Gold Price	$2,340/oz

The below table presents the Mineral Resources (exclusive of Mineral Reserves) reported as at December 31, 2023 and 2022. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 88.0%.

	Fiscal Year Ended December 31,
	2023			2022
Mineral Resource Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Measured	260	9.01	75	260	8.99	75
Indicated	910	7.45	217	910	7.42	217
Total Measured and Indicated	1,170	7.77	291	1,170	7.75	292
Inferred	3,290	8.65	915	3,320	8.60	917

Notes: kt = thousand tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the Mazowe Mine is reported exclusive of Mineral Reserves. The Mineral Resources presented in this Section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Mineral Reserve Estimate

No Mineral Reserves have been estimated as of December 31, 2023. Any future estimation of Mineral Reserves and potential recommencement of operations will require the support of an additional drilling and resource definition campaign and at least a pre-feasibility to feasibility level of evaluation.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures used at the Mazowe Mine are as follows.

For channel sampling, one CRM sample (either a standard or a blank) is inserted for every bench sampled, or one in every twelve samples. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subjected to either re-assay or discarded with appropriate qualifications, such as for contamination, sample ticket mix up, or transcription errors. Channel sampling assay data is routinely subjected to validation by way of scatter and regression plots.

For core sampling, for every 10 samples of diamond drill core, at least one CRM sample (either a standard or a blank) is inserted into the sampling stream. Core being sampled is halved, with one half of the core taken for assay and the other half being stored in the core library as a duplicate. For cases where the core splitter is not functioning, the full core is sampled, and the resultant pulp is stored in the core library as a duplicate. If the tenth drill core sample is a blank, then the twentieth sample becomes a standard and the thirtieth becomes a duplicate. This cycle is on occasion rotated to avoid predictability of results. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 standard deviations (SD) from the designated mean value. Assay batches that are rejected are subjected to either re-assay or discarded with appropriate qualifications such as for, contamination, sample ticket mix up, and transcription errors. Core drilling assay data is routinely subjected to validation by way of scatter and regression plots.

For grab sampling, at least one CRM sample (either a standard or a blank) is inserted per day for each main tramming level. All CRM samples are tested for compliance to set tolerance ranges, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subjected to either re-assay or discarded with appropriate qualifications such as for, contamination, sample ticket mix up, and transcription errors. Grab sampling assay data is routinely subjected to validation by way of scatter and regression plots.

Under our general guidelines, a minimum of fifteen CRM samples (standards and/or blanks) are submitted every month. All standards, blanks, and duplicates are recorded in the site QAQC book along with the sampling date, mean value, assay value, and SD. The Section Geologist compiles a QAQC report as part of the site weekly report. All assay data is subjected to QAQC iterations, such as line graphs and regression plots, and is analyzed for compliance with the set tolerance ranges, typically ± 2 SD from the designated mean value. For any other sampling projects carried out on surface or underground, outside of the normal sampling processes, CRM samples are inserted and analyzed for compliance with set tolerance ranges, typically ±2 SD from the designated mean value. Anomalous results are handled in the same manner that core drilling, grab sample, and channel samples are handled.

The process plant remains on care and maintenance, and accordingly, in the opinion of the QP, the processing and recovery methods data used to inform product predictions are adequate for the purposes used.

The QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers those factors relevant to the deposit, and that the application of resource categories appropriately considers the relevant factors used in the classification process. Examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include: (1) interpretation of the mineralization boundary; (2) drill hole spacing and adequacy in defining geology, mineralization, structure, and grade; (3) quality of samples, assays, and geological information; (4) a COG for certain surface resources will be required; (5) pay limits are average block cut-off gold grades used to filter stoping blocks as either economic, or sub-economic; (6) the COG previously applied is not adequately explained but is understood to generally correspond with the “upper” COG to achieve breakeven, inclusive of the cost of all mine development, stoping, process, and administration costs; (7) the Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the neatest ounce for metal content, and to the nearest thousand tonnes for tonnage when previously reported; (8) the Mineral Resource estimation has only been subjected to visual validation by Mazowe Mining Company staff, while standard industry practice is to conduct both visual and statistical validation.

Redwing Mine

Property Description

The Redwing Mine is located in Penhalonga, approximately 20 km north-northeast of the City of Mutare, Manicaland Province, in the Mutare Mining District of Zimbabwe. The Redwing Mining Company, a wholly owned subsidiary of KD Mining Company (UK) Limited, which is a wholly owned subsidiary of BMC, currently holds Mining Lease 34 (“ML 34”). The Redwing Mine is classified as an exploration stage property and is currently in care and maintenance.

The following graphic illustrates the location of the Redwing Mine and its proximity to major infrastructure.

There are no known significant encumbrances to the Redwing Mine that would impact the current Mineral Resources, risks to access the Redwing Mine, or title or right to perform work.

Plans to Recommence Operations

The Redwing Mine is currently in care and maintenance. We intend to prepare for recommencement of operations at the Redwing Mine, with such preparatory work first consisting of completing a scoping study, which is anticipated to be completed within 9 to 15 months at a cost of approximately $2.5 million. We began to dewater the flooded working areas of the mine in February 2026, and we estimate that dewatering the mine will take approximately 8 months, at a cost of approximately $1.0 million, and it will take approximately 12 to 18 months to complete a feasibility study. We then intend to commence exploratory drilling, initiate small-scale production to comply with certain obligations, upgrade a decline and a hoist, construct a tailings storage facility, construct a new shaft, and install a new processing plant. Assuming we obtain the required capital resources, we expect that recommencement of mine operations could occur within a three-year period following receipt of adequate financing, of which there can be no certainty. However, we may not be able to achieve such results on the anticipated timeline or at all. Our ability to execute our restart strategy may be influenced by a variety of factors associated with the mining sector, including but not limited to obtaining the necessary financing, we encounter unexpected issues or delays in the dewatering and other pre-operational activities required to restart the mine, or we are impacted by unexpected local or global events beyond our control.

Operational Infrastructure

The Redwing Mine contains a series of five access shafts, with hoists, through which personnel and material may access the mine from the surface. In 2018, we had been working on the refurbishment of a rod mill and its associated circuit to improve milling capacity. Although the rod mill was expected to be commissioned by the end of 2018, certain operational challenges prevented its commissioning and mining operations were consequently suspended in March 2019, at which time Redwing Mine was placed in care and maintenance.

When operational, the Redwing Mine is serviced by its own dedicated processing facilities and accompanying infrastructure. The Redwing Mine is linked to major commercial centers by a well-established network of primary asphalt roads and is accessible from the surrounding communities through secondary gravel roads. Consumables and spares are sourced locally with a few exceptional cases where some are imported, especially from South Africa. The regional infrastructure includes access to a national power supply grid and water supply by way of river diversion and a sump pump.

The net book value for property, plants, and equipment at the Redwing Mine at December 31, 2025 was approximately $0.08 million. The plant and equipment at the Redwing Mine is obsolete and is not considered for the planned resumption of operations.

Geology

The Redwing Mine is located within the Mutare Greenstone Belt (“MGB”) which extends from the Mozambique Belt in the east into the granites and gneisses of the Zimbabwe Craton in the west. The geology is dominated by an east-west trending series of metavolcanics consisting of olivine cumulates, komatiites, komatiitic basalts, and high iron tholeiites. The rocks are extrusive, indicated by the presence of spinifex texture and pillow lavas as well as lenses of intercalated clastic sediments and discontinuous strings of BIF. The MGB is bounded by the Penhalonga Diorite to the north and south.

History

Portions of the Redwing Mine are part of the shallow historical workings that exploited the MSZ above the water table. In 1889, Baron de Rezende and James Henry Jeffreys pegged the Rezende Mineralised Shear Zone and began mining operations.

In 2008, the Redwing Mine was flooded. The causes of flooding were attributed to a shortage of foreign currency emanating from the global recession in 2008, prolonged power outages, and ZESA’s inability to supply adequate power to the region. The situation was worsened by aged pumps that were due for replacement. Consequently, in September 2008, the mine suspended operations as working areas and other critical equipment were submerged. The mine subsequently acquired five submersible pumps in the first quarter of 2010, each pumping an average of 140 cubic meters per hour. Two pumps were installed in the Rezende shaft, two in the Redwing main shaft and one in the old west shaft. The pumps were commissioned in March 2010.

The Redwing Mine resumed operations in September 2009 with re-treatment of tailings (sands) dumps, namely the Duiker and Concentrate Dumps. This re-treatment ceased in September 2013, mainly due to depressed feed grades that rendered re-processing of sands not economically viable. After pumping water to below a workable level, the Redwing Mine resumed underground mining in February 2015 in preparation of production of gold from underground that commenced in November 2015.

Following an organizational re-structuring process which became effective in June 2016, the Redwing Mine was owned by The King’s Daughter Mining Company (Private) Limited, a wholly owned subsidiary of BMC.

The Redwing Mine was placed on care and maintenance in April 2019. Supreme Court-ordered corporate rescue proceedings were implemented in July 2020. During the corporate rescue period, Betterbrands Mining Company (Pvt) Ltd. (“BBM”) was engaged as a tributor to the Redwing Mine on ML 34. Mine dewatering was maintained until suspended in December 2020 due to power supply disconnections. The water level has since risen to approximately 47 meters from the Redwing Shaft surface collar and has been stagnant at that level since April 2021. Any recommencement of mining operations will require dewatering to access Mineral Resources. The Corporate Rescue proceedings were nullified in September 2022.

In January 2024, 15 artisanal miners were trapped for three days at the Redwing Mine. On March 8, 2024, the non-standard tribute agreement with BBM was cancelled, and BBM was evicted from ML 34.

Mineral Tenure

Access to the mine site and to the ore, as well as mining exploration and exploitation works conducted or to be conducted on site, are authorized by applicable mining legislation and the Redwing Mining Company’s title and mining rights. Other required permits and authorizations (e.g., environmental, building, etc.) are applied for by the Redwing Mining Company in accordance with the applicable legislation.

The Redwing Mining Company holds ML 34. The area covered by the ML was surveyed in 2015 as having a surface area of 1,254 ha. Cases of illegal gold mining activities have been reported in some sections of the ML, including along the Mutare River.

Renewal of environmental permits and licenses is part of the process to restart operations of the Redwing Mine and is currently underway.

Mining Method

Three mining methods are applied at the Redwing Mine depending on the nature of the orebody and the rock mechanics considerations. The geometry of each stoping block in terms of dip and width and the nature of the mineralization largely determines the mining method:

●	Up-Dip Room and Pillar: For stoping of the wide and shallow dipping felsite.

●	Long Hole Open Stope: Used for the steeply dipping Rezende and Village North reefs. As conditions warrant, used in combination with the underhand mining method.

●	Underhand Mining Method: Used for the narrow, steeply dipping Bromley and Kent reefs.

The mine formerly operated as a rail mine serviced by vertical and underlay (inclined shafts). Level development headings are of relatively small dimension of approximately 2 mW x 2 mH installed on approximately 100-foot intervals. The mine is pneumatic powered with rail haulage via lead acid battery powered locomotives hauling rail cars to a shaft where it is hoisted to surface. Mining is conducted using conventional drilling and blasting techniques using handheld jackhammer machines. Minimal support is used, and explosives are manually initiated. Larger long hole stoping and underhand benching has employed larger pneumatic drill rigs secured by bar and arm.

There is no backfill used for stope support apart from opportunistic disposal of development waste. Further options for mechanizing the method to improve productivity could be considered, including alternate decline access and extraction.

Operations were halted and the Redwing Mine was placed on care and maintenance in April 2019. Efforts to resume are underway. Due to this pause, flooding of the mine to approximately 50m below surface has occurred.

Mineral Processing

Prior to 2019, the Redwing Mine applied a standard minimum stope width of 90 cm for the purpose of defining stope envelopes for estimating Mineral Reserves. During that time, ore was processed via treatment in stages comprising crushing, milling, gravity separation, flotation, Merril-Crowe Process, CIP, and elution. However, the existing process plant for underground ore at the Redwing Mine is in poor condition and utilizes old process technology and equipment. Such plant will require re-evaluation and a determination of either upgrading or replacement prior to the restart of operations.

Qualified Persons

Information in the Redwing Mine Technical Report Summary has been prepared under the supervision of WSP. WSP is not an insider, associate, or affiliate of the Company or any of its subsidiaries. The results of the technical review by WSP are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings. WSP employees personally visited the Redwing Mine in May 2024.

Exploration

An exploration drilling campaign targeting mostly the felsite orebody was carried out around the Redwing Mine in the early 1980s. A total of 78 vertical holes were drilled. Currently, diamond core drilling is the drilling method employed at the Redwing Mine. Diamond drill core is logged and sampled on a one-meter interval depending on geology. Samples are taken to at least one meter beyond the geologically defined mineralization boundary in all drill holes. Core size drilled at the Redwing Mine is typically AXT (35.51 mm core diameter) and BQ (36.50 mm core diameter) for evaluation and exploration drill holes respectively. All exploration drill holes are collar and downhole surveyed.

The QP considers the data collected, including the method of collection and storage to be appropriate for the preparation of geological models and Mineral Resources estimates, and that the data has been considered during resource classification.

We plan to concentrate exploration in and around the down dip and strike extensions of the various reefs and felsite orebody of the Redwing Mine, outside the confines of the inferred mineral resource blocks. We intend to conduct such exploration, which is intended to include both surface and underground from 2024 through 2028 at a cost of $9.7 million.

Mineral Resource Estimate

The QP is satisfied that there has been sufficient orebody knowledge work completed to support reasonable prospects for economic extraction at the Redwing Mine from a Mineral Resources perspective. The effective date of the Mineral Resources estimates is December 31, 2023. The total estimated underground measured and indicated Mineral Resource is approximately 9.65Mt at 3.83g/t Au for approximately 1,188koz of gold, and the underground inferred Mineral Resource is approximately 15.83Mt at 2.61g/t Au for approximately 1,328koz of gold.

Given there has been no mining or exploration conducted since the mine was placed on care and maintenance while the workings have been flooded, in the QPs opinion the 2018 assumptions for definition of the resource base, including those described below, remain current as of December 31, 2023. Classification of blocks into relevant groupings was completed following standard procedures as defined and recommended in the SAMREC (2016). The stoping pay-limit defines the lower grade cut-off that is used in the process.

A new COG for 2023 was calculated based on the three-year trailing average gold price at December 2023 (with a gold price multiplier of 30%), applicable mill recovery, and revised operating and sustaining capital costs.

Parameter	ROM Felsite	ROM MSZ	Combined
Pay Limit (g/t)	1.06	1.53	1.26
Gold Price	$2,340/oz	$2,340/oz	$2,340/oz

The below table presents the underground Mineral Resources (exclusive of Mineral Reserves) reported as at December 31, 2023 and 2022. Mineral Resources are reported on an in-situ basis, assuming a gold metallurgical recovery of 90.0%.

	Fiscal Year Ended December 31,
	2023			2022
Mineral Resource Category	Tonnes (kt)	Grade (g/t)	Au Metal (koz)	Tonnes (kt)	Grade (g/t)	Au Metal (koz)
Measured	1,450	2.92	136	1,450	2.92	136
Indicated	8,200	3.99	1,052	8,200	3.99	1,052
Total Measured and Indicated	9,650	3.83	1,188	9,650	3.83	1,88
Inferred	15,830	2.61	1,328	15,380	2.61	1,328

Notes: kt = thousand tonnes; Au Grade g/t = gold grams per tonne; koz = thousand ounces.

It should be noted that the underground and surface Mineral Resources estimate for the Redwing Mine is reported exclusive of Mineral Reserves. The Mineral Resources presented in this Section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Mineral Reserve Estimate

No Mineral Reserves have been estimated as of December 31, 2023. Any future estimation of Mineral Reserves and potential recommencement of operations will require the support of an additional drilling and resource definition campaign and at least a pre-feasibility to feasibility level of evaluation.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures used at the Redwing Mine are as follows.

For drill core, core derived from surface exploration activities is logged and split into two halves using a core splitter prior to sampling. Underground core (both exploration and evaluation) is logged and sampled without being split. Standard and duplicate samples are inserted at a rate of 10%, while blank samples are inserted at a rate of 20%. An accredited laboratory is used for analysis of surface exploration diamond drill core samples. A separate laboratory is used as an umpire laboratory, analyzing pulp duplicate samples. The on-site assay laboratory is used for analysis of drill core derived from underground exploration and evaluation drilling. Reference material is tested for compliance to set standards, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subject to either re-assay or discarded with appropriate qualifications, such as for contamination, ticket mix-up, or transcription errors.

For channel and grab samples, house standards, duplicate samples, and blank samples are used for QAQC to monitor the day-to-day running of the mining operation. These samples are inserted at a rate of 20%. Reference material is tested for compliance to set standards, typically ± 2 SD from the designated mean value. Assay batches that are rejected are subject to either re-assay or discarded with appropriate qualifications, such as for contamination, ticket mix-up, or transcription errors. The on-site assay laboratory has its own duplicate and standard samples that the chief assayer uses to monitor laboratory performance. For every batch of 16 samples, one high-grade standard and one low-grade standard sample are utilized. Blanks are inserted at a rate of 20% for drill core, channel samples, and grab samples.

Regarding duplicates, an accredited laboratory is used for analysis of surface exploration diamond drill core samples. A separate laboratory is used as an umpire laboratory, analyzing pulp duplicate samples. The on-site assay laboratory is used for analysis of drill core derived from underground exploration and evaluation drilling. The on-site assay laboratory has its own duplicate and standard samples that the chief assayer uses to monitor laboratory performance of channel and grab samples. For every batch of 16 samples, one high-grade standard and one low-grade standard sample are utilized.

The process plant remains on care and maintenance, and accordingly, in the opinion of the QP, the processing and recovery methods data used to inform product predictions are adequate for the purposes used.

The QP is satisfied that the stated Mineral Resources classification reflects the appropriate level of confidence and considers those factors relevant to the deposit, and that the application of resource categories appropriately considers the relevant factors used in the classification process. Examples of specific factors that can influence the risk and uncertainty of the Mineral Resources estimates that are considered in the resource classification include: (1) interpretation of the mineralization boundary; (2) drill hole spacing and adequacy in defining geology, mineralization, structure, and grade; (3) quality of samples, assays, and geological information; (4) the Mineral Resource estimation has only been subjected to visual validation, while standard industry practice is to conduct both visual and statistical validation; (5) the COG used for Mineral Resource estimation seems reasonable on face value; however; the methodology used for determination of these values has not been clearly reported by Redwing Mining Company and requires further explanation; (6) the nominal estimates for extraction ratio are presumably based on historical experience and may require a more targeted application based on stoping area, method, orebody disposition and ground conditions; and (7)the Mineral Resources estimates have been estimated to two decimal places for gold grade, and to the nearest tonne for tonnage, but have been reported to one decimal place for gold grade, to the neatest ounce for metal content, and to the nearest thousand tonnes for tonnage when previously reported.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read together with Namib Minerals’ audited consolidated financial statements as of December 31, 2025, and 2024 and for each of the years in the three-year period ended December 31, 2025, together with related notes thereto, included elsewhere in this Report. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Item 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report.

Overview

Our mission is to become a leading Pan-African multi-asset mining platform for precious and critical metals, particularly gold, and to create safe, sustainable, and profitable mining operations for our employees, our communities, and our shareholders.

We are an established gold producer with an attractive portfolio of three gold mines in Zimbabwe, Africa. Our extensive track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.84Moz of gold from 1941 through December 31, 2025. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide us with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. On a consolidated basis, combining our estimate as of December 31, 2025 for the How Mine and our estimates as of December 31, 2023 for the Mazowe Mine and the Redwing Mine, our underground measured and indicated gold resources (exclusive of reserves) totaled 2.5Moz at a grade of 2.26g/t Au and our underground inferred gold resources totaled 4.4Moz. We are also evaluating opportunities to acquire mining interests in, and expand our operations to, the DRC to unlock critical battery metals in the region

Business Combination

On June 5, 2025, Namib Minerals consummated the Business Combination. As a result, Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly-owned subsidiary of Namib Minerals, and SPAC Merger Sub merged with and into Red Rock Acquisition Corp. (formerly known as Hennessy Capital Investment Corp. VI, “Red Rock” or “HCVI”), with Red Rock continuing as the surviving company and becoming a wholly owned subsidiary of Namib Minerals. On June 6, 2025, the Ordinary Shares and Warrants of Namib Minerals began trading on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively.

Since Red Rock did not meet the definition of a business under the guidance of IFRS as issued by the IASB, IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, Red Rock was treated as the acquired company for financial reporting purposes and Greenstone was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Greenstone issuing shares for the net assets of Red Rock and any difference in the fair value of the shares deemed to have been issued by Greenstone and the fair value of the accounting Red Rock’s identifiable net assets represented a service received by Greenstone, and thus it was recognized as an IFRS 2 listing service expense upon consummation of the Business Combination.

Key Factors and Trends Affecting Performance

As a producer of gold and other metals, we operate within the economic and regulatory environment surrounding the mining industry. Our performance and results of operations are driven by key external trends and factors including the supply and demand in the gold and metals markets, and the economic and legislative environment as well as internal factors including production, capital expenditures, reserves, and health and safety programs.

Gold Prices

Our results of operations are largely driven by the price and demand for gold. Gold has long maintained a key role as a strategic long-term investment and a critical component of investor diversification strategies. Historically, investors have gravitated toward gold for its safe-haven status during periods of economic uncertainty. This safe-haven status is driven by gold’s high liquidity, lack of credit risk, and scarcity. Gold prices have risen by 8% per annum in U.S. dollars since 1971, according to the World Gold Council, and have recently reached all-time record highs with the spot price reaching approximately $5,510 per ounce in January 2026. An increased price of gold drives increasing revenues and cash flows for the Company. Significant changes in the pricing, demand and supply of gold can significantly impact our revenue and cash flow projections and future results.

Economic and Legislative Environment

Gold mining remains critically important to Zimbabwe’s economic outlook, accounting for 80% of exports, 19% of government revenues, and 14% of national income, according to the COMZ’s 2024 Mining Industry Prospects Report, and has continued to strengthen in Zimbabwe. According to the COMZ Quarterly Member Brief for the third quarter of 2025, gold deliveries to Fidelity increased by 26% during the third quarter of 2025, reaching 12,979 kg, up from 10,310 kg in the same period the prior year.

We believe that the legislative environment is supportive of mining and development. For example, Zimbabwe passed the Responsible Mining Initiative in May 2023 to combat illegal mining, and in 2020 Zimbabwe removed the historical indigenization rule which required 51% indigenous Zimbabwean investor ownership. Special mining leases (“SMLs”), allowing for the direct export of gold and increased exposure to the U.S. dollar, reduce foreign exchange risk for entities operating in Zimbabwe. We intend to pursue SMLs for our Mazowe Mine and Redwing Mine in part to reduce our risk exposure to local currency dynamics, including inflation. The Gold Trade Act requires us to pay 5% of gold sales refined in-country to the Zimbabwean Government, which is reflected in our royalties expense. Effective January 1, 2026, the royalties percentage increases to 10% when the gold price exceeds $5,000 per ounce. A change in the percentage remitted to the government would impact our royalty expense recognized and our results of operations.

As we continue to evaluate mining opportunities in the DRC we will be subject to additional regulations. The mining industry in the DRC is primarily regulated by the Mining Code which outlines the legal framework for exploration and extraction of minerals. The Mining Code was last revised in 2018. Future economic and legislative issues in the DRC or other jurisdictions in which we operate could significantly impact our results. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Our assets and operations are subject to political, economic, and other uncertainties as a result of being located in Zimbabwe and the DRC” for additional information.

As part of our Company’s environmental initiative, we recognize a provision for rehabilitation when the obligation under current environmental legislation to settle environmental disturbances created as a result of our mines’ production arises. This provision reflects our legal commitment to responsible environmental stewardship and is based on the anticipated costs that will be incurred during the decommissioning of our plant and equipment at the end of the life of the mine, as well as reclamation activities related to the restoration of the environment at each mine. Rehabilitation will occur at the end of the life of the mine, which is expected to begin in 2034 for the How Mine. With respect to the Mazowe Mine and the Redwing Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Company restarting each mine’s operations and will be determined in a future period. We calculated the provisions for the year ended December 31, 2025 using a 4.17% discount rate for the How Mine. For the Redwing Mine and the Mazowe Mine, the rehabilitation provision is not discounted. These rates are based on the present value of each mine’s provision for rehabilitation cost based on a risk-free rate with cash flows adjusted for an average 2.3% inflation. Changes in discount rates used for each mine could significantly impact the recorded rehabilitation provisions.

There were important fiscal developments in Zimbabwe that occurred in mid-December 2025 following government budget revisions:

●	Gold Royalty Threshold: The government reversed a proposal to double gold royalties to 10% at a gold price of $2,501 per ounce. Effective January 2026, the 5% baseline rate will now apply unless the gold price exceeds $5,000 per ounce, in which case the rate is 10%.

●	Tax Incentives Retained: A proposed change to spread the 100% upfront tax deduction for capital expenditure over a project’s life was withdrawn, allowing the Company to continue deducting expansion costs immediately.

Health and Safety Initiatives

We are committed to ensuring the safety of our mines through our Safety, Health, Environment, and Quality (“SHEQ”) Initiative in an effort to create a company-wide “zero harm” environment. This program intends to create a “zero-harm” environment through occupational health and safety and dedication to safety and adherence to safety standards. Our Lost Time Injury Frequency Rate for the year ended December 31, 2025, has improved to 0.06, which is below our target of 1.00. Safety incidents could lead to increased costs, including administrative costs related to legal fees and insurance expenses, employee costs related to loss of productivity and medical expenses, and losses related to any damage caused to the mine assets. Additionally, we anticipate costs related to maintaining safety initiatives to increase in the foreseeable future as we continue to invest in occupational health, medical examinations, training, emergency preparedness, and reducing our environmental impact.

Impairment charges

Our operational performance and asset valuations are subject to the influence of unforeseen natural events. These events have previously caused impairments to our mining assets. For instance, we experienced considerable flooding at the Redwing Mine in 2015, and the Mazowe Mine was similarly affected in 2018. These natural events resulted in damage to the infrastructure and equipment, rendering reserves inaccessible and necessitating the decommissioning of certain mine shafts.

The impact of these natural events on our operations underscores the necessity of integrating climate-related risk assessments into our strategic planning. While the How Mine is insured against a variety of risks, the occurrence of such events can lead to considerable financial implications, including asset impairment and increased insurance premiums. We ceased insurance coverage for the Mazowe Mine and the Redwing Mine once mining operations were halted in 2018 and 2019, respectively, but intend on obtaining insurance coverage as part of the restart process at each mine.

Reserves and changes in reserves

The integrity and performance of our operations are intrinsically linked to the estimation and management of our ore reserves. Our property, plant, and equipment assets are subject to regular reviews for impairment, with recoverability assessed against the higher of ‘value in use’ and ‘fair value less costs to sell’. These assessments hinge on the precision of our estimates regarding economically recoverable ore reserves, anticipated production levels, commodity prices, and operational costs. Fluctuations in these variables can lead to significant adjustments in impairment losses, thereby influencing our financial outcomes.

Depreciation of our mining assets is calculated on a straight-line basis over the LOM, which is determined by the estimated quantities of mineral resources and reserves, encompassing measured, indicated, and inferred categories. The inherent uncertainties in estimating mineral resources and ore reserves mean that assumptions made at the time of estimation may later be altered by new information. Factors such as expected production from inferred resources and the quality and quantity of ore extracted are critical to these estimations.

Currency fluctuations and inflation

Our financial performance is influenced by currency fluctuations and inflationary pressures, which impact our operational costs, revenue, and profitability. Historically, our operations have been susceptible to the economic environment in which we operate, as exemplified by the hyperinflationary period in Zimbabwe in 2008 and 2009. The hyperinflation experienced in Zimbabwe led to an economic downturn that resulted in a halt in operations in 2008; however, we have been able to continuously produce since this period of instability.

The volatility of local currencies against the U.S. dollar, which is the Group’s functional currency and the primary currency in which transactions are conducted, may result in significant fluctuations in exchange rates, impacting procurement costs and overall operating expenses. Inflation, particularly in the form of hyperinflation, can erode the purchasing power of money, disrupt supply chains, and escalate the costs of inputs and labor. These factors combined can diminish our financial stability and strain our cash flow management. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Fluctuating foreign currency and exchange rates as well as Zimbabwean exchange controls may negatively impact our business, results of operations, and financial position” for additional information.

Our revenues are generated primarily from sales of gold, the majority of which are settled in U.S. dollars and the remaining portion in local currency. Our functional currency is the U.S. dollar and greater than 90% of our transactions are conducted in U.S. dollars. These factors combined minimize our exposure to movement in foreign currency exchange rates. We incur some expenses in foreign currencies, predominantly in ZiG. To further reduce exposure to currency fluctuation, we seek to settle obligations due in local currency from recent sales settled in local currency. Zimbabwe’s past hyperinflation and currency crisis inhibited mining operations due to the country’s poor economic condition. Future decreases in the value of the Zimbabwe dollar or high rates of inflation could negatively impact our results of operations.

Availability and cost of energy

The availability and cost of energy are key factors affecting the performance of our mining operations in Zimbabwe. The country’s energy infrastructure can be challenged by an inadequate electricity supply, which is further complicated by the need to import power due to local generation limitations. The primary electricity sources, such as the Kariba hydro station and coal-fired power stations, are subject to fluctuations in output due to environmental and regional factors, which can lead to inconsistent power delivery to our mines. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Our operations are vulnerable to infrastructure constraints, including power and water supply.”

In addition to supply concerns, the price of energy represents a significant component of our operational expenses. Energy price volatility can have a direct and material impact on our cost structure and overall financial results. Fluctuations in the cost of diesel fuel, which is used in our backup power solutions, can lead to further increased operational costs.

Production

The performance of our mining operations is driven by various factors influencing production. Unplanned downtime due to labor supply, safety incidents, geological, or geopolitical issues could significantly decrease production and impact the amount of gold we are able to mine and sell. Increasing labor costs and increasing energy costs will lead to an increased cost of production, which could negatively impact our results of operations. Additionally, we estimate the grade of the ore we mine. If the ore mined results in a lower density of gold than anticipated, our production will be less efficient and result in lower quantities of gold produced.

Capital Expenditures

Over the next three years, we anticipate approximately $9.5 million of additional capital expenditures will increase the capacity of the How Mine and the Mazowe Mine and the Redwing Mine restorations will require additional capital expenditures to return to production, and, assuming we obtained the required capital resources, we expect each restart could be completed in a three year period upon receipt of adequate financing, of which there can be no certainty. See “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Mazowe Mine — Plans to Recommence Operations” and “Item 4.D. Property, Plants and equipment — Mineral Resources and Mineral Reserve Summary Disclosure — Redwing Mine — Plans to Recommence Operations” for more information. Our preliminary estimate is that the restart of the Mazowe and Redwing Mines may cost up to approximately $300 to $400 million, with the majority allocated to the Redwing Mine and the balance to the Mazowe Mine. However, such estimate is preliminary and subject to a number of assumptions, risks and uncertainties, including the feasibility of current development plans and the cost of related equipment and construction, many of which are beyond our control and subject to change. As of December 31, 2025, we have not yet incurred capital expenditures for the Mazowe and Redwing Mine restorations. We expect these expenditures to result in more productive and diversified operations. Evolving economic conditions, the potential for increased maintenance costs, and deviations from our cash flow estimates from the capital expenditures could result in less-productive investments than we anticipate. Our cash flow and operating results could be negatively impacted by the actual returns on our capital expenditures. While our current operations provide sufficient funding to sustain operations at the How Mine, our future capital expenditures to restore the Mazowe and Redwing mines and to expand investment to the DRC are expected to be financed with external sources of financing.

Copper and Cobalt Market Dynamics

In addition to our gold mining activities, we are also evaluating opportunities to acquire mining interests in, and expand our operations to, the DRC to mine battery metals including copper and cobalt, which play a critical role in technologies like electric vehicles and renewable energy infrastructure.

Recent Strategic Developments

The Company transitioned to a Nasdaq-listed entity (ticker: NAMM) following the closing of the Business Combination. While 2025 was a year of grade consolidation and optimization, the Company successfully stabilized operations and continued implementing expansion plans.

How Mine Capacity Expansion

The Company plans to expand ore milling capacity at its flagship How Mine from 40,500 to 55,000 tonnes per month. This planned 35% increase in throughput is designed to offset lower ore grades and is expected to be fully operational by late 2026.

Project Development & Expansion

To unlock long-term value and scale production, the Company has initiated several critical workstreams focused on technical validation and infrastructure preparation at its primary expansion sites:

●	Feasibility Studies: WSP Australia Pty Limited has been engaged to conduct definitive feasibility studies for the Redwing and Mazowe restarts. These studies, expected to conclude within 12 to 18 months, are anticipated to provide the technical and economic framework required for large-scale development.

●	Redwing Enabling Works: Operational activity has officially commenced at Redwing with the launch of a dewatering program that is anticipated to take approximately 8 months. This is a critical prerequisite to accessing targeted underground mining levels and begin next mine-restart processes.

●	Capital Allocation: The total expansion program is estimated to require approximately $300 to $400 million in capital expenditure for the restarts of the Mazowe and Redwing Mines, with the majority allocated to the Redwing Mine and the balance to the Mazowe Mine. Funding will be prioritized towards Redwing to support its transition back into a high-output producer. Such estimate is preliminary and subject to a number of assumptions, risks and uncertainties, including the feasibility of current development plans and the cost of related equipment and construction, many of which are beyond our control and subject to change. We expect each restart could be completed in a three-year period subject to receipt of adequate financing, of which there can be no certainty.

Liquidity and Funding Strategy

The currently estimated capital required to restart the Redwing and Mazowe Mines is approximately $300 to $400 million, but that capital is not required all at once in one funding arrangement. It is expected to be phased over the life of the development program into various tranches and aligned to key project milestones.

Strategic Exploration & Critical Minerals

Beyond current production restarts, the Company is aggressively pursuing resource growth, particularly at the Redwing Mine where the Company has launched a targeted exploration program with the goal of increasing the resource base there. The Company is also evaluating opportunities in the DRC in order to diversify its portfolio into critical minerals to leverage the global energy transition.

Key Performance Indicators

The following table presents a summary of our key performance indicators for the years ended December 31, 2025, 2024, and 2023:

	Year ended December 31,
(In thousands, except percentages, grade, gold sales and per ounce metrics)	2025	2024	2023
Gold sales – oz(1)	24,860	37,346	33,994
Tonnage(2)	476	478	454
Grade – (g/t)(3)	1.9	2.7	2.6
Recovery – (%)(4)	89	90	90
Average net realized price(5)	$3,156	$2,185	$1,776
Operating profit	$110,443	$14,683	$17,555
C1 cost per ounce ($/oz)(6)	$1,653	$1,150	$1,174
AISC per ounce ($/oz)(7)	$2,546	$1,535	$1,628
Adjusted EBITDA(8)	$29,004	$24,548	$20,260
Net cash flow generated from operating activities	$13,791	$19,131	$14,921

(1)	Gold sales is defined as the ounces of gold sold in the period presented.
(2)	Tonnage is defined as the total weight in tonnes of all material mined.
(3)	Grade is defined as the average amount of gold contained in the mined ore. A higher grade represents higher density of gold in the ore.
(4)	Recovery is defined as the percentage of gold in the raw ore collected in the concentrate, which is the product created from separating valuable minerals in the mined ore from the commercially valueless material in which ore is found.
(5)	Net realized price is the actual selling price of an ounce of gold after deduction of royalties.
(6)	C1 cost per ounce is a non-IFRS financial measure. For the definition of C1 cost per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.
(7)	AISC per ounce is a non-IFRS financial measure. For the definition of AISC per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.
(8)	Adjusted EBITDA is a non-IFRS financial measure. For the definition of Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

Non-IFRS Measures

We utilize non-IFRS financial measures, including Adjusted EBITDA, C1 cost per ounce, and AISC per ounce, to complement our IFRS reporting and provide stakeholders with a deeper understanding of our operational performance and financial health. These measures offer insights into trends and factors that IFRS metrics may not fully capture, and we believe they are essential for formulating strategic decisions and business plans. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Namib Minerals may not be comparable to similarly titled amounts used by other companies. While not a substitute for IFRS results, they exclude items not indicative of our core operations, enhancing comparability across periods.

Adjusted EBITDA

We define Adjusted EBITDA as profit for the period before finance cost, related party credit loss, taxes, changes in the fair value of earnout liability, changes in fair value of warrants, listing expenses, depreciation and amortization, impairment, interest income, financial guarantee remeasurement, transaction expense and disposal of investment. The tables below present our Adjusted EBITDA, reconciled to our Profit for the years ended December 31, 2025, 2024 and 2023, which is the most comparable IFRS measure, for the periods indicated:

	Year ended December 31,
(In thousands)	2025	2024	2023
Profit / (loss) for the period	$101,180	$3,588	$3,627
Finance cost	1,952	1,522	2,415
Related party credit loss	—	1,426	6,818
Income tax expense	7,327	10,907	5,254
Change in fair value of earnout liability	(158,822)	—	—
Change in fair value of warrants	(5,725)	—	—
Listing expense	65,381	—	—
Depreciation and amortization	7,267	4,141	2,705
Impairment	240	5,724	—
Interest income	(16)	(14)	(114)
Financial guarantee remeasurement	—	(2,746)	(486)
Transaction expense	10,220	—	—
Disposal of investment	—	—	41
Adjusted EBITDA	$29,004	$24,548	$20,260

C1 cost per ounce

We define C1 cost as the sum of IFRS production costs and royalties’ expense. C1 cost per ounce is calculated as the C1 cost divided by the ounces of gold sold.

	How Mine			Redwing Mine			Total
($ in thousands, unless	Year ended December 31,			Year ended December 31,			Year ended December 31,
otherwise indicated)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Production cost (IFRS)	$36,958	38,648	36,501	—	23	241	36,958	38,671	36,742
Royalties	4,138	4,279	3,153	—	2	6	4,138	4,281	3,159
C1 cost	$41,096	42,927	39,654	—	25	247	41,096	42,952	39,901
Gold sales (oz)	24,860	37,239	33,585	—	107	409	24,860	37,346	33,994
C1 cost per ounce ($/oz)	$1,653	1,153	1,181	—	234	604	1,653	1,150	1,174

AISC per ounce

We define AISC as the sum of C1 cost, sustaining capital expenditure, administrative expenses, and silver by-product credit. We define sustaining capital expenditure as capital expenditures which are necessary to maintain current gold production and execute our current mines plans. Unless otherwise specified, our sustaining capital expenditures are determined based on our additions to property, plant and equipment in any given reporting period, and are inclusive of additions included in trade payables. The silver by-product credit represents small quantities of silver which are extracted during the gold production process and sold together with gold bullion. The silver by-product credit is calculated based on a specified sale price for the by-product, which is exclusive of sale price for gold bullion. Sales of the silver by-product are reported as “Silver sales” within the notes to our consolidated financial statements. AISC per ounce is calculated as the AISC divided by the ounces of gold sold. We use this metric to measure the cost of extracting an ounce of gold and measure the efficiency of our mining operations. The table below presents our AISC per ounce, reconciled to our Production cost, which is the most comparable IFRS measure, for the periods indicated.

	How Mine			Redwing Mine				Mazowe Mine						Corporate Overhead				Total
($ in thousands, unless	Year ended December 31,			Year ended December 31,				Year ended December 31,						Year ended December 31,				Year ended December 31,
otherwise indicated)	2025	2024	2023	2025		2024	2023	2025		2024		2023		2025		2024	2023	2025	2024	2023
Production cost (IFRS)	$36,958	$38,648	$36,501		$—	$23	$241		$—		$—		$—		$—			$36,958	$38,671	$36,742
Royalties (IFRS)	4,138	4,279	3,153		—	2	6		—		—		—		—	—	—	4,138	4,281	3,159
C1 cost	41,096	42,927	39,654		—	25	247		—		—		—		—	—	—	41,096	42,952	39,901
Sustaining capital expenditure	9,070	8,394	6,481		—	—	—		—		—		—		—	—	—	9,070	8,394	6,481
Administrative expenses(1)	2,438	1,387	1,029		2,533	2,618	3,244		1,634		2,024		4,689		6,598	—	—	13,203	6,029	8,992
Silver by product credit	(55)	(64)	(32)		—	—	—		—		—		—		—	—	—	(55)	(64)	(32)
AISC	52,549	52,644	47,132		2,533	2,643	3,491		1,634		2,024		4,689		6,598	—	—	63,314	57,311	55,342
Gold sales (oz)	24,860	37,239	33,585		—	107	409		—		—		—		—	—	—	24,860	37,346	33,994
AISC per ounce ($/oz)	$2,114	$1,414	$1,403	$	NM	$24,701	$8,535	$	NM	$	NM	$	NM	$	NM	NM	NM	$2,546	$1,535	$1,628

NM – not meaningful.

(1)	The year ended December 31, 2025 total administrative expenses of $13.1 million in the above table excludes $10.2 million of non-recurring transaction expenses which are not attributable to How Mine, Redwing Mine, or Mazowe Mine. Total administrative expenses for the year ended December 31, 2024 totaled $6.0 million.

Components of Results of Operations

Revenue

Our revenue from operations is comprised primarily of the sale of gold. Additional revenues from operations include royalties received from third-party miners contracted to mine surface level ore (additional revenue was $0 in 2025). All revenues recognized from the sale of gold are attributable to a single customer, Fidelity Gold Refinery, LTD.

Production costs

Production costs consist of mine labor costs, stores costs, electricity costs, bullion transportation costs, fuel issue costs, bullion refinery charges, and repairs and renewals costs.

Depreciation and amortization

Depreciation and amortization primarily consist of depreciation of property, plant and equipment involved in the extraction of gold, which are depreciated over the life of mine.

Royalties

Royalties primarily consisted of the 5% royalty paid on gold sales refined in-country remitted to the Zimbabwean government under the Mines and Minerals Act. Effective January 1, 2026, the royalties percentage increases to 10% when the gold price exceeds $5,000 per ounce.

Other income

Other income primarily consists of rehabilitation provision adjustment, milling recoveries, scrap sales, income associated with rental income as well as share of income from third party contractors.

Administrative expenses

Administrative costs primarily consist of staff costs, general and administrative charges, share-based payments, welfare costs, fines and penalties, directors’ fees, audit fees, travel, bank charges, consultancy fees and other items.

Allowance for credit losses, net of recoveries

The allowance for credit losses primarily relate to the receivables from royalty revenues recognized on the arrangements with third-party miners contracted to mine surface level ore.

Change in fair value of earnout liability

Change in fair value of earnout liability is related to the periodic remeasurement of the earnout liability at each period-end, as the earnout liability has been classified as a derivative liability under IAS 32.

Change in fair value of warrants

Change in fair value of warrants is related to the periodic remeasurement of the warrants at each period-end, as the warrants have been classified as derivative liabilities under IAS 32.

Share listing under IFRS 2

Share-listing expenses are in relation to the business combination and consist of the excess fair value of the equity interests issued to HCVI over the fair value of HCVI’s identifiable net assets.

Impairment

Our impairment costs consist of write-downs of the fair value of non-financial assets other than inventories and deferred tax assets. These costs primarily consist of impairment charges related to our capital assets including shafts, surface plant and equipment, and pre-production assets.

Foreign exchange gain

Our functional currency is the United States Dollar, and a majority of revenue was received in the United States Dollar. Foreign exchange gains primarily relate to amounts settled in local currency.

Finance cost

Our finance costs consist of interest on borrowings, the unwinding of the discount relating to the provision for rehabilitation costs, and finance charges on trade payables and other payables.

Income tax expense

We are subject to tax in multiple jurisdictions, including those in Zimbabwe, the United Kingdom, and the Cayman Islands. The tax jurisdictions in which we operate have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income in each jurisdiction, changes in the valuation allowance on our deferred tax assets, and changes in tax laws.

Results of Operations

Comparison of the results of operations for the Year Ended December 31, 2025, and December 31, 2024

The following table sets forth a summary of our consolidated results of operations for the  year ended December 31, 2025, compared to the year ended December 31, 2024.

	Year ended December 31,
(In thousands, except for percentages)	2025	2024	$ Change	% Change
Gross Revenue	$82,595	$85,882	$(3,287)	(4)%
Production costs	(36,958)	(38,671)	1,713	(4)%
Depreciation and amortization	(7,267)	(4,141)	(3,126)	75%
Royalties	(4,138)	(4,281)	143	(3)%
Gross profit	34,232	38,789	(4,557)	(12)%
Other income	777	716	61	9%
Administrative expenses	(23,403)	(20,101)	(3,302)	16%
Change in fair value of earnout liability	158,822	—	158,822	N/A
Change in fair value warrants	5,725	—	5,725	N/A
Listing expense	(65,381)	—	(65,381)	N/A
Allowance for credit losses	(23)	(13)	(10)	77%
Impairment	(240)	(5,724)	5,484	(96)%
Foreign exchange gain/(loss)	(66)	1,016	(1,082)	(106)%
Operating profit/(loss) before interest and taxation	110,443	14,683	95,760	652%
Finance cost	(1,952)	(1,522)	(430)	28%
Disposal on investment	—	—	—	N/A
Related party credit loss	—	(1,426)	1,426	(100)%
Interest income	16	14	2	14%
Financial guarantee remeasurement	—	2,746	(2,746)	(100)%
Profit/(loss) before taxation	108,507	14,495	94,012	649%
Income tax expense	(7,327)	(10,907)	3,580	(33)%
Profit/(loss) for the period	$101,180	$3,588	$97,592	2,720%

The following table provides summarized financial information for our reportable segments for the year ended December 31, 2025, compared to results for the year ended December 31, 2024.

	Year ended December 31,
(In thousands, except for percentages)	2025	2024	$ Change	% Change
How Mine
Revenue	$82,595	$85,632	$(3,037)	(4)%
Production costs	(36,958)	(38,648)	1,690	(4)%
Depreciation and amortization	(7,226)	(4,057)	(3,169)	78%
Royalties	(4,138)	(4,279)	141	(3)%

Mazowe Mine
Revenue	—	—	—	N/A
Production costs	—	—	—	N/A
Depreciation and amortization	(33)	(81)	48	(59)%
Royalties	—	—	—	N/A

Redwing Mine
Revenue	—	1,994	(1,994)	(100)%
Production costs	—	(241)	241	(100)%
Depreciation and amortization	(8)	(1)	(7)	700%
Royalties	—	(6)	6	(100)%

Revenue

Gross revenue for the year ended December 31, 2025, was $82.6 million, a decrease of 4% from $85.9 million for the year ended December 31, 2024. This decline was primarily driven by a 33% reduction in gold grade at How Mine, which fell from 2.7 g/t Au to 1.8 g/t Au. The lower production volume was significantly mitigated by a 64% increase in the average net realized gold price, which rose from $2,185 per ounce to $3,156 per ounce during the period.

Production costs

Production costs decreased slightly by 4% to $37.0 million for the year ended December 31, 2025 from $38.7 million for the year ended December 31, 2024. While tonnage remained stable at approximately 476ktpa, production costs per ounce of ore processed increased. This increase reflects the lower gold output resulting from the planned grade consolidation phase.

Depreciation and amortization

Depreciation and amortization expense increased by 75% to $7.3 million for the year ended December 31, 2025, from $4.1 million for the year ended December 31, 2024. This was largely due to significant additions to property, plant, and equipment assets mainly driven by the commissioning of the 16N7 Phase 2 shaft sinking project at the How Mine and the acquisition of buildings at the How Mine during the year ended December 31, 2025.

Royalties

Our royalties expense decreased by $0.1 million, or 3%, to $4.1 million for the year ended December 31, 2025, from $4.3 million for the year ended December 31, 2024, in line with our sales of gold extracted from How Mine. Royalties represented approximately 5% of our revenue for the years ended December 31, 2025, and 2024.

Other income

Other income increased by $0.1 million, or 9%, to $0.8 million for the year ended December 31, 2025, compared to $0.7 million in 2024. There were decreased milling recoveries and a reduction in royalties received from third-party miners using the Mazowe mine production facilities which were offset by an increase in the rehabilitation provision.

Administrative expenses

Administrative expenses rose 16% to $23.4 million for the year ended December 31, 2025 from $20.1 million during the year ended December 31, 2024. This increase reflects that there were $10.2 million in non-recurring transaction expenses related to the Nasdaq listing and business combination compared to $7.2 million for the year ended December 31, 2024.

Share-listing expenses under IFRS 2

Since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to HCVI as consideration over the fair value of HCVI’s identifiable net assets was recognized as listing expense in the amount of $65.4 million in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2025. The fair value of the equity interests was measured at the closing market price of HCVI’s publicly traded shares on June 5, 2025, which was $11.40 per share.

Fair value impacts of warrants and earnout

Warrants

In connection with the closing of the Business Combination, the Company issued warrants to replace each of the then outstanding warrants of HCVI (“SPAC Warrants”), effectively converting each SPAC Warrant into a right to acquire Ordinary Shares. Classified as derivative liabilities under IAS 32, these warrants reflected changes in fair value in earnings. For the year ended December 31, 2025, a gain of $5.7 million was recorded due to fluctuations in the fair value of SPAC Warrants.

Earnout shares

Following the Business Combination, the Former Greenstone Shareholders may receive up to 30 million additional Ordinary Shares over eight years, contingent upon achieving specific operational and valuation milestones. This earnout arrangement is classified as a derivative financial liability and will be revalued each reporting period, with changes recorded in profit or loss. As of December 31, 2025, the earnout liability was recognized at a total fair value of $9.9 million. By December 31, 2025, the fair value of the earnout liability decreased to $9.9 million, reflecting a remeasurement gain of $158.8 million due to changes in the expected achievement of milestones and stock price fluctuations.

Impairment

Our impairment costs consist of write-downs of non-financial assets other than inventories and deferred tax assets. This impairment ($0.2 million during the year ended December 31, 2025) primarily consists of the write-down of the rehabilitation provision related to Mazowe.

Foreign exchange loss and gain

Foreign exchange loss was $0.1 million during the year ended December 31, 2025, compared to a gain of $1 million during the year ended December 31, 2024, driven by fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Company’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZiG. The Zimbabwean dollar has experienced many fluctuations due to economic factors, hyperinflation, and monetary policy decisions made by the Zimbabwean government and the Reserve Bank of Zimbabwe.

Operating profit

Operating profit before interest and taxation during the year ended December 31, 2025 was a gain of $110.4 million compared to a operating profit of $14.7 million for the year ended December 31, 2024, an increase of approximately 652%. The Company’s increase in profit for the period was driven by gross profit of $34.2 million, reflecting revenue of $82.6 million partially offset by production costs of $37.0 million, depreciation and amortization of $7.2 million and royalties of $4.2 million. Operating profit was further impacted by non-recurring transaction costs of $10.2 million included in administrative expenses, a one-time non-cash listing expense of $65.4 million, a net fair value gain on warrant of $5.7 million, and net fair value gains on earnout liability of $158.8 million (gain due to remeasurement). While gold production volumes declined, the impact was mitigated by significantly higher gold prices, which reached approximately $4,481 per ounce in December 2025.

Finance Costs

Finance costs increased by $0.4 million to $2.0 million during the year ended December 31, 2025 compared to $1.6 million during the year ended December 31, 2024 driven by an increase in borrowings.

Comparison of the results of operations for the Year Ended December 31, 2024, and December 31, 2023

The following table sets forth a summary of our consolidated results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023.

	Year ended December 31,
(In thousands, except for percentages)	2024	2023	$ Change	% Change
Gross Revenue	$85,882	$65,063	$20,819	32%
Production costs	(38,671)	(36,742)	(1,929)	5%
Depreciation and amortization	(4,141)	(2,705)	(1,436)	53%
Royalties	(4,281)	(3,159)	(1,122)	36%
Gross profit	38,789	22,457	16,332	73%
Other income	716	3,915	(3,199)	(82)%
Administrative expenses	(20,101)	(8,992)	(11,109)	124%
Change in fair value of earnout liability	—	—	—	N/A
Change in fair value warrants	—	—	—	N/A
Listing expense	—	—	—	N/A
Allowance for credit losses	(13)	(1,283)	1,270	(99)%
Impairment	(5,724)	—	(5,724)	N/A
Foreign exchange gain/(loss)	1,016	1,458	(442)	(30)%
Operating profit/(loss) before interest and taxation	14,683	17,555	(2,872)	(16)%
Finance cost	(1,522)	(2,415)	893	37%
Disposal on investment	—	(41)	41	100%
Related party credit loss	(1,426)	(6,818)	5,392	(79)%
Interest income	14	114	(100)	(88)%
Financial guarantee remeasurement	2,746	486	2,260	465%
Profit/(loss) before taxation	14,495	8,881	5,614	63%
Income tax expense	(10,907)	(5,254)	(5,653)	108%
Profit/(loss) for the period	$3,588	$3,627	$(39)	(1)%

The following table provides summarized financial information for our reportable segments for the year ended December 31, 2024, compared to results for the year ended December 31, 2023.

	Year ended December 31,
(In thousands, except for percentages)	2024	2023	$ Change	% Change
How Mine
Revenue	$85,632	$63,069	$22,563	36%
Production costs	(38,648)	(36,501)	(2,147)	6%
Depreciation and amortization	(4,057)	(2,647)	(1,410)	53%
Royalties	(4,279)	(3,153)	(1,126)	36%

Mazowe Mine
Revenue	—	—	—	N/A
Production costs	—	—	—	N/A
Depreciation and amortization	(81)	(57)	(24)	42%
Royalties	—	—	—	N/A

Redwing Mine
Revenue	250	1,994	(1,744)	(87)%
Production costs	(23)	(241)	218	(90)%
Depreciation and amortization	(3)	(1)	(2)	200%
Royalties	(2)	(6)	4	(67)%

Revenue

Our revenue increased by $20.8 million, or 32%, to $85.9 million in 2024 from $65.1 million in 2023, primarily driven by an increase in production and the price of gold. We increased production by 8%, from 34.1 thousand to 36.7 thousand ounces, and average net realized gold prices increased by $409, from $1,776 per ounce to $2,185 per ounce, or 23%.

Revenue for the How Mine increased by $22.6 million, or 36%, to $85.6 million in 2024 from $63.1 million in 2023, primarily driven by an increase in production and the price of gold. We increased production by 9%, from 33.7 thousand to 36.6 thousand ounces, and average net realized gold prices increased by $411, from $1,774 per ounce to $2,185 per ounce, or 23%.

Nominal revenues were recognized in 2023 and 2024 for the Redwing Mine through access to surface level ore, under an arrangement with a third-party miner. These amounts aren’t reflective of the expected operating capacity of the mine.

The Mazowe Mine was inactive in 2023 and 2024 and therefore had no production or revenue.

Production costs

Our production costs, primarily attributable to the How Mine, increased by $1.9 million, or 5%, to $38.7 million in 2024 from $36.7 million in 2023, primarily driven by the total increase in tonnage milled of 5%, directionally in line with the increase in production of 8%. Production costs accounted for approximately 45% of our revenue in 2024, as opposed to 56% of our revenue in 2023.

Depreciation and amortization

Our depreciation and amortization expense increased by $1.4 million, or 53%, to $4.1 million in 2024 from $2.7 million in 2023, primarily related to updated LOM and rehabilitation costs estimates that resulted in additions to property, plant and equipment assets. Depreciation accounted for approximately 5% of our revenue in 2024, as opposed to 4% of our revenue in 2023.

Royalties

Our royalties expense increased by $1.1 million, or 36%, to $4.3 million in 2024 from $3.2 million in 2023, primarily driven by increased royalties paid on increased revenues from sales of gold extracted from the How Mine. Royalties accounted for approximately 5% of our revenue in 2024 compared to 5% in 2023.

Other income

Our other income decreased by $3.2 million, or 82%, to $0.7 million in 2024 from $3.9 million in 2023, primarily driven by decreased milling recoveries and royalties income from third parties using the Mazowe mine production facilities.

Administrative expenses

Administrative expenses increased by $11.1 million in 2024, or 124%, to $20.1 million in 2024 from $9.0 million in 2023, primarily driven by an increase in general and administrative costs, staff costs, and fuel.

Allowance for credit losses

Our allowance for credit losses decreased by $1.3 million in 2024, or 99%, to $0.0 million in 2024 from $1.3 million in in 2023. The 2023 balance related to a subcontracting arrangement through which the Company earned a royalty on precious metals extracted by a third-party miner from the Redwing mine.

Impairment

Our impairment loss for 2024 was $5.7 million related to updated LOM and rehabilitation cost estimates which led to additions to property, plant and equipment assets, of which $5.4 million was immediately impaired as it related to the suspended and impaired Redwing and Mazowe mines. The remaining $0.3 million was attributable to the impairment of plant equipment at Mazowe mine. We did not impair any assets in 2023.

Foreign exchange gain

Foreign exchange gain decreased by $0.4 million, or 30%, to $1.0 million in 2024 from $1.5 million in 2023, primarily driven by fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Company’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZWL. The Zimbabwean dollar has experienced many fluctuations due to economic factors, hyperinflation, and monetary policy decisions made by the Zimbabwean government and the Reserve Bank of Zimbabwe.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash from operating activities, cash on hand, and debt.

As of December 31, 2025, our current liabilities due within one year consisted of trade and other payables of $37.9 million, current tax payable of $6.6 million, excise tax payable of $3.6 million, and borrowings of $3.2 million and amounts due to related parties of $2.3 million. This represents a total of $53.6 million of liabilities due within one year, compared to a total of $46.0 million due within the same period as of December 31, 2024. Our current assets as of December 31, 2025, totaled $16.2 million, compared to $9.0 million as of December 31, 2024 mainly attributable to the excise duty indemnification of $3.6 million.

The Group has historically been profitable, generating positive net earnings and positive operating cash flows, and able to satisfy its obligations when due. Management anticipates that the Group will continue to be able to meet its liquidity requirements based on the Group’s cash flows projections, indicating the same for the next two years. The Group’s cash flows projections indicate working capital improvements over the next two years resulting from the Group’s planned increase in gold production at How Mine which, in tandem with rising gold prices, may result in increased profitability and increased cash flows. Profit as of December 31, 2025 is driven by the gross profit representing $34.2 million partly offset by the non-recurring transaction costs, representing $10.2 million included in administrative expenses, and the non-cash listing transactions (shares listing expense (non-recurring), earnout and warrants) representing $99.1 million.

In October 2025, Bulawayo Mining Company (Private) Limited entered into a new $8.5 million Facility Agreement (the “2025 Facility”) with African Banking Corporation of Zimbabwe Limited (ABC Banc) to fund capital expenditure and working capital, replacing the December 2024 facility. The 2025 Facility carried over the existing term loan with ABC Banc with over $3.5 million of existing borrowings (the “Existing Term Loan Facility”) and a maturity of March 31, 2028 and created three new facilities: (i) a $2.5 million term loan facility (the “New Term Loan Facility”); (ii) a $1.0 million overdraft facility (the “Overdraft Facility”); and (iii) a $1.5 million promissory notes facility (“Note Facility” and, together with the Existing Term Loan Facility, the New Term Loan Facility, and the Overdraft Facility, the “Facilities”). The New Term Loan Facility has a maturity of twenty-four (24) months from the date of drawdown, the Overdraft Facility is available until July 31, 2026, and the Note Facility has a maturity of twelve (12) months from the date of drawdown.

The 2025 Facilities provides for restrictive covenants, including limitations on additional debt, the maintenance of a debt service cover ratio, and limitations on certain liens. The interest rate on outstanding borrowings under the Existing Term Loan Facility, the New Term Loan Facility and the Overdraft Facility is based on the base lending rate quoted by ABC Banc. The 2025 Facility is secured by a $15 million deed of hypothecation over the mining lease of the How Mining Company and a lien over certain plant and equipment with a cession of insurance over such assets and a limited guarantee from Namib Minerals of $8.5 million.

As of the date of this Report, the Group had contractual capital commitments of $6.6 million relating primarily to the implementation of its enterprise resource planning system, being Microsoft Dynamics 365, feasibility studies at Redwing and Mazowe Mines, which are required to support the planned resumption of operations, equipment at How Mine to support operations and short term leases which are immaterial.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Year ended December 31,
(In thousands)	2025	2024	2023
Net cash provided by operating activities	$13,791	$19,131	$14,921
Net cash used in investing activities	(12,392)	(10,065)	(5,625)
Net cash provided by/(used in) financing activities	795	(9,651)	(9,066)
Net increase/(decrease) in cash and cash equivalents	2,194	(585)	230
Effect of exchange rate fluctuation on cash and cash equivalents	8	(8)	(11)
Cash and cash equivalents at the beginning of year	(315)	278	59
Cash and cash equivalents, net as of period end	$1,887	(315)	278

Net cash provided by operating activities

For the year ended December 31, 2025, net cash provided by operating activities was $13.8 million, compared to $19.1 million for the year ended December 31, 2024. This decrease in cash generation was primarily driven by lower gold production volumes resulting from a 32% decline in gold grade at the How Mine, which was only partially offset by a 64% increase in the average net realized gold price.

Net cash used in investing activities

Net cash used in investing activities increased by $2.3 million, or 23%, to $12.4 million for the year ended December 31, 2025, compared to $10.1 million for the year ended December 31, 2024. This increase reflects prioritized capital expenditures for exploration and infrastructure, specifically concentrated on the How Mine capacity expansion.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $0.8 million for the year ended December 31, 2025, compared to negative $9.7 million used in financing activities for the year ended December 31, 2024. The year-over-year movement resulted primarily from $9.0 million of dividends paid in 2024 and the reclassification of $1.0 million of overdraft facilities from cash and cash equivalents to borrowings.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with IFRS. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported number of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Management periodically reviews the Company’s estimates and makes adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations will be affected.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The Company believes that its critical accounting policies reflect the more significant estimates and assumptions used in the preparation of its consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with the Company’s consolidated financial statements and the notes thereto and other disclosures included elsewhere in this this Report ..

Our significant accounting policies are described in Note 3 to our audited consolidated financial statements included elsewhere in this Report. Our critical accounting policies are described below.

Revenue Recognition

Revenue from the sale of precious metals is recognized at the point in time when control is transferred to the refinery, and the receipt of proceeds is substantially assured. We measure revenue based on the metal price at the transaction date, reflecting the consideration we are entitled to in exchange for the goods transferred.

Impairment of Financial Assets and Property, Plant, and Equipment

We assess our financial assets and property, plant, and equipment for impairment at each reporting date. This process involves judgments about whether there is observable data indicating a measurable decrease in estimated future cash flows. For financial assets, we use historical experience, external indicators, and forward-looking information to calculate expected credit losses. For property, plant, and equipment, impairment reviews are conducted when there are indications that the carrying amount may not be recoverable. The recoverable amount is based on the higher of value in use and fair value less costs to sell, which are derived from estimates of future cash flows, commodity prices, and production costs.

Depreciation and amortization

Mining assets, which includes infrastructure, property plant and equipment, and buildings used in mining production, are depreciated on a straight-line basis over the life of the mine. Estimating the quantities of economically recoverable ore reserves and mineral resources used in the life of mine estimate is inherently uncertain.

Assumptions about commodity prices, exchange rates, production costs, and recovery rates are subject to change and can significantly affect the economic viability of our reserves. These changes could impact depreciation and amortization rates, asset carrying values, and our provision for rehabilitation costs. Our estimates are based on the best available information and are reviewed periodically to reflect the latest data and economic conditions.

Provision for Rehabilitation Cost

As a mining company, we recognize a provision for rehabilitation costs when there is a present obligation under environmental laws and our social responsibility commitments to remediate environmental disturbances caused by our mining activities. The determination of these provisions is complex and requires management to make significant judgments about the future outflow of resources to settle these obligations. We estimate the costs based on current legal requirements and our understanding of the extent of the disturbance. These estimates are reviewed regularly to ensure that the carrying amount aligns with the fair value at the end of the reporting period. Any changes in the fair value estimates are recognized in profit or loss and accumulated in the rehabilitation reserve, reflecting the inherent risks and uncertainties of such obligations.

Exploration and Evaluation Assets

We recognize that the value of our exploration and evaluation assets are based in future events and circumstances, including our mining projects’ future technical feasibility and commercial viability. These assumptions may change as new information becomes available; in which case we assess if the recovery of expenditures is unlikely. The recoverable amount is dependent on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations.

New Accounting Standards

New accounting standards are described in Note 3.23 to our audited consolidated financial statements included elsewhere in this Report ..

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The primary market risk we are exposed to are the prevailing market prices of gold and silver. These prices fluctuate for many reasons, including speculative positions taken by investors or traders in gold, monetary policies announced or implemented by central banks, including the U.S. Federal Reserve, changes in the demand for gold as an investment or as a result of leasing arrangements, and changes in the demand for gold used in jewelry and for other industrial uses, including as a result of prevailing economic conditions. Generally, we sell our products at current market price and do not enter into hedging arrangements.

We operate on an international scale and engage in transactions denominated in the U.S dollar, Zimbabwean dollar, South African Rand, and more recently, ZiG. As a result, we are exposed to market risks associated with currency exchange rate fluctuations. The volatility of currency exchange rates may lead to significant fluctuations in our financial results from period to period. We recognize gains and losses from currency exchange rate movements in our financial statements, which can materially affect our net income. Operations in Zimbabwe expose us to risks related to hyperinflationary conditions. Zimbabwe has experienced significant economic challenges, including high inflation rates, currency devaluation, and currency changes evidenced by the reintroduction of the Zimbabwean dollar in 2019 as the sole legal tender, followed in 2024 by the monetary policy update requiring the ZiG to be used by all entities in Zimbabwe effective April 8, 2024. These factors contribute to a highly unpredictable operating environment, with frequent changes in monetary and exchange rate policies that can affect the stability and convertibility of the local currency. Additionally, our expenses paid in the Zimbabwean dollar, such as production labor costs, are likely to fluctuate greatly as the exchange rate between that and the U.S. dollar changes. It is important to note that while we strive to manage our currency risk effectively, there is no assurance that our efforts will fully mitigate currency and exchange risks. We analyze our sensitivity of income to foreign exchange rate changes. In this analysis, if there is a 5% strengthening or weakening of the ZiG local currency against the U.S. Dollar functional currency, we estimate that there would be either a $65,000 increase (in case of a 5% strengthening) or a $65,000 decrease (in case of a 5% weakening) to our profit for the year ended December 31, 2025

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Company Board is comprised of Tulani Sikwila; Ibrahima Tall; Siphesihle Mchunu; Dennis A. Johnson; and Tito Botelho Martins Júnior. The directors of the Company are divided into three (3) classes designated as Class I, Class II, and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the directors are to be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the Company Board is to shorten the term of any incumbent director.

The Company’s directors and executive officers are listed below.

Name	Age	Title	Class
Tulani Sikwila	46	Chief Executive Officer, Chief Financial Officer and Director	III
Ibrahima Tall	48	Director	III
Siphesihle Mchunu	36	Chief Legal Officer and Director	II
Dennis A. Johnson	65	Director	I
Tito Botelho Martins Júnior	63	Director	I

Mr. Sikwila was appointed to the role of Chief Executive Officer on March 13, 2026 in addition to his continuing role as Chief Financial Officer. Mr. Tall resigned from his role as Chief Executive Officer on March 13, 2026. Molly P. Zhang (aka Peifang Zhang) resigned as a director of the Company, effective April 1, 2026.

Tulani Sikwila. Mr. Sikwila serves as a Director, the Chief Executive Officer and the Chief Financial Officer of the Company. Mr. Sikwila was appointed to the additional role of Chief Executive Officer upon the resignation of Mr. Tall on March 13, 2026, and has served as Chief Financial Officer since June 2025. Mr. Sikwila has over 20 years of experience in finance, accounting, audit, tax, compliance, investment management, and corporate finance, with long-standing service to the Company and its predecessor companies. Prior to joining Namib Minerals, Mr. Sikwila served as Chief Financial Officer and Group Financial Controller of Metallon Corporation Limited from May 2005 to April 2025, where he was responsible for investment management, corporate finance, tax, compliance, financial reporting, treasury, budgeting, audit, and broader operational finance leadership. He also served as a director of Gold and General, a private company, from January 2012 to May 2024, leading corporate due diligence, valuation, modelling and transaction support. Mr. Sikwila previously worked as an Audit Senior at Ernst & Young in Zimbabwe from April 2001 to April 2005. Mr. Sikwila is a Chartered Accountant of England and Wales (ICAEW ACA), a Chartered Accountant (South Africa) (CA(SA)), holds an Executive M.Sc. in Finance from HEC Paris, a Diploma in Management Accounting and Financial Management from CIMA, a Bachelor of Accounting Science (Honours) from the University of South Africa, and a Bachelor of Commerce in Accounting from Rhodes University. Mr. Sikwila also serves as a director of Metallon Corporation Limited and Standard Telecom Congo, both private companies.

Ibrahima Tall. Mr. Tall serves as a Director and, until his resignation on March 13, 2026, served as the Chief Executive Officer of the Company. Mr. Tall holds a master’s degree in civil engineering from Ecole Hassania des travaux Publics (EHTP) of Casablanca Morocco and has over 24 years of experience in mining operations and management in West and South Africa. Mr. Tall joined the Company and its predecessor companies in January 2019 as Chief Operating Officer and served as Chief Executive Officer from June 2022 to March 13, 2026. Prior to his time at the Company, Mr. Tall served in various management roles at Semafo and Managem. Mr. Tall also serves as a director of Standard Telecom Congo, a private company.

Siphesihle Mchunu. Mr. Mchunu serves as a Director and the Chief Legal Officer of the Company. Mr. Mchunu holds a Master of Laws from the University of Cape Town and a Bachelor of Laws from the University of Johannesburg and has over ten years of experience with a focus in energy, infrastructure, and mining. Mr. Mchunu joined the Company and its predecessor companies as its General Counsel in June 2020 and is responsible for managing the Company’s legal affairs. Prior to his time at the Company, Mr. Mchunu worked as an associate and/or senior associate at Poswa Incorporated, Routledge Modise (formerly Eversheds), and Hogan Lovells in South Africa. Mr. Mchunu also serves as a director of Standard Telecom Congo and Hatim Financial Solutions (Pty) Ltd, both private companies.

Dennis A. Johnson. Dennis A. Johnson serves as a Director of the Company and the chairperson of our audit committee. Mr. Johnson is also a member of the compensation committee and the nominating and corporate governance committee. Mr. Johnson graduated from Virginia Commonwealth University School of Business with a master’s degree in finance and the Virginia Military Institute with a bachelor’s degree in economics and is a Chartered Financial Analyst (“CFA”) Charter-holder. Mr. Johnson has over 40 years of experience as a global finance and investment executive and has served on the board of directors and as board committee chair for both public and private companies. He served as Managing Director at Citigroup from 1994 to 2005, Head of Global Corporate Governance for California Public Employees’ Retirement System (“CalPERS”), the largest public pension fund in the U.S., from 2005 to 2008, and non-executive director and member of the nominating & governance and compensation committees for Texas Industries (NYSE-TXI), one of the largest publicly traded cement and aggregates companies in the U.S. from 2009 to 2010. Mr. Johnson was also previously appointed to the SEC Investor Advisory Committee by SEC Chair Mary Shapiro. Mr. Johnson served as the Chief Investment Officer at TIAA, a Fortune 500 financial services company, from 2016 to 2018, and then served as Chief Strategy Officer at Public Investment Fund the sovereign wealth fund for the Kingdom of Saudi Arabia, from 2018 to 2020 and was based in Riyadh. Most recently, Mr. Johnson served as non-executive director and executive committee member for EasyKnock, a venture capital-backed fintech company, from 2023 to 2024 and was non-executive director and Chair of the audit committee for Glass Lewis & Company from 2022 to 2024. Mr. Johnson also served six years as an officer in the U.S. Army Reserve receiving an honorable discharge.

Tito Botelho Martins Júnior. Tito Botelho Martins Júnior serves as a Director of the Company and the chairperson of our nominating and corporate governance committee. Mr. Martins is also a member of the audit committee and compensation committee. Mr. Martins holds a Bachelor of Economics from the Federal University of Minas Gerais and an MBA from the IEAD Federal University of Rio de Janeiro, Brazil. He is a Certified Director with the National Association of Corporate Directors and has over 35 years of executive experience in the metals, mining, logistics, and energy sectors. Mr. Martins served in many executive positions at Vale S.A. from 1984 to 2003 and as Chief Executive Officer of Caemi Mineração Metalurgia from 2003 to 2006. Mr. Martins served in a variety of roles at Vale S.A. from 2006 to 2012, including most recently as Chief Financial Officer and Investor Relations Officer. From 2012 to 2021, Mr. Martins served as Chief Executive Officer and President of Nexa Resources SA (formerly Votorantim Metais) where he led the company’s initial public offering and listing on the New York Stock Exchange and the Toronto Stock Exchange. He was also Director of Cia Brasileira de Aluminio CBA, a private company, and Nexa Peru and Nexa Resources Atacocha, both public companies listed on the Lima Stock Exchange. Mr. Martins founded Kaiau Consultoria, a business and strategy consulting company, in 2022 and continues to serve as a Senior Advising Consultant. Mr. Martins currently serves as a director of Akasha Inc. and Capzul Corporation, both private companies.

B. Compensation

Our compensation committee and the Company Board, as applicable, will make decisions with respect to the compensation of our executive officers and senior management team, including our named executive officers.

Each of our executive officers entered into employment agreements with us. Each employment agreement provides for a base salary and eligibility for bonuses and equity compensation as well as certain non-competition and non-solicitation covenants post-termination. Each of our executive officers’ employment is at-will, and any termination other than for death, disability or cause, as defined in the employment agreement, will entitle such executive officer to severance benefits consisting principally of a lump sum payment equal to six months base salary and, if such individual was participating in the Company’s health insurance, continuing health care coverage for up to six months.

For the year ended December 31, 2025, our executive officers earned aggregate cash compensation of approximately $1.40 million. The aggregate compensation paid directly or indirectly or accrued to our executive officers consisted of salaries. The Company has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers or directors as of December 31, 2025. In December 2025, each of Messrs. Tall, Mchunu, and Sikwila was granted restricted stock units (“RSUs”) pursuant to the Namib Minerals 2025 Equity Incentive Plan which will provide for the right to receive, subject to vesting and the conditions set forth therein, including continued service with the Company, 174,336, 56,504 and 92,937 Ordinary Shares, respectively. Half of the RSUs will vest on December 6, 2026, and the remainder will vest on December 6, 2027; however, Mr. Tall’s RSUs vested in full in connection with his resignation as Chief Executive Officer, as detailed below.

In December 2025, each of Messrs. Tall, Mchunu, and Sikwila was also granted performance share awards of 174,336, 56,504 and 92,937 Ordinary Shares, respectively, pursuant to the Namib Minerals 2025 Equity Incentive Plan. The actual number of Ordinary Shares that will be issued, if any, will range from 0% to 200% of the applicable award amount, depending on the price performance of our Ordinary Shares as compared to a benchmark of primarily gold mining companies from the date of grant to the date of vesting, and will be subject to the conditions set forth therein, including continued service with the Company. Each of the performance share awards will vest on December 6, 2027. Mr. Tall agreed to waive the right to his PSUs in connection with his resignation as Chief Executive Officer, as detailed below.

For the year ended December 31, 2025, our independent directors received aggregate cash compensation of approximately $0.35 million. In October 2025, each of Ms. Zhang and Messrs. Johnson and Martins was granted RSUs pursuant to the Namib Minerals 2025 Equity Incentive Plan which provide for the right to receive, subject to vesting and the conditions set forth therein, including continued service with the Company, 47,929, 38,344 and 38,344 Ordinary Shares, respectively. The RSUs vested on April 1, 2026.

On March 13, 2026, Mr. Tall resigned (the “Resignation”) as Chief Executive Officer of the Company but remained a director. In connection with the Resignation, Mr. Tall and the Company entered into a settlement agreement which provides that, among other things, Mr. Tall will release the Company from any and all claims relating to Mr. Tall’s employment with the Company, Mr. Tall will receive a cash payment of $834,416.50 and an equivalent dollar amount in ordinary shares, par value $0.0001 per share, of the Company based on the 10-day VWAP, resulting in 255,722 shares, and all of Mr. Tall’s outstanding RSUs vest, effective March 13, 2026. Mr. Tall also agreed to waive the right to his PSUs.

Ms. Zhang resigned as a director of the Company, effective April 1, 2026.

Equity Incentive Plan

The Company adopted the Namib Minerals 2025 Equity Incentive Plan in connection with the Closing of the Business Combination, a copy of which is filed as an exhibit to this Report. Under the 2025 Equity Incentive Plan, the Company may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent. We anticipate that equity-based awards for our directors and named executive officers will be awarded in future years under the Equity Incentive Plan.

We filed a registration statement on Form S-8 under the Securities Act that registered the 5,367,742 Ordinary Shares reserved for issuance under our 2025 Equity Incentive Plan. The Ordinary Shares covered by such registration statement are eligible for sale in the public markets, subject to vesting restrictions and any applicable holdings periods and Rule 144 limitations applicable to affiliates.

C. Board Practices

Independence of our Board of Directors

The Company Board has determined that Dennis A. Johnson and Tito Botelho Martins Júnior are “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules and that each satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing requirements of Nasdaq applicable to audit committee members. We intend on appointing one additional independent director within one year of the Closing Date so that a majority of the Company Board will be independent, consistent with the applicable “phase-in” period pursuant to the rules of Nasdaq. The Company Board has an independent audit committee, nominating committee, and compensation committee.

Directors may be appointed and removed by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting. A director may be removed by a resolution passed by all of the other directors at a meeting of the directors, or by written notice from all of the other directors. Each of our directors holds office until he or she resigns or is vacated from office.

Our board is divided into three (3) classes designated as Class I, Class II and Class III, respectively serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors. Tito Botelho Martins Júnior and Dennis A. Johnson are Class I directors and will serve until our annual meeting in 2026. Siphesihle Mchunu is a Class II director and will serve until our annual meeting in 2027. Ibrahima Tall and Tulani Sikwila are Class III directors and will serve until our annual meeting in 2028.

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:

●	selecting, retaining, overseeing, compensating, evaluating and terminating our independent registered public accounting firm;

●	assessing our independent registered public accounting firm their independence from management;

●	reviewing and discussing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our compensation committee consists of Tito Botelho Martins Júnior and Dennis A. Johnson, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. The Company Board adopted a written charter for the compensation committee, which is available on the Company’s website. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	setting and overseeing our executive compensation policy;

●	reviewing and approving annually the corporate goals and objectives related to the CEO’s compensation, evaluating the CEO’s performance of and approving the CEO’s compensation;

●	reviewing and approving the compensation of all other officers and all employment agreements and severance arrangements with our executive officers;

●	overseeing our equity-based compensation plans;

●	reviewing and approving executive employment agreements, severance policies, and change-in-control arrangements;

●	making recommendations to our board of directors regarding the compensation of our directors; and

●	retaining and overseeing any compensation independent advisors.

Our compensation committee consists of Tito Botelho Martins Júnior, Molly P. Zhang, and Dennis A. Johnson, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Molly P. Zhang serves as chairperson of our compensation committee. The Company Board adopted a written charter for the compensation committee, which is available on the Company’s website. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

●	evaluating the qualifications of potential directors proposed for appointment;

●	identifying and recommending individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

●	reviewing succession planning for our Chief Executive Officer and other executive officers;

●	recommend to our board of directors the structure of our board of directors and its committees and corporate governance principles;

●	leading the annual performance evaluation of our board of directors; and

●	retaining and overseeing independent governance advisors.

Our nominating and corporate governance committee consists of Dennis A. Johnson and Tito Botelho Martins Júnior, each of whom qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating corporate governance committee membership. Tito Botelho Martins Júnior serves as chairperson of our nominating and corporate governance committee. The Company Board adopted a written charter for the nominating and corporate governance committee, which is available on the Company’s website. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to the Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the Company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the Company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Company Organizational Documents or alternatively by shareholder approval at general meetings.

The Company Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of Ordinary Shares in our company, including the registration of such shares in our share register.

Risk Oversight

The Company Board is responsible for overseeing our risk management process. The Company Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Business Conduct and Ethics

The Company Board has adopted a Code of Business Conduct and Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Business Conduct and Ethics is available on the Company’s website. In addition, the Company has posted on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website.

D. Employees

Information regarding the employees of the Company is included in the Form F-4 under the section entitled “Item 4.B. Business Overview — Human Resources Capital” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of March 25, 2026 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of March 25, 2026 through the exercise of any option, warrant or any other right. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 54,482,657 Ordinary Shares outstanding on March 25, 2026.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Unless otherwise noted, the business address of each of our directors and officers is Namib Minerals, Suite 210, 2nd Floor, Windward III, Regatta Office Park, P.O. Box 500, Grand Cayman, Cayman Islands, KY1-1106.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
Tulani Sikwila(1)	4,838,126	8.9%
Siphesihle Mchunu(2)	977,399	1.8%
Ibrahima Tall(3)	2,384,856	4.4%
Dennis A. Johnson(4)	38,594	*
Tito Botelho Martins Júnior(5)	38,344	*
All directors and executive officers as a group (5 individuals)	8,277,319	15.2%
Five Percent Holders:
Tulani Sikwila(1)	4,838,126	8.9%
Mzilikazi Godfrey Khumalo(6)	4,886,996	9.0%
Hennessy Capital Partners VI LLC(7)	5,054,217	9.3%
The Southern SelliBen Trust(8)	34,208,973	62.8%

Notes: —

*	Less than 1%.
(1)	Represents Ordinary Shares held by The NostroHeritage Foundation, and Tulani Sikwila exercises sole voting and dispositive power over such securities.
(2)	Represents Ordinary Shares held by The Red Richmond Foundation, and Siphesihle Mchunu exercises sole voting and dispositive power over such securities.

(3)	Represents (i) 1,954,798 Ordinary Shares held by The South Rivers Foundation, which Ibrahima Tall exercises sole voting and dispositive power over such securities, (ii) 174,336 Ordinary Shares that will be issued directly to Mr. Tall as a result of his RSUs that vested upon his resignation as CEO pursuant to the related Settlement Agreement (the “Settlement Agreement”) with the Company, and (iii) 255,722 Ordinary shares that will be issued to Ibrahima Tall pursuant to the Settlement Agreement.
(4)	Represents 38,344 Ordinary Shares that will be issued pursuant to his RSUs that vested on April 1, 2026 and 250 Ordinary Shares that are held directly.
(5)	Represents 38,344 Ordinary Shares that will be issued pursuant to his RSUs that vested on April 1, 2026.
(6)	Based on information provided in a Schedule 13D filed with the SEC on June 11, 2025. The address of Mr. Khumalo is Francois-Bellot 6, 1206 Geneva, Switzerland.
(7)	Based on information provided in a Schedule 13G/A filed with the SEC on November 14, 2025. The Schedule 13G/A reports an aggregate of (i) 2,595,000 Ordinary Shares held by Hennessy Capital Partners VI LLC, (ii) 2,359,217 Ordinary Shares that Hennessy Capital Partners VI LLC has the right to acquire upon exercise of Warrants, and (iii) 100,000 Ordinary Shares Hennessy Capital Group LLC has the right to acquire upon the exercise of Warrants. According to the Schedule 13G/A, the holder’s business address is 195 US Hwy 50, Suite 207, Zephyr Cove, NV 89448.
(8)	Based on information provided in a Schedule 13D/A filed with the SEC on July 29, 2025 and information provided to us. The address of the Southern SelliBen Trust (the “Trust”) is Cone Marshall Limited, Floor 3, 32 Mahuhu Crescent, Auckland Central, New Zealand. 1,676,240 of the Ordinary Shares held by the Trust are held for the benefit of a creditor, and the Trust is prohibited from disposing of the shares but is generally not limited from voting such securities. The voting and dispositive power with respect to the securities held by the Trust is exercised by its trustee, Three Rivers PTC Limited (“Three Rivers”). Decisions at Three Rivers are made by majority decisions of a board of four directors which includes Tulani Sikwila, our Chief Executive Officer, Chief Financial Officer and Director. None of the directors of Three Rivers has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any securities held by the Trust. Mr. Sikwila, in his role as a director of Three Rivers, disclaims any beneficial ownership of the securities held by the Trust. The assets held by the Trust are held for the benefit of Mr. Khumalo’s family. Mr. Khumalo is the settlor of the Trust but has no voting or dispositive power over the securities held by the Trust.

Each outstanding Ordinary Share is entitled to one vote for each share held of record on all matters to be voted on by shareholders. None of the holders of Ordinary Shares have different voting rights from the other holders. We are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control.

As of March 25, 2026, we had 14 shareholders of record, seven of whom were located in the United States. One of the shareholders located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held in aggregate approximately 9.5 million Ordinary Shares, representing approximately 17.4% of our outstanding Ordinary Shares. The other shareholders located in the United States held approximately 2.7 million Ordinary Shares in aggregate, representing approximately 5.0% of our outstanding Ordinary Shares.

The Trust owns approximately 62.8% of our outstanding Ordinary Shares representing approximately 62.8% of Namib Minerals’ total voting power, as indicated in the beneficial ownership table above.

B. Related Party Transactions

Relationship with the SelliBen Trust

The SelliBen Trust owns approximately 63% of the issued and outstanding Ordinary Shares. Three Rivers PTC Limited (“Three Rivers”) is the trustee of the SelliBen Trust, and Tulani Sikwila, our Chief Executive Officer, Chief Financial Officer and Director, is one of four members of the board of directors of Three Rivers. Tulani Sikwila and our other executive officers, Ibrahima Tall and Siphesihle Mchunu, are directors of Standard Telecom Congo, private company and indirect majority-owned subsidiary of the SelliBen Trust.

The Issuance of Earnout Shares Pursuant to the Business Combination Agreement

The Business Combination Agreement provides that, during the Earnout Period, the Company is obligated to issue, in addition to the Ordinary Shares issued at the Closing, up to 30.0 million Ordinary Shares to the Former Greenstone Shareholders, including the SelliBen Trust, entities controlled by our executive officers, and Khumalo, a holder of greater than 5% of our Ordinary Shares, upon and subject to achievement of the following milestones:

(i)	1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Mazowe Mine;

(ii)	4.0 million Ordinary Shares, if the Mazowe Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting);

(iii)	1.0 million Ordinary Shares, when the Company delivers a bankable feasibility study for the Redwing Mine;

(iv)	4.0 million Ordinary Shares, if the Redwing Mine reaches commercial production (i.e., the production of the first gold bar after processing and smelting); and

(v)	10.0 million Ordinary Shares, if the net present value of certain exploration projects in the DRC, as identified in a bankable feasibility study, is greater than or equal to $1.0 billion, with an additional 10.0 million shares if such net present value is greater than or equal to $2.0 billion

Upon the occurrence of a change of control (as defined in the Business Combination Agreement) of the Company during the Earnout Period, then all milestones described above will be deemed to have been satisfied and all Earnout Shares that have not been previously issued will be issued to the Former Greenstone Shareholders effective as of immediately prior to the consummation of such change of control. A copy of the Business Combination Agreement has been filed as an exhibit to this Report.

Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the SelliBen Trust, Red Rock, and Greenstone entered into a shareholder support agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the SelliBen Trust agreed to (a) vote all shares of Greenstone held by the SelliBen Trust in favor of the Business Combination Agreement, the Business Combination and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Business Combination in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) adopt prior to the Closing a written resolution approving the Business Combination Agreement and the other transaction documents and approving the Business Combination and adopting the Company Organizational Documents to be in effect as of the Closing, (c) take all actions reasonably necessary to consummate the Business Combination, and (d) not transfer any shares of Greenstone held by the SelliBen Trust, subject to certain exceptions. The Shareholder Support Agreement terminated in connection with Closing.

Registration Rights and Lock-up Agreement

On the Closing Date and in connection with the Business Combination, the Company, the Initial Shareholders, and certain Former Greenstone Shareholders, consisting of the SelliBen Trust, Khumalo and entities controlled by our executive officers (collectively, the “Holders”) entered into the Registration Rights and Lock-up Agreement pursuant to which, among other things, the Company granted the Holders customary demand and piggyback registration rights. In addition, the Holders, other than Khumalo, agreed not to transfer for a period of 12 months after the Closing any equity in the Company acquired by such person in connection with the Business Combination (such equity, “Lock-up Shares”), subject to certain exceptions, including the transfer of the Sponsor Warrants (and the Ordinary Shares underlying such Warrants), the Polar Shares, and 800,000 Ordinary Shares initially held by the SPAC Sponsor, provided that (x) 50% of the Lock-up Shares will be released on such date on which the last reported sale price of the Ordinary Shares equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Lock-up Shares will be released on the date on which the last reported sale price of the Ordinary Shares equals or exceeds $15.00 per Ordinary Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date. A copy of the Registration Rights and Lock-up Agreement has been filed as an exhibit to this Report.

Of the issued and outstanding Ordinary Shares, 44,999,296 are subject to the transfer restrictions contained the Registration Rights and Lock-up Agreement. The transfer restrictions of the Registration Rights and Lock-up Agreement do not apply to, among other exceptions, the securities held by Khumalo, the Polar Shares, transfers of the Sponsor Warrants (including any Ordinary Shares issuable upon the exercise of any such warrant), and transfers of an aggregate of 800,000 Ordinary Shares initially held by the SPAC Sponsor at Closing. A copy of the Registration Rights and Lock-up Agreement has been filed as an exhibit to this Report.

Agreement for the Purchase of BMC

Greenstone entered into a Share Purchase Agreement, dated June 17, 2024, as amended on January 17, 2025 (the “BMC Purchase Agreement”), with Metallon Corporation Limited, a company incorporated in England and Wales and undergoing insolvency proceedings (the “Administration”) in the U.K. (“Metallon”), the appointed administrators of Metallon (the “Administrators”), Khumalo, and the SelliBen Trust (together with Khumalo, the “Guarantors”), pursuant to which, among other things, Metallon sold all of the shares of BMC to Greenstone in exchange for consideration of approximately £53.2 million (the “Purchase Price”) to be paid by the Guarantors. The Guarantors controlled an aggregate of 84% of Metallon prior to its administration. Under the terms of the BMC Purchase Agreement, the Guarantors have agreed to indemnify and keep the Administrators, Metallon, and Greenstone fully indemnified, for a period of six years, against any and all claims or expenses arising directly or indirectly in connection with the purchase of BMC pursuant to the BMC Purchase Agreement.

Under the BMC Purchase Agreement, the Guarantors are responsible for payment of the Purchase Price, which to date has not been satisfied. However, certain Ordinary Shares held by the SelliBen Trust are held as security for the Guarantors’ obligations under the BMC Purchase Agreement. Notwithstanding the outstanding obligations of the Guarantors, Greenstone is the registered owner of all of the shares of BMC in accordance with the terms of the BMC Purchase Agreement. The Administration may not be completed until, among other things, the Purchase Price has been satisfied and all third-party creditor liabilities of Metallon have been discharged in accordance with and in satisfaction of the Administration. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential that may have a material adverse effect on the Company’s assets and operations.”

Guarantors’ Indemnification

The Guarantors have agreed to indemnify the Company, Greenstone, and their respective officers and directors in connection with any actions of the Guarantors or their affiliates taken prior to the Closing. Any claims made by the liquidator of a former majority shareholder of Metallon (which was under common control with Metallon) relating to such actions are expressly included in the scope of the indemnity. See “Item 3.D. Risk Factors — Risks Related to Our Business, Operations and Industry — Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims that may have a material adverse effect on the Company’s assets and operations.”

Guarantee of Metallon Debt by BMC

In September 2023, BMC granted a security interest in all of the shares of Gold Fields of Mazowe (UK) Limited, which holds all of the shares of the Mazowe Mining Company, in connection with a guarantee of certain outstanding debt of Metallon owed to Africorp Solutions and Advisory (PTY) Ltd. The security interest was released and the guarantee was terminated in June 2024. See Note 32 “Financial Guarantee” of our consolidated audited financial statements included elsewhere in this Report.

Guarantee of How Mining Debt by Metallon

On December 1, 2021, Bulawayo Mining Company (Private) Limited, a wholly owned subsidiary of the Company (the “How Mining Company”), entered into a $4 million Facility Agreement (the “2021 Facility”) with African Banking Corporation of Zimbabwe Limited (“ABC Banc”) which was guaranteed by Metallon (the “Metallon Guarantee”). On July 8, 2024, the How Mining Company entered into a $1 million overdraft Facility Agreement (the “Overdraft Facility”) with ABC Banc. On December 9, 2024, the How Mining Company entered into a $4 million Facility Agreement (the “2024 Facility”) with ABC Banc that was guaranteed by the Metallon Guarantee and replaced both the 2021 Facility and the Overdraft Facility. The aggregate borrowings of $1.5 million outstanding under the 2021 Facility and the Overdraft Facility were rolled into the 2024 Facility, and the 2024 Facility provided an additional $4.0 million available to be drawn. On October 15, 2025, the How Mining Company entered into a $8 million Facility Agreement (the “2025 Facility”) with ABC Banc that replaced the 2024 Facility. The 2025 Facility is guaranteed by the Company and not by the Metallon Guarantee. The Metallon Guarantee was terminated.

Payment of Employees, Short-term Borrowings, and General Administrative Expenses

BMC and Metallon, or one or more of their subsidiaries or affiliates, have historically incurred various general and administrative expenses on behalf of each other. As of December 31, 2024, the Company recorded a receivable on its balance sheet of approximately $0.8 million for general administrative expenses the Company incurred on behalf of Metallon, Metallon Management Services (“MMS”), a wholly owned subsidiary of Metallon, Metallon Gold Zimbabwe (“MGZ”), an affiliate of Metallon, and Metallon Corporation Limited (US), of which Khumalo is a significant shareholder. There were no receivables recorded as of December 31, 2025. The Company recorded a liability of approximately $2.3 million and $3.4 million as of December 31, 2025 and 2024, respectively, related to historical general administrative expenses. See Note 29 “Related party balances and transactions” of the Company’s consolidated audited financial statements included elsewhere in this Report. In addition, a wholly owned subsidiary of Metallon has historically paid certain executives of the Company.

BMC also issued short-term notes to various lenders that were secured by assets pledged by MGZ. The aggregate outstanding amount of such short-term notes was $0.5 million as of December 31, 2024, and there were no amounts outstanding as of December 31, 2025.

Proceeds Related to Asset Sale

On November 1, 2022, BMC divested 100% of its equity interest in an entity which held mining rights in Zimbabwe for total consideration of $1.0 million in cash and a $7.3 million note receivable (the “Note Receivable”). BMC entered into arrangements in 2022 and 2023 with third-party purchasers to convey the Note Receivable to such third parties in exchange for cash payments (“Cash Arrangement Payments”). BMC agreed for Cash Arrangement Payments of $4.8 million and $2.2 million in 2023 and 2022, respectively, to be paid directly to Metallon to assist with its working capital needs. BMC recognized estimated credit losses of $4.8 million in 2023 and $2.2 million in 2022 for such payments due to solvency and liquidity concerns at Metallon.

Real Estate Leased and Purchased from Related Party

The How Mining Company has historically occupied residential properties owned by MGZ. Starting January 1, 2025, the How Mining Company started paying rental payments for the real estate and paid approximately $48 thousand in rent through September 30, 2025. On September 30, 2025, the How Mining Company completed the acquisition of the applicable real estate for $1.2 million. See Note 29 “Related party information” of the Company’s consolidated audited financial statements included elsewhere in this Report.

Policy for related party transactions

The Company Board adopted a written related party transaction policy (the “Policy”) that sets forth certain policies and procedures for the review and approval or ratification of related person transactions, a copy of which is included in the Corporate Governance section of the Company’s website. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website. The Policy is administered by the Company’s audit committee and requires pre-approval by the audit committee before the Company may enter into a transaction with a related party.

Under the Policy, a “related party” generally means: (i) any person who is, or at any time during the applicable period was, one of the Company’s executive officers, directors or nominee for director or any other key management personnel having authority and responsibility for planning, directing and controlling the activities of the Company; (ii) any person who is known by the Company to be the beneficial owner of more than 5% of the Ordinary Shares; (iii) any immediate family member of any of the foregoing; and (iv) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (i), (ii), (iii), or (iv) or over which such person is able to exercise significance influence (as defined therein).

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

Legal proceedings are described in the Form F-4 in the section entitled “Item 4.B. Business Overvew — Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Namib Minerals has not paid any cash dividends on its equity securities to date. The payment of cash dividends by Namib Minerals in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition. The Company Board will consider whether or not to institute a dividend policy. It is presently intended that Namib Minerals will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company Board will declare dividends in the foreseeable future. The Company Board may decide, in the future, to declare cash dividends after Namib Minerals has recommenced full operations at the Redwing Mine and the Mazowe Mine and has retained sufficient capital to fund the development and expansion of any other mines or mineral rights. However, no assurance can be made that dividends will be declared, or the timing thereof. Such decision remains within the Company Board’s discretion, subject to applicable legal, financial, and contractual requirements.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “NAMM” and “NAMMW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9A of this Report.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by the Company Organizational Documents, the Cayman Islands Companies Act and the common law of the Cayman Islands. In this section, all capitalized terms used in this section are as defined in the Company Organizational Documents, unless elsewhere defined herein.

We are authorized to issue 500,000,000 ordinary shares, of a par value of $0.0001 each. We have one class of issued ordinary shares, the Ordinary Shares, which will have identical rights in all respects and shall rank pari passu with one another in all respects. As of March 25, 2026, there were 54,482,657 Ordinary Shares issued and outstanding and 18,576,677 Warrants issued and outstanding. The Company’s Ordinary Shares and Warrants are listed on Nasdaq under the ticker symbols “NAMM” and “NAMMW,” respectively.

Ordinary Shares

General

Holders of Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this Report, none of the holders of Ordinary Shares have different voting rights from the other holders.

Unless specified in the Cayman Islands Companies Act, the Company Organizational Documents or applicable securities exchange rules, the affirmative vote of a majority of Ordinary Shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Company Organizational Documents. Such actions include amending the Company Organizational Documents and approving a statutory merger or consolidation with another company.

Holders of Ordinary Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Ordinary Shares. There is no cumulative voting with respect to the election of directors.

Dividends

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Company Board out of funds legally available therefor.

The payment of cash dividends in the future, if any, will be at the discretion of the Company Board and will depend upon such factors as revenues, earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by the Company Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of its business.

Even if the Company Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Company Board may deem relevant. In addition, the Company is a holding company and depends on the receipt of dividends and other distributions from its majority-owned entities, controlled entities and corporate joint venture to pay dividends on Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Company Board will consider, among other things:

●	our results of operations and cash flow;

●	our expected financial performance and working capital needs;

●	our future prospects;

●	our capital expenditures and other investment plans;

●	other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

●	the general economic and business conditions and other factors deemed relevant by the Company Board and statutory restrictions on the payment of dividends.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Transfers of Shares

Subject to the restrictions contained in the Company Organizational Documents, the Registration Rights and Lock-up Agreement and the rules or regulations of Nasdaq or any relevant securities laws, any shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our directors. However, our directors may, in their absolute discretion, decline to register any transfer of Ordinary Shares, subject to any applicable requirements imposed from time to time by the SEC and Nasdaq.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number),

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member,

●	confirms the number and category of shares held by each member, and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of the Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Calls on Shares and Forfeiture of Shares

The Company Board may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. If a call or instalment of a call remains unpaid after it has become due and payable the Company Board may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. If the notice is not complied with, any Ordinary Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Company Board. Such forfeiture shall include all dividends, other distributions or other monies payable in respect of the forfeited Ordinary Share and not paid before the forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Islands Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as our directors determine before the issue of the shares. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).

Directors

Voting

The Company Organizational Documents provide that our directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered) provided the nature of that interest has been disclosed to the other directors in accordance with the terms of the Company Organizational Documents. These provisions may be varied by a shareholders’ special resolution to make corresponding amendments to the Company Organizational Documents.

The above is also subject to (i) our directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the Company) and (ii) certain limited scenarios provided in the Company Organizational Documents.

Appointment and removal

The Company Organizational Documents provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Ordinary Shares are listed on a Designated Stock Exchange (as defined in the Company Organizational Documents), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions.

Our directors are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general, meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the directors are to be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the Company Board is to shorten the term of any incumbent director.

Our directors by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors, subject to the Company Organizational Documents, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. A director appointed to fill a vacancy in accordance with the Company Organizational Documents shall be of the same class of director as the director he or she replaced and the term of such appointment shall terminate in accordance with that class of director. Any director so appointed shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

We may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director. The office of a director shall be vacated if: (a) the director gives notice in writing to the Company that they resign the office of director; or (b) the director is absent (for the avoidance of doubt, without being represented by proxy or an alternate director appointed by them) from three (3) consecutive meetings of the Company Board without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; or (c) the director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or (d) is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director; or (e) the director is found to be or becomes of unsound mind; or (f) all of the other directors (being not less than two (2) in number) determine that he or she should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Company Organizational Documents or by a resolution in writing signed by all of the other directors.

Cayman Islands Corporate Law

Cayman Islands companies are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act is modeled on English law but does not follow recent English law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain material provisions of the Cayman Islands Companies Act applicable to the Company.

Mergers and Similar Arrangements

In certain circumstances, the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (i) a special resolution (usually a majority of 66 2/3% in value of the voting shares that attend and vote at a general meeting) of the shareholders of each company or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Cayman Islands Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies of the Cayman Islands will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Islands Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, and schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the Company will be the proper plaintiff in any claim based on a breach of duty owed to the Company, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

●	A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies

The Company is an exempted company with limited liability (meaning the Company’s public shareholders have no liability, as members of the Company, for liabilities of the Company over and above the amount paid for their shares) under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company Organizational Documents permits indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from dishonesty, willful default or fraud which may attach to such directors or officers. In addition, the Company may enter into indemnification agreements with the Company’s directors and executive officers that will provide such persons with additional indemnification beyond that provided in the Company Organizational Documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

General Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by law to call shareholders’ annual general meetings. The Company may (unless required by applicable securities exchange rules, as applicable under the Securities Act and/or all other applicable laws, rules and regulations) in accordance with the Company Organizational Documents hold a general meeting each year as its annual general meeting. The Company board of directors may also convene a general meeting at such time and place as they may determine. At least five clear days’ notice shall be given for any general meeting. or applicable securities exchange rules.

Certain Anti-Takeover Provisions of the Company’s Second Amended and Restated Memorandum and Articles of Association

The Company’s authorized but unissued ordinary shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

C. Material Contracts

See descriptions of the agreements set forth in “Item 7.B. Related Party Transactions,” “Item 5. Operating and Financial Review and Prospectus,” “Item 6.B. Compensation” and ” — Promissory Note” for descriptions of contracts not entered into in the ordinary course.

Promissory Note

On September 30, 2025, the Company issued a promissory note (the “Promissory Note”) with a face value of $3.5 million to Cohen & Company Securities, LLC (“Cohen”) in connection with outstanding payment obligations to Cohen for certain investment banking services provided to the Company in connection with the Business Combination. Pursuant to the terms of the Promissory Note, the Company is obligated to make monthly payments in either cash or Ordinary Shares, at the Company’s discretion, for 12 months. The first 11 monthly payments are to be in an amount equal to $300,000 and the last payment is to be $200,000. To the extent the Company elects to make payment in Ordinary Shares, the issue price of the Ordinary Shares will be calculated as the lesser of (i) 95% of the closing price on Nasdaq of the Ordinary Shares on the Trading Day immediately preceding the applicable payment date, and (ii) the arithmetic average of the Daily VWAP for the five (5) Trading Days ending on the Trading Day immediately preceding the applicable payment date. The Promissory Note also provides resale registration rights to Cohen for any Ordinary Shares issued under the Promissory Note. Cohen is restricted from selling such Ordinary Shares on any Trading Day in an amount greater than 5% of the Trading Volume, without the prior written consent of the Company. A copy of the Promissory Note has been filed as an exhibit to the Registration Statement of which this prospectus forms a part. As of March 25, 2026, the Company had issued 805,228 Ordinary Shares to Cohen pursuant to the Promissory Note.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Ordinary Shares. Exchange control approvals from the RBZ are required on the flow of funds in and out of Zimbabwe, and the Company obtained the necessary approvals from the RBZ to transfer foreign currency during 2025.

E. Taxation

U.S. Federal Income Tax Considerations

The following section is a summary of certain material U.S. federal income tax consequences generally applicable to the ownership and disposition of the Company’s Ordinary Shares and Warrants (collectively “Securities”) by U.S. holders (as defined below). This discussion addresses only those U.S. Holders that hold their Securities as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

●	financial institutions;

●	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

●	insurance companies;

●	real estate investment trusts or regulated investment companies,

●	accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements;

●	investors who are U.S. expatriates, former U.S. citizens, or former long-term residents of the United States;

●	individual retirement or other tax-deferred accounts;

●	holders liable for alternative minimum tax;

●	holders that actually, indirectly, or constructively owns 5% or more of (i) the total combined voting power of all classes of the Company’s shares or (ii) the total value of all classes of the Company’s shares;

●	tax-exempt organizations;

●	dealers in securities, commodities, or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	persons holding Securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

●	a U.S. holder whose functional currency is not the U.S. dollar; and

●	holders other than U.S. holders.

If an entity or arrangement treated as a partnership (or other pass-through entity or arrangement) for U.S. federal income tax purposes holds Securities, the tax treatment of the persons treated as partners (or other owners) in the partnership will depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities or arrangements) holding Securities and the partners (or other owners) in such partnerships (or other pass-through entities or arrangements) are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is based upon the Code, applicable treasury regulations thereunder, published rulings, and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local, and foreign laws, or federal laws other than those pertaining to U.S. federal income tax, are not addressed. Additionally, this discussion does not discuss the tax consequences under the alternative minimum tax or the Medicare surtax on net investment income. The Company does not intend to request any ruling from the U.S. Internal Revenue Service (the “IRS”) as to the U.S. federal income tax matters discussed herein.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Securities who or which is any of the following for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

●	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. Federal Income Tax Treatment of the Company

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of the Cayman Islands, would be classified as a foreign corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may be treated as a U.S. corporation for U.S. federal income tax purposes if each of the following three conditions is met: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation; (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (the “ownership test”). The ownership test is modified with respect to potential “third-country transactions” such that the ownership test will be met if, after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (the “modified ownership test”). The Business Combination is a potential third-country transaction, and if so treated, the modified ownership test will apply to determine whether the Company is treated as a U.S. corporation under Section 7874 of the Code. Further, the Treasury Regulations under Section 7874 further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or conducted over a 36-month period, making it more likely that Section 7874 will apply to a foreign acquiring corporation.

For purposes of Section 7874 of the Code, the first two conditions described above are expected to have been met with respect to the Business Combination because the Company acquired indirectly all of the assets of SPAC through the SPAC Merger, and the Company, including its “expanded affiliated group,” was not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes following the SPAC Merger should depend on the satisfaction of the modified ownership test.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, it is expected that the Section 7874 ownership percentage of the SPAC stockholders in the Company should be less than 60% and thus the Business Combination is not expected to cause the Company to be treated as a U.S. corporation for U.S. federal income tax purposes or to otherwise be subject to Section 7874 of the Code. However, the calculations for determining share ownership for purposes of Section 7874 of the Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. Furthermore, for purposes of determining the ownership percentage of former SPAC stockholders for purposes of Section 7874, among other adjustments required to be taken into account, former SPAC stockholders will be deemed to own an amount of Ordinary Shares in respect of certain redemptions by SPAC prior to the Business Combination. Accordingly, and given the inherently factual nature of the analysis, the Company has not sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the Business Combination, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes (and as a result holders of Securities were treated as holders of securities of a U.S. corporation), the Company and certain holders of Securities would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on the Company and future withholding taxes on certain holders of Securities, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

The remainder of this discussion assumes that the Company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Ownership and Disposition of Ordinary Shares and Warrants

Distributions on Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution on Ordinary Shares that is made out of the Company current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. However, a non-corporate U.S. holder may be eligible for taxation at the lower rates applicable to long-term capital gain, provided that such dividends constitute qualified dividend income with respect to such U.S. holder. Qualified dividend income generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as Nasdaq, on which certain Ordinary Shares are listed), (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (as discussed below), and (iii) the U.S. holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock).

To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange. The Company may not maintain calculations of its earnings and profits under U.S. federal income tax principles and, therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income to them.

Sale, Exchange, Redemption, or Other Taxable Disposition of Securities

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Securities in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such securities. Any gain or loss recognized by a U.S. holder on a taxable disposition of Securities generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares or such warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. holder’s tax basis in an Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. holder held the Warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Ordinary Shares received generally would equal the U.S. holder’s tax basis in the Warrants exercised therefor. If the cashless exercise were not a realization event, it is unclear whether a U.S. holder’s holding period for the Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants. In such event, a U.S. holder could be deemed to have surrendered a number of warrants having an aggregate value (as measured by the excess of the fair market value of the Ordinary Shares over the exercise price of the Warrants) equal to the exercise price for the total number of Warrants to be exercised (i.e., the Warrants underlying the number of Ordinary Shares actually received by the U.S. holder pursuant to the cashless exercise). In this case, the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the value of the Warrants deemed surrendered and the U.S. holder’s tax basis in such Warrants. Such gain or loss would be long-term or short-term, depending on the U.S. holder’s holding period in the Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Ordinary Shares received would equal the sum of the U.S. holder’s tax basis in the Warrants exercised and the exercise price of such Warrants.

It is unclear whether a U.S. holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrant. Alternative characterizations are also possible (including as a taxable exchange of all of the Warrants surrendered by the U.S. holder for Ordinary Shares received upon exercise). Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If the Company redeems Warrants for cash pursuant to the terms thereof or if the Company purchases Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “Sale, Exchange, Redemption, or Other Taxable Disposition of Ordinary Shares or Warrants.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. holders of Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrant), which adjustment may be made as a result of a distribution of cash or other property to the holders of Ordinary Shares. Such constructive distribution to a U.S. Holder of Warrants would be treated as if such U.S. holder had received a cash distribution from the Company generally equal to the fair market value of such increased interest (taxed generally as described above under “Distributions on Ordinary Shares”).

Passive Foreign Investment Company Rules

The treatment of U.S. holders of the Securities could be materially different from that described above, if the Company is treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation, such as the Company, will be a PFIC for U.S. federal income tax purposes for any taxableyear in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including generally cash, that produce passive income or are held for the production of passive income. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. The determination of whether the Company is a PFIC is based upon the composition of the Company’s income and assets, (including, among others, corporations in which the Company owns at least a 25% interest), and the nature of the Company’s activities.

Whether the Company is a PFIC for any taxable year is a fact-intensive inquiry that depends, in part, upon the composition and classification of the Company’s income and assets from time to time. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of the Company is expected to depend, in part, upon (a) the market value of the Ordinary Shares and (b) the composition of the assets and income of the Company. A decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. Accordingly, there can no assurance that the Company will not be a PFIC for its current taxable year or any future taxable year.

If the Company is or becomes a PFIC during any year in which a U.S. holder holds Ordinary Shares, unless the U.S. holder makes a qualified electing fund (QEF) election or mark-to-market election with respect to the shares, as described below, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of the Ordinary Shares and on any “excess distributions” received from the Company, regardless of whether the Company qualifies as a PFIC in the year in which such distribution is received or gain is realized. For this purpose, a pledge of the Ordinary Shares as security for a loan may be treated as a disposition. The U.S. holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which the Company was a PFIC would be taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

If the Company were to be treated as a PFIC, a U.S. holder may avoid the excess distribution rules described above by electing to treat the Company (for the first taxable year in which the U.S. holder owns any shares) and any lower-tier PFIC (for the first taxable year in which the U.S. holder is treated as owning an equity interest in such lower-tier PFIC) as a QEF. If a U.S. holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. holder will be required to include in gross income each year, whether or not the Company makes distributions (as capital gains), its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains (as ordinary income). U.S. holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. The Company does not expect to provide the information necessary for a U.S. holder to make a qualified electing fund election if the Company is classified as a PFIC.

As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the Ordinary Shares to market annually. A U.S. holder may elect to mark-to-market the Ordinary Shares only if they are “marketable stock.” The Ordinary Shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” Nasdaq, where the Ordinary Shares are currently listed, is a qualified exchange for these purposes. The Ordinary Shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on at least 15 days during each calendar quarter.

The application of the PFIC rules to U.S. holders of Warrants is unclear. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of certain PFIC rules. Proposed Treasury Regulations under Section 1298(a)(4) of the Code, which were promulgated with a retroactive effective date, generally treat an “option” (which would include a Warrant) to acquire the stock of a PFIC as stock of the PFIC. However, no final Treasury Regulations are currently in effect under Section 1298(a)(4) of the Code. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the taxable disposition of Warrants to be subject to the excess distribution regime discussed above. Additionally, final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If the Company is treated as a PFIC, each U.S. holder generally will be required to file a separate annual information return with the IRS with respect to the Company and any lower-tier PFICs.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Securities, subject to certain exceptions (including an exception for Securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets), with their tax return, for each year in which they hold Securities. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Securities.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. holders of Ordinary Shares, and the proceeds received on the sale, exchange or redemption of Ordinary Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain Material Cayman Island Tax Considerations

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Ordinary Shares and should not be construed as legal or professional tax advice. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence, or domicile.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Any payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate, or capital gains tax and no estate duty, inheritance tax, or gift tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of shares is stampable if executed in or brought into the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company limited by shares and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in substantially the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the following undertaking is hereby given to the Company:

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 30 years from the date hereof.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought into the jurisdiction of the Cayman Islands.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at https://www.namibminerals.com/. We intend to post this annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See “Item 5. Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

The following is a description of our Warrants. We urge you to read the applicable provisions of the Warrant Agreement carefully and in its entirety because it governs the terms of the Warrants.

General Terms of the Warrants

Pursuant to the Warrant Agreement, each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to certain adjustments. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means that only a whole Warrant may be exercised at any given time by a Warrant holder. Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the foregoing conditions are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless.

We remain obligated to maintain a current prospectus relating to those Ordinary Shares until the Warrants expire or are redeemed. Notwithstanding the above, if the Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our reasonable best efforts to qualify the shares under the applicable blue sky laws to the extent an exemption is not available.

We have agreed that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdictions, which jurisdictions shall be the exclusive forums for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdictions and that such courts represent inconvenient forums. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $18.00

We may call the Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each Warrant holder; and

●	if, and only if, the reported last reported sale price of the Ordinary Shares equal or exceed $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by the Company pursuant to the foregoing redemption method, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her, or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price as well as the $11.50 Warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $10.00

The Company may call the Warrants for redemption:

●	in whole and not in part;

●	at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of an Ordinary Share except as otherwise described below; and

●	if, and only if, the closing price of an Ordinary Share equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “— Anti-Dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a Warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of an Ordinary Share on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price of an Ordinary Share for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our Warrant holders with the final fair market value no later than one business day immediately following the 10 trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Warrant after such adjustment and the denominator of which is the exercise price of the Warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. If the exercise price of a Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of Warrants)	Fair Market Value of Ordinary Share
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 Ordinary Shares for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of Ordinary Shares is below the exercise price of the Warrants. This will provide the Company the ability to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants when the price Ordinary Share equals or exceeds $18.00.”

As stated above, we can redeem the Warrants when the Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50. If we choose to redeem the Warrants when the Ordinary Share is trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer Ordinary Shares than they would have received if they had chosen to wait to exercise their Warrants for Ordinary Shares if and when such Ordinary Share was trading at a price higher than the exercise price of $11.50.

No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the Ordinary Share pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the Ordinary Shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Anti-dilution Adjustments

If the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, or by a subdivision of Ordinary Shares or other similar event, then, on the effective date of such capitalization, share dividend, subdivision or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10-day trading period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are issued and outstanding and unexpired, pay to all or substantially all of the holders of Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (i) as described above or (ii) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share subdivision, or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share subdivision reclassification, or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the Company’s issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock, or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant.

You should review a copy of the Warrant Agreement, which is an exhibit to this Report, for a complete description of the terms and conditions applicable to the Warrants. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

Warrants may be exercised only for a whole number of Ordinary Shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. See “— Changes in Internal Control over Financial Reporting” for additional information.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period during which they are not required as established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report of the Company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

In connection with the preparation of the consolidated financial statements of Namib Minerals for the year ended December 31, 2025, we identified control deficiencies that constituted material weaknesses related to a lack of formal processes and controls and a lack of IFRS technical expertise related to accounting matters requiring significant judgment, estimates, and oversight of third party specialists, including the evaluation of asset impairment, review, and accounting for resource and reserve reports, and oversight of specialist review of annual rehabilitation, and the lack of formal financial close procedures and controls related to the timely and accurate preparation of financial reports and related disclosures. We have undertaken measures to remediate these material weaknesses by implementing detailed and documented policies and procedures across all business units and have hired additional qualified accounting and reporting personnel with the technical experience to provide us with expertise in IFRS Accounting Standards and SEC reporting requirements. We plan to establish additional control testing and monitoring procedures that will be reviewed by management. Furthermore, in an effort to improve our financial closing policies and procedures for the preparation of consolidated financial statements and disclosure notes in accordance with IFRS and relevant SEC financial reporting requirements, we are undertaking the following remediation initiatives: (i) implement IFRS accounting, tax compliance, and financial reporting training programs for our accounting and finance personnel; and (ii) formalize and standardize the financial reporting control procedures and policy manuals to improve the quality and accuracy of the period end financial closing processes.

As the Company is still undertaking remediation efforts, management has concluded that the material weaknesses have not been completely remediated

Except for the pending remediation described above, no changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Item 16A. Audit committee financial expert.

For information regarding our audit committee financial expert, see “Item 6C. Board Practices”

Item 16B. Code of Ethics.

The Board has adopted a code of business conduct and ethics (which is filed as exhibit 11.1 to this Report) that establishes the standards of ethical conduct applicable to all of the Company’s directors, officers, and employees. The code addresses, among other things, competition and fair dealing, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on the Company’s website. Amendments to the code will be promptly disclosed and posted on the Company’s website. The code is also available on the Company’s website under Governance Documents at https://investors.namibminerals.com/corporate-governance/documents-charters. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.

Item 16C. Principal Accountant Fees and Services.

BDO South Africa Incorporated (PCAOB ID 1368) (“BDO”), has served as our independent registered public accounting firm for the years ended December 31, 2025, and 2024. The following table sets out the aggregate fees for professional audit services and other services rendered by BDO for each of the years ended December 31, 2025, and 2024:

	For the fiscal years ended December 31,
	2025	2024
Audit fees (1)	$555,000	$941,000
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	$555,000	$941,000

(1)	“Audit fees” consists of the aggregate fees billed or to be billed for the audit of Namib Mineras’ annual consolidated financial statements, reviews of its interim financial statements, and review of registration statements filed with the SEC.
(2)	“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Namib Minerals’ financial statements and are not reported under Audit fees.
(3)	“Tax fees” are the aggregate fees billed for tax advisory and compliance services.
(4)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We do not currently utilize any home country practice exemption available to foreign private issuers. However, we rely on Nasdaq’s permitted phase-in for the requirement that a majority of our directors be independent. We intend on appointing one or more additional independent directors within one year of the Closing Date so that a majority of the Company Board will be independent, consistent with the applicable “phase-in” period pursuant to the rules of Nasdaq. The Company Board has an independent audit committee, nominating committee, and compensation committee. Ms. Fang was an independent director and resigned as a director of the Company, effective April 1, 2026. As a result, our audit committee has two independent directors. As we intend on appointing one or more additional independent directors within one year of the Closing Date to comply with the applicable Nasdaq “phase-in” period for a majority of independent directors, we anticipate having at least one of these new independent directors join the audit committee to satisfy the applicable cure period provided by Nasdaq.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q, current reports on Form 8-K with the SEC or annual reports on Form 10-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

The SelliBen Trust owns a majority of the issued and outstanding Ordinary Shares. As a result, the Company qualifies as a “controlled company” as defined under the corporate governance rules of Nasdaq, because the SelliBen Trust beneficially owns greater than 50% of the total voting power of all issued and outstanding Ordinary Shares. Under the applicable Nasdaq rules, a controlled company may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors. The Company currently does not intend to rely on these exemptions.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2025, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies.

We have adopted written Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, executive officers, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of our Insider Trading Policies is included in Exhibit 11.2 to this Report.

Item 16K. Cybersecurity.

We have implemented procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall risk management system. The Company Board is dedicated to guiding the organization in a direction that minimizes the impact of cybersecurity risks on the Company’s operations and facilitate the secure sharing of information.

Our audit committee is responsible for overseeing the Company’s risk assessment related to cybersecurity, ensures the Company’s security policies and controls are adequate and reviewing any significant cybersecurity incidents and risk mitigation strategies.

As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

PART III

Item 17. Financial Statements.

See Item 18.

Item 18. Financial Statements.

The audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025, are found at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of Namib Minerals, effective June 5, 2025 (incorporated by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on June 11, 2025).
2.1	Specimen Ordinary Share Certificate of Namib Minerals (incorporated by reference to Exhibit 4.5 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
2.2	Specimen Warrant Certificate of Namib Minerals (incorporated by reference to Exhibit 4.4 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
2.3	Warrant Agreement, dated September 28, 2021, by and between Red Rock Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to HCVI’s Form 8-K (File No. 001-40846), filed with the SEC on October 1, 2021).
2.4	Amendment No. 1 to Warrant Agreement, dated as of April 14, 2025, by and between Red Rock Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.6 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
2.5	Warrant Assumption Agreement by and among Red Rock Acquisition Corporation, Namib Minerals, and Continental Stock Transfer & Trust Company, dated as of June 5, 2025 (incorporated by reference to Exhibit 4.1 to Red Rock Acquisition Corporation’s Form 8-K (File No. 001-40846), filed with the SEC on June 5, 2025).
2.6	Description of Securities of Namib Minerals (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (File No. 333-288328), filed with the SEC on July 14, 2025).
4.1#	Business Combination Agreement, dated as of June 17, 2024, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-1 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.2	Amendment No. 1 to the Business Combination Agreement, dated as of December 6, 2024, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-2 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.3	Amendment No. 2 to the Business to the Business Combination Agreement, dated as of April 14, 2025, by and among Red Rock Acquisition Corporation, Namib Minerals, Midas SPAC Merger Sub Inc., Cayman Merger Sub Ltd., and Greenstone Corporation (incorporated by reference to Annex A-3 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.4	Registration Rights and Lock-up Agreement, dated as of June 5, 2025, by and among Namib Minerals, Hennessy Capital Partners VI LLC, Red Rock Acquisition Corporation, and each of the securityholders party thereto (incorporated by reference to Exhibit 10.1 to Red Rock Acquisition Corporation’s Form 8-K (File No. 001-40846), filed with the SEC on June 5, 2025).
4.5	Mining Lease Title Registered No. 28, dated August 17, 2004, by and between the Mining Affairs Board of Zimbabwe and the How Mining Company (as transferee) (incorporated by reference to Exhibit 10.5 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.6	Mining Lease Title Registered No. 35, dated August 19, 2015, by and between the Mining Affairs Board of Zimbabwe and the Mazowe Mining Company (as transferee) (incorporated by reference to Exhibit 10.6 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.7	Mining Lease Title Registered No. 34, dated August 13, 2015, by and between the Mining Affairs Board of Zimbabwe and the Redwing Mining Company (as transferee) (incorporated by reference to Exhibit 10.7 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).

4.8+	Namib Minerals 2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on June 11, 2025).
4.9	Share Purchase Agreement, dated June 17, 2024, by and among Metallon Corporation Limited, Henry Shinners and Clare Lloyd as appointed administrators of Metallon Corporation Limited (in administration), Greenstone Corporation, Mzilikazi Godfrey Khumalo, and the Southern SelliBen Trust (incorporated by reference to Exhibit 10.9 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.10	Addendum No. 1 to the Share Purchase Agreement, dated January 17, 2025, by and among Metallon Corporation Limited, Henry Shinners and Clare Lloyd as appointed administrators of Metallon Corporation Limited, Mzilikazi Godfrey Khumalo, the Southern SelliBen Trust, and Greenstone Corporation (incorporated by reference to Exhibit 10.11 to Namib Minerals’ Registration Statement on Form F-4 (File No. 333-283650), filed with the SEC on April 15, 2025).
4.11	Facility Agreement, dated as of October 15, 2025, by and between African Banking Corporation of Zimbabwe Limited and Bulawayo Mining Company (Private) Limited (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 6, 2026).
4.12	Limited Guaranty by Namib Minerals to African Banking Corporation of Zimbabwe Limited, dated October 20, 2025 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on February 6, 2026).
4.13	Amended and Restated Promissory Note, dated December 9, 2025, issued by Namib Minerals to Cohen & Company Securities, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 9, 2025).
8.1	List of Subsidiaries of Namib Minerals (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-288328), filed with the SEC on July 14, 2025).
11.1	Code of Business Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on June 11, 2025).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on June 11, 2025).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of BDO South Africa Incorporated, independent registered public accounting firm to Namib Minerals.
15.2*	How Mine S-K 1300 Technical Report Summary, effective as of December 31, 2025.
15.3*	Mazowe Mine S-K 1300 Technical Report Summary, effective as of December 31, 2023.
15.4*	Redwing Mine S-K 1300 Technical Report Summary, effective as of December 31, 2023.
15.5*	Consent of WSP Australia Pty Limited, Qualified Person for the Technical Report Summaries for the How Mine, Mazowe Mine and Redwing Mine.
97.1	Executive Officer Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on June 11, 2025).
101. INS*	Inline XBRL Instance Document
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104++	Cover Page Interactive Data Filed

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted but will be furnished supplementally to the SEC upon request.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAMIB MINERALS

April 2, 2026	By:	/s/ Tulani Sikwila
	Name:	Tulani Sikwila
	Title:	Chief Executive Officer and Chief Financial Officer

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Namib Minerals

Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Namib Minerals (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

/s/ BDO South Africa Incorporated

BDO South Africa Incorporated
Johannesburg, South Africa

Date: April, 2 2026

Namib Minerals
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the years ended
($ in thousands)

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	5	$82,595	$85,882	$65,063
Production costs	6	(36,958)	(38,671)	(36,742)
Depreciation and amortization	14	(7,267)	(4,141)	(2,705)
Royalties		(4,138)	(4,281)	(3,159)
Gross profit		34,232	38,789	22,457
Other income	10	777	716	3,915
Administrative expenses	7	(23,403)	(20,101)	(8,992)
Change in fair value of earnout liability	35	158,822	—	—
Change in fair value of derivative liability (warrants)	25	5,725	—	—
Listing expense	4(c)	(65,381)	—	—
Allowance for credit losses, net of recoveries	18	(23)	(13)	(1,283)
Foreign exchange (loss)/gain	8	(66)	1,016	1,458
Impairment	14	(240)	(5,724)	—
Operating profit		110,443	14,683	17,555
Finance cost	11	(1,952)	(1,522)	(2,415)
Disposal of investment		—	—	(41)
Related party credit loss	29	—	(1,426)	(6,818)
Interest income		16	14	114
Financial guarantee remeasurement	32	—	2,746	486
Profit before taxation		108,507	14,495	8,881
Income tax expense	12	(7,327)	(10,907)	(5,254)
Profit for the year		101,180	3,588	3,627
Other comprehensive income		—	—	—
Total comprehensive income		$101,180	$3,588	3,627

Earnings per share
Basic earnings per share ($)	13	1.96	0.07	0.07
Diluted earnings per share ($)	13	1.84	0.07	0.07

The accompanying notes on pages F-7 to F-53 are an integral part of these consolidated financial statements.

Namib Minerals
Consolidated Statements of Financial Position
As of
($ in thousands)

	Note	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Inventories	17	$3,911	$3,188
Trade and other receivables	18	5,513	3,752
Amounts due from related parties	29	—	765
Cash and cash equivalents	20	1,887	698
Excise duty indemnification	1(e)	3,575	—
Short-term prepayments	16	1,284	548
Total current assets		$16,170	$8,951

Non-current assets:
Property, plant and equipment	14	40,969	37,044
Exploration and evaluation assets	15	1,054	987
Long-term prepayments	16	4,503	3,922
Staff loan receivables		98	135
Total non-current assets		46,624	42,088
TOTAL ASSETS		$62,794	$51,039

LIABILITIES
Current liabilities:
Trade and other payables	19	$37,881	$31,451
Cash-settled share-based payment	34	17	—
Current tax liabilities	12	6,642	8,990
Borrowings	24	3,177	1,142
Bank overdraft	20	—	1,013
Excise duty payable	1(e)	3,575	—
Amounts due to related parties	29	2,277	3,389
Total current liabilities		$53,569	$45,985

Non-current liabilities:
Provision for rehabilitation cost	21	26,688	26,389
Borrowings	24	2,006	1,374
Deferred tax liability	12	8,566	8,217
Derivative liability (warrants)	25	1,334	—
Earnout liability	35	9,898	—
Cash-settled share-based payment	34	8	—
Total non-current liabilities		$48,500	$35,980
TOTAL LIABILITIES		$102,069	$81,965

Shareholders’ deficit:
Share capital	26	5	1
Share premium/other reserves	26	(109,745)	—
Shareholders’ surplus/(deficit)		70,465	(30,927)
Total shareholders’ deficit		(39,275)	(30,926)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$62,794	$51,039

The accompanying notes on pages F-7 to F-53 are an integral part of these consolidated annual financial statements.

Namib Minerals
Consolidated Statements of Changes in Shareholders’ Deficit
For the years ended December 31, 2023, 2024 and 2025
($ in thousands)

	Note	Share capital	Share premium/other reserves	Shareholders’ surplus/(deficit)	Total equity

Balance at January 1, 2023		1	—	(18,745)	(18,744)
Total comprehensive income for the period		—	—	3,627	3,627
Share based payments		—	—	(3,231)	(3,231)
Dividend		—	—	(10,000)	(10,000)
Balance at December 31, 2023	26	1	—	(28,349)	(28,348)
Total comprehensive income for the period		—	—	3,588	3,588
Share based payments	34	—	—	2,834	2,834
Dividend		—	—	(9,000)	(9,000)
Balance at December 31, 2024	26	1	—	(30,927)	(30,926)
Total comprehensive income for the period			—	101,180	101,180
Impact of reverse capitalization	4(b), 26	4	(4)	—	—
Issuance of shares to HCVI shares upon reverse capitalization	1, 4(a)	—	(7,002)	—	(7,002)
Issue of shares for promissory note (1)	26	—	600	—	600
Earnout liability	35	—	(168,720)	—	(168,720)
Listing expense	1, 4(c)	—	65,381	—	65,381
Share-based payment	34	—	—	212	212
Balance at December 31, 2025	25	5	(109,745)	70,465	(39,275)

[1]	Refer to note 26 which describes that 406,754 shares were issued with a share capital value of $41. This is not reflected above due to rounding.

Namib Minerals
Consolidated Statements of Cash Flows
For the years ended
($ in thousands)

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities
Profit before tax	SOCI	$108,507	$14,495	$8,881
Adjustments:
Unrealized exchange losses /(gains)	8	118	(575)	(1,195)
Other income (decrease in rehabilitation provision)	21	(307)	—	—
Impairment	14	240	5,724	—
Depreciation and amortization	14	7,267	4,141	2,705
Interest income		(16)	(14)	(114)
Finance cost	11	1,952	1,522	2,415
Expected credit loss on trade and other receivables	18	23	13	1,283
Expected credit loss on related party receivables	29	—	1,426	6,818
Loss on disposal of assets	7,14	428	269	47
Prepayment write down	7	74	—	—
Remeasurement gain on financial guarantee	30	—	(2,746)	(486)
Share-based payments	34	236	2,834	—
Provision for stock obsolescence	16	22	166	41
Bad debts written off	7	—	83	—
Listing expense	1	65,381	—	—
Fair value gain on derivative liability (warrants)	25	(5,725)	—	—
Fair value gain on earnout liability	35	(158,822)	—	—
Non-cash penalties levied on outstanding tax liabilities		238	—	42
Other		—	—	15
Changes in:
Inventories		(745)	(1,055)	(759)
Trade and other receivables, net		(4,525)	(5,178)	(3,911)
Trade and other payables		10,922	6,980	4,762
Prepayments		125	447	(220)
Related party balance		(353)	(1,118)	(3,448)
Cash generated from operations		25,040	27,414	16,876
Interest expense paid	11	(858)	(533)	(1,019)
Taxes paid	12.3	(10,391)	(7,750)	(936)
Net cash provided by operating activities		13,791	19,131	14,921

Cash flows from investing activities
Purchase of property, plant and equipment (PP&E)	14	(11,260)	(7,701)	(6,205)
Investments in exploration and evaluation assets	15	(439)	(303)	(188)
Prepayments made towards PP&E	16	(655)	(1,989)	(149)
Proceeds received on settlement of loan notes		—	—	1,156
Staff loans advanced		(38)	(72)	(265)
Repayment of staff loans advanced		—	—	26
Net cash used in investing activities		(12,392)	(10,065)	(5,625)

Cash flow from financing activities
Proceeds from borrowings	24	3,002	2,567	4,061
Proceeds from bank overdraft	24	1,006	—	—
Repayment of borrowings	24	(3,213)	(3,200)	(5,206)
Dividends paid	28	—	(9,018)	(7,921)
Net cash generated by/(used in) financing activities		795	(9,651)	(9,066)
Total cash movement for the year		2,194	(585)	230
Effect of exchange rate fluctuation		8	(8)	(11)
Cash and cash equivalents at the beginning of year		(315)	278	59
Cash and cash equivalents, net at the end of year	20	$1,887	$(315)	278

The accompanying notes on pages F-7 to F-53 are an integral part of these consolidated financial statements.

Namib Minerals
Notes to the Financial Statements

1. General information

Organization

Namib Minerals (“Namib”) was incorporated on May 27, 2024, and is domiciled in the Cayman Islands. Namib Minerals’s registered office address is Suite 210, 2nd Floor, Windward III, Regatta Office Park, Cayman Islands.

Namib Minerals, through its subsidiaries (collectively the “Group”), is principally engaged in mining for gold and other precious and critical metals.

Reorganization Transaction

In March 2024, Greenstone Corporation (“Greenstone”) was established as an exempted company limited by shares incorporated under the laws of the Cayman Islands with its principal engagement being in mining operations for gold and other precious and critical metals in Zimbabwe. On June 17, 2024, Greenstone, a subsidiary of Namib entered a share purchase agreement (the “BMC Purchase Agreement”) with Metallon Corporation Limited (“Metallon”), a company incorporated in England and Wales and undergoing insolvency proceedings in the U.K., for the purchase of Metallon’s 100% equity interest in Bulawayo Mining Company Limited (“BMC”) in exchange for cash consideration of £53.2 million (approximately $67.3 million), payable by two specified shareholders of Greenstone (the “Guarantors”). In addition, the Guarantors agreed to indemnify Greenstone, Metallon, and the administrators appointed to oversee the Metallon insolvency proceedings (the “Administrator”), for a period of six years against any and all claims or expenses arising directly or indirectly in connection with Metallon’s sale of BMC (the “Reorganization Transaction”). The BMC Purchase Agreement further specifies all sums payable under the agreement are payable by the Guarantors, and Greenstone, as purchaser, has no obligation or liability to Metallon.

As a single shareholder exercised control over both Greenstone and Metallon (the “Controlling Shareholder”), the Reorganization Transaction was determined to be an internal reorganization of entities under common control and signified a continuation of BMC’s operations, rather than the initiation of new business activities. Accordingly, the Reorganization Transaction was not within the scope of IFRS 3 (as defined below). The Controlling Shareholder was determined to exercise control over Greenstone through its majority ownership interest in the entity, which provided equity voting rights sufficient to exercise power over all key decision making. The Controlling Shareholder also held a majority ownership interest in Metallon and was determined to exercise control over the Administrator given the Controlling Shareholder was the largest creditor in the insolvency proceedings.

Given the Reorganization Transaction was not within the scope of IFRS 3, the Group applied the predecessor value method, and the consolidated financial statements for periods prior to the Reorganization Transaction reflect the operations of the predecessor, BMC, at the carrying amounts of the financial statements of the predecessor. The purchase price of £53.2 million (approximately $67.3 million) was treated as an investment in subsidiary eliminated to equity.

Namib Minerals
Notes to the Financial Statements

1. General information (cont.)

Fiscal Year 2025 - Business Combination

a)	Business Combination Background

On June 5, 2025 (“Closing Date”), Namib Minerals consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of June 17, 2024 (as amended by amendment 1 on December 6, 2024 and amendment 2 on April 14, 2025, the “Business Combination Agreement”) with:

(i) Hennessy Capital Investment Corp.VI, a special purpose acquisition company (SPAC) incorporated in Delaware and now known as Red Rock Acquisition Corp. (“HCVI”),

(ii) Greenstone,

(iii) Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Namib Minerals (“SPAC Merger Sub”), and

(iv) Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Namib Minerals (“Greenstone Merger Sub”).

As a result of the Business Combination, Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly owned subsidiary of Namib Minerals and SPAC Merger Sub merged with and into HCVI, with HCVI continuing as the surviving company, and becoming a wholly owned subsidiary of Namib Minerals. HCVI was then renamed to Red Rock Acquisition Corporation. The ordinary shares of Namib Minerals, par value $0.0001 (the “Ordinary Shares”), and warrants to purchase Ordinary Shares (“Warrants”) were listed on the Nasdaq stock market under the symbols “NAMM” and “NAMMW,” respectively.

b)	Determination of Accounting Treatment and Listing Expense

Since HCVI did not meet the definition of a business under IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization. Under this method of accounting, HCVI was treated as the acquired company for financial reporting purposes and Greenstone was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Greenstone issuing shares for the net assets of HCVI and any difference in the fair value of the shares deemed to have been issued by Greenstone and the fair value of the accounting of HCVI’s identifiable net assets represented a service received by Greenstone, and thus it was recognized as an IFRS 2 listing service non-cash expense of $65.4 million upon consummation of the Business Combination. Refer to Note 4 - Reverse Capitalization for further information. The consolidated financial statements were prepared as a continuation of Greenstone and its subsidiaries as Greenstone is considered the accounting predecessor. Accordingly, all historical financial information presented in these consolidated financial statements represents the accounts of Greenstone. The comparative financial information in relation to the shares and basic and diluted earnings per share prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.

c)	Earnout liability

In accordance with the terms of the Business Combination Agreement, during the period between the Closing Date and the 8th anniversary of the Closing Date (the “Company Earnout Period”), Namib is obligated to issue up to 30 million Ordinary Shares (“Earnout Shares”) to the previous shareholders of Greenstone (as determined on the Closing Date) (the “Former Greenstone Shareholders”), when and if the relevant milestones are achieved. The Earnout Shares are not treated as a component of the equity exchange between Greenstone and HCVI, as they compensate Greenstone shareholders and have the effect of reducing the value of the Ordinary Shares issued to HCVI. The earnout is accounted for as a derivative liability under IAS 32/IFRS 9. See Note 35 – Earnout liability for additional information on the Earnout liability.

Namib Minerals
Notes to the Financial Statements

1. General information (cont.)

The milestones are as follows:

●	if the Mazowe Mine Bankable Feasibility Study (BFS) Milestone is achieved during the Company Earnout Period, an aggregate of 1 million Earnout Shares will be issued to the Former Greenstone Shareholders;

●	if the Mazowe Mine Commercial Production Milestone is achieved during the Company Earnout Period, an aggregate of 4 million Earnout Shares will be issued to the Former Greenstone Shareholders;

●	if the Redwing Mine BFS Milestone is achieved during the Company Earnout Period, an aggregate of 1 million Earnout Shares will be issued to the Former Greenstone Shareholders;

●	if the Redwing Mine Commercial Production Milestone is achieved during the Company Earnout Period, an aggregate of 4 million Earnout Shares will be issued to the Former Greenstone Shareholders; and

If the net present value of certain exploration projects in the Democratic Republic of the Congo, as identified in a bankable feasibility study, is greater than or equal to $1 billion, an aggregate of 10 million Earnout Shares will be issued to the Former Greenstone Shareholders, with an additional 10 million Earnout Shares if such net present value is greater than or equal to $2 billion during the Company Earnout Period.

d)	Warrants liability

In accordance with the terms of the Business Combination Agreement, the Warrants issued are a replacement of the warrants of HCVI (the “SPAC Warrants”) and represent liabilities assumed in the Business Combination. The Warrants are not part of the consideration issued by Greenstone to acquire HCVI. The Warrants are derivative liabilities under IAS 32/IFRS 9. See Note 25 – Derivative liability (warrants) for additional information on the Warrants liability.

e)	Excise duty

As a result of the Business Combination, Namib assumed the responsibility for the excise tax liability of $3.6 million incurred by HCVI and payable subsequent to the Closing Date. According to the Business Combination Agreement, Hennessy Capital Partners VI LLC, a Delaware limited liability company (the “SPAC Sponsor”), has agreed to fully indemnify Namib for this liability. Accordingly, an indemnification asset related to the excise tax of $3.6 million has been recognized.

2. Basis of presentation

Statement of compliance

The consolidated financial statements of the Group have been prepared on a going concern basis, in accordance with IFRS® Accounting Standards (IFRS Accounting Standards), as issued by the International Accounting Standards Board (“IASB”).

Material accounting policies used in the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements of the Group were approved for issue by the Group’s Board of Directors on April 2, 2026. These consolidated financial statements follow the same significant accounting policies as those included in the Group’s most recent audited consolidated financial statements for the year ended December 31, 2024, except for the adoption of new or revised standards that became mandatory for periods beginning on or after January 1, 2025.

Namib Minerals
Notes to the Financial Statements

2. Basis of presentation (cont.)

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for:

●	the earnout liability and derivative liability (warrants) are measured at fair value with gains or losses recognised in profit or loss;

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and

●	equity-settled share-based payment arrangements measured at fair value on the grant date.

These consolidated financial statements are presented in United States dollars (“$”, or “USD”), which is also the functional currency of the Group. All financial information has been presented in thousands, unless otherwise indicated.

3. Material accounting policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries which are controlled by the Group. Control over an entity is achieved when the Group is exposed, or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Specifically, the Group controls an investee if, and only if, the Group has all of the following:

●	Exposure, or rights, to variable returns from its involvement with the investee;

●	The ability to use its power over the investee to affect its returns;

●	When the Group has less than a majority of the voting, or similar, rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee;

●	Rights arising from other contractual arrangements; and

●	The Group’s voting rights and potential voting rights.

Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of are included in the consolidated financial statements of the Group from the date the Group gains control until the date the Group ceases to control the subsidiary. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Inter-company balances and transactions between consolidated subsidiaries are eliminated.

3.2 Cash and cash equivalents and overdraft

Cash and cash equivalents comprise cash balances and deposits accounts with original maturities of three months or less. The carrying amount of cash and cash equivalents either approximates fair value due to the short-term maturity of these instruments or is at fair value. Overdrafts, which are due on demand, were previously an integral part of the Group’s cash management and were included as a component of cash and cash equivalents for the purpose of the statement of cash flows. However, as explained in Note 20, they are now included in borrowings (see Note 24).

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.3 Property, plant and equipment

Initial Recognition

Items of property, plant and equipment are initially measured at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs attributable to bringing the assets into a working condition for their intended use and the cost of dismantling and removing the items and restoring the site on which they are located.

Subsequent Measurement

Apart from capital work-in-progress, property, plant and equipment is subsequently measured at cost less accumulated depreciation and impairment losses. Capital work-in-progress is stated at cost and not depreciated. Depreciation on capital work-in-progress commences when the assets are ready for their intended use.

The cost of replacing part of an item of property, plant and equipment is recognized at the cost of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The cost of the day-to-day servicing of vehicles, machinery, and equipment are recognized in profit or loss as incurred.

Depreciation

The Group’s mining assets, which include related infrastructure and other assets used in production, as well as plant and equipment, and buildings, are depreciated on a straight-line basis over the estimated life of the mine (“LOM”). As the Group’s rates of production remain relatively constant, alternative depreciation methods, such as the units-of-production method, would be expected to result in a consistent pattern of depreciation as compared to the straight-line method of depreciation currently applied. Consistent with IAS 16 requirements, the Group evaluates its depreciation policy on an annual basis to ensure the method of depreciation appropriately reflects the pattern in which the asset’s future economic benefits are expected to be consumed.

The Group’s other capital assets are depreciated on a straight-line basis over their estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Mining assets	LOM
Plant & equipment	LOM
Buildings	LOM
Motor vehicles	5 years

However, the Group estimates the LOM using mineral resources and reserves expected to be derived from the mine and its expected rate of production. Mineral resources and reserves are categorized and reported in compliance with the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“SK 1300 Report”). The Group includes inferred resources in the resource and reserve base used to estimate the LOM when the Group holds a reasonable expectation that such resources will be upgraded to indicated and measured mineral resources and form part of eventual extraction. Due to the timing of when the SK-1300 Report is finalized as compared to the timing of management’s preparation of its annual financial statements, the LOM is estimated using resource and reserve data on a one-year lag basis. Accordingly, the LOM estimate as of December 31, 2025 used in depreciation calculations for the year ended December 31, 2025 is prepared using 2024 resource and reserve data.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

As of December 31, 2025, and December 31, 2024, the Group estimates the LOM for the How Mine to be 9 years (2024: 8 years). In forming the estimate, the Group included in the portion of mineralization expected to be classified as reserves 4.03 Mt (2024: 2.42Mt) of inferred resources. The Group’s determination to include the specified amount of inferred resources was formed on the basis of historical drilling results which have yielded continuous high rates of conversion, and current year drilling results which provided confirmatory evidence and a high degree of confidence that over time a significant amount of the prior year measure of inferred resources utilized to form the December 31, 2025 estimate (one-year lag basis), would be upgraded and form part of the eventual extraction. The Group determined based on its evaluation of all available evidence and data, that the inclusion of the inferred resources would most faithfully represent the pattern of consumption and future economic benefits in accordance with IAS 16. The Group considers that if the inferred resources were excluded from this analysis for any purpose in any given year, it is probable that the LOM would be reduced and the amount of depreciation would increase.

With respect to the Group’s Mazowe and Redwing Mines, the Group has no assets subject to LOM depreciation due to each mine being put under care and maintenance and the related impairment. Refer to Note 14 for additional discussion. Depreciation methods, useful lives and residual values are assessed for appropriateness at each reporting date and adjusted if necessary.

Refer to policy Note 3.10 below for discussion on the Group’s impairment policies.

Derecognition of plant, property and equipment

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from use or disposal. The gain or loss on disposal of property, plant and equipment is recognized in profit or loss based on the difference between the proceeds from disposal and the carrying amount of the asset.

3.4 Exploration and evaluation (“E&E”) assets

Qualifying exploration costs are capitalized as incurred. Costs incurred before the legal rights to explore are obtained are recognized in profit or loss. Qualifying direct expenditures include costs such as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, and direct administrative costs incurred during the exploration phase.

Exploration and evaluation assets are not depreciated and remain capitalized, at their initial cost, until the mining properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Once the technological feasibility and commercial viability of extracting the mineral resource has been determined, the exploration and evaluation assets are reclassified to mining assets within property, plant and equipment. Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified.

Impairment expense is recognized in the consolidated statements of profit or loss and other comprehensive income (see Note 15).

3.5 Inventories

Inventories are initially recognized at cost. Cost of inventories comprises all costs of purchase, costs of conversion for mined minerals and other costs incurred in bringing the inventories to their present location and condition. Subsequently, gold inventories are measured at the lower of cost and net realizable value after making allowance for obsolete inventory. Cost for consumable inventories is determined on the weighted average basis. The cost of gold in progress includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Write downs to net realizable values and inventory losses is recognized in profit or loss in the period in which they occur. The Group evaluates consumable inventory on a quarterly basis for obsolescence based on turnover rates, consumption trends, and product life cycles, and flags items with prolonged inactivity for potential write-down.

3.6 Provisions

A provision is a liability of uncertain timing and amount. A liability is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. Cash flows are discounted on a pre-tax basis.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.6.1 Environmental rehabilitation provision

A provision for rehabilitation costs is recognized when the Group has a present obligation under current environmental laws and its social responsibility programme to remedy environmental disturbances that have occurred as a result of the development or ongoing production of the mine. The future rehabilitation costs are discounted to present value at a pre-tax rate that reflects the time-value of money and capitalized to property, plant, and equipment, along with a corresponding rehabilitation provision. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to property, plant, and equipment, with a corresponding entry to the rehabilitation provision (see Note 3.3). The unwinding of the discount is recognized in profit or loss as a component of finance cost (note 11).

Amounts recorded for restoration and rehabilitation provision require management to estimate the future costs the Group will incur to complete the reclamation and remediation work required to comply with applicable laws and regulations as well as taking into consideration the timing of the reclamation activities and estimated discount rate. Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Group. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs.

3.7 Revenue from contracts with customers

Revenues are primarily generated from the sale of precious metals and are recognized at the point in time when control is transferred. Control of the precious metals is transferred when the metals are delivered to and accepted by Fidelity Printers and Refiners Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe and the Group’s single customer with respect to sales of precious metals from its mining operations. The transaction price for the sales of precious metals is measured at the London Base Metal Association spot price at the date of the transaction and reflects the consideration which the entity is entitled to in exchange for goods transferred, net of deductions for value-added taxes (“VAT”). Receipt of proceeds from the sale of precious metals is substantially assured upon transfer of control to Fidelity and settlement typically occur within 30 days of delivery. For deliveries to Fidelity, from February 2025 the Group receives 70% (previously 75%) of its revenues in USD and the remaining balance in local currency.

This arrangement complies with the current Zimbabwean requirements set forth in Chapter VII of the Finance Act to pay a 5% royalty on gold sales refined in-country, which is payable to the Zimbabwean Government. Royalty expense is presented as a separate deduction on the consolidated statements of profit or loss and other comprehensive income.

3.8 Employee benefits

Employee benefits are all forms of consideration given by the Group in exchange for services rendered by employees.

Short term benefits

Short term benefits are employee benefits (other than termination benefits) which fall due wholly within twelve months after the end of the period in which the employees render related services. Short-term employee benefits are expensed when the related services are provided. The Group recognizes a liability for the amount of the short-term employee benefits expected to be paid in exchange for that service in profit or loss if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employees and the obligation can be reliably estimated.

Post-employment benefits

Post-employment benefits relate to a defined contribution plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution schemes are charged to profit or loss as an employee benefit expense in the year to which they relate.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.9 Financial instruments

The Group’s financial instruments consist of the following:

●	Cash and cash equivalents (Note 20)

●	Trade and other receivables (Note 18)

●	Staff loan receivables (Note 18)

●	Trade and other payables (Note 19)

●	Borrowings (Note 24)

●	Amounts due from/to related party (Note 29)

●	Dividend payable (Note 28)

●	Derivative liability (warrants) (Note 25)

●	Earnout liability (Note 35)

●	Excise duty indemnification/payable (Note 1(e))

i) Financial assets

Recognition and initial measurement

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

The Group’s financial assets are subsequently measured at amortized cost using the effective interest method, reduced by any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

Refer to policy Note 3.10 for policies over recognition of expected credit losses on financial assets which include trade and other receivables, net.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

ii) Financial liabilities

Recognition and initial measurement

Trade and other payables are recognized initially at fair value plus any directly attributable transaction costs as incurred. Borrowings are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument.

Related party payables are recognized when the Group becomes contractually obligated to settle amounts owed to related parties. These payables are initially recorded at fair value and subsequently measured at amortized cost.

Classification and subsequent measurement

Trade and other payables, amounts due to related parties, and borrowings are recognized initially at fair value plus any directly attributable transaction costs and excise duty liability. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.10 Impairment

i) Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for its trade receivables. For other receivables, the Group applies the general approach.

The Group measures expected credit losses on trade and other receivables on an individual basis as they possess different credit risk characteristics. The Group’s trade receivables primarily arise from sales of precious metals to Fidelity. As the Group has no historical credit losses arising from sales to Fidelity and no expectation of future losses, no expected credit losses are recognized upon initial recognition. On a limited basis, the Group also generates trade and other receivables related to revenue arrangements with other customers. Receivables from other customers are assessed individually based on days past due and if applicable, an expected loss allowance is recorded based on this assessment.

Trade and other receivables are written off (i.e. derecognized) when there is no reasonable expectation of recovery. The Group considers a receivable to be in default when the amount is 90 days past due from its lodgement date. Failure to make payments within 90 days from lodgement date and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

For related party receivables, the Group assesses expected credit losses (“ECL”) using both historical repayment data and forward-looking information. This includes the financial condition of the counterparty, expected changes in group support, commodity price trends (such as gold), and the economic environment in the jurisdictions where the related parties operate. These factors help determine whether a loss allowance is required. A significant increase in credit risk is identified when there is evidence of financial deterioration, payment delays, or reduced likelihood of group support. If a receivable is more than 90 days past due, it is presumed to be in default unless there is evidence to the contrary. Each receivable is assessed by management on a case by case basis. Write-offs occur when there is no reasonable expectation of repayment, typically after long periods of non-payment and no realistic means of recovery.

Excise indemnity receivables are written off in accordance with the IFRS 9 expected credit loss model using the general approach. A 12-month expected credit loss is recognized on initial recognition, with lifetime expected credit losses recognized where there has been a significant increase in credit risk.

ii) Non-financial assets

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized in profit or loss if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.11 Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in foreign currencies are translated using the exchange rate as at the date of the initial transactions. Gains and losses on translation of these foreign currency transactions are included in profit or loss.

3.12 Income tax

(i) Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

(ii) Deferred tax

Deferred income tax is recognized in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects either the accounting profit or taxable profit or loss, and in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that reversal of the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised except ‘where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss, and in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures’. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred income tax assets at each reporting date are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognized deferred income tax assets are reassessed at reporting date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Income tax relating to items recognized directly in equity is recognized in equity and not in the profit or loss.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax relate to the same taxable entity and the same taxation authority.

Current and deferred income tax is recognized in profit or loss, except to the extent that it relates to items recognized in comprehensive income or directly in equity. In this case the tax is also recognized in comprehensive income or directly in equity, respectively.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.13 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale. There were no borrowing costs capitalized as of December 31, 2025, and December 31, 2024.

Other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs are reported within “Finance cost” on the consolidated statements of profit or loss and other comprehensive income.

3.14 Earnings per share

The Group presents basic earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders of the Group (see Note 13) by the weighted average number of shares outstanding during the period.

3.15 Share-based payment transactions

Equity-settled share-based payments

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

Cash-settled share-based payments

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss.

3.16 Financial guarantee

The Group was a guarantor on a debt held by Metallon. The Group’s guarantee was accounted for as financial guarantee contract under IFRS 9, under which the Group was required to initially measure the guarantee at fair value and will subsequently measure the guarantee as the higher of (i) the amount of the loss allowance determined in accordance with the impairment requirements of IFRS 9 and (ii) the amount initially recognized less, the cumulative amount of income recognized in accordance with the principles of IFRS 15. This is no longer applicable because the Group is no longer a guarantor.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.17 Warrants

Initial recognition

Warrants issued by the Group provide the holder with the right to acquire a fixed number of Ordinary Shares at a contractual exercise price. Pursuant to the Business Combination Agreement, the Company issued Warrants in exchange for pre-existing SPAC Warrants on substantially the same terms. The Warrants were evaluated in accordance with IAS 32 Financial Instruments: Presentation to determine whether they should be classified as equity or as a financial liability.

The Warrants are classified as derivative financial liabilities at initial recognition, as they did not meet the “fixed-for-fixed” criterion required (IAS 32) for equity classification, as the contractual terms introduce variability inconsistent with an equity instrument.

The Warrants were initially measured at fair value as they were issued as replacement instruments and were not part of the consideration transferred under IFRS 3 in the Business Combination.

Subsequent measurement

The Warrants are subsequently measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9 Financial Instruments. Changes in fair value arising from re-measurement at each reporting date are recognized in profit or loss within “Fair value gain/(loss) on derivative liabilities.”

As the Warrants are listed and traded in an active market, their fair value is determined using the quoted market price of the Warrants at each reporting date in accordance with IFRS 13 Fair Value Measurement. The quoted market price represents a Level 1 input in the fair value hierarchy and reflects the price that would be received in an orderly transaction to transfer the liability.

Derecognition

The Warrants are derecognized when the contractual rights or obligations are extinguished, including settlement through exercise, expiry, redemption, or cancellation.

3.18 Earnout liability

In accordance with the terms of the Business Combination Agreement, Former Greenstone Shareholders are entitled to receive up to a specified number of Earnout Shares over the Company Earnout Period. The issuance of Earnout Shares is contingent upon meeting defined operational and valuation milestones. In the event of a change of control during the Company Earnout Period, all outstanding milestones are deemed satisfied and all unissued Earnout Shares must be issued immediately prior to completion of such transaction.

The Group assessed the arrangement under IAS 32 Financial Instruments: Presentation to determine whether the Earnout Shares qualify as equity or a financial liability. The earnout arrangement is classified as a derivative financial liability because the Earnout Shares represent a contractual obligation to deliver a variable number of equity instruments contingent on future events and do not meet the IAS 32 fixed for fixed equity criterion. This arrangement does not form part of consideration transferred for the business combination (IFRS 3), and is recognized separately at fair value at the date of the transaction.

Subsequent measurement

The earnout liability is subsequently measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9 Financial Instruments. Changes in fair value arising from remeasurement at each reporting date are recognized in profit or loss within “Fair value gain/(loss) on derivative liabilities.” This reflects the requirement to revalue derivative liabilities at each reporting date until settlement.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

Fair value measurement

Fair value is determined as the price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date in accordance with IFRS 13 Fair Value Measurement. Fair value measurements are categorized within the IFRS 13 fair value hierarchy based on the lowest level significant input:

●	Level 1: Quoted (unadjusted) prices for identical liabilities in active markets.

●	Level 2: Inputs observable either directly or indirectly, such as quoted prices for similar liabilities or market correlated assumptions.

●	Level 3: Unobservable inputs reflecting the Company’s own assumptions regarding inputs that market participants would use, including probability weighted achievement of milestones and expected timing.

If multiple inputs from different hierarchy levels are used, the classification of the entire fair value measurement is based on the lowest level input that is significant to the valuation.

Valuation Inputs

Key inputs used in determining the fair value of the Earnout Shares include:

●	Probability weighted assessment of achieving operational and valuation milestones;

●	Expected timing of milestone achievement;

●	Market based discount rates;

●	Forecast share price volatility and valuation metrics relevant to the underlying equity; and

●	Scenario modelling for change of control features.

3.19 Related party transactions

Related party transactions consist of transactions with Metallon and its affiliates and subsidiaries (see Note 29). Amounts due to and from related parties are presented gross unless there are specific arrangements which provide for the right of offset, in which case the amounts receivable and payable with the related party entity would be presented as a net receivable or payable. Amounts due to related parties are considered current unless otherwise specified within the terms of the arrangement. See Note 29 for further details.

3.20 Other income

Other income primarily consists of milling recoveries and royalties, income associated with insurance proceeds and rental income. Milling recoveries represent amounts received from third parties in exchange for using the Group’s production facilities and are recognized as services are provided. Milling royalties are profit-sharing payments from third parties using the Group’s production facilities and are recognized when earned. Income from rentals is recognized in the period earned.

3.21 Prepayments

Prepayments consist of advance payments for services, inventory, and capital assets which have yet to be received and placed in service. Prepayments associated with the purchase of capital assets which will be reclassified to property, plant, and equipment when the assets are received, are presented as a non-current asset on the consolidated statements of financial position.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

3.22 Use of accounting assumptions, key estimates, and judgments

In preparing the financial statements, management is required to make accounting assumptions, estimates and judgements that affect the amounts presented in the financial statements and related disclosures. Use of available information and the application of judgment are inherent in the formation of estimates. Actual results in the future could differ from these estimates which may be material to the financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognized prospectively.

Significant accounting assumptions, estimates and judgments include:

(a) Impairment of property, plant and equipment

Property, plant and equipment assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. In determining value in use, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production. Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognized, if any, which could in turn impact future financial results.

(b) Depreciation (see Note 14)

The Group’s depreciation on mining assets, which include related infrastructure and other assets used in production, as well as plant and equipment, and buildings, are depreciated on a straight-line basis over the LOM. The Group estimates the LOM based on estimated quantities of mineral and ore reserves including measured, indicated, and inferred. There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Key assumptions include planned future production from inferred resources, and the quantity and quality of the ore mined.

(c) Mineral reserves and resources (see Note 14)

The Group is required to determine and report mineral reserves (proven and probable) and mineral resources (measured, indicated, and inferred) in accordance with the SK 1300 Report. In order to calculate mineral reserves and resources, estimates and assumptions are required about a range of geological, technical, and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of mineral reserves and resources requires the size, shape, and depth of ore bodies to be determined by analyzing geological data such as the logging and assaying of ore samples. This process may require complex and difficult geological judgments and calculations to interpret the data. Because the assumptions used to estimate mineral reserves and resources change from period to period and because additional geological data is generated during the course of operations, estimates of mineral reserves and resources may change from period to period. Mineral reserves and resource estimates prepared by management are reviewed by an independent mineral resources expert.

Changes in reported mineral reserves and resources may affect the group’s LOM plan, financial results, and financial position in a number of ways, including the following:

●	asset carrying values may be affected due to changes in estimated future cash flows;

●	depreciation charged to profit or loss may change if the useful lives of assets change;

●	decommissioning, site restoration and environmental provisions may change where changes in estimated mineral reserves and resources affect expectations about the timing or cost of these activities (see Note 21); and

●	the carrying value of deferred tax assets and liabilities may change due to changes in estimates of the likely recovery of the tax benefits and charges (see Note 12).

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

These factors could include:

●	changes in mineral reserves and resources;

●	the grade of mineral reserves and resources may vary from time to time;

●	differences between actual commodity prices and commodity price assumptions;

●	unforeseen operational issues at mine sites including planned extraction efficiencies; and

●	changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.

(d) Provision for rehabilitation costs (see Note 21)

The Group is required to make estimates for the timing and amounts of future restoration costs which are then discounted to present value. The discount rate utilized in the Group’s present value calculation is estimated based on US treasury rates. Although the Group’s estimate is based on historical experience and re-evaluated annually, the estimated timing and amounts of the rehabilitation cash flows are inherently uncertain. As a result, these estimates and assumptions are subjective and can vary over time. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognized provision for rehabilitation costs may be higher or lower than as currently recorded in the consolidation financial statements (refer to Note 21).

(e) Exploration and evaluation assets (see Note 15)

The Group makes assumptions and estimates regarding the technical feasibility and commercial viability of its mining projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances, such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

(g) Foreign currency transactions

In applying IAS 21, management determined that USD remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenues generated from sales of precious metals are settled in USD;

●	the gold price receivable is calculated in USD;

●	the majority of costs are calculated by reference to USD if denominated in ZIG or is paid in USD; and

●	income tax liabilities calculated in ZIG and USD are settled predominantly in USD.

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

(h) Common control

Refer to Note 1 for a description of the Group’s judgment applied toward the common control transaction during the year ended December 31, 2025 and December 31, 2024.

These judgments include the determination that the Controlling Shareholder exercised control over both Greenstone and the Administrator and the determination that therefore the Reorganization Transaction was an internal reorganization of entities under common control and signified a continuation of BMC’s operations, rather than the initiation of new business activities.

(i) Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant.

This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares, the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at the measurement date. For transactions with employees, the equity component is zero.

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees regarding share-based awards that will be settled in cash is recognized as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date.

Any change in the fair value of the liability is recognized in profit or loss.

3.23 Accounting pronouncements

Standards recently adopted

Amendments to IAS 21

In 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, which creates a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures required. The amendments clarify the treatment of exchange differences arising from the translation of foreign currency transactions. It specifies that exchange differences should be recognized in profit or loss unless they relate to a foreign operation, in which case they should be recognized in other comprehensive income.

The Group adopted this standard on January 1, 2025. The amendments did not have a material impact on the Group’s consolidated annual consolidated financial statements. The Group determined that no other IAS standards, amendments to IAS standards, and interpretations to IAS standard adopted in the periods presented have a material impact on the Group’s consolidated annual financial statements

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

Disclosures about Uncertainties in the Financial Statements

In July 2024, the IASB published the Exposure Draft Climate related and Other Uncertainties in the Financial Statements, proposing illustrative examples on how entities apply existing IFRS requirements when reporting the effects of climate related and other uncertainties. After considering feedback, the IASB broadened the scope to cover uncertainties in general and, in November 2025, issued illustrative examples 1–4 and 6–8, with example 5 removed.

The Group reviewed the issued examples and determined that they provide clarification rather than introduce new accounting requirements. The application of these examples did not have a material impact on the Group’s consolidated annual financial statements.

Standard issued but not yet effective

Amendment to IFRS 9 and IFRS 7

In May 2024, the International Accounting Standards Board issued an amendment to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. This amendment intends to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion, add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and make updates to disclosures for equity instruments designated at fair value through other comprehensive income. The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements under IFRS 7 and IFRS 9 on its consolidated financial statements. These amendments are not expected to have a material impact on the Group’s consolidated financial statements.

Annual improvements to IFRS Accounting Standards — Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11. The IASB’s annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards — Hedge Accounting by a First-time Adopter

IFRS 7 Financial Instruments: Disclosures:

●	Gain or loss on derecognition

●	Disclosure of differences between the fair value and the transaction price

●	Disclosures on credit risk

Namib Minerals
Notes to the Financial Statements

3. Material accounting policies (cont.)

IFRS 9 Financial Instruments:

●	Derecognition of lease liabilities

●	Transaction price

●	IFRS 10 Consolidated Financial Statements — Determination of a ‘de facto agent’

●	IAS 7 Statement of Cash Flows — Cost Method.

The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements on its consolidated financial statements.

IFRS 18 Presentation and disclosure in Financial Statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals, requires disclosure of management-defined performance measures, and includes new requirements for aggregation and disaggregation of financial information. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. The Group is currently assessing the impact of the new IFRS 18 requirements on its consolidated financial statements.

Amendment to IAS 21 - Translation to a Hyperinflationary Presentation Currency

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendment specifies the translation procedures to be applied when an entity’s presentation currency is that of a hyperinflationary economy. The entity applies the amendments if its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy. The amendment aims to improve the usefulness of the resulting information in a cost-effective manner. The amendment is not expected to have a material impact on the Group’s financial statements.

4. Reverse capitalization

On June 17, 2024, the Company entered into the Business Combination Agreement with Greenstone, HCVI, SPAC Merger Sub, and Greenstone Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters,

(a) SPAC Merger Sub merged with and into HCVI, with HCVI continuing as the surviving company bringing net assets of $7,002,000 and, in connection therewith, each issued and outstanding security of HCVI immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Namib;

(b) Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company, and, in connection therewith, the ordinary shares of Greenstone (“Greenstone Shares”) issued and outstanding immediately prior to the Business Combination were cancelled in exchange for the right of the holders thereof to receive Ordinary Shares and the difference in value of $4,000 impacted the Share premium account; and

(c) as a result of the mergers, HCVI and Greenstone each became wholly-owned subsidiaries of Namib, and Ordinary Shares were listed on the Nasdaq stock market, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

The Business Combination was approved by HCVI’s shareholders at the Extraordinary General Meeting on May 6, 2025. HCVI’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. On June 6, 2025, the Ordinary Shares commenced trading on the Nasdaq stock market under the symbol “NAMM”.

Namib Minerals
Notes to the Financial Statements

4. Reverse capitalization (cont.)

(d) As a result of the Business Combination:

(i)	All outstanding HCVI Class A and Class B shares were cancelled in exchange for 3,927,469 Ordinary Shares. (includes HCVI Class A Shares of 107,469 and HCVI Class B Shares of 3,820,000);

(ii)	Namib issued 880,000 Ordinary Shares in satisfaction of the Polar loans;

(iii)	The result of (i) and (ii) above was that 4,807,469 Ordinary Shares were issued;

(iv)	All outstanding Greenstone Shares were cancelled in exchange for 48,869,960 Namib Ordinary Shares; and

(v)	The total increase in Namib Ordinary Shares was 53,676,429 (i.e. (ii) and (iv) above).

The Business Combination was consummated on June 5, 2025. Following the Business Combination, the ownership structure of Namib was as follows:

	Number of Ordinary Shares	% of Ownership
Sponsor, Polar, and Permitted Transferees	4,575,000	9%
Other Initial Shareholders	125,000	0%
SPAC Public Stockholders	107,469	0%
Greenstone Rollover Shares	48,869,960	91%
Total	53,677,429	100%

Reverse capitalization

As discussed in Note 1, the Business Combination was accounted for as a reverse acquisition. The consolidated assets, liabilities and results of operations are those of Greenstone for all prior periods presented. As such, the basic and diluted earnings per share related to Greenstone prior to the Business Combination have been retroactively restated based on shares reflecting the exchange ratio established in the Business Combination.

Share listing expenses under IFRS 2

As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as a non-cash expense upon consummation of the Business Combination.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to HCVI as consideration over the fair value of HCVI’s identifiable net liabilities was recognized as a listing expense in the amount of $65.4 million in the consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2025. The fair value of the equity interests was measured at the closing market price of HCVI’s publicly traded shares on June 5, 2025, which was $11.40 per share. See below for details.

Fair value of Ordinary Shares issued to HCVI Public Stockholders (107,469 shares at $11.40)	1,225
Fair value of Ordinary Shares issued to HCVI Sponsor and Anchor Investors (3,820,000 shares at $11.40)	43,548
Fair value of all the consideration issued by target to acquire the HCVI	44,773
Adjusted for net liabilities of HCVI	20,608
Total share listing expense	65,381

Other transaction-related costs in connection with the Business Combination

For the year ended December 31, 2025, and December 31, 2024, the Company incurred transaction-related costs in connection with the Business Combination of $10.2 million and $7,2 million respectively, excluding the share listing expenses under IFRS 2 discussed above. These transaction-related costs, primarily consisting of professional service fees such as legal and accounting services, were recorded in administrative expenses in the consolidated statements of profit or loss and other comprehensive income.

Namib Minerals
Notes to the Financial Statements

5. Revenue

	How Mine			Redwing Mine			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Gold sales	$82,540	85,568	63,037	—	250	769	82,540	85,818	63,806
Silver sales	55	64	32	—	—	—	55	64	32
Royalty revenue	—	—	—	—	—	1,225	—	—	1,225
Revenue recognized at a point in time	$82,595	85,632	63,069	—	250	1,994	82,595	85,882	65,063

Total ounces of gold sold(1)	24,860	37,239	33,585	—	107	409	24,860	37,346	33,994
Net work in progress (oz)	336	229	563	—	—	—	336	229	563
Gold produced (oz)	25,004	36,636	33,714	—	107	409	25,004	36,743	34,123
Tonnes milled (kt)	476	473	450	—	5	4	476	478	454
Grade (g/t)	1.9	2.7	2.6	*	*	*	1.9	2.7	2.6
Recovery (%)	89	90	90	*	*	*	88.8	90	90
Average net realized gold price ($/oz) (2)	$3,156	2,185	1,774	—	2,304	1,863	3,156	2,185	1,776

(1)	Gold sales were lower than production due to timing differences, including ounces produced near year-end being sold in the subsequent year and included in closing inventory. Additionally, acceptable weight differences between internal estimates and final assay results at Fidelity contributed to the variance.

(2)	Net revenue realised represents revenue after deduction of royalties.

*	In the absence of an assay-determined feed grade, recovery percentages cannot be calculated. The reported gold revenue was derived solely from the recycling of previously treated sands, with no assays conducted during the gold production process.

Namib Minerals
Notes to the Financial Statements

6. Production costs

Production costs include salaries and wages on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for 2025, 2024, and 2023 are summarized below.

	2025	2024	2023
Staff costs (see Note 9)	$12,460	$14,491	$12,634
Stores	10,098	10,142	9,609
Power production	7,580	7,167	7,790
Site administrative costs	5,208	4,725	4,306
Repairs and renewals	1,330	1,734	1,447
Fuel issues	216	298	506
Transport	66	87	226
Contract mining	—	9	211
Other	—	18	13
Production costs	$36,958	$38,671	$36,742

7. Administrative expenses

	2025	2024	2023
Staff costs (see Note 9)	$5,029	$9,428	$4,763
General and administrative costs	1,213	1,219	1,475
Fines and penalties	254	83	746
Bank charges	662	831	433
Fuel issues	58	118	420
Bad debts written off	—	83	—
Directors’ fees	571	288	288
Welfare costs	102	132	246
Stores	64	127	236
Travel and accommodation(1)	3,031	1,705	153
Audit fees (2)	555	941	78
Non-audit fees	6	-	-
Share based payments (see Note 9)	236	—	—
Investor relations	251	—	—
Loss on disposal of assets (see note 14)	428	269	47
Prepayment write down	74	—	—
Legal fees(1)	3,161	723	14
Insurance	493	—	—
Recruitment	617	—	—
Filing fees	308	—	—
Consultancy fees (1)	6,290	4,154	9
Inspection fees	—	—	75
Environmental costs	—	—	9
Administrative expenses	$23,403	$20,101	$8,992

(1)	Included in consultancy, legal, audit and travel expenses of $10,220 thousand for the year ended December 31, 2025 (2024: $7,225 thousand) is not of a recurring nature and primarily relates to the Reorganization Transaction and the Business Combination, as described in Note 1 and 4. Consultancy costs relate to a success fee payable to Cohen & Company and accounting services provided by Ernst & Young.

(2)	Audit fees for 2025 comprise $300k for the December 2025 year-end audit 2024 overruns of $75k, $60k for the June 2025 interim review, and $120k for consent letters and review of technical accounting papers, all incurred with BDO South Africa. The audit fee in accordance with the engagement letter is $300k.

Namib Minerals
Notes to the Financial Statements

8. Foreign exchange (loss)/gain

	2025	2024	2023
Foreign exchange (loss)/gain	$(66)	$1,016	$1,458

The unrealized portion of the foreign exchange (loss)/gain is $118k loss (2024:$575k gain, 2023:$1,195k gain). The Group’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines which are denominated in ZiG. More than 90% of the Group’s transactions are denominated in USD.

On April 4, 2024, the Reserve Bank of Zimbabwe announced a new Monetary Policy Statement, introducing the ZiG currency as part of a multi-currency system and mandating its use for all pricing, debt recording, accounting, and domestic transactions. Concurrently, an inter-bank foreign exchange market was established, with the ZiG opening at an exchange rate of 1 US$ to ZiG 13.56 on April 5, 2024.

9. Staff costs

The aggregate payroll costs of the employees charged in the consolidated statements of profit or loss and other comprehensive income were as follows:

	2025	2024	2023
Wages and salaries	$15,442	$16,606	$15,610
Key management bonuses	—	2,616	—
Share-based payments (Note 34)	236	2,834	—
Post-employment benefits	1,198	1,030	1,191
Social security contributions and similar taxes	849	833	596
Total (Note 6 & 7)	$17,725	$23,919	$17,397

10. Other income

	2025	2024	2023
Milling recoveries and royalties	$254	343	$3,393
Contract mining	122	—	—
Insurance proceeds	—	185	335
Rental income	67	72	75
Scrap sales	27	116	74
Rehabilitation provision adjustment (see note 21)	307	—
First aid competitions	—	—	35
Mine rescue funding	—	—	3
Other income	$777	716	$3,915

11. Finance cost

Of the total finance costs, $858k (2024: $533k) was settled in cash. The non-cash portion was $1,094k (2024: $989k).

	2025	2024	2023
Interest expense, (see Note 24)	$858	466	$1,125
Interest expense, other creditors	365	500	381
Interest expense, unpaid tax	439	283	—
Unwinding of discount (see Note 21)	290	273	909
Finance cost	$1,952	1,522	$2,415

Namib Minerals
Notes to the Financial Statements

12. Taxation

12.1 Taxation expense

	2025	2024	2023
Current tax charge(1)	$6,978	$10,049	$4,260
Deferred tax charge	349	858	994
Taxation expense	$7,327	$10,907	$5,254

(1)	The current tax charge for 2025 incorporates a withholding tax credit amounting to $0.15 million

12.2 Reconciliation of tax rate

	2025	2024	2023
Profit before taxation	$108,507	$14,495	$8,881
Taxation expense at statutory rate(1)	6,590	7,136	2,456
Nondeductible expenses:
Intermediary money transfer tax	126	158	70
Disallowed entertainment and staff welfare cost	9	50	14
Credit loss allowances on intergroup receivables	—	381	1,423
Loss on asset disposal	—	—	63
Remeasurement of financial guarantee	—	(522)	(92)
Penalties and interest	122	58	183
Death benefit	—	25	24
Stock obsolescence	—	43	—
Disallowed costs	—	41	—
Other	—	—	27
Withholding taxes on dividend	(153)	1,050	—
Deferred tax assets not recognized	633	2,487	792
Change in tax rate	—	—	294
Taxation expense	$7,327	$10,907	$5,254

(1)	The effective statutory rates are 25.75% for the How Mine, Redwing Mine, and Mazowe Mine entities, 19% for BMC entity, and 0% for Namib Minerals and Greenstone Corporation.

Namib Minerals
Notes to the Financial Statements

12. Taxation (cont.)

12.3 Reconciliation of tax paid

	2025	2024
Reconciliation of current tax liabilities
Beginning balance, January 1	$8,990	$7,323
Current tax charge	6,978	8,999
Unrealized exchange loss(gain)	8	(684)
Penalties and Interest accrued	512	283
VAT refunds offset against current tax liabilities	(826)	(82)
Closing balance, December 31	(6,642)	(8,990)
Current tax paid	$9,020	$6,849
Withholding tax paid	1,371	901
Total tax paid	$10,391	$7,750

12.4 Deferred tax liability

	2025	2024
Property plant and equipment	$10,814	$10,262
Credit loss allowances	(586)	(580)
Provision for rehabilitation cost	(6,873)	(6,795)
Unrealized exchange gains	(2)	833
Leave pay provision	(369)	(370)
Death Benefit	(108)	—
Provision for stock obsolescence	(48)	—
Estimated tax losses	(12,336)	(11,145)
Deferred tax assets not recognized	18,074	16,012
Deferred tax liability	$8,566	$8,217

	2025	2024
Reconciliation of deferred tax liability
Beginning balance, January 1	$8,217	$7,359
Property plant and equipment	552	1,045
Credit loss allowances	(6)	(3)
Provision for rehabilitation cost	(78)	(1,469)
Unrealized exchange gains	(835)	(611)
Leave pay provision	1	(55)
Death Benefit	(108)	—
Provision for stock allowance	(48)	—
Estimated tax losses	(1,191)	(570)
Deferred tax assets not recognized	2,062	2,521
Ending balance, December 31	$8,566	$8,217

Namib Minerals
Notes to the Financial Statements

12. Taxation (cont.)

12.5 Unrecognized deferred tax assets

	2025	2024
Unrecognized deferred tax assets	$18,074	$16,012

12.6 Value of estimated tax losses available for set off against future taxable income

	2025	2024
Value of estimated tax losses	$47,907	$43,280

13. Earnings per share

Refer to Note 1 for more information on the Reorganization Transaction that occurred on June 6, 2025.

Basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 were calculated as follows:

	2025	2024		2023
Profit for the year attributable to owners of the Group (basic and diluted)	$101,180	$3,588		$3,627
Basic weighted average shares number of shares (thousands)	51,684	48,870	*	48,870
Diluted weighted average number of shares (thousands)	55,014	48,870		48,870
Basic earnings per share	$1.96	$0.07		$0.07
Diluted earnings per share	1.84	0.07		0.07

*	As discussed in Note 4, the Company’s basic and diluted earnings per share related to Namib prior to the Business Combination have been retroactively restated for the years ended December 31, 2024 and 2023 based on shares reflecting the exchange ratio established in the Business Combination.

Basic earnings per share (EPS) is calculated by dividing profit or loss attributable to owners of the Group by the weighted average shares outstanding during the period. Diluted EPS reflects the potential dilution that might occur if various instruments were converted into shares.

This table reconciles the weighted average number of shares for basic EPS to those used for dilutive EPS purposes. There were no dilutive instruments for the years ended December 31, 2024 and 2023.

	2025	2024	2023
Weighted average number of shares	51,684,364	48,869,960	48,869,960
Adjustments:
Promissory note	3,022,408	—	—
Warrants	—	—	—
Earnout liability	—	—	—
PSUs	—	—	—
Equity-settled RSUs	79,212	—	—
Compound RSUs	228,295	—	—
Total weighted average number of shares	55,014,279	48,869,960	48,869,960
Diluted earnings per share	$1.84	0.07	0.07

Namib Minerals
Notes to the Financial Statements

13. Earnings per share (cont.)

Impact of promissory note (see Note 26)

●	Promissory note: For basic EPS, the future Ordinary Shares that could be issued to settle the promissory note are excluded until the ordinary shares are issued (if ever). For diluted EPS, because the Company can choose to settle the debt in cash or ordinary shares at any time, it is presumed that the liability will be settled in ordinary shares. The total number of ordinary shares that could be issued is included in diluted earnings per share. No adjustments were made to the numerator because the liability is interest-free. The balance at year end is included in trade payables.

Impact of Warrants and Earnout liability on EPS calculation

●	Warrants: For basic EPS, the Warrants are not included in the calculation until they are exercised into shares. For diluted EPS, Warrants are included in the calculation to the extent they are in the money as of the reporting date and have a dilutive effect. In that instance, the numerator is adjusted for the fair value changes that would have occurred if warrants had been classified entirely as an equity instrument, net of tax effect while a denominator impact is determined using the treasury stock method. The exercise price exceeds the average share price, therefore the Warrants are out of the money. As they are anti-dilutive, 18,576,677 Ordinary Shares have not affected diluted EPS.

●	Earnout liability: Earnout Shares are contingently issuable shares. They are not included in the denominator of basic EPS until the performance conditions for their issuance have been met at the end of the reporting period. When those conditions are satisfied, the shares will be included in basic EPS. For diluted EPS, contingently issuable shares are included in diluted EPS if the conditions would be satisfied if the reporting date were the end of the contingency period. As none of the conditions had been met, the contingently issuable shares would not have been issued. Therefore, no adjustment has been made to either the numerator or the denominator. A maximum of 30 million Earnout Shares have not been included in diluted EPS.

See Note 25 - Warrants and Note 35 – Earnout liability for further information.

Impact of PSUs and RSUs on EPS calculation (see note 34)

●	PSUs: the Performance Stock Units (“PSUs”) are contingently issuable shares. They are not included in the denominator of basic EPS until the performance conditions for their issuance have been met at the end of the reporting period. When those conditions are satisfied, the shares will be included in basic EPS. For diluted EPS, contingently diluted issuable shares are included in diluted EPS if the conditions would be satisfied if the reporting date were the end of the contingency period. As none of the conditions had been met, the contingently issuable PSUs would not have been issued. Therefore, no adjustment has been made to either the numerator or the denominator. A maximum of 323,777 Ordinary Shares have not been included in EPS.

●	Equity-settled RSUs: For basic EPS, the equity-settled Restricted Stock Unit (“RSUs”) are excluded until the Ordinary Shares are issued. The number of shares expected to vest are included in diluted EPS. No adjustments were made to numerator.

●	Compound RSUs: For basic EPS, the compound RSUs are excluded until the Ordinary Shares are issued (if ever). For diluted EPS, it is presumed that the contract will be settled in Ordinary Shares, and the resulting potential Ordinary Shares are included in diluted earnings per share if the effect is dilutive. No adjustments were made to the numerator.

Namib Minerals
Notes to the Financial Statements

14. Property, plant and equipment

Cost	Mining assets	Buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
Balance at January 1, 2024	36,368	2,040	69,840	2,037	8,961	119,246
Additions(1)	1,597	—	2,281	116	4,400	8,394
Change in rehabilitation asset estimate (see note 21)	—	—	5,433	—	—	5,433
Transfer into/within of property, plant and equipment (see note 15)	514	103	79	—	(486)	210
Scrapping of Assets/Decommissioning	—	(15)	(392)	(76)	—	(483)
Balance at December 31, 2024(2)	38,479	2,128	77,241	2,077	12,875	132,800

Balance at January 1, 2025	38,479	2,128	77,241	2,077	12,875	132,800
Additions(1)	2,048	1,155	2,899	372	4,695	11,169
Change in rehabilitation asset estimate (see note 21)	—	—	319	—		319
Transfer into/within of property, plant and equipment (see note 15)	11,888	—	625	—	(12,141)	372
Scrapping of Assets/Decommissioning	—	—	(2,103)	—	—	(2,103)
Balance at December 31, 2025(2)	52,415	3,283	78,981	2,449	5,429	142,557

Accumulated depreciation and impairment	Mining assets	Buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
At January 1, 2024	25,847	1,929	56,606	1,381	406	86,169
Depreciation	1,913	21	2,024	183	—	4,141
Impairment	—	—	5,724	—	—	5,724
Scrapping of Assets/Decommissioning	—	(15)	(198)	(65)	—	(278)
At December 31, 2024(2)	27,760	1,935	64,156	1,499	406	95,756

At January 1, 2025	27,760	1,935	64,156	1,499	406	95,756
Depreciation	4,206	66	2,722	273	—	7,267
Impairment	—	—	240	—	—	240
Scrapping of Assets/Decommissioning	—	—	(1,675)	—	—	(1,675)
At December 31, 2025(2)	31,966	2,001	65,443	1,772	406	101,588

Carrying value	Mining assets	Buildings (Note 23)	Plant & equipment	Fittings & motor vehicles	Capital work in progress	Total
At December 31, 2024	$10,719	$193	$13,085	$578	$12,469	$37,044
At December 31, 2025	$20,449	$1,282	$13,538	$677	$5,023	$40,969

(1)	— Additions of $0.1 million and $0.2 million were included in trade payables as of December 31, 2025 and 2024 respectively. Additions of $nil and $ 0.6 were funded through Borrowings and paid directly to suppliers as of December 31, 2025 and 2024 respectively.

(2)	— The cost basis and the balance of accumulated depreciation and impairment contain assets which are fully depreciated but remain in service. As of December 31, 2025, and 2024, the initial costs of the fully depreciated assets which remain in service are $734 thousand and approximately $1,141 thousand respectively.

Namib Minerals
Notes to the Financial Statements

14. Property, plant and equipment (cont.)

In 2015 and 2018, the Redwing and Mazowe Mines experienced severe flooding and structural damage, leading to the suspension of operations in March 2019. These events caused significant physical damage to infrastructure and equipment, rendering them non-operational and resulting in a sharp decline in expected cash flows.

Due to the lack of reliable fair value estimates, the Group recognized full impairment losses on substantially all property, plant and equipment at Redwing and Mazowe in 2019 and 2018, respectively. In 2025, updated LOM and rehabilitation cost estimates led to change in estimate to property, plant and equipment assets, of $0.3 million (2024: $5.4 million). An impairment loss of $0.2 million (2024: $5.7 million) was recognised, mainly relating to Mazowe, where the increase in the rehabilitation asset was fully impaired due to the mine remaining non-operational.

15. Exploration and evaluation assets

	2025	2024
Opening Balance – Cost (1)	$1,613	$1,520
Additions	439	303
Transfers to property, plant and equipment (see Note 14)	(372)	(210)
Closing Balance – Cost	1,680	1,613
Accumulated Impairment	(626)	(626)
Carrying value	$1,054	$987

(1)	— Historical impairment was due to severe flooding and structural damage, which led to the suspension of operations of the Redwing and Mazowe Mines in 2019 (see Note 14).

16. Prepayments

16.1 Short-term prepayments

	2025	2024
Inventory	$569	$546
Prepaid expenses	715	2
Short-term prepayments	$1,284	$548

16.2 Long-term prepayments

	2025	2024
Property, plant, and equipment	$4,503	$3,922
Long-term prepayments	$4,503	$3,922

17. Inventories

	2025	2024
Consumables(1)	$3,306	$2,794
Allowance for inventory write-down(2)	(188)	(166)
Gold stockpile	150	185
Gold in progress(3)	643	375
Inventories	$3,911	$3,188

(1)	— Inventory is comprised of consumable stores utilized by the mines. The amount of inventories recognized as an expense in the period amount to $10.1 million (2024: $10.1 million).

(2)	— Allowance for inventory write-down is related to consumables.

(3)	— Gold in progress balance as of December 31, 2025 consists of 336 ounces (2024: 229 ounces).

Namib Minerals
Notes to the Financial Statements

18. Trade and other receivables

	2025	2024
Royalty receivables	$2,136	$2,136
Trade receivables	3,125	2,114
Staff loan receivables	239	277
Other receivables	105	157
VAT receivables(1)	2,183	1,321
Allowance for credit losses	(2,275)	(2,253)
Trade and other receivables, net	$5,513	$3,752

(1)	The Company offset VAT receivables equating to $2 million against trade and other payables due for other types of taxes administered by the Zimbabwean Revenue Authority (2024: Statutory taxes $2.5 million) and $0.8 million offset against current tax liabilities.

The Group’s trade receivables balance primarily relates to gold sales with Fidelity who is the Group’s sole customer. Fidelity settles all amounts within 30 days, and therefore there is no expected credit loss to be recognized in either 2025 or 2024.

The Group’s royalty receivables balance relates to a subcontracting arrangement through which the Group earned a royalty on precious metals extracted by a third-party miner from the Redwing Mine. The Group’s cumulative expected credit losses for 2025 and 2024 mainly related to royalty receivables and arose because of the inability to collect payments from a subcontractor. Of the $2.3 million cumulative credit loss, $2.2 million related to the agreement with the subcontractor and $0.1 million related to sundry debtors which were deemed irrecoverable.

Allowance for credit losses

	2025	2024
Opening Balance	$2,253	$2,240
Additions	23	48
Recovery of prior ECL	(1)	(35)
Closing Balance	$2,275	$2,253

19. Trade and other payables

	2025	2024
Trade payables(2)	$17,757	$8,371
Employee payables	8,939	8,756
Other taxes and social security payments(1)	5,748	8,904
VAT payable	2,114	1,897
Accruals	3,323	3,523
Trade and other payables	$37,881	$31,451

(1)	The Company offset VAT receivables equating to $2 million against trade and other payables due for other types of taxes administered by the Zimbabwean Revenue Authority (2024: $2.5 million).

(2)	As of December 31, 2025, the Company owed BDO South Africa Incorporated $67k related to the interim review performed. This amount was settled in full subsequent to the period end.

Namib Minerals
Notes to the Financial Statements

20. Cash and cash equivalents

	2025	2024
Petty cash	$905	$273
Bank balances	982	425
Cash and cash equivalents	1,887	698
Bank overdraft	—	(1,013)
Cash and cash equivalents, net	$1,887	$(315)

In the current year, bank overdraft ($1 million) has been reclassified as short-term borrowings (see Note 24). The prior-year comparative has not been restated as the overdraft met the definition of cash and cash equivalents in the prior reporting period. The Group’s bank overdraft has remained fully drawn for more than 12 months and has not fluctuated in line with normal cash management activities. Accordingly, the balance is classified as a short-term borrowing because it is a financing arrangement and no longer meets the definition of a cash-equivalent in IAS 7.

Banc ABC Zimbabwe

Overdraft Facility Agreement

In July 2024, the Group entered into an overdraft facility agreement with Banc ABC Zimbabwe (“Overdraft Facility Agreement”) for an overdraft limit of $1.0 million to support working capital requirements and capital expenditures. Under the terms of the subsequent facility restructuring concluded on October 15, 2025, this overdraft facility was renewed and formally extended, with the availability period now expiring on July 31, 2026. The facility bears a variable interest rate equal to the base lending rate quoted by African Banking Corporation of Zimbabwe Limited minus a margin of 2% per annum, calculated on the daily balance outstanding. At December 31, 2025, the interest rate was 13% (2024: 13%). The Group fully drew down the USD1.0 million overdraft in July 2024, and as at the reporting date of December 31, 2025, the facility remained fully utilized. The Overdraft Facility is subject to the same financial covenants as those contained in the October 15, 2025 facility agreement with Banc ABC Zimbabwe, as detailed in Note 24.

As of December 2025, Banc ABC Zimbabwe is rated BBB with Outlook by ICRA Rating Agency DMCC, reflecting moderate credit risk within the local banking environment.

21. Provision for rehabilitation costs

Site restoration relates to the estimated cost of closing down the mines and projects and represents the site and environmental restoration costs estimated to be paid as a result of mining activities or previous mining activities. For the How Mine, site restoration costs are capitalized to property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalized costs are amortized over the life of the mine and the provision is unwound over the period to estimated restoration. Redwing and Mazowe site restoration costs are capitalized to property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently, the capitalized costs are immediately impaired, since the life of mine cannot be reliably estimated as the mines are not operational, and the provision represents estimated restoration costs based on the consultancy reports.

	2025	2024
Beginning balance, January 1	$26,389	$20,683
Unwinding of discount (see Note 11)	290	273
Change in estimate	9	5,433
Ending balance, December 31	$26,688	$26,389

Namib Minerals
Notes to the Financial Statements

The discount rate used in calculating the present value of the How Mine’s provision for rehabilitation costs is based on U.S. treasury bond rates, and the cash flows are estimated at an average 2.3% inflation (2024: 2.4%). At December 31, 2025, How Mine’s provision for rehabilitation costs is calculated using a 4.17% discount rate (2024: 4.6%), with gross rehabilitation costs amounting to $8.1 million. For Redwing Mine and Mazowe Mine, the rehabilitation provision will be equal to the gross rehabilitation costs as determined at December 31, 2025 without discounting, due to uncertainty over the LOM in regards to depletion rates as the mines are currently not operational. As of December 31, 2025, the Group estimates costs for environmental rehabilitation will begin to be incurred for its How Mine in 2034. With respect to the Group’s Redwing Mine and Mazowe Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Group restarting each mine’s operations and will be determined in a future period. The gross closure costs for Redwing Mine and Mazowe Mine were $11.5 million and $8.3 million, respectively.

The change in estimate arose following a reassessment of the estimated mine rehabilitation costs upon closure of the mines as at December 31, 2025. The reassessment was undertaken due to changes in contractor rates as well as an increase in disturbed areas resulting from ongoing mining activities. This change in estimate of $0.01 million comprises $0.08 million for the How Mine, $0.24 million for the Mazowe Mine, and $0.31 million decrease for the Redwing Mine. The How Mine and Mazowe changes in estimates for resulted in increases in rehabilitation costs, while the change in estimate for Redwing resulted in a reduction in rehabilitation costs of $307k which is reflected in other income (see note 10).

22. Contingent liabilities

The Group is subject to various claims that arise in the normal course of business. The Group has determined the risk of loss related to the current claims is remote. Accordingly, no contingent liabilities have been recognized or disclosed for the years ended December 31, 2025, or 2024.

23. Commitments

The Group funds its contractual commitments through cash from operating activities and from debt.

As at the reporting date, the Group had contractual capital commitments relating primarily to the implementation of its enterprise resource planning system, being Microsoft Dynamics 365, feasibility studies at Redwing and Mazowe Mines, which are required to support the planned resumption of operations, equipment at How Mine to support operations and short term leases which are immaterial.

	2025	2024
Commitments	$6,641	$1,407

24. Borrowings

	2025	2024
Banc ABC Zimbabwe loan(1)	$3,863	$2,000
Short-term notes(2)	—	516
Directors and Officers insurance(3)	314	—
Bank overdraft(4)	1,006	—
	5,183	2,516

Non-current	$2,006	$1,374
Current	3,177	1,142
	5,183	2,516

[1]	On October 15, 2025, Bulawayo Mining Company (Private) Limited entered into a facility agreement (“Facility Agreement”) with African Banking Corporation of Zimbabwe Limited (Banc ABC) for a global facility limit of $8.5 million to finance capital expenditure and working capital requirements. This agreement supersedes and replaces the previous facility agreement executed on December 9, 2024. The facility consolidated and rolled over existing borrowings of $3.5 million into the new arrangement and comprises a $2.5 million term loan (available for 24 months from drawdown), a $1.0 million overdraft facility (available until July 31, 2026), and a $1.5 million promissory notes facility (available for 12 months from drawdown). Interest on the overdraft and term loan components is variable at the Bank’s corporate base lending rate (currently 15% per annum) minus a margin of 2% per annum, charged on daily balances and payable monthly in arrears. The existing term loan portion remains available until March 31, 2028.

Namib Minerals
Notes to the Financial Statements

24. Borrowings (cont.)

To secure the Facility Agreement, the Group has provided the following collateral: a $4,080,555 notarial bond over property, plant, and equipment of Bulawayo Mining Company (Private) Limited; new equipment purchased shall be specified in a security agreement and shall be perfected by way of registration of a notice of security interest; a hypothecation of $15m over mining leases; a limited guarantee from Namib Minerals of $8.5 million; and a cession of insurance over the pledged assets.

The Facility Agreement imposes covenants on the Group, including the obligation to channel monthly deposits of at least $4 million of which $3 million is expected to be in $ through designated accounts, with a penalty interest of 3% per annum for non-compliance. Additionally, the Group must maintain a Debt Service Coverage Ratio of at least 1.2:1 and establish a sinking fund using monthly deposits to ensure timely loan repayment upon maturity. As of December 31, 2025, the Group had a Debt Service Coverage Ratio of 2.04:1 (2024: 5.29.1). The Group was in compliance with all covenants under the Facility Agreement as of December 31, 2025, and 2024. As of December 31, 2025 and 2024, the carrying amount of the borrowings approximated their fair value.

[2]	The Group had short-term notes with various lenders with maturities ranging from two to six months. The short-term notes did not have any collateral or covenants. The interest rates on short-term borrowings ranged from 7% to 13% per annum. The short-term notes were secured by specified real estate assets. These loans were settled in 2025.

[3]	Namib Minerals entered into a Premium Finance Agreement with ETI Financial Corporation on July 10, 2025 to finance $0.7 million of D&O insurance premiums (following an $86 thousand down payment), repayable over 10 monthly instalments with total finance charges of $27 thousand (7.56% APR).

[4]	In the current year, bank overdraft has been classified as short-term borrowings because it is a financing arrangement and no longer meets the definition of a cash-equivalent. The prior-year comparative has not been restated as the overdraft met the definition of cash and cash equivalents in the prior reporting period (see note 20)

Net debt movement	Borrowings	Overdraft	Total
Net debt - January 1, 2024	$2,408	$—	$2,408
Cash flows
New loans (proceeds)(1)	2,567	—	2,567
Interest paid - presented in operating activities	(451)	—	(451)
Repayment of borrowings (principal) - presented in financing activities	(3,200)	—	(3,200)
Non-cash flows
Direct payments to suppliers(1)	1,051	—	1,051
Interest accrual	466	—	466
Repayment of borrowings by supplier directly (principal)	(353)	—	(353)
Fees charged against borrowings	28	—	28
Net debt - December 31, 2024	$2,516	$—	$2,516
Cash flows
New loans (proceeds)(1)	3,002	1,006	4,008
Interest paid - presented in operating activities	(692)	(166)	(858)
Repayment of borrowings (principal) - presented in financing activities	(3,213)	—	(3,213)
Non-cash flows
Direct payments to suppliers(1)	1,848	—	1.848
Fees charged against borrowings	24		24
Interest accrual	692	166	858
Net debt - December 31, 2025	$4,177	$1,006	$5,183

(1)	During the year ended December 31, 2025, the How Mine received borrowings amounting to $3.98 million (2024: $1.5 million) of which $0.98 million (2024: $1.1 million) was paid directly to suppliers by the finance lender, furthermore Namib’s head office received $0.86 million which was paid directly to an insurance provider and as well $1 million overdraft reclassification explained above.

Namib Minerals
Notes to the Financial Statements

25. Derivative liability (warrants)

Pursuant to Business Combination Agreement, the Company issued Warrants as a replacement for SPAC Warrants. Each SPAC Warrant issued by HCVI ceased to represent a right to acquire the number of shares of common stock of HCVI and was converted into a right to acquire the same number of the Ordinary Shares on substantially the same terms as were in effect immediately prior to the close of the Business Combination. The Warrants were not considered part of the consideration and were classified as derivative liabilities as they did not meet the equity classification requirements under IAS 32. All changes in fair value are reflected in profit and loss. (see note 1). Each Warrant became exercisable; provided that the Company has an effective registration statement. 18,576,677 Warrants will convert into 18,576,677 Ordinary Shares. The Warrants have an exercise price of $11.50 per share, subject to adjustments, and expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

As of June 5, 2025, the Warrants were recognized at a fair value of $7.1 million. As of December 31, 2025, the fair value of these warrants was $1.3 million, resulting in a remeasurement gain of $5.7 million in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. The change in fair value was driven by changes in the Company’s listed Warrant prices. All amounts are non-cash flows.

The impact of warrants on earnings per share is explained in Note 13 – Earnings per share. The IFRS 13 fair value disclosures are included in Note 35 – Earnout liability.

26. Share capital

Based on the second amended and restated memorandum of association the Group’s authorized share capital consists of 500,000,000 ordinary shares with a par value of $0.0001 and the Group’s issued and outstanding share capital consists of 54,084,183 Ordinary Shares. Refer to Note 1 for description of the Reorganization Transaction that occurred on June 17, 2024 and Note 4 for further details on reverse capitalization.

($ represent unrounded amounts)	Number of fully paid shares	Amount
January 1, 2024	1,000	$1,000
Shares issued	—	—
December 31, 2024	1,000	$1,000

January 1, 2025	1,000	1,000
Issuance of shares to HCVI shareholders upon reverse capitalization[1]	4,807,469	481
Impact of reverse capitalization[1]	48,868,960	3,887
Issue of shares for promissory note[2]	406,754	41
December 31, 2025	54,084,183	$5,409

This describes the nature and purpose of each reserve.

Reserve	Description and purpose
Share capital	The nominal value of shares issued.
Share premium/other reserves[3]	This combines shares premium relating to shares issued and the impact of transactions recognized in equity (see notes 1 and 4).
Retained earnings/deficit	Cumulative net gains and losses recognized in the consolidated statements of profit or loss and other comprehensive income plus the corresponding entry for the equity-settled share-based payment expenses recognized

[1]	As described in Notes 1 and 4 the Company completed the Business Combination on June 5, 2025. In connection with the transaction, the Company issued 53,676,429 (see 4,807,469 and 48,868,960 above) Ordinary Shares each with a par value of $0.0001. These shares have been issued as part of the acquisition consideration provided to the SPAC shareholders in exchange for the SPAC’s net assets and listing status.

[2]	A promissory note was issued for debt of $3.5 million which settles the debt in 11 monthly installments of $300 thousand from November 2025 and a final instalment of $200 thousand in September 2026. The debt is settled in the equivalent number of shares. The Company can choose to settle the debt at any point, either in cash or in the equivalent number of shares. The balance payable of $2.9 million at year end is included in trade payables.

406,754 Ordinary Shares were issued in the year ended December, 31 2025, with a par value of $41 and an increase in share premium of $599,959. See note 36 – Subsequent events for an explanation of shares issued after December 31, 2025.

[3]	Reconciliation of share premium/other reserves

Namib Minerals
Notes to the Financial Statements

26. Share capital (cont.)

The share premium and other reserves reconcile as follows:

	2025	2024
Share premium	$600	$—
Other reserves	$(110,345)	$—
	(109,745)	—

27. Financial instruments and risk management

The Group has exposure to the following risks that arise from its use of financial instruments:

●	Currency risk;

●	Liquidity risk;

●	Credit risk;

●	Capital risk; and

●	Interest rate risk.

Refer to Note 3 for discussion on how the Group measures financial assets and financial liabilities initially and subsequently. The principal financial instruments used by the Group, from which financial instruments risks arise and the related balances as of December 31, 2025 and 2024, are:

	2025	2024
Financial assets at amortized cost
Amounts due from related parties (see note 29)	$—	$765
Trade and other receivables (excluding VAT receivables) (see note 18)	3,330	2,431
Excise duty indemnification (see note 1)	3,575	—
Cash and cash equivalents (see note 20)	1,887	698
Staff loan receivables	98	135
	8,890	4,029

Trade and other payables (excluding VAT payable and employee payables) (see note 19)	21,080	11,894
Amounts due to related parties (see note 29)	2,277	3,389
Bank overdraft (see note 20)	—	1,013
Excise duty payable (see note 1)	3,575	—
Borrowings (see note 24)	5,183	2,516
Total	32,115	18,812
Financial liabilities at fair value through profit or loss

Derivative liability (warrants) (see note 25)	1,334	—
Earnout liability (see note 35)	9,898	—
Total	$11,232	$—

Namib Minerals
Notes to the Financial Statements

27. Financial instruments and risk management (cont.)

Currency risk

The Group is exposed to currency risk on transactions settled or paid in currencies other than its functional currency. The exposure to currency risk is primarily related to transactions paid or settled in ZiG. The Group conducts a limited number of transactions which are paid or settled in ZAR, but these transactions do not pose a material currency risk due to the limited volume. To reduce exposure to currency fluctuation, the Group seeks to settle obligations due in local currency (ZiG) from recent sales settled in local currency. Movement in currency rates could expose the Group to additional foreign exchange gain or loss.

The table below indicates consolidated monetary assets/(liabilities) in the Group denominated in ZIG

	2025	2024
Trade and other receivables	$1,241	$568
Cash and cash equivalents	392	74
Amount due from related parties	-	55
Current tax liability	(510)	(1,576)
Trade and other payables	(82)	(109)
Total	$1,041	$(988)

Sensitivity analysis — The following demonstrates the Groups sensitivity to 5% strengthening or weakening of the ZIG local currency as of December 31, 2025, and of the ZWL local currency as of December 31, 2024, against the USD functional currency and the impact on profit or (loss) for each period:

	Strengthening	Weakening
December 31, 2025	$55	$(55)
December 31, 2024	$49	$(49)

The table below indicates consolidated monetary liabilities in the Group denominated in ZAR:

	2025	2024
Trade and other payables	$(1,250)	$(894)
Total	$(1,250)	$(894)

Sensitivity analysis — The following demonstrates the Groups sensitivity to 5% strengthening or weakening of the ZAR local currency against the USD functional currency and the impact on profit or (loss) for each period:

	Strengthening	Weakening
December 31, 2025	$63	$(63)
December 31, 2024	$45	$(45)

Namib Minerals
Notes to the Financial Statements

27. Financial instruments and risk management (cont.)

Liquidity risk

Liquidity risk is the risk that the Group may fail to meet its obligations when they fall due, the consequences of which may be the failure to meet obligations to creditors. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. Adequate banking facilities are maintained. Borrowing facilities are negotiated with approved financial institutions at acceptable interest rates. The table below summarizes the maturity profile of the Group’s financial liabilities at the end of each reporting period. The amounts reflect gross (i.e. undiscounted cash flows) which include contractual interest payments.

December 31, 2025	Less than 12 months	12- 24 Months	Greater than 24 Months	Total
Trade and other payables	$21,080	—	—	21,080
Borrowings	3,782	2,066	104	5,952
Amounts due to related parties	2,277	—	—	2,277
Excise tax payable	3,575	—	—	3,575
Total	$30,714	2,066	104	32,884

December 31, 2024	Less than 12 months	12- 24 Months	Greater than 24 Months	Total
Trade and other payables	$11,894	$—	$—	$11,894
Borrowings	1,441	899	674	3,014
Amounts due to related parties	3,389	—	—	3,389
Bank overdraft	1,013	—	—	1,013
Total	$17,737	$899	$674	$19,310

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. Credit risk arises from the Group’s trade and other receivables, net as well as amounts due from related parties. The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The table below summarizes the credit risk of the Group’s financial assets at the end of the current reporting period. The amounts reflect the gross value and the effect of the expected credit loss for each financial asset. Excise tax receivable relates to taxes arising in connection with the business combination. Under the terms of the transaction agreements with Hennessy Capital Investment Corp. VI, the Group is indemnified of these liabilities (see note 1)

December 31, 2025	Gross	ECL	Total
Financial assets
Trade and other receivables	5,605	(2,275)	3,330
Cash and cash equivalents	1,887	—	1,887
Staff loan receivables	98	—	98
Amount due from related parties	10,446	(10,446)	—
Excise duty indemnification	3,575	—	3,575
Total	$21,611	(12,721)	8,890

December 31, 2024	Gross	ECL	Total
Financial assets
Amounts due from related parties	$11,211	$(10,446)	$765
Trade and other receivables	4,684	(2,253)	2,431
Cash and cash equivalents	698	—	698
Staff loan receivables	135	—	135
Total	$16,728	$(12,699)	$4,029

Namib Minerals
Notes to the Financial Statements

27. Financial instruments and risk management (cont.)

The Group’s financial assets primarily relate to amounts due from related parties and trade receivables. The Group’s risk over the collectability of trade receivables is generally low, as substantially all of the Group’s sales of precious metals are to a single customer, Fidelity, which is a Zimbabwean governmental entity which has never paid outside of their contractually agreed credit terms of 30 days.

Credit risk exposure on trade receivables with customers other than Fidelity is generally higher, as such receivables are subject to collection risks in the normal course of business. As disclosed in Note 18, substantially all of the Group’s receivables recognized in relation to a contract with third-party miners, was provided for over the course of 2023 and 2022. The Group also holds credit risk on amounts receivable from related parties which may experience insolvency or liquidity issues; however, such risks are partially mitigated through the Group’s ability to negotiate with affected parties to settle balances with payables due to the same party. Refer to Note 29 for discussion regarding recognition of credit losses on related party receivables from Metallon.

Capital risk

The Group considers its capital to comprise its ordinary share capital and retained deficit. In managing its capital, the Group’s primary objective is to maintain a sufficient funding base to enable the Group to meet its working capital and strategic investment needs. The Group is not subject to any externally imposed capital requirements as at December 31, 2025 and 2024. The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits to other stakeholders. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Interest rate risk

The risk of interest rate changes associated with the Group’s long-term debt and short-term borrowings would not have a material impact on the Group’s consolidated financial statements.

28. Dividends

The following dividends were declared by the Group and issuable to Metallon, the Group’s former parent company prior to the Reorganization Transaction described in Note 1, during the year ended December 31, 2025 and 2024 ($ in thousands, except per share amounts):

	2025	2024

$0 per qualifying ordinary share(1) (2024: $9,000)	$—	$9,000

(1)	— Per share amounts calculated based on 1,000 shares. See Note 26.

For the year ended December 31, 2024, the Group declared $9 million in dividends to its previous shareholders in three instalments: $5 million on January 12, 2024, $1 million on April 30, 2024, and $3 million on May 20, 2024.

The following dividends were paid by the Group during the ended December 31, 2025 and 2024 and were issued to Metallon:

	2025	2024

$0 per qualifying ordinary share (2024: $7,579)	$—	$9,018

Namib Minerals
Notes to the Financial Statements

29. Related party information

The Southern SelliBen Trust (“Trust”), Mzi Khumalo, Nostro Heritage Foundation, South Rivers Foundation, and Red Richmond Foundation are former shareholders of Greenstone and are now shareholders of Namib.

Refer to note 28 for information on dividends to related parties and to note 36 for subsequent events that affect a related party.

Related party receivables and payables

The Group’s related party payables relate to expenses incurred by the Group which were paid by Metallon, Metallon Management Services, and Metallon Gold Zimbabwe, an affiliate of Metallon. Mzi Khumalo is a significant shareholder of all entities. As of December 31, 2025, an offset agreement is in place between the Group and Metallon, allowing the Group to net its receivable and payable balances held with Metallon. All amounts are non-cash flows. The related party balances are unsecured, bear no interest, and do not have fixed repayment terms.

Related party receivables	2025	2024
Metallon Corporation Limited	$8,261	$8,261
Metallon Corporation Limited (US)	—	765
Metallon Management Services	2,185	2,185
Allowance for related party credit losses	(10,446)	(10,446)

Total	$—	$765

Related party payables	2025	2024
Metallon Corporation Limited	$—	$2,248
Metallon Gold Zimbabwe	2,277	1,138
Metallon Management Services	—	3
Total	$2,277	$3,389

The Group incurred related party credit losses of $0.0 million and $1.4 million as of December 31, 2025 and 2024, respectively, related to receivables owed by Metallon Corporation Limited and Metallon Management Services. The 2024 charge includes an additional provision of $1.2 million made during the year due to continued liquidity concerns in respect of the amounts owing from Metallon Corporation Limited. In addition, the Group recognized a credit loss of $0.2 million in 2024 on receivables due from Metallon Management Services, reflecting ongoing liquidity concerns.

Allowance for related party credit losses
Balance as of December 31, 2023	$9,020
Additions	1,618
Reversal	(192)
Balance as of December 31, 2024	10,446
Additions	—
Reversal	—
Balance as of December 31, 2025	$10,446

Purchase of residential properties

Bulawayo Mining Company (Private) Limited has historically occupied residential properties owned by Metallon Gold Zimbabwe (Private) Limited (“MGZ”), a related party. During the year, MGZ offered these properties for sale to Bulawayo Mining Company (Private) Limited for $1.2 million based on independent market valuations, which were reviewed and approved by management.

With effect from January 1, 2025, MGZ commenced charging rental for the use of the properties. Accordingly, rental expense of $48k for the period from January 1, 2025 to September 30, 2025 has been recognised in profit or loss. On September 30, 2025, Bulawayo Mining Company (Private) Limited completed the acquisition of the properties and recognised the assets in property, plant and equipment (see Note 14), together with the corresponding transfer entries. The transactions were conducted on an arm’s length basis and in accordance with agreed terms between the parties.

Namib Minerals
Notes to the Financial Statements

29. Related party information (cont.)

Key management personnel compensation

The amounts disclosed in the table below represent the compensation to key management personnel for the years ended December 31, 2025, and 2024. The amounts are recognized as administrative expenses in the consolidated statements of profit or loss and other comprehensive income.

	2025	2024
Short-term employee benefits	$2,361	$1,798
Key management bonuses	-	2,616
Non-executive director fees (Namib Minerals)	353	-
Non-executive director fees (BMC Zim)	218	288
Share based payments (see Note 34)	236	2,834
Post-employment benefits	14	14
Key management compensation	$3,182	$7,550

Effective July 1, 2024, the key management remuneration was expanded to include the costs of an additional three members of management, which have been reflected above for the year ended December 31, 2024. At December 31, 2025, amounts totaling $2.4 million (2024: $3 million) were owed to Directors of the Company and $0.1 million owed to the non-executive directors for services rendered in the fourth quarter of 2025.

30. Employment benefits

Defined contribution plan

All permanent employees are members of defined contributions plans administered by either the National Industrial Council for the Mining Industry of Zimbabwe or the Old Mutual staff pension fund. Contributions are at the rate of 12% and 16% of pensionable emoluments of which employees pay 5% and 6.5% respectively. The cost of pension contributions during the year is made up as follows:

	2025	2024
Contributions for the year	$689	$643

National Social Security Scheme

A subsidiary of the Group, Bulawayo Gold Zimbabwe (Private) Limited, makes contributions to the National Social Security Scheme, a defined benefit pension scheme promulgated under the National Social Security Act of 1989. The Group’s obligation under the scheme is limited to specific contributions legislated from time to time:

	2025	2024
Contributions for the year	$288	$221

In the fourth quarter of 2025, the Group hired new employees in the United States who participate in a defined contribution 401(k) retirement plan, under which the Company contributes 4% of base salary; employer contributions ($6k) are recognized as an expense as incurred, with no further obligation beyond the agreed contributions

31. Segment reporting

The Group currently identifies four reportable segments which consist of each of its three mines based in Zimbabwe: the How Mine, the Mazowe Mine, and the Redwing Mine. Another segment ‘Other’ relates to corporate overhead. The Group’s CEO is the Group’s chief operating decision maker responsible for evaluating the operating performance of the Group’s mining operations, allocating resources, and making strategic decisions. For each of the segments, the Group’s CEO reviews internal management reports on at least a quarterly basis. Information regarding the results of each reportable segment is included below.

Performance is measured based on operating profit/loss, as included in the internal management reports that are reviewed by the Group’s CEO. Segment operating profit or loss is used to measure performance as management believes that such information is the most relevant in evaluating the operating performance of each segment relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

An IFRIC Agenda Decision which deals with the Disclosure of Revenues and Expenses for Reportable Segments resulted in amounts being more disaggregated in the segment report. As a result, the comparatives for the year ended December 31, 2024 have also been disaggregated further and restated.

Namib Minerals
Notes to the Financial Statements

31. Segment reporting (cont.)

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$82,595	85,632	—	250	—	—	—	—	82,595	85,882
Production costs	(36,958)	(38,648)	—	(23)	—	—	—	—	(36,958)	(38,671)
Depreciation	(7,226)	(4,057)	(8)	(3)	(33)	(81)	—	—	(7,267)	(4,141)
Royalties	(4,138)	(4,279)	—	(2)	—	—	—	—	(4,138)	(4,281)
Gross profit (loss)	34,273	38,648	(8)	222	(33)	(81)	—	—	34,232	38,789
Other income	138	288	512	77	127	351	—	—	777	716
Impairment	—	—	—	(4,095)	(240)	(1,629)	—	—	(240)	(5,724)
Administrative expenses	(2,438)	(1,387)	(2,533)	(2,618)	(1,634)	(2,024)	(16,798)	(14,072)	(23,403)	(20,101)
Staff costs	—	—	(1,988)	(1,907)	(797)	(887)	(2,244)	(6,634)	(5,029)	(9,423)
General and administrative costs	—	—	(301)	(252)	(756)	(967)	(156)	—	(1,213)	(1,219)
Fines and penalties	—	(15)	—	(68)	—	—	(254)	—	(254)	(83)
Bank charges	(652)	(812)	(2)	(14)	(8)	(5)	—	—	(662)	(831)
Fuel issues	—	—	(58)	(59)	—	(59)	—	—	(58)	(118)
Directors’ fees	(218)	(288)	—	—	—	—	(353)	—	(571)	(288)
Welfare costs	—	—	(75)	(51)	(27)	(81)	—	—	(102)	(132)
Stores	—	—	(64)	(127)	—	—	—	—	(64)	(127)
Travel	(503)	—	(7)	(82)	—	—	(2,521)	(1,623)	(3,031)	(1,705)
Audit fees	(308)	—	(38)	—	(46)	—	(163)	(941)	(555)	(941)
Non-Audit fees	(6)	—	—	—	—	—	—	—	(6)	—
Legal fees	—	—	—	—	—	—	(3,161)	(723)	(3,161)	(723)
Share based payment	—	—	—	—	—	—	(236)	—	(236)	—
Investor relations	—	—	—	—	—	—	(251)	—	(251)	—
Loss on disposal of assets	(428)	(269)	—	—	—	—	—	—	(428)	(269)
Prepayment write down	(74)	—	—	—	—	—	—	—	(74)	—
Consultancy fees	(249)	(3)	—	—	—	—	(6,041)	(4,151)	(6,290)	(4,154)
Filing fees	—	—	—		—	—	(308)	—	(308)	—
Insurance	—	—	—		—	—	(493)	—	(493)	—
Recruitment	—	—	—		—	—	(617)	—	(617)	—
Bad debts written off	—	—	—	(58)	—	(25)	—	—	—	(83)
Allowance for credit losses	—	—	(23)	(13)	—	—	—	—	(23)	(13)
Listing expenses	—	—	—	—	—	—	(65,381)	—	(65,381)	—
Foreign exchange gains/(losses)	35	444	14	217	(108)	355	(7)	—	(66)	1,016
Change in fair value of earnout liability	—	—	—	—	—	—	158,822	—	158,822	—
Change in fair value of warrants	—	—	—	—	—	—	5,725	—	5,725	—
Operating profit/(loss)	32,008	37,993	(2,038)	(6,210)	(1,888)	(3,028)	82,361	(14,072)	110,443	14,683
Finance cost	(1,343)	(818)	(150)	(90)	(324)	(332)	(135)	(282)	(1,952)	(1,522)
Related party credit loss	—	(1,652)	—	—	—	29	—	197	—	(1,426)
Interest income	16	14	—	—	—	—	—	—	16	14
Financial guarantee remeasurement	—	—	—	—	—	—	—	2,746	—	2,746
Profit/(loss) before taxation	30,681	35,537	(2,188)	(6,300)	(2,212)	(3,331)	82,226	(11,411)	108,507	14,495
Income tax (expense)/ income	(7,480)	(9,857)	—	—	—	—	153	(1,050)	(7,327)	(10,907)
Profit/(loss) for the year	$23,201	25,680	(2,188)	(6,300)	(2,212)	(3,331)	82,379	(12,461)	101,180	3,588

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segment assets	$58,383	50,771	90	20	236	248	4,085	—	62,794	51,039
Current assets	12,044	8,845	9	15	59	91	4,058	—	16,170	8,951
Non-current assets	46,339	41,926	81	5	177	157	27	—	46,624	42,088
Segment liabilities	33,937	37,850	20,702	20,138	15,002	16,762	32,428	7,215	102,069	81,965
Current liabilities	16,456	21,719	9,224	8,352	6,698	8,699	21,191	7,215	53,569	45,985
Non-current liabilities	17,481	16,131	11,478	11,786	8,304	8,063	11,237	—	48,500	35,980

Namib Minerals
Notes to the Financial Statements

32. Financial guarantee

On September 27, 2023, the Group executed an agreement (the “Africorp Guarantee”) with Africorp Solutions And Advisory (Pty) Ltd (“Africorp”) to guarantee Metallon Corporation Limited outstanding loans withdrawn during 2021 (the “Metallon Term Loans”), which consisted of an aggregate principal amount of $1.5 million and accumulated interest as of the execution date of $1.6 million, for a cumulative outstanding amount of $3.2 million, payable in instalments through March 31, 2024.

The Africorp Guarantee has been accounted for by the Group as a financial guarantee contract under IFRS 9, under which the Group is required to initially measure the guarantee at fair value and will subsequently measure the guarantee to the higher of (i) the amount of the loss allowance determined in accordance with the impairment requirements of IFRS 9 and (ii) the amount initially recognized less, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Based on the Group’s analysis upon the execution of the Africorp Guarantee, the Group determined an ECL should be recognized for the full $3.2 million outstanding balance of the Metallon Term Loans based on the probability of default. As the guarantee was issued to the parent entity in exchange for no consideration, the offset to the initial credit loss entry was recognized as a distribution in the consolidated statement of changes in equity for the year ended December 31, 2023.

The Group revised its analysis of the ECL as of December 31, 2023, and determined the ECL should reflect the remaining outstanding balance of the Metallon Term Loans of $2.7 million. The Group recognized a reversal on the ECL of $0.5 million which is presented as “Financial guarantee remeasurement” in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2023.

On June 17, 2024, concurrent with the execution of the Reorganization Transaction (Note 1), Africorp issued a “Deed of Release”, which released the Group of all obligations under the Africorp Guarantee. As a result, the Group recorded a reversal of the remaining $2.7 million ECL in June of 2024, which is presented within “Financial guarantee remeasurement” in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024.

33. Going concern

As of the reporting date, the Group’s current liabilities exceed its current assets by $37.4 million (2024: $37.0 million), and total liabilities exceed total assets by $39.3 million (2024: $30.9 million), primarily due to the impairment of assets at the Redwing Mine and Mazowe Mine, which remain under care and maintenance. As a result, these mines generate no positive cash flow, and How Mine currently supports their care and maintenance costs. As of December 31, 2025, Redwing had current payables of $9.2 million, and Mazowe had $6.7 million. Mazowe and Redwing Mines have successfully defended several legal applications that were filed in 2024. The applications have all been filed in a similar manner and do not have merit. The financial exposures of Redwing and Mazowe Mines have been ring-fenced to those specific entities, limiting any adverse impact on the broader Group. The liabilities and obligations of Redwing and Mazowe are contractually separated from How Mine, ensuring that these obligations do not encumber the operational assets or future profitability of the Group’s other entities. None of the entities within the Group has provided any assets as security over the liabilities of Redwing and Mazowe that could be called on in settling these entities’ liabilities.

Management has assessed the Group’s ability to continue as a going concern, considering its financial position, operating environment, and cash flow projections until December 2026.

How Mine (operational since 1941) continues to generate profits and positive cash flows. Production is expected to continue to increase in 2026, further improving the Group’s cash flow. Namib Minerals (Bulawayo Mining Company Private Ltd’s parent company as described in Note 1) and the Group’s cash flow largely stems from How Mine. Management’s forecast for the next twelve months indicates positive cash flows, including funds to settle Redwing and Mazowe current liabilities as described in Note 31. Management has conducted sensitivity analyses on potential gold price fluctuations and confirmed that the Group will maintain positive cash flows.

Namib Minerals
Notes to the Financial Statements

33. Going concern (cont.)

The ongoing conflict in the Middle East has increased global economic uncertainty, particularly through higher energy prices, supply chain pressures, and inflation, which may increase the Group’s operating costs. In Zimbabwe, this may impact the cost of key inputs such as consumables, equipment, and labour. The Group has not experienced any direct disruption to operations to date. Management continues to monitor developments; however, based on current assessments, the directors are satisfied that the Group has adequate resources to continue as a going concern.

Based on the results of the above-mentioned cash flow assessments, management is satisfied that the Group can continue as a going concern in the foreseeable future, realizing its assets and discharging its liabilities in the normal course of business. Management will continue to monitor risks and adjust strategies as necessary.

During 2025, the Group has drawn $3 million on the Term Loan, with $1.5 million remaining available to be drawn (see Note 36). The Group was in compliance with all debt covenants as of December 31, 2025 (see Note 24).

34. Share based payment

The total share-based payment expense is as follows:

	2025	2024

2021 unvested awards	—	2,834
2025:
PSUs	15	—
Equity-settled RSUs	197	—
Compound RSUs	24	—
Total	236	2,834

Recognized as an expense (see note 9)	235	2,834

Classified within equity	212	2,834
Classified as a liability	25	—
Total	236	2,834

34.1 FY 2024 Unvested Awards

On October 14, 2021 (the “Effective Date”), the Controlling Shareholder of Metallon entered into share award agreements (the “Share Award Agreements”) with senior executives of Metallon (the “Senior Executives”), which provided the Senior Executives with the right to obtain ordinary shares in Metallon and full beneficial ownership of a certain amount of ordinary shares of Metallon (the “Shares”). The Share Award Agreements contained provisions which provided for automatic transfer of the Shares, and beneficial ownership rights granted thereunder, to any successor entity in the event of a corporate reorganization, merger, acquisition or other change in ownership. Among the Share Award Agreements issued, only one award contained vesting conditions (the “Unvested Award”), and all other awards were deemed fully vested (the “Vested Awards”) on the Effective Date. The Share Award Agreements were determined to be share-based payments in accordance with IFRS 2 and the associated compensation cost for the Vested Awards was recognized on the Effective Date. Due to certain terms and conditions within the Unvested Award which introduced uncertainty regarding the vesting period, a grant date, in accordance with IFRS 2, was not established on the Effective Date and no compensation cost was recognized.

Namib Minerals
Notes to the Financial Statements

34. Share based payment (cont.)

On June 15, 2024, substantially concurrent with the Reorganization Transaction (refer to Note 1) completed on June 17, 2024, a share exchange was completed whereby the Senior Executives exchanged their rights to the Shares in Metallon for a fixed number of Greenstone Shares. The Greenstone Shares were transferred to the Senior Executives by the Controlling Shareholder which, prior to such transfer, held 100% of the issued and outstanding ordinary shares of Greenstone. The exchange of Metallon Shares for Greenstone Shares on June 15, 2024 (the “Modification Date”) was accounted for as a modification of the Share Award Agreements in accordance with IFRS 2. However, since it was determined that there was not an increase in the fair value of the Award Agreements resulting from the exchange, no incremental compensation cost was required to be recognized by Greenstone. In addition, an addendum to the Unvested Award was executed on June 15, 2024, whereby all vesting and forfeiture conditions were removed. It was determined a grant date for the Unvested Award was established on the Modification Date, and given there were no vesting conditions, the full grant date fair value of $2.8 million was recognized as compensation expense on June 15, 2024 (refer to Notes 9 and 29). The related grant date fair value was determined based on an enterprise value of Greenstone and discounted for minority interest and lack of marketability. The enterprise value for Greenstone was determined using a combination of income and market approaches. An income approach was utilized for How Mine and included forecasted cash flows over the life of mine which extends through 2031. The forecasted cash flows utilized a projected gold price of $2,250/oz, which represented the median projected gold price as published by leading financial institutions as of the Modification Date. The forecasted cash flows were discounted utilizing a weighted average cost of capital of 21%. Market approaches were utilized for the Redwing and Mazowe Mines as the Mines remain under care and maintenance. The market approaches for the Redwing and Mazowe Mines were based on the estimated resource base for each mine of 2.5Moz and 1.2Moz respectively and the resource implied value derived from guideline public company market data for non-operating mines. The $2.8 million of compensation expense is presented within “Administrative expenses” (see Note 7) within the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024.

Restrictive Share Units and Performance Units

Certain executive and non-executive directors within the Group were granted RSUs and PSUs pursuant to provisions of the Namib Minerals Equity Plan.

34.2 Performance Stock Units

All PSUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors. PSUs include a market-based performance condition determined on the grant date. The PSUs granted during the year include a market-based performance condition based on the Company’s Relative Total Shareholder Return (TSR) measured against a designated benchmark index over the measurement period of 2 years. Each PSU represents a conditional right to receive one Ordinary Share, subject to the achievement of the performance conditions at the end of the measurement period.

The number of PSUs that vest may range from 0% to 200% of the target award based on performance outcomes. Awards that do not meet the minimum performance thresholds will lapse in full, and no additional modifications to PSU terms were made during the reporting period.

PSUs have rights to dividends only after they have vested.

The PSUs issued during the current period are settled solely through the issuance of Ordinary Shares at fair market value upon vesting. No cash-settlement alternative is available under the terms of the plan for these PSUs.

2025
Share units granted:	PSUs
Grant Date	December 13, 2025
Vesting Date	December 6, 2027
Number of units granted	323,777

Namib Minerals
Notes to the Financial Statements

34. Share based payment (cont.)

34.3 Restrictive Stock Units

34.3.1 Equity-settled RSUs

Equity-settled RSUs vest in accordance with the terms of the RSU grant agreements, provided that the relevant service conditions have been met. Upon vesting, each RSU is settled through the issuance of one Ordinary Share. The value of vested RSUs is determined by multiplying the number of RSUs vested by the fair market value of the Company’s shares on the settlement date.

RSU holders are entitled to receive dividends only after they have vested. In the current year, the fair value of RSUs granted was determined based on the grant-date share price of $3.26. The share-based payment expense relating to equity-settled RSUs is recognized in profit or loss over the vesting period, with a corresponding increase in equity. The equity-settled share-based expense as at December 31, 2025 relates to non-executive directors and amounted to $197,388.

2025
Share units granted:	RSUs
Grant Date	October 6, 2025
Vesting Date	April 1, 2026
Number of units granted	124,617

34.3.2 Compound RSUs

Compound Restrictive Share Units (“CRSUs”) provide employees with a choice of settlement method upon vesting. In terms of the 2025 CRSU agreements, vested units may be settled (i) through the issuance of Ordinary Shares , or (ii) on a cashless basis, with the value of the vested units transferred to a retirement fund, pension fund, or another approved investment fund, subject to the receipt of necessary third-party approvals.

Under IFRS 2, CRSUs are accounted for as compound instruments, comprising both an equity component (representing the option to receive shares) and a liability component (representing the option to elect cashless settlement). The equity component is measured at grant date and recognized over the vesting period, while the liability component is remeasured at each reporting date and at settlement, with changes recognized in profit or loss. Consistent with equity-settled RSUs, the fair value of CRSUs granted in the current year was based on the Company’s grant-date share price. The expense relating to Compound Restrictive Share Units for the current year amounted to $23,784.

2025
Share units granted:	RSUs
Grant Date	December 6, 2025
Vesting Date	50%: December 6, 2026 50%: December 6, 2027
Number of units granted	323,777

Namib Minerals
Notes to the Financial Statements

34. Share based payment (cont.)

This table summarizes additional information for the PSUs, equity-settled RSUs and the compound RSUs:

December 31, 2025	PSUs	Equity-settled RSUs	Compound RSUs
Vesting Period	2 Years	6 months	2 Years
Maximum term of options	2 years	6 Months	2 Years
Method of settlement	Equity	Equity	Choice of equity or cashless basis (investment in an approved investment fund)
Classification	Equity-settled	Equity-settled	Compound: equity-settled and cash-settled
Reconciliation:
Outstanding at beginning of the period	—	—	—
Granted during the period	323,777	124,617	323,777
Forfeited during the period	—	—	—
Expired during the period	—	—	—
Outstanding at end of the period	323,777	124,617	323,777

Weighted average exercise price	—	—	—
Weighted average remaining contractual life	23 months	3 Months	17 Months

Namib Minerals
Notes to the Financial Statements

35. Earnout liability

Refer to Notes 1(c) and 4 which explain the earnout liability and the Business Combination.

In accordance with the terms of the Business Combination Agreement, the Former Greenstone Shareholders are entitled to receive up to 30.0 million Earnout Shares during the Company Earnout Period. The Earnout Shares are contingent upon the achievement of specific operational and valuation milestones, as disclosed in Note 1(c). In the event of a change of control of the Company during the Company Earnout Period, all such milestones shall be deemed to have been satisfied and any Earnout Shares not previously issued shall be issued immediately prior to the consummation of such change of control. The arrangement is accounted for as a derivative financial liability and is not considered part of consideration for the business combination. It is revalued at each reporting date to reflect fair market value, with any changes recorded in profit or loss.

The earnout liability was calculated based on the expected timing of achievement of the operational and valuation milestones. As of June 5, 2025, the Group recognized the earnout liability at a fair value of $168.7 million and recognized a corresponding debit in equity. The fair value of the earnout liability was remeasured to $9.9 million on December 31, 2025, resulting in a $158.8 million decrease as explained in this table:

Earnout liability

Fair value as of June 5, 2025	$168,720
Fair value as of December 31, 2025	9,898
Change in fair value of earnout liability (gain)	$(158,822)

The decrease in the earnout liability since June 5, 2025 was a result of:

●	the decrease in value of shares ($11 per share to $1 per share at December 31, 2025); and

●	the probabilities relating to milestone 5 were decreased to 0% because the permits previously held lapsed without being renewed. This was not the case on June 5, 2025.

The fair value of the earnout liability was determined using a probability-weighted undiscounted cash flow approach with no discount rate adjustment, considering the probability of achieving milestones (Level 3 input), and using the assumed stock price (Level 1 input: $11.40 and $1.01 as of June 5, 2025 and December 31, 2025, respectively). Sensitivity analyses were performed to assess the impact of changes in the inputs as follows:

●	A stock price range of $4.0 to $8 would result in a potential aggregate value of the Earnout Shares in the range of $39.2 million to $78.4 million.

●	A decrease in the probability of achieving milestones (excluding milestone 5) by 10% would decrease the fair value of the earnout liability by $1 million to $8.9 million.

●	If the probability of achieving milestones (excluding milestone 5) was increased to 100%, the fair value of the earnout liability would increase by $100 thousand to $10 million.

All amounts are non-cash flows.

The impact of the earnout liability on earnings per share is included in Note 13 – Earnings per share.

Namib Minerals
Notes to the Financial Statements

35. Earnout liability (cont.)

IFRS 13 disclosures - financial instruments measured at fair value on a recurring basis

The Group’s financial instruments that are measured at fair value are:

●	Derivative liability (warrants) – see Note 25: and

●	Earnout liability – as per this note.

There were no such instruments in the year ended December 31, 2024.

Quantitative disclosures about the fair value measurements for each class of assets and liabilities

December 31, 2025

December 31, 2025	Fair value measurements at the end of the reporting period using:
	Level 1	Level 2	Level 3
Recurring fair value measurements
Derivative liability (warrants)	$1,334	—	—
Earnout liability	$—	—	9,898
	$1,334	—	9,898

Reconciliation of fair value measurements categorized within level 3 of the fair value hierarchy

2025
Opening balance	$—
Issued	168,720
Gains and losses recognized in profit or loss	(158,822)
Closing balance	9,898

The Group’s policy is to recognise transfers into and out of fair value hierarchy levels at the end of the reporting period. There were no transfers between levels 1 and 2 during the year. Other than as indicated above, there were no transfers into and out of level 3.

36. Subsequent events

Management has evaluated subsequent events through March 31, 2026, which is the date these financial statements were issued.

1.	As of 2026, the Group drew down an additional $1.5 million from its existing Banc ABC loan facility. Following approval of the Promissory Notes conversion into a term loan by the bank’s credit committee, $1.5 million remains available for immediate drawdown.

2.	On January 1, 2026, the Government announced a revision to the gold royalty framework, whereby the royalty rate applicable to gold producers will increase from 5% to 10% when the gold price exceeds US$5,000 per ounce.

3.	On March 13, 2026, Ibrahima Tall resigned as Chief Executive Officer of the Company and entered into a settlement agreement with the Group. Under the terms of the agreement, Mr. Tall will receive cash consideration of approximately $0.8 million and an equivalent dollar amount in ordinary shares resulting in 255,722 Ordinary Shares (determined based on the 10-day volume weighted average price) together with the acceleration of vesting of all outstanding RSUs. Mr. Tall agreed to release the Company from any and all claims related to his employment with Namib and will remain on the Board as a director.

4.	Namib Minerals commenced dewatering at the Redwing Mine in January 2026 to enable access to underground workings for assessment and restart planning. The programme is progressing in line with expectations and represents a key step toward the potential resumption of operations.

5.	The ongoing conflict in the Middle East has increased global economic uncertainty, particularly through higher energy prices, supply chain pressures, and inflation, which may increase the Group’s operating costs. In Zimbabwe, this may impact the cost of key inputs such as consumables, equipment, and labour. The Group has not experienced any direct disruption to operations to date. Management continues to monitor developments; however, based on current assessments, the directors are satisfied that the Group has adequate resources to continue as a going concern.

6.	398,474 Ordinary Shares were issued after year end, with a par value of $40 and an increase in share premium of $599,959. The shares were issued to settle debt in line with the promissory note (refer to note 26).

7.	Molly P. Zhang (aka Peifang Zhang) resigned as a director of the Company, effective April 1, 2026.